UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco

Bradesco

Report on Economic and Financial Analysis

September

2007

Banco Bradesco S.A.

Corporate Taxpayer’s ID (CNPJ) 60.746.948/0001-12	Bovespa –	BBDC3 (common) BBDC4 (preferred)	NYSE – BBD	Latibex – XBBDC

Indicators	Main Indicators (%)

	2006			2007

	2nd Qtr.	3rd Qtr.	September	2nd Qtr.	3rd Qtr.	September	12 months
			YTD			YTD	accumulated

CDI	3.58	3.51	11.54	2.89	2.79	8.96	12.36
Ibovespa	(3.48)	(0.49)	8.95	18.74	11.16	35.94	65.86
Commercial Rate	(0.37)	0.46	(7.11)	(6.05)	(4.52)	(13.98)	(15.41)
IGP-M	0.71	0.84	2.27	0.34	2.57	4.06	5.67
IPCA – IBGE	0.10	0.45	2.00	0.81	0.89	2.99	4.15
TJLP	1.98	1.82	6.10	1.59	1.53	4.77	6.52
TR	0.47	0.57	1.56	0.39	0.34	1.21	1.69
Savings Deposits	1.98	2.09	6.22	1.91	1.85	5.85	7.96
Number of Business Days	61	64	188	62	64	188	249

Indicators	Closing Amount

	2006		2007

	June	September	June	September

USD – Commercial Rate for Sale – (R$)	2.1643	2.1742	1.9262	1.8389
Euro – (R$)	2.7681	2.7575	2.6073	2.6237
Country Risk (Points)	246	233	160	185
Selic – Copom Base Rate (% p.a.)	15.25	14.25	12.00	11.25
Pre-BM&F Rate – 1 year (% p.a.)	14.78	13.56	10.77	11.38

Deposits	Compulsory Deposit Rates (%)				Items	Rates and Limits (%)

	2006		2007			2006		2007

	2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.		2nd Qtr.	3rd Qtr.	2nd Qtr.	3rd Qtr.

Demand Deposits (1)	45	45	45	45	Income Tax	25	25	25	25
Additional (2)	8	8	8	8	Social Contribution	9	9	9	9
Time Deposits (3)	15	15	15	15	PIS (1)	0.65	0.65	0.65	0.65
Additional (2)	8	8	8	8	Cofins (2)	4	4	4	4
Savings Account (4)	20	20	20	20	Legal Reserve on Net Income	5	5	5	5
Additional (2)	10	10	10	10	Maximum Fixed Assets (3)	50	50	50	50
					Capital Adequacy Ratio (Basel) (4)	11	11	11	11

(1) Cash deposit – No remuneration.					(1) The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2) Cash deposit – Compensation by Selic rate.					(2) The rate applicable to non-financial and similar companies is 7.60% (non-cumulative Cofins).
(3) Restricted Securities – From the amount calculated at 15%, R$300 million is deducted.					(3) Maximum Fixed Assets are applied over Reference Equity.
(4) Cash deposit – Compensation by Reference Rate (TR) + interest of 6.17% p.a.					(4) Reference Equity may not be lower than 11% of Weighted Assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relative to our business, which are based on management’s current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, adversely affect our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place excessive reliance on these forward-looking statements. These statements are valid only as at the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Risk Factors and Critical Accounting Practices

To assure Bradesco’s adhesion to the best international practices for transparency and corporate governance, we point out “Risk Factors” and “Critical Accounting Practices”. We consider these factors and practices the most significant and those which could affect our daily business, the results of our operations or our financial position. We stress that Bradesco addresses the management of all risks inherent to its activities in a complete and integrated manner. This integrated approach facilitates the improvement of risk management models and avoids the existence of any gap that could jeopardize the correct identification and assessment of these risks.

Risks Relating to Brazil

1) Brazilian political and economic conditions have direct impact on our business and on the market value of our stocks and ADSs

All of our operations and clients are mainly located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on the Brazilian economy, which in the past has been characterized by frequent intervention by the Brazilian Government and volatile economic cycles. In addition, our financial condition and the market value of our stocks and ADSs may also be adversely affected by changes in policy involving exchange controls, tax and other matters, as well as factors such as: fluctuations in exchange rates, interest rate, inflation rates, and other political, diplomatic, social and economic developments inside and outside Brazil that affect the country.

We cannot control or predict which measures or policies the Brazilian Government may take in response to the current or future situation of the Brazilian economy or how these measures or policies may affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

2) If Brazil undergoes a period of high inflation in the future, our revenues and the market value of our stocks and ADSs may be reduced

In the last 15 years, Brazil has undergone extremely high inflation rates, with annual rates (IGP – DI from Fundação Getulio Vargas) reaching as high as 2,708% in 1993. More recently, Brazil’s inflation rates were 1.2% in 2005, 3.8% in 2006 and 4.4% in the nine-month period of 2007. Inflation and governmental measures to combat it have had in past years significant negative effects on the Brazilian economy. In addition, public speculation about possible future actions has also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil suffers a period of high inflation in the future, our costs may increase, our operating and net margins may decrease and, if investor’s confidence lags, the price of our stocks and ADSs may drop. Inflationary pressures may curtail our ability to access foreign financial markets and may occasionally lead to further government interventions in the economy, including the introduction of policies that may adversely affect the overall performance of the Brazilian economy.

3) Access to international capital markets by Brazilian companies is influenced by the perception of risk in emerging economies, which may harm our ability to finance our operations

The market of securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, at different levels, by the market conditions in other Latin American countries and other emerging countries. Although economic conditions in these countries may significantly differ from the Brazilian economic conditions, the investors’ reaction to events in these countries may have an adverse effect in the market value of the Brazilian companies’ securities. Crises in other emerging countries or economic policies in other countries, specially in the United States and European Union countries, may reduce the demand of investors for Brazilian companies’ securities, including ours. Any of the events described above may negatively affect the market price of our stocks and make harder, or even prevent, our access to capital markets and our financing in future operations in acceptable conditions.

II

4) Developments in other emerging markets may adversely affect the market value of our stocks and ADSs

The market value of our stocks and ADSs may be adversely affected by declines in the international financial markets and world economic conditions. The Brazilian securities market is influenced by the local and other emerging countries’ economy, especially those in Latin America. Although economic conditions are different in each country, investors’ reaction to developments in one country may affect the securities markets and the securities issued in other countries, including Brazil.

Occasionally, developments in other countries have adversely affected the market value of our and other Brazilian companies’ stocks, as investors’ high risk perception due to crisis in other emerging markets may lead to reduced levels of investment in Brazil and, in addition, may hurt our ability to finance our operations through the international capital markets. If the economic situation in Latin America deteriorates, or if similar developments occur in the international financial markets in the future, the market value of our stocks and ADSs may be adversely affected.

Risks Relating to Bradesco and the Brazilian Banking and Insurance Industries

1) The Brazilian Government regulates the operations of Brazilian banks and insurance companies, and changes in prevailing laws and regulations or the imposition of new ones may adversely affect our operations and results

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the Brazilian Government. We have no control over government regulations, which govern all facets of our operations, including the imposition of minimum reference equity and capital requirements, compulsory deposits, loan limits and other loan restrictions.

The regulatory structure governing Brazilian banks and insurance companies is continuously evolving, and the laws and regulations could be amended. Besides, the enforcement or interpretation of laws and regulations could change, and new laws and regulations could be adopted. Such changes could materially affect in a negative manner our operations and our results.

Regulatory changes affecting other businesses in which we are engaged, including our broker dealer, consortium and leasing operations, could also have an adverse effect on our operations and our results.

2) The increasingly competitive environment in the Brazilian banking and insurance industries may adversely affect our business prospects

We face significant competition in all of our principal areas of operation from other large Brazilian banks and public and private insurance companies. Brazilian regulations raise limited barriers only to market entry and do not differentiate between local or foreign commercial and investment banks and insurance companies. As a result, the growing presence of foreign banks and insurance companies in Brazil, some of which have greater resources than we do, has grown the competition both in the banking and insurance industries. The privatization of publicly-owned banks has also made the Brazilian markets for banking and other financial services more competitive.

The increased competition may negatively affect our business results and prospects by, among other things: limiting our ability to increase our customer base and expand our operations; reducing our profit margins on the banking, insurance, leasing services and other products we offer; and increasing competition for the foreign investment opportunity.

Furthermore, additional publicly-owned banks and insurance companies may be privatized in the future. The acquisition of a bank or insurance company in a privatization process by one of our competitors would generally add to the acquirers’ market share, and as a result we may face increased competition from the acquirer.

3) Some of our common stocks are held by two stockholders, whose interests may conflict with other investors’ interests

On September 30, 2007 Cidade de Deus – Companhia Comercial de Participações held 48.01% of our common stocks and Fundação Bradesco directly and indirectly held 47.88% of our common stocks. As a result, these stockholders have the power to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other stockholders, as well as to approve related-party transactions or corporate reorganizations, which may not be beneficial to our other stockholders.

III

Critical Accounting Practices

Bradesco’s results are susceptible to accounting policies, assumptions and estimates. It is incumbent upon the Management to adopt proper accounting policies and provide reasonable and suitable judgments and estimates when preparing the financial statements.

Our relevant accounting policies are outlined in note 3 to the consolidated financial statements included in chapter 8 of this Report.

In terms of materiality, the following 5 items outline the accounting policies deemed as critical, as well as areas requiring a greater judgment and estimate or involving a higher level of complexity, which may affect our financial condition and the results of our operations. The accounting estimates made under such context impel us to make assumptions on highly uncertain issues. In each case, if we had made other estimates, or if changes in estimates had occurred period by period, these could have significantly impacted our financial condition or the results of our operations:

1) Allowance for Loan Losses

We periodically adjust our allowance for loan losses, which include leasing operations and other operations with loan characteristic, based on the analysis of our portfolio, including probable losses estimate in these segments at the end of each period.

The determination of allowance for loan losses amount by its nature requires us to make judgments and assumptions related to our loan operations portfolio, not only on an individual basis, but also on a portfolio basis. When we revise our portfolio as a whole, various factors may affect our estimate of probable extension of losses, including the methodology we use to measure historical rates of delinquency and the historical period we take into account in such measurements. When we revise loan operations on an individual basis, we make judgments related to the factors, which most probably should affect the risk levels and which specific credit rating we should attribute. Additional factors, which may affect our determination of allowance for loan losses include:

– general economic conditions in Brazil and conditions of relevant sector;
– previous experience with borrower or relevant sector of economy, including losses recent experience;
– credit quality trends;
– guarantees amounts and quality of a loan operation;
– volume, composition and growth of our loan operations portfolio;
– Brazilian Government’s monetary policy; and
– any delays when receiving information necessary to assess loan operations or confirm the deterioration of existing credit.

Our determination of allowance for loan losses is influenced by the risk rating of each loan operation. By assuming a positive fluctuation of 1% in delinquency ratio expected for our loan operations portfolio in full performance on September 30, 2007, the allowance for loan losses would increase approximately R$47 million. Such sensitivity analysis is hypothetical and intends to illustrate the risk rating and loss severity impact on our allowance for loan losses and, thus, must not be considered as an observation of our expectations for future determinations of risk rating or future alterations in loss severity. In view of the procedures we observe, in order to determine our risk rating of loan portfolio and our assessment of loss severity, we believe that the current risk rating and the estimate of loss severity for our loan portfolio are appropriate.

For further information about our practices referring to the allowance for loan losses, see content of loan operations included in chapter 3 and notes 3e and 10 included in the chapter 8 hereof.

2) Classification of Securities and Derivatives

The classification of securities occurs in three categories: for trading, available for sale and held to maturity. This classification is based on the Management’s intent, on the date of acquisition of securities, of maintaining or trading such securities. The accounting treatment of securities held depends on our classification upon their acquisition. Circumstantial changes may modify our strategy related to a specific security, which will require a transfer among the three categories.

The classification of securities can be found in Note 8 included in chapter 8 of this Report.

IV

3) Assessment of Securities and Derivatives

The financial instruments recorded at fair value in our financial statements mainly include securities classified as for trading, available for sale and other trading assets, including derivatives. The fair value is defined as the value in which a position could be closed or sold in a transaction with a party aware of the issue and willing to trade, without any benefit.

We estimate the fair value by using market-quoted prices when available. We observe that the fair value may be affected by the volume of stocks traded and also may not reflect the “control premiums” resulting from stockholder agreements, those holding significant investments. However, the Management believes that market-quoted prices are the fair value best indicators.

When market-quoted prices are not available, we use models to estimate the fair value. The factors used in these models include distributors’ quotations, pricing models, prices of instruments with similar characteristics and discounted cash flows. The pricing based on models also uses information about interest rates, exchange rates, options volatility, when these are relevant and available.

In the determination of fair value, when market-quoted prices are not available, we have the Management’s judgment, since the models depend on our judgment concerning the weight to be attributed to different factors and the quality of information we receive. For instance, reliable market data, when estimating the impact of maintaining a high position are generally limited. Likewise, we use our judgment in the estimate of prices when there is no external parameter. Should we make incorrect assumptions or the model itself makes correlations or incorrect assumptions, the value of income or loss recorded for a specific asset or liability may be improper. The judgment shall also determine if a decline in fair value below the up-to-date cost of a security held to maturity or security available for sale is not temporary, so that to require we recognize a devaluation of up-to-date cost and we may reflect such reduction as expense. In the assessment, if devaluation is not temporary, the Management decides the historical period to be considered and the level of severity of a loss.

Such assessment methods may lead Bradesco to different results, if models used or assumptions and estimates are inaccurate.

For further information about our practices referring to the assessment of securities and derivative financial instruments, see Notes 3c, 3d and 8 included in chapter 8 of this Report.

4) Taxes on Income

The determination of the amount of our taxes and contributions is related to the analysis of our deferred tax assets and liabilities, and taxes on income. Generally, our assessment requires us to estimate the future values of deferred tax assets and taxes on income. Our assessment about the possibility of a deferred tax asset to be realized is subjective and involves evaluations and assumptions originally uncertain. The realization of deferred tax assets is subject to alterations in future tax rates and the development of our tax planning strategies. The support to our assessments and assumptions may change over time as a result of unpredictable occurrences or circumstances, influencing the determination of the value of our tax liabilities.

We constantly monitor and assess the impact of new tax laws on our liabilities, which could affect the assessments and assumptions of our analysis about the possibility of realizing deferred tax assets.

For further information about Bradesco’s taxes on income, see Notes 3f and 34 to our financial statements included in chapter 8 of this Report.

5) Use of Estimates

Our Management estimates and makes assumptions, which include: the amount of provisions for deferred taxes and contributions; the assumptions for the calculation of allowance for loan losses; the assumptions for calculations of technical provisions for insurance, private pension plans and certificated savings plans; the choice of useful lives of certain assets; and the determination of whether an asset or group of specific assets was deteriorated. The estimates are based on the judgment and available information. Therefore, effective results may differ from such estimates.

V

Commercial Strategy

We understand that the expansion of the Brazilian economy, jointly with a strong growth of the Brazilian population, will increase the demand for our products and services. Under such context, our main objective is to maintain the focus on the domestic market and take advantage of our position as the largest private bank in Brazil, to expand profitability, maximize value to our stockholders and generate higher returns compared to other Brazilian financial institutions.

We intend to achieve such goals with a strategy not only to continuously expand our customer base, but also to consolidate our role as “the priority bank” of each of our clients, so that to be their first option towards their financial services needs. Our goal is to be a “Banco Completo” (All-inclusive Bank) in the Brazilian market. In this regard, we strive to maintain a remarkable presence in every line of financial services.

In the banking segment, we aim at rendering the most varied range of services as a retail bank, supported by a staff with more than 81 thousand employees, a wide Service Network, including our Branches, Corporate Site Branches, Banco Postal and Bradesco Expresso (Correspondent Banks), besides the ATMs, (OWN, Banco24Horas and sharing of the Network with Banco do Brasil)always concerned with the expansion of business volume. We are also focused on expanding our businesses as a wholesale bank in all its aspects (investment bank and corporate business) and expand our private banking business.

In the insurance segment, we intend to consolidate Bradesco Seguros e Previdência leadership, and in relation to the supplementary private pension segment, we intend to take advantage of our ongoing expansion of demand for our private pension products.

In every line of our operation, we intend to stand out and be recognized by our clients as leaders in terms of performance and efficiency.

We understand that the essence of business success in the financial sector consists of the combination between winning the client and a team highly qualified and devoted to the rendering of services, permanently trained and with rigid discipline standards at work. Our growth plans are not only translated into seeking the addition of new clients but are also focused on the frequent improvement of products/ services and distribution channels. It is fundamental to promote the business, the treatment given to our team in terms of qualification, promotion and creation of a solidarity culture at work, with a view to fomenting an environment where our employees may develop a career enduring during their entire professional life.

Finally, the main component of our philosophy is to conduct the business according to the highest ethical standards. Therefore, our strategy is always guided by seeking the best Corporate Governance and sustainability practices.

The key elements of our business strategy are:

– to search for convergence of business goals with social-environmental responsibility aspects;
– expansion by means of organic growth;
– performance based on the “Bank-Insurance Model”, which is a business model of a large banking institution, having as subsidiary an important insurance company, with a view to maintaining our profitability and consolidating our leadership in the insurance industry;
– increase of revenues, profitability and value to our stockholders, by consolidating our loan operations, our main activity, and the expansion of new products and services;
– maintenance of our commitment to the technological innovation;
– profitability and return to the stockholders by means of improved efficiency ratio;
– maintenance of acceptable risk levels in our operations; and
– expansion by means of strategic alliances and selective acquisitions, when these are beneficial.

1) To expand main business areas by means of organic growth

The Brazilian economy has been showing solidity over the past years and has been creating strategic opportunities for financial and insurance segments growth, mainly by means of increased business volume. We intend to take advantage of such opportunities to increase our revenues, obtain profitability and maximize value to the stockholders, as outlined as follows:

– benefiting from the opportunity in the Brazilian markets to obtain new clients with loan and financial needs only partially met, incrementing the competition for a small level of clients with higher income levels;
– expanding our financial products/services distribution, by using creativity in developing new products/services, solidly employing non-traditional means, for instance, expanding our credit cards offer and extension of loan granting to stores, by utilizing alliances with such stores and rendering services via Banco Postal;

VI

– using the distribution channels in benefit of the Bank, including our traditional branch network and technology to access the Internet in order to identify demand for new products and services;
– offering our customer base, broadly, our products and services;
– using the systems of our Branches, with a view to assessing and monitoring the use of our products and services by clients, so that to drive them to the appropriate sale, delivery, commercialization platforms; and
– developing varied products and services, in compliance with the needs of our current and potential clients.

2) To operate based on the Insurance Bank Model,in order to maintain the profitability and consolidate Bradesco’s leadership in the insurance industry

Our goal is to be “the priority bank” for our clients, thus increasing attendance according to their banking, insurance and private pension needs. We believe to be in a privileged position to capitalize the synergy among banking, insurance, private pension products and services and other financial activities in order to sell our traditional banking products and services and insurance and private pension products and services, by means of our branch network, our brokers and dealerships network, distribution services via Internet and our creativity in developing new distribution channels.

Concurrently, we aim at increasing profitability levels of insurance and supplementary private pension plans segments, by using the profitability measure rather than the volume of underwritten premium or amounts deposited, as observed as follows:

– maintaining our current policy of carefully assessing the car insurance risks and rejecting them in events where risks are too high;
– intensively trading our products and services; and
– maintaining acceptable risk levels in our operations by means of a strategy of:

  setting priorities to insurance underwriting opportunities, according to the risk spread between the revenue expected pursuant to the terms of insurance agreement and the amount of projected claims (statistically) to be due under the terms of such agreement;
  carrying out hedge transactions, so as to set out the mismatch between the real inflation index and provisions for adjustments of interest rates and inflation in long-term agreements;
  entering into reinsurance agreements with renowned reinsurance companies, executed by means of IRB-Brasil Resseguros, viewing to reducing the exposure to great risks; and
  using reinsurance contracts with important reinsurance companies.

3) Increased revenues from banking activities, profitability and value to stockholders, by reinforcing loan operations and expanding new products and services

We are concerned about the increase of revenues and profitability in our banking operations, with the following measures:

– carrying out our traditional deposit-taking activities and loan operations, continuously seeking to improve the quality of our loan portfolio, by means of risk mitigation plans and improvement in the assessment of loan granting ratings;
– building our customer base, legal entities and individuals, by offering products and services meeting the needs of specific clients, including foreign exchange products and services and import/export financing;
– intensively seeking the development of paid services based on fees, such as collection and payment processing for current and potential clients;
– expanding our financial services and products distributed out of our conventional means of branches, such as credit card activities, taking advantage of change in the consumers’ behavior concerning the financial services consumption;
– increasing our revenues from asset management and private pension plans; and
– continuously building our high-income and wealthy customer base, by providing a varied range of tailor-made financial products and services, and offering maximum efficiency in asset management.

VII

4) To maintain Bradesco’s commitment to technological innovation

The development of efficient means to reach clients and to process operations is a key element of our goal to increase our profitability and thus obtain coordinated growth opportunities. Recently, Bradesco resolved to reinforce such strategy with the challenge of changing our technological model, with a view to definitively maintaining Bradesco’s market leadership in the industry in terms of technology. Thus, Bradesco set a task force devoted to the advance of our profile and public perception towards technology.

We believe that technology offers unequalled opportunities to reach our clients efficiently in terms of costs and with satisfactory levels of security. We maintain the commitment of being ahead in the banking automation process, by creating opportunities for Brazilians to contact us via the Internet. We expect to continue increasing the number of clients and operations carried out through the Internet, by means of techniques, such as:

– by continuously installing stations of access to the Internet (Web Points) in public sites, allowing clients to use our banking system via the Internet, whether or not they have access to a personal computer;
– by enlarging our mobile banking service (Bradesco Mobile Banking), allowing clients to carry out their banking operations via the Internet, with compatible mobile phones; and
– by providing Pocket Internet Banking for palmtops and Personal Digital Assistants (PDAs) allowing our clients to see their checking and savings accounts, credit card transactions, provide for payments, transfer funds and also obtain institutional information.

5) To obtain profitability and return to stockholders by improving the efficiency ratio

We intend to improve our efficiency levels:

– by maintaining the austerity as guideline for our cost control policy;
– by consolidating the synergies enabled by our recent acquisitions;
– by still reducing our operating costs, by means of technology investments, decreasing the costs per transaction, always maintaining our automated distribution channels updated, including our distribution systems by phone, Internet and teller machines; and
– by still incorporating institutions to be acquired in our existing system, in order to remove potential overlaps, redundancies and inefficiency.

6) To maintain acceptable risk levels in our operations

Bradesco is constantly identifying and assessing the risks inherent to the activities we developed and we maintain proper controls, ensuring the conformity of processes and capital efficient allocation, with a view to maintaining levels similar to international standards, as well as to obtain competitive advantages.

7) To enter into strategic alliances and selective acquisitions

We understand that the expansion phase of Brazilian financial institutions will occur due to the organic growth over the next years. In addition, we believe that acquisition opportunities will be smaller size institutions available. Notwithstanding, we deem that certain institutions, susceptible to be acquired, could present niche opportunities, such as consumer financing, credit cards and investment bank. Therefore, we continuously evaluate potential strategic alliances as well as consolidation opportunities, including privatization and acquisitions proposals, and other forms, which offer potential opportunities to Bradesco increases its market share or improve its efficiency. Besides focusing on the value and the quality of assets, Bradesco takes into account potential operating synergies, crossed sales opportunities, know-how acquisitions and other advantages of potential alliance or acquisition. Our analysis of potential opportunities is guided by the impact these would have over our results.

VIII

Contents

List of Main Abbreviations			10

1 – Bradesco – Line by Line			11

Net Income	12	Statement of Income	22
Summarized Analysis of the Statement of Income	13	Analysis of the Statement of Income	23
Highlights	15	Comparative Balance Sheet	40
Bradesco’s stocks	18	Equity Analysis	41

2 – Main Information on Statement of Income			53

Consolidated Statement of Adjusted Income	54	Allowance for Doubtful Accounts	67
Profitability	56	Fee and Commission Income	68
Results by Business Segment	58	Administrative and Personnel Expenses	69
Change in the Main Items of Statement of Income	58	Operating Efficiency	70
Change in Net Interest Income Items plus		Other Indicators	72
Exchange Adjustment	59
Analysis of the Adjusted Net Interest Income and
Average Rates	60

3 – Main Information on Balance Sheet			73

Consolidated Balance Sheet	74	Funding	84
Total Assets by Currency and Maturities	76	Checking Accounts	84
Securities	77	Savings Accounts	85
Loan Operations	78	Assets under Management	86

4 – Operating Companies			89

Grupo Bradesco de Seguros e Previdência	90	Banco Bradesco BBI	112
– Insurance Companies (Consolidated)	90	Leasing Companies (Consortium Purchase Plans)	115
– Bradesco Saúde	97	Bradesco Consórcios	117
– Bradesco Auto/RE	99	Bradesco S.A. Corretora de Títulos e
– Bradesco Vida e Previdência	103	Valores Mobiliários	123
– Bradesco Capitalização	106	Bradesco Securities, Inc.	126
Banco Finasa	111

5 – Operational Structure			127

Corporate Organization Chart	128	Customer Service Network	139
Administrative Body	130	Bradesco Day & Night Customer Service Channels	141
Risk Ratings	131	Investments in Infrastructure, Information
Ranking	132	Technology and Telecommunications	145
Market Segmentation	133	Risk Management and Compliance	146
Bradesco Corporate	133	Cards	165
Bradesco Empresas (Middle Market)	134	Internacional Area	168
Bradesco Private	134	Cash Management Solutions	173
Bradesco Prime	135	Qualified Services for Capital Markets	176
Bradesco Varejo (Retail)	136	Business Processes	177
Banco Postal	136	Acknowledgments	181

6 – Social-environmental Responsibility			183

Bradesco Organization and the		Fundação Bradesco	213
Social-environmental Responsibility	184	Social Report	220
Human Resources	192

7 – Independent Auditors’ Report			221

Report of Independent Auditors on Limited Review of Supplementary Accounting Information included in the Report on Economic and Financial Analysis and in the Social Report			222

8 – Financial Statements, Independent Auditors’ Report and Fiscal Council’s Report			223

Management Report	224	Consolidated Cash Flow	235
Consolidated Balance Sheet	228	Consolidated Added Value Statement	236
Consolidated Statement of Income	232	Index of Notes to the Financial Statements	237
Consolidated Statement of Changes in		Notes to the Financial Statements	238
Stockholders’ Equity	233	Management Bodies	294
Consolidated Statement of Changes in		Independent Auditors’ Report on Special Review	295
Financial Position	234	Fiscal Council’s Report	296

Glossary of Technical Terms

Cross Reference Index			300

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic sum of the figures preceding them.

List of Main Abbreviations

AACD	– Association of Assistance to Disabled Children	Ibracon	– Brazilian Institute of Independent Auditors
ABC	– Activity-Based Costing	IBRE	– Brazilian Economy Institute
Abecs	– Brazilian Association of Credit Card Companies and Services	IEO	– Operating Efficiency Ratio
ABEL	– Brazilian Association of Leasing Companies	IFC	– International Finance Corporation
ABM	– Activity-Based Management	IFT	– Quarterly Financial Information
ACC	– Advances on Foreign Exchange Contracts	IGP-DI	– General Price Index – Internal Availability
ADR	– American Depositary Receipt	IGP-M	– General Price Index – Market
ADS	– American Depositary Share	Inmetro	– National Institute of Metrology, Standardization and Industrial Quality
ADVB	– Association of Sales and Marketing Managers of Brazil	INSS	– Social Security National Institute
Anbid	– National Association of Investment Banks	IPCA	– Extended Consumer Price Index
ANS	– National Agency for Supplementary Healthcare	IPO	– Initial Public Offering
AP	– Personal Accident	IPTU	– Municipal Real Estate Tax
Apimec	– Association of the Capital Markets Investment Analysts and Professionals	IR	– Income Tax
Bacen	– Brazilian Central Bank	IRRF	– Withholding Income Tax
BDR	– Brazilian Depositary Receipt	ISO	– International Standard Organization
BM&F	– Mercantile and Futures Exchange	ISE	– Corporate Sustainability Index
BNDES	– National Bank for Economic and Social Development	ISS	– Tax on Services
Bovespa	– São Paulo Stock Exchange	IT	– Information Technology
CBLC	– Brazilian Settlement and Custody Company	JCP	– Interest on Own Capital
CDB	– Bank Deposit Certificate	Latibex	– Latin American Stock Exchange Market in Euros (Spain)
CDC	– Consumer Sales Financing	LOMA	– Life Office Management Association (North-American institution which develops courses, examinations and researches in life, health and social security insurance segments)
CDI	– Interbank Deposit Certificate	MBA	– Master of Business Administration
CEF	– Federal Savings Bank	MUFG	– Mitsubishi UFJ Financial Group
Cetip	– Clearing House for the Custody and Financial Settlement of Securities	NBR	– Registered Brazilian Rule
CIAB	– Information Technology Congress and Exposition of the Financial Institutions	NGO	– Non-Governmental Organization
CMN	– National Monetary Council	NPL	– Non-Performing Loans
CNSP	– National Private Insurance Council	NYSE	– New York Stock Exchange
Cobit	– Control Objectives for Information and Related Technology	OHSAS	– Occupational Health and Safety Assessment Series
Cofins	– Contribution for Social Security Financing	OIT	– International Labor Organization
Conanda	– National Council for the Rights of Children and Adolescents	ON	– Common Stocks
Copom	– Monetary Policy Committee	PAA	– Advanced Service Branch
Cosif	– Chart of Accounts for National Financial System Institutions	PAB	– Banking Service Branch
COSO	– Committee of Sponsoring Organizations	PAE	– Electronic Service Branch in Companies
CPMF	– Provisory Contribution on Financial Transactions	PDD	– Allowance for Doubtful Accounts
CRI	– Certificate of Real Estate Receivables	PGBL	– Unrestricted Benefits Generating Plan
CS	– Social Contribution	PIS	– Social Integration Program
CVM	– Brazilian Securities Commission	PL	– Stockholders’ Equity
DJSI	– Dow Jones Sustainability World Index	PLR	– Employee Profit Sharing
DPV	– Available for Sale (Securities)	PN	– Preferred Stocks
DPVAT	– Compulsory Vehicle Insurance	PPNG	– Unearned Premiums Provisions
DR	– Depositary Receipt	RCF	– Optional Third-Party Liability
DRE	– Statement of Income for the Year	RE	– Basic lines (of Insurance Products)
DTVM	– Securities Dealer	ROA	– Return on Assets
DVA	– Value-Added Statement	ROAA	– Return on Average assets
EPE	– Specific Purpose Entities	ROAE	– Return on Average Equity
ERP	– Enterprise Resource Planning	ROE	– Return on Stockholders’ Equity
EXIM	– Export and Import – BNDES Financing Line	SA 8000	– Social Accountability
Fenaprevi	– National Federation of Life and Private Pension Plans	SAP	– Systems Applications and Products
FGV	– Fundação Getulio Vargas	SBPE	– Brazilian Savings and Loan System
FIA	– Management Institute Foundation	Sebrae	– Brazilian Micro and Small Business Support Service
FIDC	– Credit Right Funds	SEC	– U.S. Securities and Exchange Commission
FIE	– Exclusive Investment Fund	Selic	– Special Clearance and Custody System
Finabens	– Financing Line of other Assets and Services	SESI	– National Industry Social Service
Finame	– Fund for Financing the Acquisition of Industrial Machinery and Equipment	SFH	– National Housing System
FIPE	– Economic Research Institute Foundation	Sipat	– Internal Week of Labor Accident Prevention
Fipecafi	– Accounting, Actuarial and Financial Research Institute Foundation	Susep	– Superintendence of Private Insurance
FlRN	– Floating Rate Note	TJLP	– Long-term Interest Rate
FxRN	– Fixed Rate Note	TR	– Reference Rate
IBCC	– Brazilian Institute of Cancer Control	TVM	– Securities
IBGE	– Brazilian Institute of Geography and Statistics	UN	– United Nations
Ibmec	– Brazilian Capital Markets Institute	VaR	– Value at Risk
IBNR	– Incurred But Not Reported	VGBL	– Long-term Life Insurance
Ibovespa	– São Paulo Stock Exchange Index

1 Bradesco – Line by Line

Net Income

The Reported Net Income of 3Q07 was impacted by some extraordinary events. Thus, in order to enable a better analysis and comparability between the periods, we present below the Reported Net Income statement, without considering such extraordinary events (Adjusted Net Income).

	R$ million

	2006	2007

	Nine Months	2nd Quarter	3rd Quarter	Nine Months

Reported Net Income	3,351	2,302	1,810	5,817
Extraordinary Events in the Period:
(-) Total Sale of Investment in Arcelor	–	(354)	–	(354)
(-) Partial Sale of Investment in Serasa	–	(599)	–	(599)
(-) Partial Sale of Bovespa’s securities	–	–	(75)	(75)
(+) Full goodwill amortization(1)	2,109	182	631	813
(+) Supplementary labor provision	309	–	–	–
(-) Activated tax credit of previous periods	(204)	(41)	(376)	(417)
(+) Civil provision(2)	–	74	126	200
(-) Recovery of tax credits (PIS)	–	–	(51)	(51)
(+/-) Fiscal effects	(822)	237	(215)	22
Adjusted Net Income	4,743	1,801	1,850	5,356

(1) It refers to the full goodwill amortization calculated in the period by the acquisition of investments, basically represented by Josema Administração e Participação S.A. (Parent company of Credifar S.A. Crédito, Financiamento e Investimento) in 2Q07 and by Banco BMC S.A. and subsidiaries (Banco BMC) in 3Q07; and
(2) Refers to economic plans – reconstitution of inflation rates excluded.

Returns on Stockholders’ Equity – Adjusted Net Income – in percentage

	2007

	2nd Quarter	3rd Quarter	Nine Months

Return on Equity – ROE	28.9	27.8	25.2
Return on Average Equity – ROAE	29.5	29.3	27.7

Return on Equity – ROE (without mark-to-market adjustment – TVM and Derivatives)	31.3	29.9	26.9
Return on Average Equity – ROAE (without mark-to-market adjustment – TVM and Derivatives)	32.9	31.4	30.0

Return on Equity – ROE (straight-line calculation)	26.2	25.3	24.4
Return on Average Equity – ROAE (straight-line calculation)	26.7	26.5	26.8

Return on Assets – ROA	2.5	2.4	2.3
Return on Total Average Assets – ROAA	2.5	2.5	2.5

Reported Net Income x Net Income Adjusted by Extraordinary Events and Goodwill Amortizations – R$ million

Summarized Analysis of the Statement of Income

With the purpose of favoring the better understanding, comparability and analysis of Bradesco’s results, we are disclosing the Statement of Adjusted Income, which is obtained from a series of adjustments made on the Reported Statement of Income. We point out that the Statement of Adjusted Income will be the basis used for analysis and comments of this Report on Economic and Financial Analysis.

Below, we show tables with the Reported Statement of Income, the respective adjustments and the Statement of Adjusted Income.

September YTD/2006 x September YTD/2007 – R$ million

	Nine Months of 2006				Nine Months of 2007				Variations

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Net Interest Income (a)	15,073	(280)	–	14,793	17,374	(717)	(354) (5)	16,303	1,510	10.2
Allowance for Doubtful Accounts – PDD (b)	(3,223)	–	–	(3,223)	(3,942)	–	–	(3,942)	(719)	22.3
Intermediation Gross Income	11,850	(280)	–	11,570	13,432	(717)	(354)	12,361	791	6.8
Insurance, Private Pension Plans and Certificated Savings Plans
Operating Income	681	–	–	681	565	–	–	565	(116)	(17.0)
Fee and Commission Income (c)	6,474	–	–	6,474	7,910	–	–	7,910	1,436	22.2
Personnel Expenses (d)	(4,472)	–	–	(4,472)	(4,749)	–	–	(4,749)	(277)	6.2
Supplementary Labor Provision	(309)	–	309 (2)	–	–	–	–	–	–	–
Other Administrative Expenses (d)	(4,199)	–	–	(4,199)	(4,939)	–	–	(4,939)	(740)	17.6
Tax Expenses (d)	(1,608)	35	–	(1,573)	(1,856)	90	–	(1,766)	(193)	12.3
Other Operating Income/Expenses (e)	(1,994)	–	–	(1,994)	(2,380)	–	149 (6)	(2,231)	(237)	11.9
Full Goodwill Amortization	(2,109)	–	2,109 (3)	–	(813)	–	813 (3)	–	–	–
Operating Income	4,314	(245)	2,418	6,487	7,170	(627)	608	7,151	664	10.2
Non-Operating Income	20	–	–	20	677	–	(674) (7)	3	(17)	(85.0)
IR/CS and Minority Interest	(983)	245	(1,026) (4)	(1,764)	(2,030)	627	(395) (8)	(1,798)	(34)	1.9
Net Income	3,351	–	1,392	4,743	5,817	–	(461)	5,356	613	12.9
(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) supplementary provision for labor proceedings, pursuant to CVM Resolution no. 489;
(3) full goodwill amortization in subsidiaries;
(4) fiscal effect of adjustments in the amount of R$822 million and activation of the fiscal credits of previous periods, in the amount of R$204 million;

(5) positive result recorded in the sale of our share in Arcelor in the 2nd quarter of 2007;
(6) constitution of civil provision – economic plans in the amount of R$(200) million and recovery of fiscal credits (PIS) in the amount of R$51 million;
(7) positive result recorded in the sale of part of our share in Serasa, in the 2nd quarter of 2007, in the amount of R$599 million, and in Bovespa, in the 3rd quarter of 2007, in the amount of R$75 million; and
(8) fiscal effect of adjustments in the amount of R$(23) million and activation of the fiscal credits of previous periods in the amount of R$418 million.

Bradesco’s Net Income, in the nine months of 2007, reached R$5,356 million, accounting for a 12.9% increase in relation to Net Income of the same period of the previous year. Bradesco’s Stockholders’ Equity amounted to R$29,214 million as of September 30, 2007, equivalent to a 34.2% increase compared to the balance as of September 30, 2006. Consequently, the annualized return on Average Stockholders’ Equity (*) (ROAE) reached 30.0%. Total consolidated assets reached R$317,648 million as of September 30, 2007, accounting for a 30.6% growth in relation to the balance of same date of the previous year. The annualized return on Average Assets (ROAA), in the period of 2007, was 2.5%. Earnings per stock reached R$2,65. The main items influencing net income in the nine months of 2007, compared to the previous period, can be seen below:
(a) Net Interest Income – R$1,510 million
Such growth is mainly due to “interest” component, with a share of R$1,234 million (R$2,983 million due to the increase in business volume, and R$1,749 million to the decrease in spreads), pointing out a 26.9% increase in the volume of loan operations for individuals carried out in the twelve-month period ended on September 30, 2007, mainly concerned with consumer sales and personal loan financing, the spread of which is higher if compared to corporate loans.
(b) Allowance for Doubtful Accounts – R$(719) million
The variation is mostly due to a 26.5% increase in the volume of loan operations in the twelve-month period ended on September 30, 2007, pointing out the individual client operations, mainly under the type “consumer financing”, with an increase of 30.0%, which, in view of its specific characteristic requires, a higher volume of provision.

(*) it does not consider the mark-to-market effects of Securities Available for Sale.

(c) Fee and Commission Income – R$1,436 million
The increase in the period is mainly due to a higher volume of operations and to the Amex Brasil consolidation, pointing out the items “Income from Cards” R$544 million, “Loan Operations” R$281 million, “Checking Accounts” R$211 million, “Assets under Management” R$119 million, “Charging” R$78 million, “Custody and Brokerage Services” R$54 million and “Consortium Management” R$27 million.
(d) Personnel, Administrative and Tax Expenses – R$(1,210) million
Out of such amount, R$277 million of personnel expenses is due to: (i) the increase in salary levels resulting from the collective bargaining agreement of 2006 (3.5%); (ii) the increase in salary levels resulting from the collective bargaining agreement of 2007 (6.0%) R$60 million (R$ 26 million of restatement of labor liabilities, R$18 million of payroll increase and R$ 16 million of food allowance); (iii) higher PLR expenses R$91 million; and (iv) the consolidation of companies acquired in the period R$71 million.
In the period/07, the variation of R$740 million in other administrative expenses basically refers to: (i) the effects on increased volume of business; (ii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); (iii) the contractual adjustments; and (iv) the consolidation of companies acquired.
The R$193 million of tax expenses derives basically from (i) the increase in PIS/Cofins expenses R$128 million, due to the increase in taxable income; and (ii) the increase in ISS expenses R$36 million.
(e) Other Operating Expenses/Revenues – R$(237) million
The variation is mainly related to: (i) higher financial expenses R$342 million; (ii) the increase of several losses R$140 million; and mitigated: (iii) by the reduction of the expense with goodwill amortization R$242 million.

Summarized Analysis of the Statement of Income

2Q07 x 3Q07 – R$ million

	2Q07				3Q07				Variation

	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Reported Statement of Income	Adjustments		Adjusted Statement of Income	Amount	%

		Fiscal Hedge (1)	Other			Fiscal Hedge (1)	Other

Net Interest Income (a)	6,358	(300)	(354) (2)	5,704	5,785	(205)	–	5,580	(124)	(2.2)
Allowance for Doubtful Accounts – PDD (b)	(1,344)	–	–	(1,344)	(1,438)	–	–	(1,438)	(94)	7.0
Intermediation Gross Income	5,014	(300)	(354)	4,360	4,347	(205)	–	4,142	(218)	(5.0)
Insurance, Private Pension Plans and Certificated Savings Plans Operating Income (c)	116	–	–	116	208	–	–	208	92	79.3
Fee and Commission Income (d)	2,609	–	–	2,609	2,742	–	–	2,742	133	5.1
Personnel Expenses (e)	(1,649)	–	–	(1,649)	(1,640)	–	–	(1,640)	9	(0.5)
Other Administrative Expenses (e)	(1,644)	–	–	(1,644)	(1,755)	–	–	(1,755)	(111)	6.8
Tax Expenses (e)	(619)	37	–	(582)	(625)	26	–	(599)	(17)	2.9
Other Operating Income/Expenses (f)	(873)	–	74 (3)	(799)	(714)	–	75 (7)	(639)	160	(20.0)
Full Goodwill Amortization	(182)	–	182 (4)	–	(631)	–	631 (4)	–	–	–
Operating Income	2,772	(263)	(98)	2,411	1,932	(179)	706	2,459	48	2.0
Non-Operating Income	604	–	(599) (5)	5	76	–	(75) (8)	1	(4)	(80.0)
IR/CS and Minority Interest	(1,074)	263	196 (6)	(615)	(198)	179	(591) (9)	(610)	5	(0.8)
Net Income	2,302	–	(501)	1,801	1,810	–	(40)	1,850	49	2.7

(1) partial result of derivatives used for hedge effect of investments abroad, which in terms of Net Income, simply annuls the fiscal and tax effect (IR/CS and PIS/Cofins) of this hedge strategy;
(2) positive result recorded in the sale of our share in Arcelor;
(3) constitution of civil provision – economic plans;
(4) full goodwill amortization in subsidiaries;
(5) positive result recorded in the sale of part of our share in Serasa;
(6) fiscal effect of adjustments in the amount of R$(237) million and activation of the fiscal credits of previous periods in the amount of R$41 million;
(7) constitution of civil provision – economic plans in the amount of R$(126) million and recovery of fiscal credits (PIS) in the amount of R$51 million;
(8) positive result recorded in the sale of part of our share in Bovespa; and
(9) fiscal effect of adjustments in the amount of R$215 million and activation of the fiscal credits of previous periods in the amount of R$376 million.

In the 3rd quarter of 2007, Bradesco’s Net Income reached R$1,850 million, which corresponds to a 2.7%growth when compared to the 2nd quarter of 2007. Bradesco’s Stockholders’ Equity amounted to R$29,214 million on September 30, 2007, a 6.2% increase in relation to June 30, 2007. Total consolidated assets reached R$317,648 million as of September 30, 2007, growing 9.3% in the quarter.
The main items influencing net income in the 3rd quarter of 2007 compared to the previous quarter can be seen below:

(a) Net Interest Income – R$(124) million

Such variation is due to the decrease in the “non-interest” income in the amount of R$252 million, in view of the higher TVM and treasury gains in 3Q07, mitigated by the increase in the result of interest-bearing operations in the amount of R$128 million (R$311 million due to the increase in business volume, especially due to consumer financing operations, and R$183 million to the decrease in spreads).

(b)Allowance for Doubtful Accounts Expenses – R$(94) million

The increase of the expense in 3Q07 is consistent with the growth of our loan portfolio (by R$8,166 million or 7.5%) and mainly with the growth in operations with individual clients, which, due to its characteristic, require higher provisioning volume.

(c) Income from Insurance, Private Pension Plans and Certificated Savings Plans Operations – R$92 million

The variation is basically due to the higher premium and contributions revenues in the pension plan products, mainly “VGBL”, as well as insurance products of “Auto/RE” and “Life” segments.

(d)Fee and Commission Income – R$133 million

The increase is mostly due to an expansion in the volume of operations in the quarter, reflecting substantially in the following items: “Income from Cards” R$42 million; “Loan Operations” R$36 million; and “Assets under Management Income” R$31 million.

(e) Personnel, Administrative and Tax Expenses – R$(119) million

Personnel expenses remained stable in the quarter, as a result of: (i) the lower expenses with provisions for labor proceedings in the amount of R$27 million; (ii) the decrease in the PLR expenses in the amount of R$19 million; (iii) the lower expenses this quarter due to the higher concentration of vacations; mitigated by: (iv) the collective bargaining agreement of the category in 2007 (6.0%), which had an impact on expenses of R$60 million.

The R$111 million of other administrative expenses refer basically to higher expenses with: (i) “Third-party Services” R$47 million; (ii) “Assets Leasing” R$17 million; (iii) “Financial System Services” R$9 million; and (iv) “Data Processing” R$8 million.

The R$17 million of tax expenses are basically due to the increase of PIS/Cofins expenses R$16 million, due to the increase of tax income.

(f) Other Operating Expenses/Revenues – R$160 million

The variation is mainly related to: (i) higher reversions of operating provisions R$57 million; (ii) lower sundry losses R$22 million; (iii) lower financial expenses R$ 16 million; and (iv) higher financial revenues R$12 million.

Highlights

Income

	R$ million

	September YTD		Variation	2007		Variation

	2006	2007	%	2nd Qtr.	3rd Qtr.	%

Adjusted Net Interest Income	14,793	16,303	10.2	5,704	5,580	(2.2)
Allowance for Doubtful Accounts Expenses	3,223	3,942	22.3	1,344	1,438	7.0
Fee and Commission Income	6,474	7,910	22.2	2,609	2,742	5.1
Insurance, Private Pension Plans and Certificated Savings Plans Retained Premiums	10,553	11,595	9.9	3,843	4,146	7.9
Personnel Expenses	4,472	4,749	6.2	1,649	1,640	(0.5)
Other Administrative Expenses	4,199	4,939	17.6	1,644	1,755	6.8
Operating Income	6,487	7,151	10.2	2,411	2,459	2.0
Adjusted Net Income	4,743	5,356	12.9	1,801	1,850	2.7

Balance Sheet

	R$ million

	September		Variation	2007		Variation

	2006	2007	%	June	September	%

Total Assets	243,192	317,648	30.6	290,568	317,648	9.3
Securities and Derivative Financial Instruments	73,022	108,098	48.0	103,577	108,098	4.4
Loan Operations (Expanded Concept)	110,297	140,094	27.0	130,820	140,094	7.1
• Loan and Leasing Operations	92,013	116,357	26.5	108,191	116,357	7.5
• Sureties and Guarantees (accounted for in memorandum accounts)	13,820	18,471	33.7	17,325	18,471	6.6
• Credit Cards (Purchases in cash and Store payment in installments)	4,464	5,266	18.0	5,304	5,266	(0.7)
Permanent Assets	3,713	3,539	(4.7)	3,498	3,539	1.2
Deposits	78,853	86,736	10.0	82,601	86,736	5.0
Borrowings and Onlendings	16,640	20,735	24.6	19,165	20,735	8.2
Technical Provisions	45,719	55,319	21.0	52,900	55,319	4.6
Stockholders’ Equity	21,773	29,214	34.2	27,515	29,214	6.2

Change in Number of Outstanding Stocks

	ON	PN	Total

Number of Outstanding Stocks on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks Acquired and not Cancelled	(76,700)	(843,700)	(920,400)
Shares issued for Banco BMC Merger	9,299,618	9,299,514	18,599,132
100% Bonus	500,042,656	500,637,068	1,000,679,724
Number of Outstanding Stocks on September 30, 2007	1,009,337,030	1,009,904,350	2,019,241,380

Stock Performance (*)

	R$

	September YTD		Variation	2007		Variation

	2006	2007	%	2nd Qtr.	3rd Qtr.	%

Net Income per Stock	2.42	2.65	9.5	0.90	0.92	2.2

Dividends/JCP per Stock– Common (after Income Tax)	0.919	0.905	(1.5)	0.345	0.317	(8.1)
Dividends/JCP per Stock – Preferred (after Income Tax)	1.011	0.996	(1.5)	0.379	0.349	(7.9)

Book Value per Stock (Common and Preferred)	11.12	14.47	30.1	13.75	14.47	5.2

Last Business Day Price – Common	34.35	52.60	53.1	48.75	52.60	7.9
Last Business Day Price – Preferred	36.00	53.60	48.9	46.74	53.60	14.7

Market Value (R$ million) (**)	68,883	107,222	55.7	95,545	107,222	12.2

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied to 2006.
(**) Number of stocks (disregarding the treasury stocks) x closing price of Common and Preferred stocks of the last day of the period.

Cash Generation (*)

	R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Net Income	1,602	1,611	4,743	1,801	1,850	5,356
Equity in the Earnings of Affiliated Companies	(30)	(7)	(42)	(4)	(16)	(32)
Allowance for Doubtful Accounts	1,116	1,169	3,223	1,344	1,438	3,942
Allowance/Reversal for Mark-to-Market Adjustment	35	–	51	1	–	1
Depreciation and Amortization	114	128	351	133	135	401
Goodwill Amortization	314	–	433	–	–	–
Other	(25)	16	19	17	18	52
Total	3,126	2,917	8,778	3,292	3,425	9,720

(*) It considers the Adjusted Net Income.

Added Value with Hedge Adjustment and without Extraordinary Events

	R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Added Value (A+B+C)	4,094	4,311	12,544	4,645	4,696	13,661
A – Gross Income from Financial Intermediation	3,835	3,698	11,570	4,360	4,142	12,361
B – Fee and Commission Income	2,091	2,343	6,474	2,609	2,742	7,910
C – Other Operating Income/Expenses	(1,832)	(1,730)	(5,500)	(2,324)	(2,188)	(6,610)

Distribution of Added Value (D+E+F+G)	4,094	4,311	12,544	4,645	4,696	13,661
D – Employees	1,286	1,391	3,923	1,444	1,426	4,148
E – Government	1,206	1,309	3,878	1,400	1,420	4,157
F – JCP/Dividends to Stockholders
(paid and provisioned) (*)	609	972	2,120	796	743	2,140
G – Profit Reinvestment	993	639	2,623	1,005	1,107	3,216

Distribution of Added Value – percentage	100.0	100.0	100.0	100.0	100.0	100.0
Employees	31.3	32.4	31.3	31.1	30.4	30.4
Government	29.5	30.4	30.9	30.2	30.2	30.4
JCP/Dividends to Stockholders (paid and provisioned)	14.9	22.5	16.9	17.1	15.8	15.7
Profit Reinvestments	24.3	14.7	20.9	21.6	23.6	23.5

(*) In 2006, it considers the provisions of the Board of Directors meeting held on 10.5.2006.

Fixed Assets to Stockholders’ Equity Ratio Calculation

	R$ million

	2006		2007

	June	September	June	September

Stockholders’ Equity + Minority Stockholders	21,516	21,829	27,577	29,390
Subordinated Debts	9,650	10,265	10,351	10,028
Tax Credits	(149)	(149)	(79)	(79)
Exchange Membership Certificates	(78)	(80)	(96)	(69)
Other Adjustments	–	–	(107)	(1,171)
Reference Equity (A) (*)	30,939	31,865	37,646	38,099
Permanent Assets	10,170	8,642	10,238	12,193
Fixed Assets and Leasing	(4,301)	(4,844)	(6,664)	(8,561)
Unrealized Leasing Losses	(106)	(100)	(104)	(106)
Other Adjustments	(689)	92	(274)	2,083
Total Fixed Assets (B) (*)	5,074	3,790	3,196	5,609
Fixed Assets to Stockholders’ Equity Ratio (B/A) – %	16.4	11.9	8.5	14.7
Margin	10,396	12,142	15,627	13,441

(*) For the calculation of Fixed Assets to Stockholders’ Equity Ratio, the Exchange Membership Certificates are excluded from the Reference Equity and Fixed Assets, as per Bacen resolution 2,283.

Performance Ratios (annualized) – in percentage

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Return on Stockholders’ Equity (total)	33.4	33.0	30.1	28.9	27.8	25.2
Return on Stockholders’ Equity (average)	35.0	32.7	31.5	29.5	29.3	27.7

Return on Stockholders’ Equity (total) without mark-to-market
adjustment – TVM and Derivatives	34.4	32.8	31.4	31.3	29.9	26.9
Return on Stockholders’ Equity (average) without mark-to-market
adjustment – TVM and Derivatives	35.8	32.5	32.5	32.9	31.4	30.0

Return on Stockholders’ Equity (total) – straight-line calculation	29.9	29.6	29.1	26.2	25.3	24.4
Return on Stockholders’ Equity (average) – straight-line calculation	31.2	29.3	30.4	26.7	26.5	26.8

Return on Total Assets (total)	2.8	2.7	2.6	2.5	2.4	2.3
Return on Total Assets (average)	2.9	2.7	2.8	2.5	2.5	2.5

Stockholders’ Equity on Total Assets	9.2	9.0	9.0	9.5	9.2	9.2

Capital Adequacy Ratio (Basel) – Financial Consolidated (*)	18.7	18.4	18.4	18.2	16.3	16.3
Capital Adequacy Ratio (Basel) – Total Consolidated (*)	16.5	16.2	16.2	16.1	14.2	14.2

Fixed Assets to Stockholders' Equity Ratio –
Financial Consolidated	48.0	46.0	46.0	47.4	48.9	48.9
Fixed Assets to Stockholders' Equity Ratio – Total Consolidated	16.4	11.9	11.9	8.5	14.7	14.7

Expanded Combined Ratio - Insurance	85.4	82.5	84.2	90.3	85.8	87.9

Efficiency Ratio (YTD)	43.2	42.4	42.4	42.0	41.8	41.8

(*) If we choose the prerogative provided for in article 9 of Circular 3,367 of Bacen the indexes of September 2007 would de 19.8% in the financial consolidated and 16.9% in the consolidated total.

Market Share – Consolidated – in percentage

	2006		2007

	June	September	June	September

Banks – Source: Bacen
Time Deposit	9.8	9.6	8.3	N/D
Savings Deposit	14.8	14.6	13.9	N/D
Demand Deposit	17.3	17.4	17.3	N/D
Loan Operations	12.7	12.5	12.5	12.6 (**)
Number of Branches	16.8	16.8	16.7	16.6

Banks – Source: Anbid
Investment Funds + Portfolios	15.2	14.7	14.3	14.1

Banks – Source: Federal Revenue Secretariat
CPMF	20.0	19.8	19.5	19.5

Insurance, Private Pension Plans and Certificated Savings Plans – Source: Susep and ANS
Insurance, Private Pension Plans and Certificated Savings Plans Premiums	24.7	25.1	24.7	25.2 (*)
Insurance Premiums (including VGBL)	24.7	25.3	24.6	25.4 (*)
Income on VGBL Premiums	43.1	42.9	41.0	41.5 (*)
Revenues from Pension Plans Contributions (excluding VGBL)	29.0	28.6	29.6	28.6 (*)
Revenues from Certificated Savings Plans	19.6	19.8	20.2	20.4 (*)
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	37.3	37.1	36.3	36.1 (*)

Insurance and Private Pension Plans – Source: Fenaprevi
Revenues from PGBL Contributions	33.1	32.7	28.3	27.1 (*)
Private Pension Plans Investment Portfolios (including VGBL)	43.0	42.6	42.0	41.4 (*)

Credit and Debit Card – Source: Abecs
Credit and Debit Card Revenue	15.3	16.6	18.6	18.6 (*)

Leasing – Source: Abel
Active Operations	11.8	11.8	11.2	11.8 (*)

Banco Finasa – Source: Bacen
Finabens (Portfolio)	20.1	20.7	17.8	16.6
Auto (Portfolio) – This includes Banco Bradesco	26.4	25.8	25.9	25.8

Consortia – Source: Bacen
Real Properties	25.4	26.3	25.9	26.3 (*)
Auto	18.3	17.1	20.6	20.9 (*)
Trucks, Tractors and Agricultural Implements	5.0	5.8	6.8	6.7 (*)

International Area – Source: Bacen
Export Market	22.6	22.8	20.0	20.5 (**)
Import Market	14.5	15.0	16.6	15.8 (**)

(*) Reference date: August 2007.
(**) Previous data.
ND – Not available

Other Information

	2007		Variation	September		Variation

	June	September	%	2006	2007	%

Funding and Assets Managed – in R$ million	421,602	452,698	7.4	358,557	452,698	26.3
Number of Employees	80,287	81,943	2.1	78,319	81,943	4.6
Number of Branches	3,031	3,067	1.2	3,002	3,067	2.2
Checking Account Holders – thousand	16,930	17,117	1.1	16,843	17,117	1.6
Savings Account Holders – thousand	31,330	32,146	2.6	32,798	32,146	(2.0)
Credit, Private Label and Debit Card Base – thousand	63,196	67,228	6.4	53,331	67,228	26.1

Bradesco’s Stocks

Number of Stocks (in thousands) – Common and Preferred Stocks (*)

	December					2007

	2002	2003	2004	2005	2006	June	September

Common	863,212	958,036	953,405	978,900	1,000,143	1,000,085	1,009,337
Preferred	850,244	944,328	944,327	979,878	1,001,623	1,001,082	1,009,904
Subtotal – Outstanding Stocks	1,713,456	1,902,364	1,897,732	1,958,778	2,001,766	2,001,167	2,019,241
Treasury Stocks	5,878	344	–	464	758	1,154	1,679
Total	1,719,334	1,902,708	1,897,732	1,959,242	2,002,524	2,002,321	2,020,920

(*) For comparison purposes, 100% stock bonuses occurred in 2005 and 2007, were applied for previous years. Until 2004, the number of stocks was adjusted at 200% due to their splitting and for the years prior to 2003, they were divided by 10,000 in view of their reverse split.

On September 30, 2007, Bradesco’s capital stock was R$19 billion, composed of 2,020,920,180 stocks, of which 1,010,165,730 are common and 1,010,754,450 are preferred, non-par and book-entry stocks. The largest stockholder is the holding company Cidade de Deus Participações, which directly holds 48.01% of our voting capital and 24.11% of our total capital. Cidade de Deus Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações. Nova Cidade de Deus is owned by Fundação Bradesco and Elo Participações e Investimento. Elo Participações e Investimento has as stockholders the majority of members of Bradesco’s Board of Directors and Statutory Executive Board (see page 128).

Number of Stockholders – Domiciled in the Country and Abroad

	December					2007

	2002	2003	2004	2005	2006	June	September

Individuals	2,153,800	2,158,808	1,254,044	1,244,572	1,248,275	1,250,814	1,250,454
Corporate	179,609	180,559	116,894	116,225	116,040	116,025	115,914
Subtotal of Residents in the Country	2,333,409	2,339,367	1,370,938	1,360,797	1,364,315	1,366,839	1,366,368
Residents Abroad	373	465	3,780	3,701	3,689	3,688	3,691
Total	2,333,782	2,339,832	1,374,718	1,364,498	1,368,004	1,370,527	1,370,059

Concerning Bradesco’s stockholders, domiciled in the country and overseas, on September 30, 2007, 1,366,368 stockholders were domiciled in Brazil, accounting for 99.73% of total stockholders’ base and holding 72.13% of Bradesco’s outstanding stocks.

Whereas the number of stockholders living abroad was 3,691, representing 0.27% of total stockholders’ base and holding 27.87% of Bradesco’s outstanding stocks.

Bradesco’s Stocks

Market Value – R$ million

N.B.: the market value considers the closing quotation of the common and preferred stocks multiplied by the respective number of stocks.

Market Value / Stockholders’ Equity

Market Value/Stockholders’ Equity: indicates the number of times Bradesco’s market value is higher than its accounting stockholders’ equity.
Formula used: number of common and preferred stocks multiplied by the closing price of common and preferred stocks of the last business day of the period. The amount is divided by the accounting stockholders’ equity of the period.

Dividend Yield – in percentage (YTD)

Dividend Yield: is the ratio between the dividends and/or interest on own capital distributed to stockholders over the past 12 months and the stock price, indicating the investors’ return related to profit sharing.
Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR) over the past 12 months, which is divided by the preferred stock closing price of the last business day of the period.

Payout Index – in percentage

Payout Index: indicates the percentage of net income paid as dividends/interest on own capital.
Formula used: amount received by stockholders as dividends and/or interest on own capital (gross of IR), which is divided by net income adjusted by legal reserve (5% of net income).

Financial Volume – Bradesco PN x Ibovespa – R$ billion (except percentage)

Source: Economática

Earnings per Share – R$ (YTD) (*)

(*) For comparison purposes, in 2007 there was a 100% stock bonus, which was applied for previous years, and in 2005 there was also a 100% stock bonus, which was applied for previous     years. Until 2004, the number of stocks was adjusted at 200% due to their splitting, and for the years prior to 2003, they were divided by 10,000 in view of their reverse split. Adjusted Net Income was used.

Appreciation Index – Bradesco PN (BBDC4) x Ibovespa (in percentage)

Source: Economática

Bradesco Stock Performance

Bradesco’s preferred stocks appreciated by 14.8% (adjusted by dividends), showing a higher performance when compared to Ibovespa, which had a gain of 11.2% in 3Q07. In the first nine months, the accrued performance of Bradesco’s preferred stocks was 24.9% (adjusted by dividends), whereas Ibovespa increased by 36.0% .

The Brazilian stock market began 3Q07 in a positive way, with successive historical record renewals, but negative news coming from the United States related to subprime real estate market brought volatility to the market due to the decrease in liquidity caused by losses in that market. Before this event, Ibovespa reached an appreciation of 6.7% in the quarter; however, following the international markets performance, it reached a loss of 11.7% in the quarter. In order to minimize the liquidity problem, the main world central banks injected resources in the market and, at the end of the quarter, there was a recovery of the markets due to a reduction of 0.5% in the interest rate announced by the U.S. Central Bank. Thus, Ibovespa ended the quarter with an appreciation of 11.2% .

Statement of Income

	R$ million

	September YTD		Variation %	2007		Variation %

	2006	2007		2nd Qtr.	3rd Qtr.

Revenues from Financial Intermediation	28,099	29,474	4.9	9,878	10,283	4.1
Loan Operations	14,942	15,246	2.0	4,995	5,315	6.4
Leasing Operations	460	633	37.6	193	248	28.5
Securities Transactions	4,374	4,766	9.0	1,567	1,717	9.6
Financial Income on Insurance, Private Pension Plans
and Certificated Savings Plans	5,047	5,433	7.6	1,859	1,889	1.6
Derivative Financial Instruments	1,632	2,046	25.4	805	688	(14.5)
Foreign Exchange Transactions	632	415	(34.3)	144	122	(15.3)
Compulsory Deposits	1,012	935	(7.6)	315	304	(3.5)
Expenses From Financial Intermediation
(not including PDD)	13,306	13,171	(1.0)	4,174	4,703	12.7
Market Funding Operations	8,984	8,775	(2.3)	2,731	3,159	15.7
Price-Level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	2,866	3,329	16.2	1,098	1,188	8.2
Borrowings and Onlendings	1,450	1,060	(26.9)	342	354	3.5
Leasing Operations	6	7	16.7	3	2	(33.3)
Net Interest Income	14,793	16,303	10.2	5,704	5,580	(2.2)
Allowance for Doubtful Accounts Expenses	(3,223)	(3,942)	22.3	(1,344)	(1,438)	7.0
Gross Income from Financial Intermediation	11,570	12,361	6.8	4,360	4,142	(5.0)
Other Operating Income (Expense)	(5,083)	(5,210)	2.5	(1,949)	(1,683)	(13.6)
Fee and Commission Income	6,474	7,910	22.2	2,609	2,742	5.1
Operating Income from Insurance, Private
Pension Plans and Certificated Savings Plans	681	565	(17.0)	116	208	79.3
(+) Net Premiums Issued	13,360	15,304	14.6	5,055	5,448	7.8
(-) Reinsurance Premiums and Redeemed Premiums	(2,807)	(3,709)	32.1	(1,212)	(1,302)	7.4
(=) Retained Premiums from Insurance, Private
Pension Plans and Certificated Savings Plans	10,553	11,595	9.9	3,843	4,146	7.9
Retained Premiums from Insurance	5,973	6,347	6.3	2,087	2,307	10.5
Private Pension Plans Contributions	3,562	4,109	15.4	1,354	1,445	6.7
Income on Certificated Savings Plans	1,018	1,139	11.9	402	394	(2.0)
Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(1,946)	(3,082)	58.4	(1,097)	(1,322)	20.5
Variation in Technical Provisions for Insurance	(537)	(1,004)	87.0	(291)	(499)	71.5
Variation in Technical Provisions for
Private Pension Plans	(1,400)	(2,095)	49.6	(816)	(818)	0.2
Variation in Technical Provisions for
Certificated Savings Plans	(9)	17	–	10	(5)	–
Retained Claims	(4,475)	(4,419)	(1.3)	(1,503)	(1,488)	(1.0)
Certificated Savings Plans Draws and Redemptions	(878)	(1,000)	13.9	(353)	(346)	(2.0)
Insurance, Private Pension Plans and Certificated
Savings Plans Selling Expenses	(754)	(796)	5.6	(262)	(274)	4.6
Insurance Products Selling Expenses	(607)	(631)	4.0	(208)	(217)	4.3
Private Pension Plans Selling Expenses	(134)	(154)	14.9	(51)	(54)	5.9
Certificated Savings Plans Selling Expenses	(13)	(11)	(15.4)	(3)	(3)	–
Expenses with Private Pension Plans Benefits and
Redemptions	(1,819)	(1,733)	(4.7)	(512)	(508)	(0.8)
Personnel Expenses	(4,472)	(4,749)	6.2	(1,649)	(1,640)	(0.5)
Other Administrative Expenses	(4,199)	(4,939)	17.6	(1,644)	(1,755)	6.8
Tax Expenses	(1,573)	(1,766)	12.3	(582)	(599)	2.9
Equity in the Earnings of Affiliated Companies	42	32	(23.8)	4	16	300.0
Other Operating Income	990	1,012	2.2	299	376	25.8
Other Operating Expenses	(3,026)	(3,275)	8.2	(1,102)	(1,031)	(6.4)
Operating Income	6,487	7,151	10.2	2,411	2,459	2.0
Non-Operating Income	20	3	(85.0)	5	1	(80.0)
Income before Taxes on Profit and Profit Sharing	6,507	7,154	9.9	2,416	2,460	1.8
Taxes on Income	(1,757)	(1,790)	1.9	(613)	(607)	(1.0)
Minority Interest in Subsidiaries	(7)	(8)	14.3	(2)	(3)	50.0
Net Income	4,743	5,356	12.9	1,801	1,850	2.7
Annualized Return on Stockholders’ Equity (*) (%)	32.5	30.0	–	32.9	31.4	–

(*) Refers to average Stockholders’ Equity and does not consider the mark-to-markets effects on Securities Available for Sale.

Analysis of the Statement of Income – R$ million

Income from Loan Operations and Leasing Result

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
15,396	15,872	3.1	5,185	5,561	7.3

In the period, income was up mainly a result of: (i) the increase in the volume of the loan portfolio, which totaled R$116,357 in September/07 against R$92,013 in September/06, i.e., a 26.5% increase, particularly in the corporate portfolio, with an increase of 26.1%, focusing on “BNDES Onlending”, “Guaranteed Account”, “Operations Abroad” and “Working Capital” products. In the individual portfolio, the growth was 26.9%, with focus on the products connected to consumer financing; partially mitigated by: (ii) higher exchange loss variation of 14.0% in the period/07, against an exchange loss variation of 7.1% in the period/06, affecting foreign currency indexed and/or denominated operations, which comprise 9.7% of total Loan and Leasing Operations, basically derived from corporate portfolio (excluding Advances on Foreign Exchange Co ntracts – ACC); and (iii) decrease in average interest rates, observing the 9.0% CDI variation in the period/07, against 11.5% in the period/06.

The variation in income in the quarter was mainly due to: (i) the increase of 7.5% in the loan portfolio volume, which reached the amount of R$116,357 in September/07, against R$108,191 in June/07, considering that in the corporate portfolio, there was an increase of 5.6%, with focus on the “Operations Abroad”, “Working Capital”, “Rural” and “Leasing” products, whereas in the individual portfolio the increase was 10.3%, with focus on products linked to consumer financing; (ii) the lower exchange loss variation of 4.5% in 3Q07, against exchange loss variation of 6.1% in 2Q07, affecting our foreign currency indexed and/or denominated operations, comprising 9.7% of total Loan and Leasing Operations, basically derived from the corporate portfolio (excluding Advances on Foreign Exchange Contracts – ACC)), which was partially mitigated: (iii) by the drop in the average interest rates, observing the 2.8% CDI variation in 3Q07, against 2.9% in 2Q07.

Income from Operations with Securities (TVM) and Derivative Financial Instruments

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,006	6,812	13.4	2,372	2,405	1.4

The increase in income in the period is mainly due to: (i) the increase in the portfolio’s average volume; which was partially offset by: (ii) the higher exchange loss variation of 14.0% in the period/07, against an exchange loss variation of 7.1% in the period/06, impacting on the foreign currency indexed and/or denominated operations, comprising 5.2% of the portfolio; (iii) the higher “non-interest” income R$96 in the period/06; and (iv) the reduction in the average interest rates, observing the 9.0% CDI variation in the period/07, against 11.5% in the period/06.

The variation in income in the quarter is mainly due to: (i) the increase in the portfolio’s average volume; (ii) the lower exchange loss variation of 4.5% in 3Q07, against exchange loss variation of 6.1% in 2Q07, impacting on the foreign currency indexed and/or denominated operations, comprising 5.2% of the portfolio; offset by: (iii) the higher “non-interest” income gains of R$254 in 2Q07; and (iv) the reduction in the average interest rates, observing the 2.8% CDI variation in 3Q07, against 2.9% in 2Q07.

Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,047	5,433	7.6	1,859	1,889	1.6

The variation in the period was basically due to: (i) the increase in the portfolio’s average volume; (ii) the higher IGP-M variation of 4.1% in the period/07, against 2.3% in the period/06; (iii) the higher “non-interest” income of R$173 in the period/07; partially offset: (iv) by the reduction in the average interest rates, observing the 9.0% CDI variation in the period/07, against 11.5% in the period/06.

The variation in the quarter was substantially due to: (i) higher “non-interest” income of R$55 in 3Q07; (ii) the increase in the portfolio’s average volume; (iii) the higher IGP-M variation of 2.6% in 3Q07, against 0.3% in 2Q07; partially offset: (iv) by the reduction in average interest rates, accompanying the 2.8% CDI variation in 3Q07, against 2.9% in 2Q07.

Foreign Exchange Transactions

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
632	415	(34.3)	144	122	(15.3)

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After the deductions, the result would be R$255 in the period/06 and R$265 in the period/07, basically due to the increase in foreign exchange portfolio volume.

For a better analysis, this item should be analyzed deducted from expenses with foreign funding, used for import/export operation financing, in accordance with Note 11a. After such deductions, the result had an increase, being R$91 in 2Q07 and R$101 in 3Q07, basically due to the increase in foreign exchange portfolio volume.

Compulsory Deposits

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,012	935	(7.6)	315	304	(3.5)

The decrease in the period is basically due to: (i) the variation in CDI of 9.0% in the period/07, against 11.5% in the period/06, used to remunerate the additional compulsory deposit; (ii) the drop in TR – Reference Rate, used to remunerate the compulsory on savings deposits; which was offset:: (iii) by the increase in the average volume of deposits in the period.

The decrease in the quarter is basically due to: (i) the variation in CDI of 2.8% in 3Q07, against 2.9% in 2Q07, used to remunerate the additional compulsory deposit; (ii) the drop in TR – Reference Rate, used to remunerate the compulsory on savings deposits; which was offset: (iii) by the increase in the average volume of deposits in the quarter.

Market Funding Operations Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
8,984	8,775	(2.3)	2,731	3,159	15.7

The variation in the period is mostly due to: (i) the higher exchange loss variation of 14.0% in the period/07, against exchange loss variation of 7.1% in the period/06, impacting the foreign currency indexed and/or denominated funding; (ii) the reduction in the average interest rates, observing the 9.0% CDI variation in the period/07, against 11.5% in the period/06, mainly affecting the time deposits expenses; and offset by: (iii) the increase in the average funding volume.

The variation in the quarter derives basically from: (i) the lower exchange loss variation of 4.5% in 3Q07, against exchange loss variation of 6.1% in 2Q07, impacting on the foreign currency indexed and/or denominated funding; (ii) the increase in the average volume of the portfolio; and offset: (iii) by the reduction in the average interest rates, following the CDI variation of 2.8% in 3Q07, against 2.9% in 2Q07, mainly affecting time deposit expenses.

Price-level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
2,866	3,329	16.2	1,098	1,188	8.2

The variation in the period is basically due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the higher IGP-M variation of 4.1% in the period/07, against 2.3% in the period/06, one of the indexes which also remunerates the technical provisions; mitigated: (iii) by the reduction in the average interest rates, observing the 9.0% CDI variation in the period/07, against 11.5% in the period/06.

The variation in the quarter is mostly due to: (i) the higher average volume of technical provisions, especially the “VGBL” product; (ii) the higher IGP-M variation of 2.6% in 3Q07, against 0.3% in 2Q07, one of the indexes which also remunerates the technical provisions; partially offset by: (iii) the drop in the average interest rates, observing the 2.8% CDI variation in 3Q07, against 2.9% in 2Q07.

Borrowings and Onlendings Expenses

September YTD				2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,450	1,060	(26.9)	342	354	3.5

The variation in the period is basically due to: (i) the higher exchange loss variation of 14.0% in the period/07, against exchange loss variation of 7.1% in the period/06, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 36.9% of the Borrowings and Onlendings portfolio; (ii) the decrease in average interest rates, according to the 9.0% CDI variation in the period/07, against 11.5% in the period/06; which was mitigated by: (iii) the increase in the average funding volume, mainly represented by Finame and BNDES operations.

The variation in the quarter is substantially due to the lower exchange loss variation of 4.5% in 3Q07, against exchange loss variation of 6.1% in 2Q07, impacting on foreign currency indexed and/or denominated borrowings and onlendings, which represent 36.9% of the Borrowing and Onlending portfolio.

Net Interest Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
14,793	16,303	10.2	5,704	5,580	(2.2)

The variation of R$1,510 in net interest income is basically due to: (i) the increase in interest-bearing operations of R$1,234, R$2,983 due to a growth in the average business volume and R$1,749 due to the decrease in spreads; and (ii) the higher “non-interest” income of R$276, basically derived from the higher TVM gains and loan recovery.

The negative variation of R$124 in net interest income is due to: (i) the decrease in “non-interest” income of R$252, basically due to higher gains with treasury and TVM verified in 2Q07; mitigated: (ii) by the growth in the result of interest-bearing operations in the amount of R$128, R$311 due to the increase in the average business volume and R$183 to the decrease in spreads.

Allowance for Doubtful Accounts Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,223	3,942	22.3	1,344	1,438	7.0

The increase in the period of R$719 is compatible with the growth of our loan portfolio (26.5% or R$24,344 over the last 12 months) and with the relevant participation of individual (42.3%) which, due to its characteristic, requires higher provisioning volume, whose growth in the period was 26.9% or R$10,451.

The variation in the quarter is compatible with the growth of our loan portfolio and mainly with the 10.3% growth in the operations with individual clients which, due to their characteristic, require higher provisioning volume.

Fee and Commission Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,474	7,910	22.2	2,609	2,742	5.1

The increase of income in the period is mainly due to a hike in the volume of operations, with focus on: (i) income from cards R$544, which includes the consolidation of Amex Brasil in the amount of R$252; (ii) loan operations R$281; (iii) checking account R$211; (iv) assets management R$119; (v) charging R$78; (vi) custody and brokerage services R$54; and (vii) consortium management R$27.
			The variation of income in the quarter is mostly due to expansion of businesses, substantially reflecting on: (i) income from cards R$42 (ii) loan operations R$36; and (iii) assets management R$31.

Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
10,553	11,595	9.9	3,843	4,146	7.9

The growth in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Retained Premiums from Insurance

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
5,973	6,347	6.3	2,087	2,307	10.5

The variation in the period is due to: (i) the increase in Health insurance production R$250, substantially in the corporate, health and dental insurance, and due to annual restatement by medical, hospital and dental costs variation; the Life line R$123; the Basic lines R$75; the Auto segment R$57; and offset by: (ii) the recording, in the period/06 of premiums of effective and non-issued risks, which had its accounting system changed by means of the Susep Circular 314, in the Auto segment R$92, in the Basic lines R$29 and in other segments R$10.

The variation in the quarter is due to the increase in the production of: (i) the Auto segment R$160; (ii) the Life line R$39; and also: (iii) the recording of premiums of effective and non-issued risks in the Auto segment R$21.

b) Private Pension Plans Contributions

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
3,562	4,109	15.4	1,354	1,445	6.7

The increase in the period is due to: (i) the sales of “VGBL” product R$1,277 and “ PGBL/Traditional ” products R$116; which was mitigated by: (ii) the increase in the volume of redemption of “VGBL” R$846.
N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

The variation is due to: (i) the sale of “VGBL” product R$247; mitigated: (ii) by the drop in the production of “PGBL/Traditional” products R$87; and (iii) the increase in the volume of redemption of “VGBL” R$69 in 3Q07.
N.B.: according to Susep, the recording of “VGBL” redemptions reduces the retained contributions.

c) Income on Certificated Savings Plans

September YTD				2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
1,018	1,139	11.9	402	394	(2.0)

The variation in the period is mainly due to the higher sale of certificated savings plans connected to sustainability actions (SOS Mata Atlântica, Instituto Ayrton Senna and IBCC).			Revenues remained practically stable in 3Q07, when compared to 2Q07.

Variation in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,946)	(3,082)	58.4	(1,097)	(1,322)	20.5

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Variation in Technical Provisions for Insurance

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(537)	(1,004)	87.0	(291)	(499)	71.5

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in the period/07 were comprised of the higher constitution of provision in the Health insurance R$759, Life segment R$200, Basic lines R$27 and Auto segment R$18. The variations occurred in the period/06 were comprised of: (i) the higher constitution of technical provision in the Health portfolio R$320 (R$244 of which refers to the additional provision in the “Individual Health” portfolio), Life segment R$111 and Basic lines R$25; (ii) constitution of provision for effective and non-issued risks (PPNG) previously accounted for in memorandum accounts to meet Susep Circular 314, in the Auto R$82 and Basic lines R$30 segments; and mitigated (iii) by the reversal of provision of the Auto segment R$3 1.

The variation in technical provisions is directly related to the sale of insurance in their respective effectiveness periods. The variations occurred in 3Q07 were comprised of: (i) the higher constitution of provision in the Health insurance R$259, Auto segment R$114, Life segment R$96 and Basic lines R$16; (ii) the constitution of provision for effective and non-issued risks (PPNG) in the Auto segment R$14. The variations occurred in 2Q07 were comprised of: (i) higher constitution of provision in the Health insurance R$237, Life segment R$68, Basic lines R$7; mitigated: (ii) by the lower constitution of provision in the Auto segment R$21.

b) Variation in Technical Provisions for Private Pension Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,400)	(2,095)	49.6	(816)	(818)	0.2

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the period are due to the higher recording of provisions for the “VGBL” R$562 and “PGBL/Traditional” R$133 products.

Variations in technical provisions are directly related to production, combined with benefits and redemptions. The variations in the quarter are due to the higher recording of provisions for the “VGBL” R$88 products; mitigated: by the reversion of provision in “PGBL/Traditional” R$86.

c) Variation in Technical Provisions for Certificated Savings Plans

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(9)	17	–	10	(5)	–

The variation is mainly due to the reversion of technical provision for contingency in the period/07.			The variation is mainly due to the reversion of technical provision for contingency in 2Q07.

Retained Claims

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,475)	(4,419)	(1.3)	(1,503)	(1,488)	(1.0)

The decrease of claims in the period is due to: (i) the decrease in reported claims in the Life R$144, Auto R$16 and other lines R$34; mitigated: (ii) by the increase of reported claims of Health R$118 and Basic lines R$20.
N.B.: The claims ratio decreased from 78.3% to 75.3% between the periods.

The decrease of claims in the quarter is due to: (i) the decrease in reported claims in the Life R$15, Auto R$5 and other lines R$11; mitigated: (ii) by the increase in reported claims in the Health segment R$16.
N.B.: Between the quarters, we recorded a decrease in the claims ratio from 79.1% to 73.8%.

Certificated Savings Plans Draws and Redemptions

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(878)	(1,000)	13.9	(353)	(346)	(2.0)

The redemptions are directly related to revenue. The variation in the period is due to the increase in revenues from certificated savings plans.			The redemptions are directly related to revenue. The variation in the quarter is due to lower revenues from certificated savings plans.

Insurance, Private Pension Plans and Certificated Savings Plans Selling Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(754)	(796)	5.6	(262)	(274)	4.6

The variation in the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Insurance Products Selling Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(607)	(631)	4.0	(208)	(217)	4.3

In nominal terms, selling expenses remained practically steady in the period/07 when compared to the period/06.			In nominal terms, selling expenses remained practically steady in 3Q07 when compared to 2Q07.

b) Private Pension Plans Selling Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(134)	(154)	14.9	(51)	(54)	5.9

The variation in the period is basically a result of the increase in sales of the “VGBL” product and, consequently, in selling expenses.			The variation in the quarter is basically a result of the increase in sales of the “VGBL” product and, consequently, in selling expenses.

c) Certificated Savings Plans Selling Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(13)	(11)	(15.4)	(3)	(3)	–

In nominal terms, the expenses remained practically stable in the period/07 when compared to the period/06.			The expenses remained practically stable in 3Q07 when compared to 2Q07.

Private Pension Plans Benefits and Redemptions Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,819)	(1,733)	(4.7)	(512)	(508)	(0.8)

The variation in the period was derived from: (i) the lower volume of redemptions in “Traditional” Plans R$235; mitigated by: (ii) the higher volume of redemptions in “PGBL” plans R$83; and (iii) the higher volume of benefits paid R$66.
			The expenses remained practically stable in 3Q07 when compared to 2Q07.

Personnel Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,472)	(4,749)	6.2	(1,649)	(1,640)	(0.5)

The growth in the period is basically due to: (i) the increase in salary levels resulting from the 2006 collective bargaining agreement (3.5%); (ii) the higher “PLR” expenses R$91; (iii) the consolidation of companies acquired R$71; and (iv) the increase in salary levels resulting from the 2007 collective bargaining agreement (6.0%) R$60 (of which R$26 was labor liabilities restatement, R$18 was increase in payroll and R$16 was food allowance).

Personnel expenses remained steady in 3Q07 as a result of: (i) the decrease in expenses with provisions for labor proceedings R$27; (ii) the lower “PLR” expenses R$19; (iii) the lower expenses due to the higher concentration of vacations in 3Q07; mitigated: (iv) by the increase in salary levels resulting from the 2007 collective bargaining agreement (6.0%) R$60.

Other Administrative Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(4,199)	(4,939)	17.6	(1,644)	(1,755)	6.8

The increase in the period is basically due to: (i) the increase in businesses; (ii) the contractual adjustments; (iii) the investments in the improvement and optimization of the technological platform (IT Improvements Project); and (iv) the consolidation of companies acquired.
			The variation in the quarter is basically due to increased expenses with: (i) third-party services R$47; (ii) assets leasing R$17 (iii) financial system services R$9; and (iv) data processing R$8.

Tax Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,573)	(1,766)	12.3	(582)	(599)	2.9

The increase in the period mainly derives from: (i) the PIS/Cofins increased expenses R$128 in view of the increase of taxable income; and (ii) the ISS increased expenses R$36.			The variation in the quarter is essentially due to the PIS/Cofins increased expenses R$16 in view of the increase of taxable income.

Equity in the Earnings of Affiliated Companies

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
42	32	(23.8)	4	16	300.0

The variation in the period is due to the lower results in affiliated companies in the period/07.			The variation in the quarter mainly derives from higher results obtained in the affiliated companies in 3Q07, basically through our affiliated company IRB-Brasil Resseguros.

Other Operating Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
990	1,012	2.2	299	376	25.8

The increase in the period is mainly due to: (i) higher reversions of operating provisions R$222; mitigated: (ii) by lower financial revenues R$133; and (iii) by lower revenues from recoveries of charges and expenses R$73.
			The variation in the quarter is mainly due to: (i) higher reversions of operating provisions of R$57; and (ii) higher financial revenues R$12.

Other Operating Expenses

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(3,026)	(3,275)	8.2	(1,102)	(1,031)	(6.4)

The increase in the period is mostly due to: (i) the higher financial expenses R$342; (ii) the increase in sundry losses R$140 (R$37 of which from consolidation of Amex Brasil); and mitigated: (iii) by the reduction of goodwill amortization expenses R$242.
			The variation in the quarter basically derives from: (i) the lower sundry losses R$22; and (ii) the lower financial expenses R$16.

Operating Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
6,487	7,151	10.2	2,411	2,459	2.0

The increase in the period derives from: (i) the higher net interest income R$1,510; (ii) the increased fee and commission income R$1,436; offset by: (iii) the increased personnel and administrative expenses R$1,017; (iv) the higher allowance for doubtful accounts expenses R$719; (v) the increased operating expenses (net of income) R$227; (vi) the higher tax expenses R$193; (vii) the decrease in the result of insurance, private pension plans and certificated savings plans operations R$116; and (viii) the decrease in the equity in the earnings of affiliated companies R$10.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

The variation in the quarter derives from: (i) the increased fee and commission income R$133; (ii) the higher result in insurance, private pension plans and certificated savings plans operations R$92; (iii) the higher operating income (net of expenses) R$148; (iv) the increase in the equity in the earnings of affiliated companies R$12; mitigated by: (v) the higher personnel and administrative expenses R$102; (vi) the higher expenses with allowance for doubtful accounts R$94; (vii) the lower net interest income R$124; and (viii) the higher tax expenses R$17.
N.B.: For a more detailed analysis of the variation of each item, we recommend the reading of each specific item.

Non-Operating Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
20	3	(85.0)	5	1	(80.0)

The variation in the period is mainly due to lower recording of non-operating provisions.			The variation in the quarter is mainly due to lower recording of non- operating provisions.

Taxes on Income

September YTD			2007

2006	2007	Variation %	2nd Qtr.	3rd Qtr.	Variation %
(1,757)	(1,790)	1.9	(613)	(607)	(1.0)

The variation on taxes on income expenses in the period reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.			The variation on taxes on income expenses in the quarter reflects tax charge over earnings before taxes, adjusted of additions and exclusions, according to Note 34.

Comparative Balance Sheet

Assets	R$ million

	September		Variation %	2007		Variation %

	2006	2007		June	September

Current and Long-Term Assets	239,479	314,109	31.2	287,070	314,109	9.4
Funds Available	3,947	4,100	3.9	4,916	4,100	(16.6)
Interbank Investments	34,363	39,856	16.0	27,394	39,856	45.5
Securities and Derivative Financial
Instruments	73,022	108,098	48.0	103,577	108,098	4.4
Interbank and Interdepartmental
Accounts	17,949	20,968	16.8	20,257	20,968	3.5
Restricted Deposits:
Brazilian Central Bank	16,993	19,989	17.6	19,278	19,989	3.7
Other	956	979	2.4	979	979	–
Loan and Leasing Operations	79,907	102,294	28.0	94,671	102,294	8.1
Loan and Leasing Operations	86,041	109,626	27.4	101,617	109,626	7.9
Allowance for Doubtful Accounts	(6,134)	(7,332)	19.5	(6,946)	(7,332)	5.6
Other Receivables and Assets	30,291	38,793	28.1	36,255	38,793	7.0
Foreign Exchange Portfolio	8,620	11,621	34.8	12,047	11,621	(3.5)
Other Receivables and Assets	21,752	27,269	25.4	24,295	27,269	12.2
Allowance for Other Doubtful Accounts	(81)	(97)	19.8	(87)	(97)	11.5
Permanent Assets	3,713	3,539	(4.7)	3,498	3,539	1.2
Investments	1,019	604	(40.7)	585	604	3.2
Property, Plant and Equipment in
Use and Leased Assets	2,082	2,209	6.1	2,216	2,209	(0.3)
Deferred Charges	612	726	18.6	697	726	4.2
Deferred Charges	612	726	18.6	697	726	4.2
Total	243,192	317,648	30.6	290,568	317,648	9.3

Liabilities
Current and Long-Term Liabilities	221,190	288,084	30.2	262,817	288,084	9.6
Deposits	78,853	86,736	10.0	82,601	86,736	5.0
Demand Deposits	17,598	22,134	25.8	21,019	22,134	5.3
Savings Deposits	25,415	30,231	18.9	28,406	30,231	6.4
Interbank Deposits	173	197	13.9	231	197	(14.7)
Time Deposits	35,376	33,483	(5.4)	32,360	33,483	3.5
Other Deposits	291	691	137.5	585	691	18.1
Federal Funds Purchased and Securities
Sold under Agreements to Repurchase	36,264	68,621	89.2	53,756	68,621	27.7
Funds from Issuance of Securities	6,097	6,597	8.2	6,645	6,597	(0.7)
Securities Issued Abroad	2,521	3,042	20.7	3,162	3,042	(3.8)
Other Funds	3,576	3,555	(0.6)	3,483	3,555	2.1
Interbank and Interdepartmental
Accounts	1,914	1,765	(7.8)	1,926	1,765	(8.4)
Borrowings and Onlendings	16,640	20,735	24.6	19,165	20,735	8.2
Borrowings	5,767	7,305	26.7	6,540	7,305	11.7
Onlendings	10,873	13,430	23.5	12,625	13,430	6.4
Derivative Financial Instruments	508	2,332	359.1	2,124	2,332	9.8
Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	45,719	55,319	21.0	52,900	55,319	4.6
Other Liabilities	35,195	45,979	30.6	43,700	45,979	5.2
Foreign Exchange Portfolio	3,290	6,091	85.1	6,405	6,091	(4.9)
Taxes and Social Security Contributions,
Social and Statutory Payables	8,307	12,030	44.9	10,936	12,030	10.0
Subordinated Debt	11,767	13,441	14.2	13,203	13,441	1.8
Sundry	11,831	14,417	21.8	13,156	14,417	9.6
Future Taxable Income	173	173	–	173	173	–
Minority Interest in Subsidiaries	56	177	216.1	63	177	181.0
Stockholders’ Equity	21,773	29,214	34.2	27,515	29,214	6.2
Total	243,192	317,648	30.6	290,568	317,648	9.3

Equity Analysis – R$ million

Funds Available

September			2007

2006	2007	Variation %	June	September	Variation %
3,947	4,100	3.9	4,916	4,100	(16.6)

The variation in the period is due to: (i) the increased volume of funds available in domestic currency R$314; offset: (ii) by the reduction in the volume in foreign currency R$161.			The variation in the quarter is basically due to: (i) the decreased volume in domestic currency R$804; and (ii) the decreased volume of funds available in foreign currency R$12.

Interbank Investments

September			2007

2006	2007	Variation %	June	September	Variation %
34,363	39,856	16.0	27,394	39,856	45.5

The variation in the period derives from: (i) the increase in third-party portfolio position in the amount of R$9,566; (ii) the increase in unrestricted bonds R$2,801; offset by: (iii) the decrease in own portfolio position in the amount of R$6,281; and (iv) the reduction in investments in interbank deposits R$593.

The variation in the quarter is due to: (i) the increase in third-party portfolio position in the amount of R$5,222 (ii) the increase in the own portfolio position in the amount of R$2,804; (iii) the increase in unrestricted bonds R$2,801; and (iv) the increase in investments in interbank deposits R$1,635.

Securities (TVM) and Derivative Financial Instruments

September			2007

2006	2007	Variation %	June	September	Variation %
73,022	108,098	48.0	103,577	108,098	4.4

The increase in the period is substantially due to: (i) the additional funds derived from the increase in funding, particularly technical provisions for insurance, private pension plans and certificated savings plans, as well as the issuance of subordinated debts of R$996; (ii) the variation in average interest rates, observing the 12.4% CDI variation in the twelve-month period; partially mitigated by: (iii) the exchange loss variation of 15.4% in the period from September/06 to September/07, impacting on foreign currency indexed and/or denominated securities, which comprise 5.2% of the portfolio; and (iv) the redemption/maturity of securities. The portfolio profile (excluded from purchase and sale commitments), based on Management’s intent, is distributed as follows: “Trading Securities” 66.4%; “Securities Available for Sale” 21.1%; and “Securities Held to Maturity” 12.5%. In September/07, 53.5% of the total portfolio (excluded from purchase and sale commitments) was represented by Government Bonds, 18.7% by Private Securities and 27.8% by “ PGBL” and “ VGBL” fund quotas.

The variation in the quarter partially reflects: (i) the additional funds arising from increased funding, especially the technical provisions for insurance, private pension plans and certificated savings plans; (ii) the variation in average interest rates, observing the 2.8% CDI variation in 3Q07; which was partially mitigated by: (iii) the redemption/maturity of securities; and (iv) exchange loss variation of 4.5% in 3Q07, impacting on foreign currency indexed and/or denominated securities, which comprise 5.2% of the portfolio.
N.B.: The increase in compulsory deposit is a result of the volume increase of demand and saving deposits, which are the basis to calculate and collect compulsory deposits.

Interbank and Interdepartmental Accounts

September			2007

2006	2007	Variation %	June	September	Variation %
17,949	20,968	16.8	20,257	20,968	3.5

The variation in the period is mainly due to: (i) the increase in volume of compulsory demand deposits of R$1,293, due to an expansion in average balance of these deposits, basis for payment in respective periods, from R$18,540 in September/06 to R$23,158 in September/07; (ii) the increase in the volume of the compulsory of savings accounts deposits in the amount of R$923 referring to the increase in the balance of these deposits by 18.9% in the period; and (iii) the increase in the additional compulsory on deposits R$780.

The variation in the quarter is basically due to: (i) the increase in the volume of compulsory demand deposits of R$49; (ii) the increase in the volume of the compulsory of savings accounts deposits R$342; and (iii) the increase in the additional compulsory on deposits in the amount of R$321.
N.B.: The increase in compulsory deposits is a result of the volume increase of demand and savings deposits, which are the basis to calculate and collect compulsory deposits.

Loan and Leasing Operations

September			2007

2006	2007	Variation %	June	September	Variation %
92,013	116,357	26.5	108,191	116,357	7.5

The increase in the period is basically due to: (i) the individual client portfolio, with a 26.9% growth, in particular in the “Auto” products, up by 24.1% and “Personal Loan”, up by 21.3%. The growth of 26.1% recorded in the corporate portfolio is the result of the 32.1% increase in micro, small and medium-sized companies portfolio, coupled with a 20.0% increase in the portfolio of large companies (Corporate). In the corporate portfolio we point out the products “Operations Abroad”, up by 41.4%, “BNDES Onlending” up by 25.9% and “Working Capital” with an increase of 45.8%, as a result of the maintenance of the economic activity level; partially offset by: (ii) exchange loss variation of 15.4% from September/06 to September/07, impacting on foreign currency indexed and/or denominated contracts, comprising 9.7% of the total portfo lio. In September/07, the portfolio was distributed at 57.7% for corporate (25.5% of which was directed to industry, public and private sectors, 13.6% to commerce, 16.9% to services, 1.4% to agribusiness and 0.3% to financial intermediation) and 42.3% for individuals. In terms of concentration, the 100 largest borrowers accounted for 22.6% of the portfolio in September/06 and for 20.0% in September/07. The Loan Portfolio under Normal Course reached the amount of R$106,919 in September/07. Out of this total, 31.8% is falling due within up to 90 days.
N.B.1: this item includes advances on foreign exchange contracts and other receivables and does not include the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78.

The variation in the quarter is mainly due to: (i) the 5.6% growth recorded in the corporate portfolio resulting from the 9.4% increase in the portfolio of micro, small and medium-sized companies and the increase of 1.7% in the portfolio of large companies (Corporate). It is worth pointing out the increase of 10.9% in “Working Capital”, of 4.1% in “BNDES Onlendings” and 19.4% in “Leasing”, as a result of the maintenance of the economic activity level. The 10.3% growth in the individual client portfolio, especially in the “Auto” products, with a 7.5% increase and “Personal Loan”, with a 11.1% increase, is a result of a stable economic scenario; offset: (ii) by the exchange loss variation of 4.5% in 3Q07, impacting foreign currency indexed and/or denominated contracts, which account for 9.7% of total portfolio. In terms of concentr ation, the 100 largest borrowers accounted for 21.4% of the portfolio in June/07 and 20.0% in September/07.
N.B.1: this item includes advances on exchange contracts and other receivables and does not take into account the allowance for doubtful accounts, as described in Note 10.
N.B.2: for a better understanding of these operations, see item “loan operations”, on page 78.

Allowance for Doubtful Accounts (PDD)

September			2007

2006	2007	Variation %	June	September	Variation %
(6,215)	(7,428)	19.5	(7,033)	(7,428)	5.6

The variation in the PDD balance for the period was mostly due to a 26.5% increase in the volume of loan operations and in the improvement of loan evaluation tools. PDD ratio in relation to the loan portfolio increased from 6.8% in September/06 to 6.4% in September/07. Provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated between E and H, decreased from 156.0% in September/06 to 147.5% in September/07 and, between D and H, reduced from 131.1% in September/06 to 125.9% in September/07. However, the preventive maintenance of current provision levels made all performance indicators remain in adequate levels. In the twelve-month period, PDD in the amount of R$5,132 was recorded, R$71 was incorporated arising from acquired institutions and R$3,990 was written off. The exceeding PDD volume in relation to the minimum required increased from R$1,092 in September/06 to R$1,112 in September/07.

The increase in the PDD balance in the quarter basically reflects a 7.5% growth of the loan portfolio in the quarter, particularly, the individual client portfolio with a 10.3% growth. The PDD ratio in relation to the loan portfolio decreased from 6.5%, in June/07, to 6.4% in September/07. The provision coverage ratios in relation to the loan portfolio under abnormal course, respectively, rated from E to H, decreased from 148.4%, in June/07, to 147.5%, in September/07, and those rated from D to H increased from 125.6%, in June/07, to 125.9%, in September/07. In the quarter, PDD in the amount of R$1,438 was recorded, R$62 arose from acquired institutions and R$1,105 was written off. The exceeding PDD volume in relation to the minimum required remained stable when compared to the balance of June/07.

Other Receivables and Assets

September			2007

2006	2007	Variation %	June	September	Variation %
29,887	38,368	28.4	35,895	38,368	6.9

The variation in the period is mainly due to: (i) the increase of foreign exchange operations R$3,001; (ii) the increase in tax credit balances R$1,558, basically as a result of temporary provisions; (iii) the increase in the balance of trading and intermediation operations of R$872; and (iv) the increase in the balance of credit card operations R$802, not included in loan operations.
N.B.: balances are deducted (net of corresponding PDD) of R$404 in September/06 and of R$425 in September/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

The variation in the quarter is basically due to: (i) the increase in the balance of trading and intermediation operations of R$829; (ii) the increase in tax credit balances R$781; and (iii) the increase in prepaid expenses – commission in the financing placement R$355, basically due to the merger of BMC.
N.B.: balances are deducted (net of corresponding PDD) of R$360 in June/07 and R$425 in September/07, allocated to the “Loan and Leasing Operations” and “Allowance for Doubtful Accounts” items.

Permanent Assets

September			2007

2006	2007	Variation %	June	September	Variation %
3,713	3,539	(4.7)	3,498	3,539	1.2

The variation in the period is mostly due to: (i) the transfer of Banco Espírito Santo (BES) investment to current assets; mitigated: (ii) by the increase in property, plant and equipment in use and leased assets and deferred charges.

The variation in the quarter is due to: (i) the increase in investments in subsidiary (arising from the result of stockholders’ equity) R$20 and deferred charges R$28; which was offset: (ii) by the decrease in property, plant and equipment in use and leased assets R$7.

Deposits

	September			2007

2006	2007	Variation %	June	September	Variation %
78,853	86,736	10.0	82,601	86,736	5.0

The increase of the period is detailed in the charts below:			The variation in the quarter is detailed in the charts below:

a) Demand Deposits

September			2007

2006	2007	Variation %	June	September	Variation %
17,598	22,134	25.8	21,019	22,134	5.3

The evolution of R$4,536 is composed of: individuals R$1,986 and corporate clients R$2,550.			The variation in the quarter is due to the increase of funds stemming from individuals R$783 and corporate clients R$332.

b) Savings Deposits

	September			2007

2006	2007	Variation %	June	September	Variation %
25,415	30,231	18.9	28,406	30,231	6.4

The increase in the period is mainly due to: (i) the deposits made in the period; and (ii) the deposit remuneration (TR + 0.5% p.m.) reaching 8.0% in the last twelve months.			The increase in the quarter is basically due to: (i) the deposits made in the quarter; and (ii) the deposit remuneration (TR + 0.5% p.m.), reaching 1.8% in 3Q07.

c) Time Deposits

September			2007

2006	2007	Variation %	June	September	Variation %
35,376	33,483	(5.4)	32,360	33,483	3.5

The variation in the period is basically due to the migration of funds to other forms of investment (debentures) by institutional investors.			The increase in the quarter is substantially due to the income earned.

d) Interbank Deposits and Other Deposits

September			2007

2006	2007	Variation %	June	September	Variation %
464	888	91.4	816	888	8.8

The variation in the period results from the increase in the “Other Deposits – Investment Account” item R$400.			The variation in the quarter is basically due to: (i) a hike in the “Other Deposits – Investment Account” item R$106; offset: (ii) by the decrease in the volume of “Interbank Deposits” item R$34.

Federal Funds Purchased and Securities Sold under Agreements to Repurchase

	September			2007

2006	2007	Variation %	June	September	Variation %
36,264	68,621	89.2	53,756	68,621	27.7

The variation of balance in the period derives from: (i) an increase in funding volume, using government and private securities of the own portfolio issued R$15,855; (ii) the increase of third-party portfolio R$8,800; and (iii) the increase in the unrestricted portfolio R$7,702.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, at the amount of R$6,187 in September/06 and R$12,107 in September /07.

The variation of balance in the quarter derives from: (i) the increase of the third-party portfolio R$6,518; (ii) the increase in the unrestricted portfolio R$5,652; and (iii) an increase in funding volume, using the own portfolio R$2,695.
N.B.: include investment funds applied in purchase and sale commitments with Bradesco, whose owners are subsidiaries included in the consolidated financial statements, in the amount of R$11,577 in June/07 and R$12,107 in September/07.

Funds from Issuance of Securities

September			2007

2006	2007	Variation %	June	September	Variation %
6,097	6,597	8.2	6,645	6,597	(0.7)

The variation in the period basically derives from: (i) the increased balance of securities issued abroad, mainly in view of funding of securitization securities of future flow MT100; offset by: (ii) the redemption of securities issued abroad (Eurobonds) R$217; and (iii) the exchange loss variation of 15.4% from September/06 to September/07.

In the quarter, the variation mostly derives from: (i) the exchange loss variation of 4.5% in 3Q07, affecting the balance of securities issued abroad and funding of MTN Program Issues; and offset: (ii) by the merger of BMC R$95.

Interbank and Interdepartmental Accounts

September			2007

2006	2007	Variation %	June	September	Variation %
1,914	1,765	(7.8)	1,926	1,765	(8.4)

The variation in the period is mostly due to lower volume of foreign currency payment orders.			The variation in the quarter is mostly due to lower volume of foreign currency payment orders.

Borrowings and Onlendings

September			2007

2006	2007	Variation %	June	September	Variation %
16,640	20,735	24.6	19,165	20,735	8.2

The variation in the period is basically due to: (i) the increase in the volume of funds from foreign and domestic loans and onlendings, mainly by means of BNDES and Finame; which was offset: (ii) by exchange loss variation of 15.4% from September/06 to September/07, which impacted on the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$6,040 in September/06 and R$7,644 in September/07.

The variation in the quarter mainly results from: (i) the increase in the volume of funds from domestic borrowings and onlendings mainly by means of BNDES and Finame; which was offset: (ii) by the exchange loss variation of 4.5% in 3Q07, which impacted on the foreign currency indexed and/or denominated borrowings and onlendings liabilities, the balances of which were R$6,917 in June/07 and R$7,644 in September/07.

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans

September			2007

2006	2007	Variation %	June	September	Variation %
45,719	55,319	21.0	52,900	55,319	4.6

The increase in the period is basically due to: (i) the growth in sales of supplementary private pension plans and insurance policies; and (ii) the restatement and interest on technical provisions. The largest variations recorded were: (a) in the private pension segment, “VGBL” plans at R$5,709; “PGBL” plans at R$1,289 and “Traditional” plans at R$680; and (b) in the insurance segment, in the Health line R$1,209, partially due to the recording of additional provisions relative to the necessary amount of readjustment of the Health insurance premiums, as well as in the provisions of the Life segment R$546.

The increase in the quarter is mainly due to: (i) the monetary restatement and interest on technical provisions; and (ii) the increase in the sales of supplementary private pension plans and insurance policies. The largest variations recorded were: (a) in the private pension segment, in “VGBL” plans at R$1,286; “PGBL” plans at R$292 and “Traditional” plans at R$280; and (b) in the insurance segment, in Health line R$263, as well as in the Auto segment R$94 and in provisions for the Life segment R$142.

Other Liabilities, Derivative Financial Instruments and Future Taxable Income

September			2007

2006	2007	Variation %	June	September	Variation %
41,363	54,694	32.2	52,125	54,694	4.9

The variation in the period mostly derives from: (i) the issuance of Subordinated Debt R$996; (ii) the increase in the balance of items “Tax and Social Security” R$2,979; (iii) the increase in Credit Cards Operations R$1,809; (iv) the increase in the “Derivative Financial Instruments” R$1,825; and (v) the increase in the “Exchange Portfolio” R$3,521.
N.B.: excludes advances on foreign exchange contracts of R$5,487 and R$6,210, allocated to the specific item in loan operations in September/06 and September/07, respectively.

The variation in the quarter is mainly due to the increase in the items: (i) “Tax and Social Security” R$780; (ii) “Provision for Amounts Payable” R$351; and (iii) “Credit Card Operations” R$281.
N.B.: excludes advances on foreign exchange contracts of R$6,128 and R$6,210, allocated to the specific item in loan operations in June/07 and September/07, respectively.

Minority Interest in Subsidiaries

September			2007

2006	2007	Variation %	June	September	Variation %
56	177	216.1	63	177	181.0

The variation in the period is mainly due to the minority stockholders of Andorra Holdings S.A. R$112.			The variation in the quarter is mainly due to the minority stockholders of Andorra Holdings S.A. R$112.

Stockholders’ Equity

September			2007

2006	2007	Variation %	June	September	Variation %
21,773	29,214	34.2	27,515	29,214	6.2

The variation in the period is due to: (i) the appropriation of reported net income R$7,520; (ii) the increase in the reserve for securities and derivatives mark-to-market adjustment R$903; (iii) capital increase R$1,990; (iv) premium in stock subscription R$18; which was offset by: (v) interest on own capital/dividends paid and provisioned R$2,930; and (vi) treasury stock buyback R$60.

The variation in the quarter is due to: (i) the appropriation of reported net income R$1,810; (ii) the capital increase R$790; which was offset by: (iii) interest on own capital/dividends paid and provisioned R$743; (iv) the decrease in reserve for securities and derivatives mark-to-market adjustment R$133; and (v) treasury stock buyback R$25.

2-Main Statement of Income Information

Consolidated Statement of Adjusted Income – R$ thousand

	September YTD	Years

		2006	2005	2004	2003	2002

Revenues from Financial Intermediation	29,473,003	37,666,266	32,968,153	26,203,227	28,033,866	31,913,379
Loan Operations	15,245,751	20,055,120	16,704,318	12,731,435	12,294,528	15,726,929
Leasing Operations	632,871	653,260	444,389	300,850	307,775	408,563
Operations with Securities	4,765,017	6,090,822	5,552,008	4,921,179	7,832,965	9,527,663
Financial Income on Insurance, Private Pension Plans and
Certificated Savings Plans	5,433,766	6,887,472	6,171,213	5,142,434	5,359,939	3,271,913
Derivative Financial Instruments	2,046,069	1,923,358	1,983,152	1,238,890	55,192	(2,073,247)
Foreign Exchange Transactions	414,457	729,647	617,678	691,302	797,702	4,456,594
Compulsory Deposits	935,072	1,326,587	1,495,395	1,177,137	1,385,765	594,964
Expenses from Financial Intermediation (Excluding PDD)	13,170,899	17,827,105	16,419,196	12,972,347	14,752,199	20,441,257
Market Funding Operations	8,774,993	11,994,711	11,285,324	8,486,003	10,535,497	10,993,327
Price-level Restatement and Interest on Technical Provisions for Insurance,
Private Pension Plans and Certificated Savings Plans	3,328,675	4,004,823	3,764,530	3,215,677	3,120,342	2,241,283
Borrowings and Onlendings	1,060,170	1,819,413	1,360,647	1,253,175	1,083,379	7,194,161
Leasing Operations	7,061	8,158	8,695	17,492	12,981	12,486
Net Interest Income	16,302,104	19,839,161	16,548,957	13,230,880	13,281,667	11,472,122
Allowance for Doubtful Accounts Expenses	3,941,930	4,412,413	2,507,206	2,041,649	2,449,689	2,818,526
Gross Income from Financial Intermediation	12,360,174	15,426,748	14,041,751	11,189,231	10,831,978	8,653,596
Other Operating Income (Expenses)	(5,211,465)	(6,759,505)	(6,543,186)	(7,071,120)	(7,278,870)	(6,343,850)
Fee and Commission Income	7,909,730	8,897,882	7,348,879	5,824,368	4,556,861	3,711,736
Operating Income on Insurance, Private Pension Plans and
Certificated Savings Plans	565,105	1,025,221	620,991	(60,645)	(148,829)	658,165
Insurance, Private Pension Plans and Certificated Savings Plans Retained
Premiums	11,594,827	15,179,418	13,647,089	13,283,677	11,726,088	10,134,873
– Net Premiums Issued	15,304,075	19,021,852	16,824,862	15,389,170	13,111,896	10,687,384
– Reinsurance Premiums and Redeemed Premiums	(3,709,248)	(3,842,434)	(3,177,773)	(2,105,493)	(1,385,808)	(552,511)
Variation in Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans	(3,082,271)	(3,515,047)	(2,428,589)	(3,964,106)	(3,670,163)	(2,784,647)
Retained Claims	(4,419,500)	(6,126,664)	(5,825,292)	(5,159,188)	(3,980,419)	(3,614,963)
Certificated Savings Plans Draws and Redemptions	(999,278)	(1,221,626)	(1,228,849)	(1,223,287)	(1,099,554)	(720,932)
Insurance, Private Pension Plans and Certificated Savings
Plans Selling Expenses	(795,169)	(1,022,737)	(961,017)	(867,094)	(762,010)	(667,527)
Private Pension Plans Benefits and Redemptions Expenses	(1,733,504)	(2,268,123)	(2,582,351)	(2,130,647)	(2,362,771)	(1,688,639)
Personnel Expenses	(4,749,366)	(5,932,406)	(5,311,560)	(4,969,007)	(4,779,491)	(4,075,613)
Other Administrative Expenses	(4,938,736)	(5,870,030)	(5,142,329)	(4,937,143)	(4,814,204)	(4,028,377)
Tax Expenses	(1,765,916)	(2,149,905)	(1,827,337)	(1,464,446)	(1,054,397)	(847,739)
Equity in the Earnings of Affiliated Companies	32,497	72,324	76,150	163,357	5,227	64,619
Other Operating Income	1,011,176	1,420,217	1,096,968	1,198,532	1,697,242	1,320,986
Other Operating Expenses	(3,275,955)	(4,222,808)	(3,404,948)	(2,826,136)	(2,741,279)	(3,147,627)
Operating Income	7,148,709	8,667,243	7,498,565	4,118,111	3,553,108	2,309,746
Non-Operating Income	3,125	(8,964)	(106,144)	(491,146)	(841,076)	186,342
Income before Taxes on Profit and Interest	7,151,834	8,658,279	7,392,421	3,626,965	2,712,032	2,496,088
Taxes on Income	(1,788,135)	(2,286,765)	(1,869,516)	(554,345)	(396,648)	(460,263)
Minority Interest in Subsidiaries	(7,535)	(9,007)	(8,831)	(12,469)	(9,045)	(13,237)
Net Income	5,356,164	6,362,507	5,514,074	3,060,151	2,306,339	2,022,588

Profitability on Stockholders' Equity	25.16%	25.83%	28.41%	20.11%	17.02%	18.65%
Net Interest Income/Total Assets	6.90%	7.47%	8.28%	7.15%	7.54%	8.03%

	2007			2006				2005

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Revenues from Financial Intermediation	10,283,148	9,876,267	9,313,588	9,566,436	9,624,065	9,678,900	8,796,865	10,114,120
Loan Operations	5,315,114	4,994,278	4,936,359	5,112,754	5,258,086	5,166,814	4,517,466	5,220,326
Leasing Operations	248,354	192,700	191,817	192,898	174,990	151,474	133,898	128,647
Operations with Securities	1,716,378	1,566,915	1,481,724	1,716,957	1,793,642	1,532,264	1,047,959	2,236,854
Financial Income on Insurance, Private Pension
Plans and Certificated Savings Plans	1,889,168	1,859,454	1,685,144	1,840,259	1,591,834	1,622,810	1,832,569	1,748,960
Derivative Financial Instruments	687,902	805,048	553,119	290,601	303,403	528,246	801,108	118,208
Foreign Exchange Operations	121,888	143,305	149,264	98,051	167,557	349,797	114,242	296,868
Compulsory Deposits	304,344	314,567	316,161	314,916	334,553	327,495	349,623	364,257
Expenses from Financial Intermediation	4,703,578	4,172,818	4,294,503	4,520,722	4,756,794	4,729,262	3,820,327	5,510,528
(Excluding PDD)
Market Funding Operations	3,158,699	2,731,654	2,884,640	3,010,976	3,430,965	3,016,360	2,536,410	3,713,534
Price-level Restatement and Interest on Technical
Provisions for Insurance, Private Pension Plans
and Certificated Savings Plans	1,188,122	1,096,964	1,043,589	1,138,529	907,865	915,781	1,042,648	1,050,944
Borrowings and Onlendings	354,384	341,203	364,583	369,088	415,788	794,801	239,736	744,611
Leasing Operations	2,373	2,997	1,691	2,129	2,176	2,320	1,533	1,439
Net Interest Income	5,579,570	5,703,449	5,019,085	5,045,714	4,867,271	4,949,638	4,976,538	4,603,592
Allowance for Doubtful Accounts Expenses	1,438,305	1,343,964	1,159,661	1,189,941	1,168,044	1,115,986	938,442	770,560
Gross Income from Financial Intermediation	4,141,265	4,359,485	3,859,424	3,855,773	3,699,227	3,833,652	4,038,096	3,833,032
Other Operating Income (Expenses)	(1,683,978)	(1,949,496)	(1,577,991)	(1,675,438)	(1,542,072)	(1,752,656)	(1,789,339)	(1,807,520)
Fee and Commission Income	2,742,006	2,608,536	2,559,188	2,423,752	2,342,847	2,090,735	2,040,548	2,009,563
Operating Income of Insurance, Private Pension
Plans and Certificated Savings Plans	208,341	115,334	241,430	345,135	325,144	239,400	115,542	263,092
Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	4,146,188	3,842,668	3,605,971	4,626,761	3,807,017	3,287,286	3,458,354	4,303,785
– Net Premiums Issued	5,448,219	5,054,748	4,801,108	5,662,096	4,714,041	4,249,174	4,396,541	5,083,889
– Reinsurance Premiums and Redeemed Premiums	(1,302,031)	(1,212,080)	(1,195,137)	(1,035,335)	(907,024)	(961,888)	(938,187)	(780,104)
Variation of Technical Provisions of Insurance,
Private Pension Plans and Certificated
Savings Plans	(1,321,789)	(1,097,267)	(663,215)	(1,568,675)	(901,468)	(465,746)	(579,158)	(1,318,642)
Retained Claims	(1,488,084)	(1,503,530)	(1,427,886)	(1,651,421)	(1,489,845)	(1,476,763)	(1,508,635)	(1,533,502)
Certificated Savings Plans Draws and
Redemptions	(345,729)	(352,506)	(301,043)	(343,384)	(305,545)	(288,144)	(284,553)	(331,479)
Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(273,375)	(261,961)	(259,833)	(268,731)	(259,861)	(251,020)	(243,125)	(263,324)
Private Pension Plans Benefits and
Redemption Expenses	(508,870)	(512,070)	(712,564)	(449,415)	(525,154)	(566,213)	(727,341)	(593,746)
Personnel Expenses	(1,640,132)	(1,649,408)	(1,459,826)	(1,460,199)	(1,584,533)	(1,468,665)	(1,419,009)	(1,361,355)
Other Administrative Expenses	(1,755,090)	(1,644,146)	(1,539,500)	(1,671,274)	(1,506,957)	(1,374,340)	(1,317,459)	(1,439,655)
Tax Expenses	(599,256)	(581,290)	(585,370)	(577,132)	(532,175)	(532,474)	(508,124)	(523,037)
Equity in the Earnings of Affiliated Companies	16,403	4,505	11,589	30,257	7,587	29,786	4,694	7,281
Other Operating Income	374,964	298,938	337,274	430,410	418,941	316,150	254,716	299,948
Other Operating Expenses	(1,031,214)	(1,101,965)	(1,142,776)	(1,196,387)	(1,012,926)	(1,053,248)	(960,247)	(1,063,357)
Operating Income	2,457,287	2,409,989	2,281,433	2,180,335	2,157,155	2,080,996	2,248,757	2,025,512
Non-Operating Income	1,710	4,129	(2,714)	(29,038)	40,570	11,330	(31,826)	(69,388)
Income before Taxes on Profit and Interest	2,458,997	2,414,118	2,278,719	2,151,297	2,197,725	2,092,326	2,216,931	1,956,124
Taxes on income	(605,489)	(612,311)	(570,335)	(530,168)	(584,759)	(490,445)	(681,393)	(488,742)
Minority Interest in Subsidiaries	(3,018)	(1,450)	(3,067)	(1,580)	(2,393)	245	(5,279)	(4,829)
Net Income	1,850,490	1,800,357	1,705,317	1,619,549	1,610,573	1,602,126	1,530,259	1,462,553

Profitability on Stockholders' Equity
(Annualized)	27.85%	28.86%	28.90%	29.00%	33.04%	33.88%	33.60%	33.72%
Net Interest Income/Total Assets (Annualized)	7.21%	8.09%	7.31%	7.82%	8.25%	8.80%	10.09%	8.77%

Profitability

Bradesco’s Adjusted Net Income reached R$5,356 million from January 1 to September 30, 2007 against R$4,743 million reached in the same period of 2006, which corresponds to a 12.9% increase. Stockholders’ Equity amounted to R$29,214 million on September 30, 2007, with a growth of 34.2% compared to the balance as of September 30, 2006. Accordingly, the annualized Return on Average Stockholders’ Equity (ROAE) reached 30.0% (*). Total Assets added up to R$317,648 million at the end of September 30, 2007, growing 30.6% when compared to the balance of September 30, 2006. The annualized Return on Average Assets (ROAA) in the first nine months of 2007 was 2.5% . Earnings per stock reached R$2.65.

In 3Q07, the income was R$1,850 million, representing an increase of R$49 million or 2.7% when compared to the Net Income in 2Q07. The annualized Return on Average Stockholders’ Equity (ROAE) reached 31.4% (*) in the quarter and the Return on Average Assets (ROAA), in 3Q07, was 2.5% . Earnings per stock reached R$0.92.

3Q07 showed a decrease in the income composing the Net Interest Income, mainly composed by lower “non-interest” results, totaling of R$622 million, a R$252 million decrease, compared to 2Q07, deriving, basically, from higher gains of treasury and TVM operations in this period. In addition, the result with interest reached R$4,958 million, a R$128 million increase (R$311 million related to business volume increase and R$183 million related to spread reduction). That increase is mainly due to the growth in business volume, particularly the 7.5% growth in the volume of loan operations for individual and corporate clients, which was offset by the fall in the interest rates, which had a negative impact on the result of several of Bradesco’s assets and liabilities which generate interest.

The Operating Income from Insurance, Private Pension Plans and Certificated Savings Plans showed in 3Q07 an increase of R$92 million, a reflection of higher revenues from insurance and pension plan premiums and contributions, as well as lower technical provisions in the “VGBL” products.

In 3Q07, the allowance for doubtful accounts expenses was R$1,438 million, an increase of R$94 million when compared to the previous quarter. This variation is due to the growth of our loan portfolio and mainly to the growth in the operations with individual clients, which requires a higher provision volume due to its characteristic.

The Operating Efficiency Ratio, in the 12-month period ended on September 30, 2007 was 41.8%, an improvement of 0.2 percentage point when compared to the ratio of the 12-month period ended on June 30, 2007, which was 42.0%, and 0.6 percentage point when compared to the period ended on September 30, 2006, principally as a result of the combination of strict expense control with permanent efforts for increase in revenue.

The Coverage Ratio in the last 12 months [(fee and commission income)/(personnel expenses + administrative expenses)] improved 1.2 percentage point, increasing from 79.4% in June 2007 to 80.6% in September 2007 and 6.6 percentage points when compared to the 74.0% of September 2006.

(*) Not considering the mark-to-market effects of Securities Available for Sale in the Stockholders’ Equity.

Results by Business Segment

Income Breakdown – in percentage

N.B: The Balance Sheet and the Statement of Income by Business Segment can be found in Note 5.

Variation in the Main Statement of Income Items

9 months accumulated in 2007 compared to 9 months accumulated in 2006 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

3rd Quarter of 2007 compared to the 2nd Quarter of 2007 – R$ million

(1)
Composition: Premiums and Net Contributions of variations in Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans deducted from Claims, Redemptions, Benefits and Commissions, not including Financial Income on Insurance activities and price-level restatement and interest on Technical Provisions, which are included in the Net Interest Income.

(2)	Composition: Tax Expenses, Equity in the Earnings of Affiliated Companies, Other Operating Income, Other Operating Expenses, Non-Operating Income and Minority Interest in Subsidiaries.

Variation in Items Composing the Net Interest Income with Exchange Adjustment

9 months accumulated in 2007 compared to 9 months accumulated in 2006 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments     to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans +     Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

3rd Quarter of 2007 compared to the 2nd Quarter of 2007 – R$ million

(1)	Includes Revenues from Loan Operations + Income on Leasing Operations + Income on Foreign Exchange Transactions (Note 11a).
(2)
Includes Market Funding Expenses, excluding Expenses from Purchase and Sale Commitments + Expenses from Borrowings and Onlendings + Income on Compulsory Deposits + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(3)
Includes Result of Operations with Securities, less expenses with Purchase and Sale Commitments + Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans + Income on Derivative Financial Instruments + Adjustments to Income on Foreign Exchange Transactions (Note 11a).

(4)	This refers to price-level restatement and interest of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Analysis of the Adjusted Net Interest Income and Average Rates

Loan Operations x Income

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

Loan Operations	77,558	94,293	93,883	100,038
Leasing Operations	3,003	4,798	4,481	5,584
Advances on Exchange	5,428	5,973	5,989	6,169
1 – Total – Average Balance (Quarterly)	85,989	105,064	104,353	111,791
2 – Income (Loan Operations, Leasing and Exchange) (**)	15,496	16,078	5,258	5,638
3 – Average Rate Annualized Exponentially (2/1)	24.7%	20.9%	21.7%	21.8%

(*)	Does not include other loans.
(**)	Includes Income from Loan Operations, Net Results from Leasing Operations and Results on Foreign Exchange Adjustment transactions (Note 11a).

Securities (TVM) x Income on TVM

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

Securities	69,096	101,616	100,556	105,839
Interbank Investments	27,663	31,210	29,498	33,625
Purchase and Sale Commitments	(28,549)	(55,238)	(52,329)	(61,188)
Derivative Financial Instruments	(568)	(1,458)	(1,490)	(2,228)
4 – Total – Average Balance (Quarterly)	67,642	76,130	76,235	76,048
5 – Income on Securities (Net of Purchase and Sales Commitments Expenses) (*)	7,731	7,717	2,762	2,574
6 – Average Rate Annualized Exponentially (5/4)	15.5%	13.7%	15.3%	14.2%

(*) Includes Financial Income on Insurance, Private Pension Plans and Certificated Savings Plans, Derivative Financial Instruments and Foreign Exchange Adjustment (Note 11a).

Total Assets x Income from Financial Intermediation

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

7 – Total Assets – Average Balance (Quarterly)	224,840	288,928	286,256	304,108
8 – Income from Financial Intermediation	28,099	29,474	9,878	10,283
9 – Average Rate Annualized Exponentially (8/7)	17.0%	13.8%	14.5%	14.2%

Funding x Expenses

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

Deposits	76,734	84,351	83,381	84,668
Funds from Acceptance and Issuance of Securities	6,202	6,190	6,262	6,621
Interbank and Interdepartmental Accounts	1,835	1,968	1,938	1,846
Subordinated Debt	9,751	12,685	12,675	13,322
10 – Total Funding – Average Balance (Quarterly)	94,522	105,194	104,256	106,457
11 – Expenses (*)	4,797	3,349	950	1,167
12 – Average Rate Annualized Exponentially (11/10)	6.8%	4.3%	3.7%	4.5%

(*) Funding Expenses without Purchase and Sale Commitment, less Income on Compulsory Deposits and Foreign Exchange Adjustment (Note 11a).

Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans x Expenses

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

13 – Technical Provisions for Insurance, Private Pension Plans and
Certificated Savings Plans – Average Balance (Quarterly)	43,271	52,000	51,776	54,109
14 – Expenses (*)	2,866	3,329	1,098	1,188
15 – Average Rate Annualized Exponentially (14/13)	8.9%	8.6%	8.8%	9.1%

(*) Price-Level Restatement and Interest on Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans.

Borrowings and Onlendings (Local and Foreign) x Expenses

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

Borrowings	6,104	6,645	6,749	6,923
Onlendings	9,963	12,343	12,151	13,028
16 – Total Borrowings and Onlendings – Average Balance (Quarterly)	16,067	18,988	18,900	19,951
17 – Expenses for Borrowings and Onlendings (*)	771	816	270	277
18 – Average Rate Annualized Exponentially (17/16)	6.4%	5.8%	5.8%	5.7%

(*) Includes Foreign Exchange Adjustment (Note 11a).

Total Assets x Net Interest Income

R$ million	September YTD		2007

	2006	2007	2nd Qtr.	3rd Qtr.

19 – Total Assets – Average Balance (Quarterly)	224,840	288,928	286,256	304,108
20 – Net Interest Income (*)	14,793	16,303	5,704	5,580
21 – Average Rate Annualized Exponentially (20/19)	8.9%	7.5%	8.2%	7.5%

(*) Gross Income from Financial Intermediation excluding PDD.

Financial Market Indicators

Analysis of Net Interest Income

a) Net Interest Income Adjustment

We show separately the hedge fiscal effect referring to investments abroad in the compared periods, which in terms of Net Income, simply annuls the fiscal effect (IR/CS and PIS/Cofins) of this hedge strategy.

The fiscal effect is caused for the foreign exchange variation of investments abroad is not deductible when there is loss and not taxable when there is gain, while the derivatives result is taxable when it generates gain and deductible when it generates loss.

Thus, the gross hedge result is reflected in the Net Interest Income, in the “Results of Derivative Financial Instruments” account, and in the “Tax Expenses” and “Taxes on Income” accounts, the respective taxes, as shown below:

Hedge Fiscal Effect of Investments Abroad – R$ million

Effect in the Accounts	Effect in the 9-month period of 2006				Effect in the 9-month period of 2007

	Net Interest	Tax		Net	Net Interest	Tax		Net
	Income	Expenses	IR/CS	Income	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of
Investments Abroad	755	(35)	(245)	475	1,935	(90)	(627)	1,218
Foreign Exchange Variation of
Investments Abroad	(475)	–	–	(475)	(1,218)	–	–	(1,218)
Total	280	(35)	(245)	–	717	(90)	(627)	–

Effect in the Accounts	Effect in the 2nd Quarter of 2007				Effect in the 3rd Quarter of 2007

	Net Interest	Tax		Net	Net Interest	Tax		Net
	Income	Expenses	IR/CS	Income	Income	Expenses	IR/CS	Income

Partial Result of the Hedge of
Investments Abroad	808	(37)	(263)	508	553	(26)	(179)	348
Foreign Exchange Variation of
Investments Abroad	(508)	–	–	(508)	(348)	–	–	(348)
Total	300	(37)	(263)	–	205	(26)	(179)	–

For a better understanding of Net Interest Income evolution in the periods, the effects of this hedge and the foreign exchange variation of investments abroad in net interest income were excluded, as well as the sale of our stake in Arcelor in 2Q07, as follows:

Adjusted Net Interest Income

	R$ million

	September YTD		Variation	2007		Variation

	2006	2007		2nd Qtr.	3rd Qtr.

Reported Net Interest Income	15,073	17,374	2,301	6,358	5,785	(573)
(-) Sale of Arcelor	–	(354)	(354)	(354)	–	354
(-) Hedge/Exchange Variation	(280)	(717)	(437)	(300)	(205)	95
Adjusted Net Interest Income	14,793	16,303	1,510	5,704	5,580	(124)
% Adjusted over Average Assets	8.9	7.5	–	8.2	7.5	–

b) Comments on the Adjusted Net Interest Income Variation

In September YTD 2007, the adjusted net interest income reached R$ 16,303 million, a 10.2% increase on the R$ 14,793 million recorded in the same period of 2006. The result in 3Q07 was R$ 5,580 million, below the R$ 5,704 million of 2Q07, due to the reduction of the “non-interest” net interest income. The analytical opening of the net interest income result among “interest” and “non-interest” results is shown below:

Adjusted Net Interest Income Breakdown

	R$ million

	September YTD		Variation	2007		Variation

	2006	2007		2nd Qtr.	3rd Qtr.

Interests due to volume			2,983			311
Interests due to spreads			(1,749)			(183)
(=) Net Interest Income – Interest	13,164	14,398	1,234	4,830	4,958	128
(+) Net Interest Income – Non-Interest	1,629	1,905	276	874	622	(252)
(=) Adjusted Net Interest Income	14,793	16,303	1,510	5,704	5,580	(124)

The “interest” net interest income accumulated in the period/07 amounted to R$14,398 million against R$13,164 million recorded in the same period of the previous year, accounting for an increase of 9.4% or R$1,234 million. This variation had a strong impact due to the increase in the volume of operations, which positively contributed to the net interest income in R$2,983 million. This result offsets the effect in the margin due to the decrease of spreads in the amount of R$1,749 million.

Comparing 3Q07 and 2Q07, the increase in “interest” net interest income amounted to R$128 million. This variation was positively impacted in R$311 million as a result of the increase in volumes, while the decrease in spreads had an adverse effect on the net interest income in R$183 million.

The main product which contributed to the increase in net interest income, related to the comparison between the quarters and to the accumulated in the period, was the loan portfolio, which recorded a 26.5% increase over the last twelve months and 7.5% only this quarter, amounting to R$116.4 billion.

The loan operations for individual clients presented a growth in volumes of 26.9% over the last twelve months and 10.3% in 3Q07. The main products which contributed to the increase of the net interest income, related to the comparison between the quarters and to the nine months accumulated, were the vehicle and personal loan financings, as well as credit card financing operations.

The operation of Bradesco conglomerate’s companies, such as Finasa, the operating agreements entered into with retail chains for the issue of Private Label cards and the trading of products and services, as well as the acquisition of Banco BMC, which is specialized in payroll-deductible loan operations, and the credit card company Amex, have consistently contributed to the growth of these loan operations, mainly in the consumption lines.

In relation to the loan operations for corporate clients, a strong growth mainly in micro, small and medium-sized companies operations is observed, due to the excellent strategic positioning of Banco Bradesco, which has shown a consistent growth in this business segment by means of its commercial actions and selling efforts. The products which contributed the most to the net interest income in the corporate segment were the working capital operations, guaranteed checking account and foreign exchange operations, i.e., mainly the lines related to the business flow.

Another important factor which contributed to the net interest income was the increase in clients funding volumes, mainly demand and savings deposits, which had a significant growth during the analyzed periods. It is worth pointing out that the growth of these funding volumes represents an important factor to mitigate the drop of the Selic interest rates, which had a negative impact on spreads in these operations.

Below, we can observe the “interest” net interest income comparing the quarterly history since 2006:

(*) (Net Interest Income – Interest)/(Total Assets – Permanent Assets – Purchase and Sale Commitment).

The annualized “interest” net interest income rate amounted to 8.5% in 3Q07, representing a slight decrease when compared to the 8.6% of the previous quarter. The increase in loan volumes and funding, as shown above, was essential to mitigate the effect of this reduction, as the accumulated CDI rate was 9.0% in the period ended September 30, 2007, against the 11.5% rate in the same period of 2006.

It is worth pointing out that, considering the higher growth in operations portfolios for individual clients, the spreads in these operations are higher than those with corporate clients. They require, however, higher allowance for doubtful accounts, due to the higher delinquency level.

The adjusted net interest income coming from “non-interest” results reached R$622 million in 3Q07, against R$874 million in the previous quarter, showing a decrease of R$252 million, a result of the higher treasury and TVM gains and higher loan recovery, in the 2nd quarter of 2007. When comparing the accumulated period ended September 30, 2007 and the same period in 2006, a growth of $276 million is observed, due to the higher treasury and TVM gains and higher loan recovery.

Allowance for Doubtful Accounts (PDD)

PDD Evolution

	R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Opening Balance	5,315	5,833	4,959	6,775	7,033	6,646
Amount Recorded	1,116	1,168	3,222	1,344	1,438	3,942
Amount Written-off	(688)	(786)	(2,068)	(1,095)	(1,105)	(3,231)
Balance Derived from Acquired Institutions	90	–	102	9	62	71
Closing Balance	5,833	6,215	6,215	7,033	7,428	7,428
Specific Allowance	3,053	3,290	3,290	3,856	4,196	4,196
Generic Allowance	1,700	1,833	1,833	2,067	2,120	2,120
Exceeding Allowance	1,080	1,092	1,092	1,110	1,112	1,112
Credit Recoveries	146	166	441	218	197	593

PDD on Loan and Leasing Operations

	R$ million

	2006		2007

	June	September	June	September

PDD (A)	5,833	6,215	7,033	7,428
Loan Operations (B)	88,643	92,013	108,191	116,357
PDD over Loan Operations (A/B)	6.6%	6.8%	6.5%	6.4%

Coverage Ratio – PDD/Abnormal Course Loans (E to H)

	R$ million

	2006		2007

	June	September	June	September

(1) Total Allowance	5,833	6,215	7,033	7,428
(2) Abnormal Course Loans (E-H)	3,708	3,984	4,740	5,034
Coverage Ratio (1/2)	157.3%	156.0%	148.4%	147.5%

Coverage Ratio – Non Performing Loans (NPL) (*)

	R$ million

	2006		2007

	June	September	June	September

(1) Total Allowance	5,833	6,215	7,033	7,428
(2) Non Performing Loans	3,724	3,889	4,695	4,939
NPL Ratio (1/2)	156.6%	159.8%	149.8%	150.4%

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For further information on PDD, see pages 153, 154 and 155 of this Report.

Fee and Commission Income

	R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Income from Cards	354	514	1,217	581	623	1,761
Checking Accounts	510	532	1,537	583	591	1,748
Loan Operations	379	393	1,132	468	504	1,413
Assets under Management	306	327	936	345	376	1,055
Charging	183	191	554	211	217	632
Interbank Fees	70	70	213	79	81	236
Collection	64	66	186	66	63	199
Consortium Management	48	52	144	57	61	171
Custody and Brokerage Services	39	39	116	57	64	170
Other	138	159	439	162	162	525
Total	2,091	2,343	6,474	2,609	2,742	7,910

In the nine-month period of 2007, Fee and Commission Income increased by 22.2%, totaling R$7,910 million, representing an increase of R$1,436 million when compared to the same period of 2006, totaling R$6,474 million.

The main items that influenced the expansion of Fee and Commission Income between the periods were:

– the growth of 44.7%, represented by the increase of R$544 million in the item “Income from Cards”, related to the increase of 26.1% of the cards base, from 53,331 thousand to 67,228 thousand, influenced by the consolidation of Amex Brasil;

– the strategy of client segmentation (Private, Prime, Corporate, Middle Market and Retail), jointly with the tariff realignment and client base growth, which boosted the item “Checking Accounts”, up by R$211 million;

– the increase in the volume of Loan Operations, specially to individuals, with highlights to the products “Personal Loan” and “Vehicles”, which was the major factor for the increase in the item “Revenues from Loan Operations”, with a R$281 million improvement; and

– the volume growth of 19.5% in assets under management, from R$140.2 billion on September 30, 2006, to R$167.6 billion, on September 30, 2007, which was the main reason for the growth in the item “Assets under Management”, which increased by R$119 million.

When compared to the previous quarter, Fee and Commission Income showed an expansion of 5.1%, with a R$133 million growth, as a result of the increased volume of businesses in 3Q07, pointing out increases in the items “Income from Cards” R$42 million, “Loan Operations” R$36 million; and “Assets under Management” R$31 million.

Administrative and Personnel Expenses

	R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Administrative Expenses
Third-Party Services	265	343	879	379	426	1,144
Communication	189	203	579	232	238	690
Depreciation and Amortization	113	129	351	133	135	401
Financial System Services	111	113	337	129	138	390
Transportation	121	127	364	124	132	381
Advertising	106	114	310	129	133	369
Rentals	83	92	256	100	102	298
Data Processing	64	67	181	98	106	293
Maintenance and Repairs	80	74	217	70	76	214
Assets Leasing	56	53	163	46	63	154
Materials	43	45	128	48	52	145
Security and Vigilance	41	46	128	48	50	143
Water, Electricity and Gas	40	37	119	45	39	129
Travel	20	17	52	17	19	50
Other	43	47	135	46	46	138
Total	1,375	1,507	4,199	1,644	1,755	4,939

Personnel Expenses
Remuneration	716	754	2,148	784	783	2,290
Benefits	299	316	917	324	353	992
Social Charges	258	269	774	286	292	837
Employee Profit Sharing	90	155	345	134	115	373
Provision for Labor Proceedings	91	74	249	102	75	206
Training	15	16	39	19	22	51
Total	1,469	1,584	4,472	1,649	1,640	4,749

Total Administrative and Personnel Expenses	2,844	3,091	8,671	3,293	3,395	9,688

In the nine-month period ended on September 30, 2007, Administrative and Personnel Expenses showed a R$1,017 million increase when compared to the same period of 2006, reaching R$9,688 million against R$8,671 million in the same period of 2006. The nominal variation of Administrative Expenses between the periods showed a R$740 million increase, reaching R$4,939 million, mainly due to: (i) the increase in businesses; (ii) the contractual adjustments in the period; (iii) the investments in the improvement and optimization of the technological platform, (IT Improvements Project); and (iv) the consolidation at companies acquired.

Personnel Expenses increased R$277 million when compared to the same period of 2006, reaching R$4,749 million, mainly: (i) the increase in the salary levels, resulting from the Collective Bargaining Agreement of 2007 (6.0%) R$60 million (of which R$26 million was labor liabilities restatement, R$18 million was payroll increase and R$16 was food allowance); (ii) higher PLR expenses R$91 million; (iii) the consolidation of Amex Brasil, Credifar and BMC R$71 million; (iv) the increase in salary levels resulting from the Collective Bargaining Agreement of 2006 (3.5%); mitigated: (v) by the lower expenses with provisions for labor proceedings R$43 million.

When compared to the previous quarter, Administrative and Personnel Expenses increased R$102 million in 3Q07, a hike of 3.1%, increasing from R$3,293 million to R$3,395 million.-

.+

Administrative Expenses increased by R$111 million when compared to the previous quarter, basically due to the increase in expenses with: (i) third-party services R$47 million; (ii) assets leasing R$17 million; (iii) financial system services R$9 million; and (iv) data processing R$8 million.

Personnel Expenses in 3Q07 remained steady as a result of: (i) reduction in provision for labor proceedings of R$27 million; (ii) the lower PLR expenses R$19 million; (iii) vacation concentration in 3Q07; mitigated: (iv) by increase in salary levels resulting from the Collective Bargaining Agreement of 2007 (6.0%) R$60 million.

Operating Efficiency

	R$ million

	Years					2007 (*)

	2002	2003	2004	2005	2006	June	September

Personnel Expenses	4,076	4,779	4,969	5,312	5,932	6,153	6,209
Employee Profit Sharing	(140)	(170)	(182)	(287)	(415)	(482)	(442)
Other Administrative Expenses	4,028	4,814	4,937	5,142	5,870	6,362	6,610
Total (1)	7,964	9,423	9,724	10,167	11,387	12,033	12,377

Net Interest Income	11,472	13,282	13,231	16,550	19,838	20,635	21,348
Fee and Commission Income	3,712	4,557	5,824	7,349	8,898	9,935	10,334

Insurance, Private Pension Plans and
Certificated Savings Plans Subtotal	658	(149)	(60)	621	1,025	1,027	909
– Insurance, Private Pension Plans and
Certificated Savings Plans Retained Premiums	10,135	11,726	13,284	13,647	15,180	15,883	16,222
– Variation in Technical Provisions for Insurance,
Private Pension Plans and Certificated
Savings Plans	(2,785)	(3,670)	(3,964)	(2,429)	(3,515)	(4,230)	(4,651)
– Retained Claims	(3,615)	(3,980)	(5,159)	(5,825)	(6,127)	(6,073)	(6,071)
– Certificated Savings Plans Draws and
Redemptions	(721)	(1,100)	(1,223)	(1,229)	(1,222)	(1,303)	(1,344)
– Insurance, Private Pension Plans and
Certificated Savings Plans Selling Expenses	(667)	(762)	(867)	(961)	(1,023)	(1,051)	(1,065)
– Expenses with Private Pension Plan Benefits and
Redemptions	(1,689)	(2,363)	(2,131)	(2,582)	(2,268)	(2,199)	(2,182)
Equity in the Earnings of Affiliated Companies	65	5	163	76	72	53	62
Other Operating Expenses	(3,148)	(2,741)	(2,826)	(3,405)	(4,223)	(4,453)	(4,383)
Other Operating Income	1,321	1,697	1,198	1,097	1,420	1,485	1,353
Total (2)	14,080	16,651	17,530	22,288	27,030	28,682	29,623

Operating Efficiency Ratio (%) = (1/2)	56.6	56.6	55.5	45.6	42.1	42.0	41.8

(*) Year-to-date amounts based on the statement of adjusted income.

Operating Efficiency Ratio – in percentage

The Operating Efficiency Ratio (year-to-date), up to September 2007, was 41.8%, an improvement of 0.2 percentage point over the 12-month period ended in June 2007. It is also worth mentioning the higher net interest income in R$713 million, basically stemming from the “interest” component, stimulated by an increment in business volume, with highlights to an increase in the volume of loan operations for individuals, mainly focused on consumer financing, the profitability of which is higher if compared to the corporate loans, and to an increased fee and commission income, in R$399 million, as a result of the increase in the average volume of operations.

The Coverage Ratio accumulated in the last 12 months [(fee and commission income)/ (personnel expenses + administrative expenses)] improved 1.2 percentage point, increasing from 79.4%, in June 2007, to 80.6%, in September 2007, and 6.6 percentage points when compared to the 74.0% of September 2006.

Administrative + Personnel Expenses and Fee and Commission Income (Year-to-date)

Other Indicators

3 - Main Balance Sheet Information

Consolidated Balance Sheet – R$ thousand

	September	December

Assets	2007	2006	2005	2004	2003

Current and Long-term Assets	314,108,464	262,054,823	204,325,065	180,038,498	171,141,348
Funds Available	4,100,286	4,761,972	3,363,041	2,639,260	2,448,426
Interbank Investments	39,855,851	25,989,190	25,006,158	22,346,721	31,724,003
Open Market Investments	33,844,610	20,617,520	19,615,744	15,667,078	26,753,660
Interbank Deposits	6,011,578	5,372,658	5,390,726	6,682,608	4,970,343
Allowance for Losses	(337)	(988)	(312)	(2,965)	–
Securities and Derivative Financial Instruments	108,097,993	97,249,959	64,450,808	62,421,658	53,804,780
Own Portfolio	83,663,465	72,052,850	59,324,858	51,255,745	42,939,043
Subject to Repurchase Agreements	9,183,694	15,352,073	1,051,665	4,807,769	5,682,852
Derivative Financial Instruments	2,679,390	549,065	474,488	397,956	232,311
Restricted Deposits – Brazilian Central Bank	4,667,237	440,235	2,506,172	4,512,563	3,109,634
Privatization Currencies	87,841	70,716	98,142	82,487	88,058
Subject to Collateral Provided	4,718,359	765,129	995,483	1,365,138	1,752,882
Securities Purpose of Unrestricted Purchase and Sale Commitments	3,098,007	8,019,891	–	–	–
Interbank Accounts	20,877,882	19,124,806	16,922,165	16,087,102	14,012,837
Unsettled Receipts and Payments	438,073	50,945	39,093	22,075	20,237
Restricted Credits:
– Restricted Deposits – Brazilian Central Bank	19,989,155	18,664,706	16,444,866	15,696,154	13,580,425
– National Treasury – rural credit	578	578	578	578	578
– SFH	413,305	405,465	396,089	335,320	391,871
Correspondent Banks	36,771	3,112	41,539	32,975	19,726
Interdepartmental Accounts	89,708	186,338	172,831	147,537	514,779
Internal Transfer of Funds	89,708	186,338	172,831	147,537	514,779
Loan Operations	96,193,451	79,714,969	68,328,802	51,890,887	42,162,718
Loan Operations:
– Public Sector	791,240	784,870	821,730	536,975	186,264
– Private Sector	102,514,905	85,315,248	72,205,630	55,242,348	45,768,970
Allowance for Doubtful Accounts	(7,112,694)	(6,385,149)	(4,698,558)	(3,888,436)	(3,792,516)
Leasing Operations	6,100,594	3,751,558	2,411,299	1,556,321	1,306,433
Leasing Receivables:
– Public Sector	131,745	152,125	66,237	–	–
– Private Sector	10,881,921	7,231,519	4,896,717	3,237,226	2,859,533
Unearned Income from Leasing	(4,694,177)	(3,472,246)	(2,444,596)	(1,576,690)	(1,438,534)
Allowance for Leasing Losses	(218,895)	(159,840)	(107,059)	(104,215)	(114,566)
Other Receivables	36,196,485	29,302,217	22,106,013	21,664,592	24,098,765
Receivables on Sureties and Guarantees Honored	1,879	38	–	811	624
Foreign Exchange Portfolio	11,620,984	7,946,062	6,937,144	7,336,806	11,102,537
Receivables	199,492	175,570	183,015	197,120	331,064
Negotiation and Intermediation of Amounts	1,342,715	709,034	1,124,197	357,324	602,543
Insurance Premiums Receivable	1,403,833	1,257,298	1,073,002	988,029	889,358
Sundry	21,724,324	19,315,264	12,941,687	12,937,408	11,324,857
Allowance for Other Doubtful Accounts	(96,742)	(101,049)	(153,032)	(152,906)	(152,218)
Other Assets	2,596,214	1,973,814	1,563,948	1,284,420	1,068,607
Other Assets	392,095	369,099	367,688	477,274	586,994
Provisions for Devaluations	(178,372)	(189,591)	(180,941)	(230,334)	(257,185)
Prepaid Expenses	2,382,491	1,794,306	1,377,201	1,037,480	738,798
Permanent Assets	3,539,039	3,492,450	4,357,865	4,887,970	4,956,342
Investments	604,764	696,582	984,970	1,101,174	862,323
Interest in Affiliated Companies:
– Local	443,887	403,033	438,819	496,054	369,935
Other Investments	521,061	651,568	895,836	971,311	857,985
Allowance for Losses	(360,184)	(358,019)	(349,685)	(366,191)	(365,597)
Property, Plant and Equipment in Use	2,195,817	2,136,783	1,985,571	2,270,497	2,291,994
Buildings in Use	1,018,183	1,055,640	1,115,987	1,357,063	1,398,735
Other Property, Plant and Equipment in Use	4,275,698	4,101,918	3,644,874	3,604,741	3,480,636
Accumulated Depreciation	(3,098,064)	(3,020,775)	(2,775,290)	(2,691,307)	(2,587,377)
Leased Assets	12,695	16,136	9,323	18,951	34,362
Leased Assets	21,045	25,142	23,161	58,463	63,812
Accumulated Depreciation	(8,350)	(9,006)	(13,838)	(39,512)	(29,450)
Deferred Charges	725,763	642,949	1,378,001	1,497,348	1,767,663
Organization and Expansion Costs	1,760,250	1,593,771	1,315,881	1,170,866	1,124,058
Accumulated Amortization	(1,034,487)	(950,822)	(785,364)	(699,710)	(572,620)
Goodwill on Acquisition of Subsidiaries, Net of Amortization	–	–	847,484	1,026,192	1,216,225
Total	317,647,503	265,547,273	208,682,930	184,926,468	176,097,690

	September	December

Liabilities	2007	2006	2005	2004	2003

Current and Long-term Liabilities	288,083,987	240,673,011	189,163,465	169,596,632	162,406,307
Deposits	86,736,069	83,905,213	75,405,642	68,643,327	58,023,885
Demand Deposits	22,133,916	20,526,800	15,955,512	15,297,825	12,909,168
Savings Deposits	30,231,187	27,612,587	26,201,463	24,782,646	22,140,171
Interbank Deposits	197,100	290,091	145,690	19,499	31,400
Time Deposits	33,483,112	34,924,541	32,836,656	28,459,122	22,943,146
Other Deposits	690,754	551,194	266,321	84,235	–
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	68,620,909	47,675,433	24,638,884	22,886,403	32,792,725
Own Portfolio	35,048,603	36,595,268	12,690,952	8,248,122	6,661,473
Third-party Portfolio	25,867,831	3,471,383	11,947,932	14,430,876	17,558,740
Unrestricted Portfolio	7,704,475	7,608,782	–	207,405	8,572,512
Issuance of Securities	6,597,409	5,636,279	6,203,886	5,057,492	6,846,896
Exchange Acceptances	671	–	–	–	–
Mortgage Notes	879,461	857,697	847,508	681,122	1,030,856
Debentures Funds	2,675,167	2,603,194	2,624,899	–	7,291
Securities Issued Abroad	3,042,110	2,175,388	2,731,479	4,376,370	5,808,749
Interbank Accounts	194,536	5,814	139,193	174,066	529,332
Interbank Onlendings	–	–	–	–	159,098
Correspondent Banks	194,536	5,814	139,193	174,066	370,234
Interdepartmental Accounts	1,570,175	2,225,711	1,900,913	1,745,721	1,782,068
Third-party Funds in Transit	1,570,175	2,225,711	1,900,913	1,745,721	1,782,068
Borrowings	7,305,302	5,777,906	7,135,327	7,561,395	7,223,356
Local Borrowings – Official Institutions	534	778	1,088	1,376	2,070
Local Borrowings – Other Institutions	358	44,447	18	11,756	4,010
Foreign Currency Borrowings	7,304,410	5,732,681	7,134,221	7,548,263	7,217,276
Local Onlending – Official Institutions	13,425,606	11,640,969	9,427,571	8,355,398	7,554,266
National Treasury	37,833	99,073	52,318	72,165	51,398
BNDES	6,127,793	5,532,018	4,237,973	3,672,007	3,403,462
CEF	95,250	69,909	59,588	395,820	459,553
FINAME	7,163,296	5,938,037	5,075,232	4,211,762	3,638,966
Other Institutions	1,434	1,932	2,460	3,644	887
Foreign Onlendings	4,416	170	183	42,579	17,161
Foreign Onlendings	4,416	170	183	42,579	17,161
Derivative Financial Instruments	2,331,565	519,004	238,473	173,647	52,369
Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans	55,318,874	49,129,214	40,862,555	33,668,654	26,408,952
Other Liabilities	45,979,126	34,157,298	23,210,838	21,287,950	21,175,297
Collection of Taxes and Other Contributions	1,719,902	175,838	156,039	204,403	130,893
Foreign Exchange Portfolio	6,090,732	2,386,817	2,206,952	3,011,421	5,118,801
Social and Statutory Payables	1,626,967	190,916	1,254,651	900,266	851,885
Fiscal and Pension Plans Activities	10,403,004	8,014,520	5,041,312	4,495,387	4,781,458
Negotiation and Intermediation of Amounts	457,195	422,232	893,957	312,267	595,958
Financial and Development Funds	6,235	876	–	–	–
Subordinated Debt	13,440,933	11,949,457	6,719,305	5,972,745	4,994,810
Sundry	12,234,158	11,016,642	6,938,622	6,391,461	4,701,492
Future Taxable Income	173,252	180,460	52,132	44,600	31,774
Future Taxable Income	173,252	180,460	52,132	44,600	31,774
Minority Interest in Subsidiary	176,652	57,440	58,059	70,590	112,729
Stockholders' Equity	29,213,612	24,636,362	19,409,274	15,214,646	13,546,880
Capital:
– Local Residents	17,741,243	13,162,481	11,914,375	6,959,015	6,343,955
– Foreign Residents	1,258,757	1,037,519	1,085,625	740,985	656,045
Realizable Capital	–	–	–	(700,000)	–
Capital Reserves	55,624	55,005	36,032	10,853	8,665
Profit Reserves	8,453,706	8,787,106	5,895,214	7,745,713	6,066,640
Mark-to-market Adjustment – Securities and Derivatives	1,804,785	1,644,661	507,959	458,080	478,917
Treasury Stock	(100,503)	(50,410)	(29,931)	–	(7,342)
Stockholders' Equity Managed by Parent Company	29,390,264	24,693,802	19,467,333	15,285,236	13,659,609
Total	317,647,503	265,547,273	208,682,930	184,926,468	176,097,690

Total Assets by Currency and Maturity

Total Assets by Currency – R$ million

Total Assets by Maturity – R$ million

Securities

Summary of the Classification of Securities

	R$ million

	Financial	Insurance/ Certificated Savings Plans	Pension Plans	Other Activities	Total	%

Trading Securities	31,552	4,623	27,152	382	63,709	66.4
Securities Available for Sale	7,671	1,060	11,543	11	20,285	21.1
Securities Held to Maturity	903	4,415	6,679	–	11,997	12.5
Subtotal	40,126	10,098	45,374	393	95,991	100.0
Purchase and Sale Commitments	3,075	3,145	5,887	–	12,107
Total on September 30, 2007	43,201	13,243	51,261	393	108,098
Total on June 30, 2007	40,723	12,611	49,229	1,014	103,577
Total on September 30, 2006	19,866	11,002	41,696	458	73,022

Composition of Securities by Issuance

	R$ million

Securities	2006		2007

	June	September	June	September

Government	30,734	31,957	49,061	51,380
Private	13,262	13,117	16,982	17,935
PGBL/ VGBL	21,211	21,761	25,957	26,676
Subtotal	65,207	66,835	92,000	95,991
Purchase and Sale Commitments:	5,175	6,187	11,577	12,107
Funds	3,703	3,611	7,777	7,448
PGBL/VGBL	1,472	2,576	3,800	4,659
Total	70,382	73,022	103,577	108,098

Classification of Securities by Segment - in percentage

(*) Insurance/Certificated Savings Plans
(**) Other Activities
N.B.: The composition of Securities Portfolio consolidated by issuer, maturity, business segment and category can be found in Note 8.

Loan Operations

The consolidated balance of loan operations (according to the concept defined by Bacen which does not include debentures, guarantees, loans to be granted, credit letters, interbank deposit certificates etc.) reached at the end of 3Q07 a total of R$116.4 billion (included R$1.6 billion from loan operations derived from BMC acquisition), representing a 7.5% increase in the quarter and a 26.5% growth in the last twelve months.

The increase of the loan portfolio of Bradesco Conglomerate was higher in the last quarter and in the last twelve months when compared to the same periods of the last year, as it was influenced by the favorable macroeconomic and credit environment, characterized by salary raise, interest drop and extended terms for loans and financings. These factors promote the increase in consumption and in company’s investments.

Loan Operations – Total Portfolio

In September 2007, the balance of loans and onlendings indexed and/or denominated in foreign currency (excluding ACCs), reached the total of U$6.1 billion, showing a growth of 8.7% in dollars and of 3.7% in reais in the quarter, due to the appreciation of this currency in the period, which caused a decrease in their interest in the total loan portfolio. In the last twelve months, the growth was 57.2% and 32.9%, respectively, mainly due to the higher volume of operations carried out in branches and subsidiaries abroad.

Real Estate Loan

The balance of real estate financings at the end of 3Q07 was R$2.7 billion, a 57.8% increase when compared to September 2006. In relation to the first nine months of 2007, the number of operations contracted showed a 126.6% growth when compared to the same period of 2006. Some actions increase the projections on portfolio performance in 2007, such as term extension of operations, and the creation of Bradesco Imóveis (Real Estate) website, aimed at rendering services to help those interested in the acquisition of their own house by means of partnerships with construction companies, developers and real estate agencies, which are clients of the Bank.

BNDES

It is worth pointing out Bradesco’s leadership in BNDES onlending operations for the fifth consecutive year. Out of the total operations sold in 2007, 90.6% of contracts were directed to SMEs, including operations carried out for individuals.

Loan Operations – By Purpose

The loan portfolio for individuals performance showed an upturn in the quarter and in the last twelve months, with evolution of 10.3% and 26.9%, respectively. The main products responsible for the portfolio growth in these periods were the vehicles financing, personal loan and leasing.

Loan Operations – Individual

In the graph below, the types related to the “consumer financing” for individuals were considered (vehicles, personal loan, leasing, assets financing and credit card; in the latter, the amounts related to cash and credit purchases store owners and which are not in the total loan operations are included). The balance reached the amount of R$43.8 billion in September 2007, representing a 9.3% growth in the quarter and 30.0% in the last twelve months. We point out the vehicle financing and the payroll-deductible loans that are linked to payroll charges types, for its guarantees and characteristics, provided the portfolio with an adequate loan risk level. Thus, these two portfolios represented, at the end of 3Q07, 58.2% of the total consumer financing balance.

Loan Operations – Consumer Financing

Loans granted to companies was 5.6% in the quarter and 26.1% in the last twelve months. In the quarter, we highlight the types of working capital and leasing operations, whereas in the last twelve months, we highlight products addressed to business operations and operations carried out in branches and subsidiaries abroad.

Loan Operations - Corporate

The following graph shows the growth of the main five types of products destined to corporate entities services, which represented 63.9% of the total loan portfolio in September.

Loan Operations – Main Types – Corporate

We point out below the increase in the relative share in the Individual Clients and micro, small and medium-sized companies’ loan portfolio in the quarter and in the last twelve months, which has increased over the average of the portfolio as a whole.

Loan Operations – Client Characteristics

	R$ billion

Client Characteristics	2006		2007				Variation(%)

	September	%	June	%	September	%	Quarterly	Last twelve months

Large Companies	26.2	28.4	30.9	28.6	31.4	27.0	1.7	20.0
Micro, Small and Medium-Sized Companies	27.0	29.4	32.6	30.1	35.7	30.7	9.4	32.1
Individuals	38.8	42.2	44.7	41.3	49.3	42.3	10.3	26.9
Total	92.0	100.0	108.2	100.0	116.4	100.0	7.5	26.5

In the table below, the evolution in the representativeness of the Conglomerate’s business segments is observed, in which it is worth highlighting the Companies and Finasa segments, which showed an evolution higher than the total portfolio in the quarter and in the last twelve months.

Loan Operations – By Business Segment

	R$ billion

Business Segment	2006		2007				Variation(%)

	September	%	June	%	September	%	Quarterly	Last twelve months

Corporate	29.8	32.4	34.9	32.3	35.2	30.3	0.9	18.2
Retail / Postal	30.4	33.0	33.9	31.3	35.7	30.6	5.2	17.5
Finasa	17.5	19.0	20.7	19.1	22.8	19.6	10.4	30.2
Companies	11.1	12.1	14.2	13.1	15.9	13.7	11.8	42.7
Other	3.2	3.5	4.5	4.2	6.8	5.8	49.9	111.0
Total	92.0	100.0	108.2	100.0	116.4	100.0	7.5	26.5

Loan Operations – By Type

We highlight in the quarter, the growth in interest in the leasing operations and rural and agribusiness loans due to its performance, which is higher than the growth of the portfolio.

We present below the total loan operations, including Sureties and Guarantees and credit card (cash and credit purchases store owners), which presented a growth of 7.1% in 3Q07 and 27.0% in the last twelve months.

	R$ million

Types	2006		2007

	June	September	June	September

Loans and Discounted Securities (1)	39,398	40,773	50,143	52,776
Financings	32,930	34,472	38,723	41,523
Rural and Agribusiness Loans	6,865	7,221	7,903	9,008
Leasing operations	3,178	3,575	4,848	6,319
Advances on Foreign Exchange Contracts	5,767	5,487	6,128	6,210
Subtotal of Loans Operations	88,138	91,528	107,745	115,836
Other Loans	505	485	446	521
Total Loan Operations (2)	88,643	92,013	108,191	116,357
Sureties and Guarantees Recorded in Memorandum Accounts	13,369	13,820	17,325	18,471
Credit Card (3)	4,407	4,464	5,304	5,266
Total	106,419	110,297	130,820	140,094

(1) It includes revolving credit of credit card.
(2) According to concept defined by the Brazilian Central Bank.
(3) Cash and credit purchases store owners.

Loan Operations – Delinquency

In September 2007, the delinquency ratio in the consolidated portfolio slightly decreased when compared to the previous quarter.

Loan Operations – Delinquency over 90 days (in percentage)

Loan Operations – Portfolio Movement

The movement of the consolidated loan portfolio in the last twelve months showed the adequacy and consistency of the loan evaluation instruments used in the concession process, maintaining its quality, as shown in the tables below:

Loan Operations – Portfolio Movement Between September 2006 e 2007

Loan Operations - Portfolio Movement by Rating between September 2006 and 2007

Rating	Borrowers Remaining from September 2006		New Borrowers between October 2006 and September 2007		Total Loans in September 2007

	R$ million	%	R$ million	%	R$ million	%

AA – C	87,374	92.4	20,568	94.5	107,942	92.8
D	1,712	1.8	269	1.2	1,981	1.7
E – H	5,507	5.8	927	4.3	6,434	5.5
Total	94,593	100.0	21,764	100.0	116,357	100.0

Loan Operations - Portfolio Indicators

In order to facilitate the follow-up of the quantitative and qualitative performance of the Conglomerate’s loan portfolio, we present below a comparative summary of the main figures and indicators:

	R$ million (except percentages)

Items	2006		2007

	June	September	June	September

Total Loan Operations	88,643	92,013	108,191	116,357
– Individual	37,559	38,834	44,694	49,285
– Corporate	51,084	53,179	63,497	67,072
Existing Provision	5,833	6,215	7,033	7,428
– Specific	3,053	3,290	3,856	4,196
– Generic	1,700	1,833	2,067	2,120
– Additional	1,080	1,092	1,110	1,112

Specific Provision/Existing Provision (%)	52.3	52.9	54.8	56.5
Existing Provision/ Loan Operations (%)	6.6	6.8	6.5	6.4
AA – C Rated Loan Operations / Loan Operations (%)	92.4	92.3	92.4	92.8
D Rated Operations under Risk Management / Loan Operations (%)	2.0	1.9	1.9	1.7
E – H Rated Loan Operations / Loan Operations (%)	5.6	5.8	5.7	5.5

D Rated Loan Operations	1,769	1,733	2,011	1,981
Existing Provision for D Rated Loan Operations	467	455	534	526
D Rated Provision/Loan Operations (%)	26.4	26.2	26.6	26.5
D – H Rated Loan Operations Overdue	4,518	4,742	5,599	5,900
Existing Provision/D – H Rated Loan Operations Overdue (%)	129.1	131.1	125.6	125.9

E – H Rated Loan Operations	4,928	5,329	6,173	6,434
Existing Provision for E – H Rated Loan Operations	4,271	4,647	5,346	5,619
E – H Rated Provision/Loan Operations (%)	86.7	87.2	86.6	87.3
E – H Rated Loan Operations Overdue	3,708	3,984	4,740	5,034
Existing Provision/E – H Rated Loan Operations Overdue (%)	157.3	156.0	148.4	147.5

Non Performing Loans (*) / Loan Operations (%)	4.2	4.2	4.3	4.2

Existing Provision/ Non Performing Loans (*) (%)	156.6	159.8	149.8	150.4

(*) Loan Operations Overdue for more than 59 days and which do not generate income under the accrual method of accounting.

For the last quarter of 2007, Bradesco remains prepared to take full advantage of all business opportunities focused on increasing the loan portfolio, while respecting the established loan granting parameters, based on the security, consistency, selectivity, diversification and adequate assessment of the risk/return ratio.

Funding

Composition of Deposits by Maturity

	R$ million

	2007

Deposits	June	September

	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	21,019	22,134	–	–	–	22,134
Savings	28,405	30,231	–	–	–	30,231
Interbank	231	89	78	30	–	197
Time	32,360	2,378	4,279	4,610	22,216	33,483
Other Deposits	586	691	–	–	–	691
Total	82,601	55,523	4,357	4,640	22,216	86,736

Demand Deposits – R$ billion

Checking Accounts

The balance of the Checking Accounts of Bradesco Organization at the end of 3Q07 was R$22.1 billion, representing an increase of 7.8% compared to the balance of December 2006, which was R$20.5 billion.

Aiming at extending the range of products offered and consolidating Bradesco’s innovation in the scope of the corporate clients of the Retail segment, we launched in September 2007 the Corporate Flex Account, which is a type of checking account addressed exclusively to micro and small companies with annual sales result of up to R$2.4 million and characterized by flexibility in the distribution of pre-approved credit limit.

Number of Checking Accounts – Individuals and Corporate – in thousands

Savings Accounts

At the end of 3Q07, the balance of Bradesco Organization Savings Accounts totaled R$30.2 billion, corresponding to a 17.4% market share in the Brazilian Savings and Loan System (SBPE) and ensured the leadership of Bradesco among all private banks in the Brazilian Financial System.

Savings Account Deposits – R$ billion

Our accumulated profitability up to 3Q07 (TR + 0.5% per month) was 5.8% and our balance grew by 9.4% in the period, a real growth of 3.4% . The fall in the interest rates observed in the market made savings accounts more appealing, causing investments to offset withdrawals, thus resulting in a balance higher than that of December 2006.

Checking Accounts

Share of SBPE – in percentage

Number of Savings Accounts – in thousands

Asset under Management

For the second consecutive year, Bradesco was elected the Best Stock Funds Manager according to Guia Exame-FGV.

Bram – Bradesco Asset Management, company which manages Bradesco Investment Funds, was elected the best Stock Funds manager by Guia Exame de Investimentos Pessoais 2007, based on detailed analysis of the Finance Study Center of Fundação Getulio Vargas.

Stockholders’ Equity

	R$ million

	2006		2007

	June	September	June	September

Investment Funds	121,640	127,572	148,831	153,439
Managed Portfolios	10,400	7,337	7,429	7,646
Third-party Fund Quotas	5,608	5,313	5,021	6,502
Total	137,648	140,222	161,281	167,587

Asset Distribution

	R$ million

	2006		2007

	June	September	June	September

Investment Funds – Fixed Income	117,776	123,645	139,933	141,871
Investment Funds – Variable Income	3,864	3,927	8,898	11,568
Investment Funds – Third-Party Funds	5,245	5,269	4,947	5,670
Total	126,885	132,841	153,778	159,109
Managed Portfolio – Fixed Income	8,392	5,246	4,359	4,387
Managed Portfolio – Variable Income	2,008	2,091	3,070	3,259
Managed Portfolios – Third-Party Funds	363	44	74	832
Total	10,763	7,381	7,503	8,478
Total Fixed Income	126,168	128,891	144,292	146,258
Total Variable Income	5,872	6,018	11,968	14,827
Total Third-Party Funds	5,608	5,313	5,021	6,502
Overall Total	137,648	140,222	161,281	167,587

Total Assets under Management according to Anbid’s Global Ranking – R$ million (*)

(*) Considering third-party fund quotas.

Number of Funds, Portfolios and Quotaholders

	September 2006		June 2007		September 2007

	Number	Quotaholders	Number	Quotaholders	Number	Quotaholders

Investment Funds	550	3,376,350	617	3,317,275	625	3,317,969
Managed Portfolios	102	446	107	516	108	516
Total	652	3,376,796	724	3,317,791	733	3,318,485

4- Operating Companies

Grupo Bradesco de Seguros e Previdência

Insurance Companies (Consolidated)

Consolidated Balance Sheet

	R$ million

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	53,790	56,044	65,918	68,889
Securities	50,429	52,445	61,943	64,618
Insurance Premiums Receivable	1,093	1,144	1,148	1,289
Other Receivables	2,268	2,455	2,827	2,982
Permanent Assets	1,111	1,154	1,060	1,107
Total	54,901	57,198	66,978	69,996

Liabilities
Current and Long-Term Liabilities	48,484	50,386	58,462	61,038
Tax, Civil and Labor Contingencies	1,522	1,555	1,703	1,724
Payables on Operations of Insurance, Private Pension Plans and
Certificated Savings Plans	436	436	455	496
Other Liabilities	2,579	2,676	3,404	3,499
Technical Provisions for Insurance	4,146	4,272	5,128	5,496
Technical Provisions for Life and Private Pension Plans	37,574	39,166	45,409	47,405
Technical Provisions for Certificated Savings Plans	2,227	2,281	2,363	2,418
Minority Interest	112	60	67	73
Stockholders’ Equity	6,305	6,752	8,449	8,885
Total	54,901	57,198	66,978	69,996

Consolidated Statement of Income (*)

			R$ million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Net Premiums Written	4,249	4,714	13,360	5,055	5,448	15,304
Reinsurance Premiums and Redeemed
Premiums	(962)	(907)	(2,807)	(1,212)	(1,302)	(3,709)
Insurance, Private Pension Plans and
Certificated Savings Plans Retained
Premiums	3,287	3,807	10,553	3,843	4,146	11,595
Variation in Technical Provisions	(466)	(901)	(1,946)	(1,098)	(1,321)	(3,468)
Fee and Commission Income	126	139	392	161	174	491
Retained Claims	(1,476)	(1,490)	(4,475)	(1,503)	(1,488)	(4,419)
Certificated Savings Plans Draws and
Redemptions	(288)	(306)	(879)	(353)	(346)	(1,000)
Private Pension Plans Benefits and
Redemptions	(567)	(525)	(1,819)	(512)	(508)	(1,733)
Selling Expenses	(255)	(261)	(763)	(262)	(274)	(796)
Other Operating Income/Expenses	(77)	(85)	(237)	30	68	93
Personnel and Administrative Expenses	(249)	(255)	(748)	(276)	(301)	(817)
Tax Expenses	(51)	(36)	(135)	(44)	(51)	(155)
Financial Result	722	654	2,144	906	681	2,223
Operating Income	706	741	2,087	892	780	2,014
Equity Result	1	82	126	69	51	192
Non-Operating Income	115	(9)	101	(6)	(2)	391
Minority Interest	(1)	(8)	(11)	(2)	(6)	(13)
Income before Taxes and Contributions	821	806	2,303	953	823	2,584
Taxes and Contributions on Income	(241)	(256)	(712)	(257)	(275)	(811)
Net Income	580	550	1,591	696	548	1,773
(*) Information prepared in accordance with the accounting policies established by CNSP, Susep and ANS.

Performance Ratios – in percentage

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Claims Ratio (1)	79.9	77.8	78.3	79.1	73.8	75.3
Selling Ratio (2)	11.4	11.3	11.3	11.7	11.4	11.5
Administrative Expense Ratio (3)	11.8	11.0	11.3	12.4	11.5	11.6
Combined Ratio (4)	101.9	95.3	98.2	109.0	101.6	104.8
Expanded Combined Ratio (5)	85.4	82.5	84.2	90.3	85.8	87.9

N.B.:	For calculation purposes, the expanded and combined ratios would be 92.8% and 79.3%, respectively, if we exclude the exceeding provision in Health Insurance during the nine months of 2007.
(1) Retained Claims/Earned Premiums.
(2) Selling Expenses/Earned Premiums.
(3) Administrative Expenses/Earned Premiums.
(4) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/Earned Premiums.
(5) (Retained Claims + Selling Expenses + Administrative Expenses + Taxes + Other Operating Income and Expenses)/(Earned Premiums + Financial Result).

Insurance Premiums – Market Share (%)

Source: Susep and ANS

According to information published by Susep and ANS, up to August 2007, in the insurance segment, Bradesco collected R$11.2 billion in premiums and maintained its leadership in the ranking with a 25.4% market share. The insurance sector obtained a total of R$44.2 billion in premiums in the same period.

Increase in Technical Provisions for Insurance – R$ million

The exhibits presenting the technical provisions of Bradesco Vida e Previdência and Bradesco Capitalização are presented in the section specifically related to these companies.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line – R$ million

Insurance Line	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	929	955	2,808	1,038	1,045	3,066
Auto/RCF	510	517	1,555	506	536	1,553
Life/AP/VGBL	276	346	970	228	329	870
Basic Lines	90	88	257	113	111	332
Other Lines	70	57	194	62	51	185
Total	1,875	1,963	5,784	1,947	2,072	6,006

In the nine months of 2007, there was an increase of 3.8% in premiums earned in the insurance segment, if compared to the same period of 2006.

Earned Premiums (Retained Premiums less Variation of Technical Provisions) by Insurance Line (%)

Retained Claims by Insurance Line – R$ million

Insurance Line		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	794	800	2,376	856	872	2,494
Auto/RCF	391	383	1,153	379	375	1,137
Life/AP/VGBL	219	246	695	200	188	574
Basic Lines	41	47	145	53	52	168
Other Lines	54	51	157	52	42	152
Total	1,499	1,527	4,526	1,540	1,529	4,525

Claims Ratio by Insurance Line (%)

Selling Expenses by Insurance Line – R$ million

Insurance Line		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Health	26	28	81	32	36	98
Auto/RCF	93	94	282	98	101	296
Life/AP/VGBL	79	80	235	73	81	232
Basic Lines	15	19	51	22	19	62
Other Lines	1	1	2	2	–	2
Total	214	222	651	227	237	690

Selling Ratios by Insurance Line (%)

Number of Insured – in thousands

In the nine months of 2007, there was an increase of 30.2% in the client base compared to the same period of the previous year.

Operating Risk

Grupo Bradesco de Seguros, integrating Bradesco Organization, in permanent commitment to comply with the laws and regulations, has adapted its processes and activities, by means of the utilization of methodologies and resources aligned with the best market practices, mainly those related to risk management.

Within this aspect, in order to comply with the guidelines established by the New Capital Basel Accord (Basel II), provisions of the monetary authority, and alignment to future definitions related to Solvability II, we carried out the survey and analysis of the events related to operating risk, enabling the improvement in the management and knowledge of losses and their causes. The disseminations of the operating risk management culture on several levels, the disclosure of corporate policies and establishment of continuous monitoring procedure of exposure levels are inserted in this context.

Awards/Recognition

1 – Bradesco Seguros e Previdência was elected the most remembered company and the preferred one in the “Insurance Company” category by the research Marcas de Quem Decide (Brands of People Who Decide), conducted by QualiData Institute in partnership with Jornal do Comércio do Rio Grande do Sul. In its ninth edition, the survey was carried out with businessmen and self-employed professionals of Rio Grande do Sul, and encompassed 100 categories of products, services and companies.

2 – Grupo Bradesco de Seguros e Previdência received the Segurador Brasil 2007 award, in the “Best Global Performance” category. The award was promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and in the development of concepts, products and services for the Brazilian insurance market.

3– Bradesco Seguros e Previdência conquered the “Top of Mind” award, promoted by Amanhã magazine of Rio Grande do Sul, being the most remembered brand among the customers of this state in the “Insurance Company” category. For this survey, 1,200 interviews were carried out, comprising people from both genders, aged from 16 to 65 years from all household income classes, from January 3 to 17, 2007. This is the first time the “Insurance Company” category is included in the survey.

4 – Grupo Bradesco de Seguros e Previdência received the As Melhores Seguradoras do Brasil award, for being appointed as the “Largest Insurance Group in Brazil by Awards Earned, Net Income, Stockholders’ Equity and Total Assets”. Fundação Getulio Vargas (FGV) award, by means of Conjuntura Econômica magazine, issued by the Brazilian Institute of Economy (IBRE), of FGV, considered the companies’ economic and financial performance in 2006.

5 – Bradesco Seguros e Previdência received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to the “Christmas Tree of Bradesco Seguros e Previdência – A gift for the Brazilian Family” case. The award aims at recognizing organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

6 – Bradesco Seguros e Previdência received the e-finance award, of “Management of Mainframe Systems Development”. The award promoted by Executivos Financeiros magazine aims at pointing out the implementations of more innovative infrastructure and application solutions in the IT and Telecommunications area which contributed to the improvement of services rendered by financial institutions operating in Brazil.

7 – Bradesco Seguros e Previdência received the Gaivota de Ouro trophy for “Excellence in Total Insurances”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products/services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

8 – Bradesco Seguros e Previdência received the “2007 Trustworthy Brands” award in the “Insurance Company” category. The award indicates the brands in which the readers of Seleções do Readers’ Digest magazine trust the most. The survey was conducted by Ibope Inteligência all over the country and had the participation of one thousand people between March and April.

9 – Bradesco Seguros e Previdência received the 2006-2007 Highlights award, promoted by Clube Vida em Grupo do Rio de Janeiro (CVG-RJ), in the “Advertising and Marketing” category. CVG-RJ’s award is made among its associates.

Sponsorships

1 – Bradesco Seguros e Previdência was one of the sponsors of the III Seminário de Petróleo e Gás (Third Oil and Gas Seminar), promoted by the Brazilian Institute of Economy – IBRE and Conjuntura Econômica magazine, of Fundação Getulio Vargas, on March 20, 2007, at the Stock Exchange Auditorium, in Rio de Janeiro. The event gathered approximately 250 professionals, among officers and executives of the Oil and Gas sector.

2 – Bradesco Seguros e Previdência was one of the major supporting companies of the campaign “Vote Cristo. Ele é uma Maravilha” (Vote Christ. He’s a Wonder), which had the purpose of electing the Christ Redeemer as one of the seven new wonders in an international election, promoted by the Swiss institution New 7 Wonders Foundation, which aims at protecting and disclosing the humanity’s heritage.

3 – Bradesco Seguros e Previdência promoted, on May 20, the “Corrida e Caminhada da Longevidade” (Running and Walk for Longevity), in Rio de Janeiro. The initiative intends to arouse interest for the theme and stimulate people to increase their quality of life by practicing physical exercises.

4 – Bradesco Seguros e Previdência is once more the sponsor of the Series O Globo/Dell’Arte Concertos Internacionais – Temporada 2007 (Globo/Dell’Arte International Concerts – Season 2007), with presentations at the Municipal Theater of Rio de Janeiro, from May to November.

5 – Bradesco Seguros e Previdência was one of the sponsors of the 33rd National Congress on People Management (Conarh) which took place from August 21 to 24 at Transamérica Expo Center, in the city of São Paulo. Conarh is considered one of the three most important worldwide events on people management and human resources and it gathers organizations and professionals of the area on an annual basis.

6 – Bradesco Seguros e Previdência is one of the sponsors of the events promoted by Sincor-SP in 2007. Among them, the 25th São Paulo Insurance Brokers Meeting, which occurred from August 24 to 26, in Estância Barra Bonita Hotel, in the city of São Paulo. In the meeting, Bradesco Seguros e Previdência had a stand where it displayed its products. The event, which gathered around 650 participants, both insurance brokers and executives, aimed at offering an opportunity to integrate, qualify and update the professionals who work in the insurance market.

7 – Since August 2007, Bradesco Seguros e Previdência participates in the “Second Life”. The brand is displayed through the placement of two advertising panels on the streets of “Brazil Island I” and “Brazil Island II” communities with the purpose of increasing the brand’s visibility in this virtual environment which is increasingly attracting supporters in Brazil. “Second Life” is a real life simulator in a totally three-dimensional (3D) virtual world, having as purpose to encourage every participant to find a way of survival and to learn to develop profitable activities, which will interfere directly in their purchasing power within the virtual environment.

8 – Bradesco Seguros e Previdência is the leading company in the ranking of Valor 1000 Yearbook, of Valor Econômico newspaper, in the “General Insurance Lines” category. The newspaper, which publishes the one thousand largest companies of the country in different sectors of the economy, assesses companies according to sustainable growth, net income and social involvement, among other criteria.

9 – Bradesco Seguros e Previdência is one of the co-sponsors of the spectacle “7 – O Musical” which will be showing from September 1 to December 2, at Teatro João Caetano, in the city of Rio de Janeiro. Defined by its authors as a dark musical, the play is based on stories of Brothers Grimm, especially Snow White. It is a unique view about the well-known story of “the fairest of them all” from the point of view of the Queen, a woman capable of sacrificing all her scruples to continue to be the fairest. The show offers a 20% discount on the purchase of up to two tickets to employees of Grupo Bradesco de Seguros e Previdência.

10 – Bradesco Seguros e Previdência was once again the official insurance company of the 13th Bienal Internacional do Livro (Book Fair), which took place from September 13 to 23 at Riocentro, in the city of Rio de Janeiro. The company also sponsored Café Literário (Literary Café), an official spot where new projects are launched and Brazilian and foreign writers and intellectuals deliver lecturers. Bradesco Seguro Auto’s insured had a discount in the parking lot price at Bienal when showing the Insured Card at the time of payment.

11 – On September 16, a new institutional campaign of Bradesco Seguros e Previdência was launched, having as purpose to stress the concept of words such as “protection”, “security” and “tranquility”, the main needs of modern society. The campaign was showed through a film on broadcast TV in 15 and 30-second versions. It was also showed through radio spots, ads in large circulation newspapers, magazines, among others. One of the actions of the new institutional campaign is the sponsorship of the show “Dancing on Ice” by Bradesco Capitalização. The show is broadcasted in the program Domingão do Faustão, of Rede Globo de Televisão and was sponsored by the Company on September 16, 23 and 30. The successful partnership with Fundação SOS Mata Atlântica for more than three years was pointed out on the first two Sundays and the other partnerships and products on the last Sunday.

12 – Bradesco Seguros e Previdência in partnership with Companhia de Engenharia de Tráfego de São Paulo (CET–SP) promoted awareness among young people regarding the risks of mixing alcoholic beverages and driving in the Traffic Week, from September 18 to 25. Leaflets were handed out to students of the major colleges of the city of São Paulo explaining the danger of drinking alcoholic beverages and driving. Promoters were wearing proper uniforms containing Bradesco Seguro Auto brand.

13 – Bradesco Seguros e Previdência is the sponsor of the “Jazz All Nights” Series, organized by Dell’Arte Soluções Culturais, and which will take place in several cities of Brazil from September to December. Employees and brokers registered in the company will be granted a 30% discount in the purchase of tickets.

14 – In September, Bradesco Seguros e Previdência Ombudsman Area completed 4 years of operations. To celebrate, it launched the second edition of Ombudsman Excellent Service Award. Employees can describe the service rendered to insured or brokers with quality and efficiency, without the participation of Ombudsman, through a form.

Bradesco Saúde

Health Insurance Premiums – Market Share (%)

Source: ANS

Net Premiums Written – R$ million

Insurance Line		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Corporate Plan	714	739	2,155	810	805	2,373
Individual Plan	244	246	730	251	260	762
Total	958	985	2,885	1,061	1,065	3,135

Growth in Technical Provisions for Health – R$ million

Number of Insured of the Health Insurance Lines – in thousands

When comparing September 2007 to the same period of the previous year, Bradesco Saúde maintained its noteworthy market position (source: ANS). Brazilian companies are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.7 million customers, of which 2.5 million pertain to the corporate segment.

The large share of corporate insurance in the total portfolio of Bradesco Saúde (90.1% in September/2007) confirms the insurance company’s high level of expertise and personalization in the corporate insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 17 thousand companies in Brazil have acquired Bradesco Saúde insurance products. Out of Brazil’s 100 largest companies in terms of revenues, 38 are Bradesco’s insurance clients (source: Exame magazine’s Melhores e Maiores de Agosto de 2007 – Best and Biggest List, August 2007).

In this quarter, a new version of SIGE (Grantor Management Information System), important tool available for the management of health and dental insurance of Bradesco Saúde’s corporate clients, was implemented.

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for the insured, prospects and brokers.

Awards/Recognition

1 – Bradesco Saúde was elected the best company in the “Health Insurance” category and featured among the ten best companies in the survey The Top 100 Best HR Suppliers in Brazil, promoted by Gestão & RH Editora. The survey was conducted among Human Resources managers of the “one thousand largest and best companies to work for”, according to Exame magazine.

2 – Bradesco Saúde received the Gaivota de Ouro trophy for “Excellence in Health Portfolio”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

Highlights

1 – Bradesco Saúde was one of the sponsors of the Supplementary Health Forum, promoted by Sincor-SP, on June 14, at Hotel Maksoud Plaza, in São Paulo. Debates and lectures on important issues, such as available products, individual plans, plans for small and medium-sized companies and opportunities for the broker were carried out.

2 – Bradesco Saúde is once again the leading company in the ranking of Valor 1000 yearbook, of Valor Econômico newspaper, in the “Health Insurance Line” category. The newspaper, which publishes the one thousand largest companies of the country in different sectors of the economy, assesses companies as for sustainable growth, net income and social involvement, among other criteria.

3 – Bradesco Saúde was pointed out for the second consecutive year as “First Quality Benefit” in the “Health Insurance” category, in the special edition of Guia Você S/A Exame – The 150 Best Companies to Work For. In this year’s edition, the research, based on studies of Fundação Instituto de Administração da Universidade de São Paulo (FIA), was conducted with the employees of the companies.

Bradesco Auto/RE

Insurance Premiums of Auto/RE – Market Share (%)

Source: Susep

Growth in Technical Provisions of Auto/RE – R$ million

N.B.: In 2004, the Auto/RE portfolio of Bradesco Seguros was merged.

Net Premiums Issued – R$ million

Insurance Line		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Auto/RE	612	765	2,142	693	912	2,209

Number of Auto/RE Insured – in thousands

Grupo Bradesco maintained an outstanding position among the main insurance companies in the Brazilian Basic Line (RE) Insurance Market, with an 8.5% share of total market sales in August 2007 in this area.

The good perspectives of increase of private and public investments in infrastructure in the country (through Public and Private Partnerships – PPPs) and investments for the enlargement of the settled industrial park are an excellent source of new businesses in the Great Risks area.

In Lines related to Equity Insurances, Bradesco Auto/RE has updated the insurance programs of its main clients, by means of partnerships with brokers specialized in the segment and closeness to Bradesco Corporate and Bradesco Empresas. The fact that the oil industry had an outstanding performance and the civil construction had picked up stream has also contributed to the growth of Bradesco Auto/RE in this segment as compared to the same period of 2006.

The Transportation segment is still the main focus, with material investments to improve new businesses, specially, among others, the qualification of Managers of Transportation Products, which will be established in the main Brazilian economic centers, and the creation of Bradesco Cargo System, a complete Transports Insurance Management System in the Internet.

In the mass market insurance segment of Basic Lines, whose products are designed to individuals, self-employed professionals and SMEs, the launch of new products and continuous improvement of processes and systems has contributed to the growth of the client base, mainly in the residential and equity insurances, such as Bradesco Seguro Residencial and Bradesco Seguro Empresarial. These products were updated, and a new system for sale in the Internet was developed, which enabled a faster and more efficient contracting process.

Another positive aspect is the increase in sales of agricultural machinery and equipment, which enables opportunities of contracting insurance lines related to the following segments: Bradesco Seguro Equipamentos, Bradesco Seguro Benfeitorias, Bradesco Seguro Penhor Rural Público and Bradesco Seguro Penhor Rural Privado.

In the Auto/RCF Lines, despite the strong competition, the Insurance Company has increased its client base, mainly due to the creation of products for specific publics, such as Bradesco Seguro Exclusivo Cliente Bradesco, for Banco Bradesco’s account holders, Auto Mulher, for the female public, and Auto Corretor, for insurance brokers.

One of the positive factors for the next quarter is the growth in sales of new vehicles, which contributes to increase the insurance production of this line.

Bradesco Group’s market share of the Auto/RCF portfolio, up to August 2007, was 15.4% .

Awards/Recognition

1 – Bradesco Auto/RE Companhia de Seguros received the Segurador Brasil 2007 award, in the “Best Performance in Residential Risks” category. The award is promoted by Segurador Brasil magazine and its purpose is to acknowledge the leadership, performance and achievements of the companies of the sector in 2006, in addition to showing a scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

2 – Bradesco Auto/RE Companhia de Seguros received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to “Bradesco Seguro Auto Mulher – Um Produto Exclusivo e Diferenciado Para o Público Feminino” (an exclusive and special product for the female public) case. The award aims at recognizing organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

3 – Bradesco Auto/RE Companhia de Seguros received the Gaivota de Ouro trophy for “Excellence in Auto Portfolio”. Promoted by Seguro Total magazine, the award aims at recognizing the companies, products, services, innovative actions and people who contributed to the growth and strengthening of the insurance market.

4 – Bradesco Auto/RE Companhia de Seguros won the “Transport Preference” award in the “Insurance Company” category for the fourth time in a roll. This award was promoted by Union of Cargo Transportation Companies of the State of Rio Grande do Sul (Setcergs), in the city of Porto Alegre. Through a research among the companies associated to Setcergs, Bradesco Auto/RE was pointed out one of the best supplying companies of products and services addressed to the cargo transportation industry.

Highlights

1 – In the cities of São Paulo, Rio de Janeiro and Porto Alegre, Bradesco Auto/RE Companhia de Seguros makes a motorcyclist available for the women insured by Bradesco Auto Mulher to go to the place of the accident to carry out promptly the initial procedures in case of car accident or breakdown. The service aims to speed up the mechanical help service and offer more security in the cases when it is necessary to wait for a wrecker to come. Assistance is rendered by professionals dully trained, wearing uniform and provided with customized motorcycles.

2 – Bradesco Auto/RE Companhia de Seguros entered into an agreement of operational risk insurance with four companies of AES Group. The policy covers AES Eletropaulo, AES Tietê, AES Minas PCH and AES Uruguaiana equipment for property damage. AES Eletropaulo, Latin America’s largest supplying company and responsible for the supply of electric power to more than 5 million customers in the city of São Paulo and metropolitan region, also provides services to transformers and mobile substations. The policy also covers the machinery of the hydroelectric power plant of AES Tietê in the state of São Paulo and the thermoelectric power plant of AES Uruguaiana, in the state of Rio Grande do Sul, in addition to small hydroelectric centers (PCH) of AES Minas.

3 – In September, Bradesco Auto/RE Companhia de Seguros inaugurated its second Bradesco Auto Center (BAC). After the center inaugurated in Porto Alegre last February, São Paulo can benefit from a modern auto center, totally wireless. In case of car accident, BAC provides a reserve car, car inspection, installation of antitheft equipment and glass repair or change. The insured of Bradesco Seguro Auto and all the other types of Bradesco insurance, except trucks, are provided with these services.

Bradesco Vida e Previdência

Income from Private Pension Plans and VGBL – Market Share (%)

Source: Susep

Up to September 2007, total income from private pension plans totaled R$7.195 billion.

Insurance Premiums (Life and Personal Accidents) – Market Share (%)

Source: Susep

Up to September 2007, total income from net premiums issued amounted to R$1.214 billion.

Growth in Technical Provisions (Life and Pension Plans) – R$ million

Total technical provisions of Bradesco Vida e Previdência in September 2007 was R$47.4 billion. That amount was comprised of R$23.0 billion for supplementary private pension plans, R$22.3 billion for VGBL, R$2.1 billion for life and personal accident and other lines.

Private Pension Plans and VGBL Investment Portfolios – Market Share (%)

Source: Fenaprevi

In September 2007, the Private Pension Plans and VGBL Investment Portfolio reached R$48.8 billion, and the Life and Personal Accidents Investment Portfolio reached R$2.5 billion, totaling R$51.3 billion.

Increase in Number of Participants – in thousands

Increase in Life Insurance and Personal Accidents Insured – in thousands

Thanks to its solid structure, innovative product policy and trusted market standing, Bradesco Vida e Previdência maintained its leadership of both markets in which it operates, with a 37.7% share of income from private pension plans and VGBL and a 15.5% share of personal insurance premiums.

Bradesco is also sole leader in VGBL plans, with a 41.6% share, and a 27.1% share in PGBL (sources: Fenaprevi – National Federation of Private Pension Plans and Life – Data accumulated up to August 2007).

The number of Bradesco Vida e Previdência clients reached a growth of 37.2%, in September 2007, compared to September 2006, surpassing the record of 1.8 million private pension plans and VGBL participants and 12.7 million life insurance and personal accident insured. This significant increase was prompted by the strength of the Bradesco Brand name and by the use of appropriate management and sales policies.

Technical provisions totaled R$47.4 billion in September 2007, an increase of 21.0% as compared to September 2006. In August 2007, the Portfolio of Investments in Private Pensions Plans and VGBL totaled R$48.0 billion, comprising 41.4% of all market resources.

Awards/Recognitions

The quality of services rendered by Bradesco Vida e Previdência was recognized with the achievement of the following awards:

Prêmio Segurador Brasil 2007 (2007 “Brazil Insurer” Award)

– “Best Performance in Private Pension Plan” –Segurador Brasil magazine

Melhor Empresa de Previdência (Best Private Pension Plan Company)

– Balanço Financeiro 2007 magazine, of Gazeta Mercantil

– Conjuntura Econômica magazine

– Gaivota de Ouro Trophy

Fundo Bradesco Master II Previdência FI Renda Fixa was awarded with:

– “Maximum grade of 5 diamonds”, by Gazeta Mercantil

Top de Marketing ADVB 2007 Award

– “Market Leadership” – with the Prev Jovem Bradesco case

Exame magazine Best and Largest

– Highlight as the largest Insurance Company for the 5th consecutive year.

Valor 1000 magazine, Valor Econômico newspaper

– Highlight as the largest Life and Pension Plan company

Seleções magazine

– 2007 Trustworthy Brand Names Award

Bradesco Capitalização

Bradesco Capitalização’s outstanding position in the certificated savings plans market is the result of its transparent operating policy, which is focused on adjusting its products to meet the potential consumer demand.

Regionally, Bradesco Capitalização is a leading company in two Brazilian states, according to the latest figures for August 2007 published by Susep. The company’s market share was 30.8% in Amazonas and 27.4% in São Paulo.

Aiming at offering the bond that best suits its clients’ different profiles and budgets, a number of products were developed, which vary in accordance with the type of payment (single or monthly), contribution terms, regularity of draws and related prize amounts. That phase was important due to the closeness to the public, by means of the consolidation of Pé Quente Bradesco family products.

We also point out the important performance of social-environmental products, such as Pé Quente Bradesco SOS Mata Atlântica, which, in addition to enabling the formation of a financial reserve, contributes to reforestation projects of Fundação SOS Mata Atlântica, as well as Pé Quente Bradesco GP Ayrton Senna, whose great competitive advantage is the destination of a percentage of the amount collected with bonds to social projects of Instituto Ayrton Senna and O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). Upon acquiring this last product, the client contributes to the development of projects of prevention, early diagnosis and treatment of cancer in Brazil, since part of the amount collected is given to IBCC – Brazilian Institute of Cancer Control.

Rating

Standard & Poor’s increased from “brAA+/Positive” to “brAAA/Stable” the rating of Bradesco Capitalização, which is the only company of the certificated savings plans segment with this rating. The solid financial and equity protection standard that Bradesco Capitalização ensures to its clients contributed to the result.

Quality Management System

Bradesco Capitalização S.A. was the first private certificated savings plans company in Brazil to receive ISO 9002 Certification. In 2007, it maintained its quality management system, in the ISO 9001:2000 version within the scope of “Bradesco Certificated

Savings Plans Management”. Granted by Fundação Vanzolini, it shows the quality of its internal processes and confirms the principle which is the origin of Bradesco Certificated Savings Plans: good products, good services and permanent evolution.

Income from Certificated Savings Plans – Market Share (%)

Source: Susep

Technical Provisions for Certificated Savings Plans – Market Share (%)

Source: Susep

Growth in Technical Provisions for Certificated Savings Plans – R$ million

Due to the growing strengthening of the Technical Provisions volume, Bradesco Capitalização exceeded the amount of R$2.4 billion in September 2007, and, according to August 2007 data, released by Susep, it holds 20.9% of the total volume of Technical Provisions in the market.

All these results convey safety and reaffirm the financial solidity and the ability to honor the commitments assumed with clients.

Number of Clients of Certificated Savings Plans – in thousands

As a result of a customer loyalty building policy, focused on the quality of the customer service and on the offer of innovative products, Bradesco Capitalização ended 3Q07 amounting to 2.3 million clients.

Outstanding Traditional Certificated Savings Plans – in thousands

Outstanding Certificated Savings Plans With Transfer of Draw Participation Rights – in thousands

Outstanding Certificated Savings Plans – in thousands

The outstanding certificated savings plans portfolio increased from 13.9 million in September 2006 to 14.1 million in September 2007. Out of this total, 68.1% comprise bonds with “Transfer of Draw Participation Rights” modality, including: Bradesco Cartões, Bradesco Vida e Previdência, Bradesco Auto/RE etc. Considering that the purpose of this type of certificated savings plans is to add value to partners’ products or even to provide incentives for customer due payments, these bonds are sold with reduced terms and grace periods and at a lower unit purchase price.

Awards/Acknowledgment

1 – Bradesco Capitalização received the “Top of Quality – 2007” award from the Ordem dos Parlamentares do Brasil (OPB), an institute with a 30-year tradition. The award was created by OPB to acknowledge, distinguish and reward the work of companies that contribute to the Country’s social-economic development.

2 – Bradesco Capitalização received the Troféu Desbravadores (Pathfinders Trophy), for the Company’s pioneering nature, and the Troféu Segurador Ambiental (Environmental Insurer Trophy), for its actions in the preservation of the environment with the certificated savings plan Pé Quente Bradesco SOS Mata Atlântica, at the ceremony of the Prêmio Segurador Brasil 2007 (2007 Brazil Insurer award). The award, promoted by Segurador Brasil magazine, aims at acknowledging the leadership, performance and achievements of the companies of the sector in the previous year, in addition to showing a scenario involving the importance of companies and entities in the implementation and development of concepts, products and services for the Brazilian insurance market.

3 – Bradesco Capitalização received the Top de Marketing ADVB 2007 award. The Brazilian Association of Sales and Marketing Managers (ADVB) granted this award due to the “Marketing focused on Products and Services strengthens Bradesco Capitalização Position” case. The award aims to acknowledge organizations which stimulate the creation and permanence of its product, service or brand by means of innovative and consistent marketing strategies.

4 – Bradesco Capitalização received the Balanço Financeiro award, as the best company in the “Certificated Savings Plans” category. The award, promoted by Gazeta Mercantil newspaper based on study of Consultoria Austin Rating, considers the growth, performance and results obtained in 2006.

5 – Bradesco Capitalização received the Top Social 2007 award of the Brazilian Association of Sales and Marketing Managers (ADVB-SP). The case awarded was Pé Quente Bradesco O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target). This award is one of the most important in the sector and intends to evaluate and point out socially responsible actions.

6 – Bradesco Capitalização received three Gaivota de Ouro trophies: “The Best Certificated Savings Plans Company”, “Outstanding Product in 2006” (Pé Quente Bradesco O Câncer de Mama no Alvo da Moda) and “Excellence in Social-environmental Responsibility” (Pé Quente Bradesco SOS Mata Atlântica). Promoted by Seguro Total magazine, the award recognizes the companies, products, services, innovative actions and people who contribute to the growth and strengthening of the insurance market.

7 – Bradesco Capitalização was awarded with the Anabel Environmental Responsibility Award, granted by the Personal Hygiene and Cosmetics Products National Trade Association (Anabel) due to the partnerships maintained with Fundação SOS Mata Atlântica, Instituto Ayrton Senna and Instituto Brasileiro de Controle do Câncer (Brazilian Institute of Cancer Control). The award has as purpose to stimulate commercial businesses and companies to worry about social and environmental causes.

8 – Bradesco Capitalização received the Marketing Best Social Responsibility award for the “Pé Quente Bradesco SOS Mata Atlântica” case, promoted by Editora Referência and Madia Marketing School. Created in 2002, the award has as purpose to stimulate, acknowledge, award and disclose the model organizations which consider, respect, promote and show, through their corporate practices and actions, they are aware of their inevitable commitment to social responsibility.

9 – Bradesco Capitalização received two 2007 Marketing Seg News awards, promoted by Agência Seg News, in the “Best in Marketing and Product Publicity” and “Best Certificated Savings Plans Performance” categories. The award paid homage to highlights in several segments of the national insurance market.

10 – Bradesco Capitalização received the Top Social award of the Brazilian Association of Sales and Marketing Managers (ADVB-RJ) due to the case Pé Quente Bradesco O Câncer de Mama no Alvo da Moda (Breast Cancer in the Fashion Target), about the partnership between the Company and the Brazilian Institute of Cancer Control (IBCC). The purpose of this award is to acknowledge the large encouragers of social inclusion.

Banco Finasa

Consolidated Balance Sheet

	R$ million

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	17,438	18,479	22,270	24,376
Funds Available	13	13	7	3
Interbank Investments	186	277	757	537
Securities and Derivative Financial Instruments	55	63	118	173
Interbank Accounts	41	34	27	34
Loan and Leasing Operations	16,665	17,533	20,686	22,832
Allowance for Doubtful Accounts	(764)	(863)	(1,104)	(1,190)
Other Receivables and Other Assets	1,242	1,422	1,779	1,987
Permanent Assets	1,918	1,739	1,902	1,976
Total	19,356	20,218	24,172	26,352

Liabilities
Current and Long-Term Liabilities	18,228	19,191	22,899	24,926
Demand, Time and Interbank Deposits	17,875	18,788	22,285	24,207
Borrowings and Onlendings	4	3	1	1
Derivative Financial Instruments	9	4	2	1
Other Liabilities	340	396	611	717
Future Taxable Income	33	26	17	18
Stockholders’ Equity	1,095	1,001	1,256	1,408
Total	19,356	20,218	24,172	26,352

Consolidated Statement of Income

			R$ million

		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Income from Financial Intermediation	1,317	1,378	3,904	1,564	1,720	4,770
Financial Intermediation Expenses	(759)	(809)	(2,291)	(905)	(1,020)	(2,783)
Net Interest Income	558	569	1,613	659	700	1,987
Allowance for Doubtful Accounts Expenses	(262)	(256)	(725)	(309)	(322)	(906)
Gross Income from Financial
Intermediation	296	313	888	350	378	1,081
Other Operating Income/Expenses	(227)	(232)	(673)	(192)	(173)	(608)
Operating Income	69	81	215	158	205	473
Non-Operating Income	–	–	(1)	(3)	(4)	(9)
Income before Taxes and Contributions	69	81	214	155	201	464
Taxes and Contributions on Income	(10)	(13)	(27)	(17)	(45)	(82)
Net Income	59	68	187	138	156	382

Profile

Banco Finasa offers financing lines of direct loan to consumer for acquisition of passenger vehicles, transportation and other goods and services, in addition to leasing and personal loan operations.

Operating in a special way, by means of partnerships with stores and resale, Banco Finasa complements the distribution network of Bradesco Organization’s financing products.

Combined with Bradesco’s innate vocation for the granting of financing, the policy to enter into operational agreements with large car makers, auto and truck resale and implements, in addition to important retail chains, is consolidated.

For the new business prospect, Banco Finasa contracts the services of Finasa Promotora de Vendas, its wholly-owned subsidiary which, through its 388 branches established nationwide and a structure of business partners, represented on September 30, 2007 by 19,563 auto dealers and 20,736 stores selling furniture, home décor, auto parts, IT programs and equipment, home improvement material, tires, tourism, telephony, amongst others. At the end of 3Q07, Finasa Promotora recorded 5,226 employees, 82% of which were directly performing in new businesses prospect.

Operating Performance

In 3Q07, the Bank amounted to R$22.832 billion in financing portfolio, leasing and personal loan, a growth of 30.2% over the same period in 2006, pointing out the leasing portfolio which grew by 151.7%, from R$1.139 billion to R$2.867 billion, as a result of the increase in granting of financing in this type. The production of new businesses increased, on average, from R$1.286 billion/month up to September 2006 to R$1.647 billion/month in 2007, a growth of 28.1% .

The corporate result accumulated from January to September 2007 was R$382 million, against R$187 million examined in the same period of the previous year, growth of 104.3%, ending 3Q07 with a Stockholders’ Equity of R$1.408 billion.

Banco Bradesco BBI

Balance Sheet

	R$ thousand

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	1,568,791	1,612,964	1,417,625	2,244,179
Funds Available	2	2	2	4
Interbank Investments	851,950	898,664	727,414	537,529
Securities and Derivative Financial Instruments	565,692	564,904	525,634	1,541,129
Interdepartmental Accounts	285	175	171	137
Other Receivables and Other Assets	150,862	149,219	164,404	165,380
Permanent Assets	238,362	244,590	250,347	268,957
Total	1,807,153	1,857,554	1,667,972	2,513,136

Liabilities
Current and Long-Term Liabilities	645,066	670,215	378,774	1,183,069
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	561,791	581,609	225,722	1,015,592
Derivative Financial Instruments	–	–	52,024	57,752
Other Liabilities	83,275	88,606	101,028	109,725
Stockholders’ Equity	1,162,087	1,187,339	1,289,198	1,330,067
Total	1,807,153	1,857,554	1,667,972	2,513,136

Statement of Income

			R$ thousand

		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Income from Financial Intermediation	49,625	50,293	157,503	28,019	53,543	120,155
Financial Intermediation Expenses	(19,471)	(19,818)	(60,526)	(4,539)	(19,145)	(30,901)
Gross Income from Financial
Intermediation	30,154	30,475	96,977	23,480	34,398	89,254
Other Operating Income/Expenses	31,839	4,536	30,875	1,537	22,830	42,529
Operating Income	61,993	35,011	127,852	25,017	57,228	131,783
Non-Operating Income	64	104	382	147	118	360
Income before Taxes and Contributions	62,057	35,115	128,234	25,164	57,346	132,143
Taxes and Contributions on Income	(9,723)	(9,809)	(29,859)	(364)	(14,831)	(24,568)
Net Income	52,334	25,306	98,375	24,800	42,515	107,575

(1)
The corporate name of Banco Bradesco BBI S.A. was approved at the Special Stockholders’ Meeting held on May 31, 2006, after the incorporation by Banco Bem S.A. of stocks issued by     Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Bradesco S.A. Corretora de Títulos e Valores Mobiliários.

Incorporated by Bradesco, in February 2006, Bradesco BBI S.A. has the purpose of consolidating its operations in the areas of Capital Markets, Mergers and Acquisitions, Project Financing, Structured Operations and Treasury. Among other duties, it will develop the businesses of structuring, originating, distributing and managing the clients’ assets, flows and financial inventories.

Capital Markets

During 3Q07, BBI coordinated important variable and fixed income transactions, which amounted to R$17.3 billion. That volume represents 19.1% of the total amount of stocks issues, stocks deposit certificates, debentures, FIDCs and promissory notes recorded by the Brazilian Securities and Exchange Commission (CVM) in the same period.

We highlight our participation as joint bookrunner in the public offerings of stocks of Multiplan Empreendimentos Imobiliários S.A. in the amount of R$923.5 million, of Marfrig Frigoríficos e Comércio de Alimentos S.A., in the amount of R$1.0 billion and Drogasil S.A., in the amount of R$392.7 million. As coordinators, we highlight the operations of JBS S.A., in the amount of R$1.6 billion, LOG-IN Logística Intermodal S.A., in the amount of R$848.2 million and PDG Realty S.A. Empreendimentos e Participações, in the amount of R$648.4 million.

In fixed income, we participated as leader coordinators, among other transactions, in the public offering of debentures of Ultrapar Participações S.A., in the amount of R$675.0 million and in the public distribution of promissory notes of Cesp – Companhia Energética de São Paulo, in the amount of R$119.0 million. We point out our coordination in the issue of debentures of the following companies: Cyrela Brazil Realty S.A., in the amount of R$500.0 million; Companhia Brasileira de Distribuição, in the amount of R$779.6 million; in the 2nd issuance of debentures of Bndespar S.A., in the amount of R$1,350.0 million; in the issuances of Rossi Residencial S.A., in the amount of R$300.0 million; and PDG Realty S.A. Empreendimentos e Participações, in the amount of R$250.0 million.

In addition to the local market, BBI also operates in the international capital markets, originating and structuring debt transactions (commercial papers, notes and bonds) for placement with foreign investors. We highlight CVRD’s bond in the total amount of US$3.8 billion, and the Minerva Overseas Ltd. bond, in the amount of US$150.0 million, with the subsequent reopening in a further US$50.0 million.

Mergers and Acquisitions

BBI is also responsible for financial advisory services in mergers, acquisitions, spin-offs, joint ventures, corporate restructuring and privatization.

Up to 3Q07, we point out advisory services in three important operations: the acquisition of Banco BMC S.A. by Banco Bradesco S.A., the acquisition of the sugar and alcohol businesses of Grupo Tavares de Mello by Louis Dreyfus Commodities Bioenergia S.A. and the sale of part of the stake held by Bradesco Organization at Serasa S.A.

Project Financing

BBI has a solid track record playing the role of financial advisor and structurer for several greenfield projects in the Project and Corporate Finance categories, always seeking the best financing solution for projects. It operates in the most important sectors of the economy and has an excellent relationship with several different promotion agencies, such as BNDES, BID and IFC, as well as with export credit agencies (ECAs).

BBI is presently taking part in financial advisory and/or structuring processes for greenfield projects in the sugar and alcohol, production and distribution of electric power, road, petrochemical and sanitation segments, of which two projects are structured based on the Public and Private Partnership (PPPs) type.

Structured Operations

The Structured Operations area develops structures used to segregate credit risks, through securitization, using Special Purpose Entities (SPEs), Loan Grants with shared risk, Credit Right Investment Funds (FIDCs), Certificates of Real Estate Receivables (CRIs) and Medium- and Long-term Financing Structuring, based on receivables and/or other collaterals.

In addition, this area is capable of structuring models of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees, which minimize the risks of each transaction, and seek solutions with the purpose of meeting the specific needs of the companies, such as decrease in the use of working capital, increase in liquidity, optimization of the financial and tax costs, demobilization, and structured financings. It coordinates syndicated loan processes, including the extension of debts, which can be refinanced, structured by the commercial Bank or by third parties.

Within this context, it creates efficient solutions of specific structures focused on the financing and the execution of acquisition finance operations, highlighting the acquisition finance of Companhia Açucareira Vale do Rosário, in the amount of R$1.3 billion, FIDC CESP IV, Cesp – Companhia Energética de São Paulo, in the amount of R$1.3 billion and FIDC Hiper, Supermercados G. Barbosa, in the amount of R$155.0 million.

Treasury

BBI’s Treasury operates in the following areas:

– Clients: present in local and foreign markets, the Treasury is able to distribute fixed income products in the primary market and, more strongly, in the secondary markets. The interest rates, currencies, commodities and loan derivatives are also part of a range of products offered to clients;

– Markets: performance in different markets, focusing on product pricing for customers; and

– Structuring: capacity of originating and developing tailor-made products for the different types of clients.

During 3Q07, BBI took part in the distribution of several new issuances, among which it is worth pointing out the BNDES operation, in which BBI executed a bookbuilder agreement. BBI is negotiating with some other companies to act as a price maker of issuances in the secondary market. One of the purposes of these negotiations is to stimulate the domestic fixed income secondary market.

BBI’s treasury stands out due to price indexes derivative operations and in the domestic and foreign fixed income secondary market.

We focused on the origination, structuring and distribution of structured loan operations in 3Q07.

It is possible to notice in treasury operations for BBI’s Private Bank the increasing volume of structured notes operations.

Leasing Companies

On September 30, Bradesco Organization controlled the following leasing companies: Bradesco Leasing S.A. Arrendamento Mercantil, Zogbi Leasing S.A. Arrendamento Mercantil and Bankpar Arrendamento

Mercantil S.A., besides the leasing portfolio of Banco Finasa S.A., which is directly shown in its financial statements.

Aggregated Balance Sheet

	R$ million

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	19,648	24,572	34,414	35,474
Funds Available	8	–	–	–
Interbank Investments	15,991	20,626	29,704	30,182
Securities and Derivative Financial Instruments	858	886	983	1,093
Leasing Operations	2,268	2,437	2,977	3,451
Allowance for Doubtful Accounts	(98)	(104)	(114)	(121)
Other Receivables and Other Assets	621	727	864	869
Permanent Assets	87	59	70	55
Total	19,735	24,631	34,484	35,529

Liabilities
Current and Long-Term Liabilities	17,234	22,092	31,728	32,704
Federal Funds Purchased and Securities Sold under Agreements to
Repurchase and Funds Received from Issuance of Securities	15,696	20,503	29,895	30,730
Borrowings and Onlendings	188	210	331	424
Subordinated Debt	623	622	619	618
Other Liabilities	727	757	883	932
Stockholders' Equity	2,501	2,539	2,756	2,825
Total	19,735	24,631	34,484	35,529

Aggregated Statement of Income

			R$ million

		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Income from Financial Intermediation	959	1,087	3,040	1,319	1,354	3,979
Financial Intermediation Expenses	(833)	(960)	(2,662)	(1,197)	(1,226)	(3,609)
Net Interest Income	126	127	378	122	128	370
Allowance for Doubtful Accounts Expenses	(5)	(6)	(11)	(8)	(10)	(19)
Gross Income from Financial
Intermediation	121	121	367	114	118	351
Other Operating Income/Expenses	(20)	(37)	(96)	(7)	(15)	(38)
Operating Income	101	84	271	107	103	313
Non-Operating Income	(6)	–	(5)	14	(2)	12
Income before Taxes and Contributions	95	84	266	121	101	325
Taxes and Contributions on Income	(33)	(28)	(92)	(39)	(28)	(102)
Net Income	62	56	174	82	73	223

Leasing Performance – Aggregated Bradesco

Leasing operations are carried out by Bradesco Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

On September 30, aggregated leasing operations brought to present value totaled R$6.3 billion.

Bradesco Organization’s leasing companies are positioned amongst sector leaders, according to ABEL (Brazilian Association of Leasing Companies), with an 11.78% share of this market (reference date: August 2007). This good performance is rooted in its branch network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the transportation vehicles and machinery/equipment industries.

The following graph presents the breakdown of Bradesco's aggregated leasing portfolio by type of asset:

Portfolio by Type of Asset

Bradesco Consórcios

Management Company

Balance Sheet

		R$ thousand

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	199,956	235,932	314,606	359,900
Funds Available	–	350	–	–
Securities	195,161	230,876	308,062	353,154
Other Receivables	4,795	4,706	6,544	6,746
Permanent Assets	2,821	4,892	6,502	7,808
Total	202,777	240,824	321,108	367,708

Liabilities
Current and Long-Term Liabilities	55,635	65,241	113,410	123,747
Dividends Payable	29,039	29,039	75,409	75,409
Amounts Refundable to Former Groups Now Closed	6,630	6,749	7,190	7,309
Other Liabilities	19,966	29,453	30,811	41,029
Stockholders’ Equity	147,142	175,583	207,698	243,961
Total	202,777	240,824	321,108	367,708

Statement of Income

	R$ thousand

		2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Fee and Commission Income	48,048	52,308	144,374	61,284	66,510	185,396
Taxes Payable	(5,088)	(5,592)	(15,264)	(6,509)	(6,884)	(19,597)
Financial Revenues	6,250	7,187	20,095	8,088	8,939	24,895
Administrative Expenses (Including
Personnel Expenses)	(5,346)	(6,094)	(17,066)	(6,925)	(7,949)	(21,969)
Selling Expenses	(9,144)	(5,839)	(19,314)	(5,413)	(7,119)	(16,670)
Other Operating Income/Expenses	1,192	1,685	3,837	1,425	1,892	4,655
Income before Taxes and Contributions	35,912	43,655	116,662	51,950	55,389	156,710
Taxes and Contributions on Income	(11,304)	(15,213)	(39,197)	(17,861)	(19,126)	(54,086)
Net Income	24,608	28,442	77,465	34,089	36,263	102,624

Consortium Groups

Balance Sheet

		R$ thousand

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	1,859,700	2,043,187	2,685,569	2,907,619
Amount Offset	11,878,924	12,232,279	13,300,938	13,932,077
Total	13,738,624	14,275,466	15,986,507	16,839,696

Liabilities
Current and Long-Term Liabilities	1,859,700	2,043,187	2,685,569	2,907,619
Amount Offset	11,878,924	12,232,279	13,300,938	13,932,077
Total	13,738,624	14,275,466	15,986,507	16,839,696

Operating Overview

Bradesco Consórcios sells automobile, trucks, tractors, agricultural implements and real properties plans, according to the rules of the Brazilian Central Bank.

Referring to the sale of plans offered, the company relies on Banco Bradesco Branches Network, liable for higher Bradesco Consórcios share in the consortium purchase plan market. The extensive nature and security associated with the Bradesco Brand name are added advantages for expanding consortium purchase plan sales.

Segmentation

Banco Bradesco’s entry into this market is part of its strategy to offer the most complete range of products and services options to its clients, with a view to providing all social classes with the opportunity to purchase items at accessible prices through the consortium quota system, and filling a market gap, especially taking into account that, in relation to real estate product, there is currently high housing deficit in the country.

Operating Performance

The different way of trading products (Real Estate, Automobiles, Trucks, Tractors and Agricultural Implements), with a specialized and focused team, provided Bradesco Consórcios with a growth of 32.5% in the period from January to September 2007 when compared to the same period of the previous year.

Representation

Market Share – Real Estate Consortium – in percentage

Source: Brazilian Central Bank
N.B.: Herval’s market share was not disclosed in August 2006.

Market Share – Automobile Consortium - in percentage

Source: Brazilian Central Bank.
N.B.: The market share of HSBC as of August 2006 was not disclosed.

Market Share – Trucks, Tractors and Agricultural Implements Consortium – in percentage

Source: Brazilian Central Bank

Bradesco has been playing an important role in the consortium purchase plan industry, providing the population with access to loan for the acquisition of personal and real property. The freedom to select an asset is one of the main characteristics of the plans sold by Bradesco Consórcios, since the consortium member is free to choose, according to value of the Letter of Credit, the automobile, real property, truck, tractor or agricultural implement of his/her preference when he/she wins the draw.

In 3Q07, 82 groups were inaugurated and 26.4 thousand consortium quotas were sold. Until September 2007, we recorded total accumulated sales exceeding 315.6 thousand consortium quotas, achieving sales results in excess of R$10.1 billion and recording 137.7 thousand draws, with 104.4 thousand properties delivered and 1,695 active groups.

Active Consortium Quotas

Leadership

According to a strategy defined by the Organization, Bradesco Consórcios leads the Automobile and Real Estate segments, and searches for a highlighting position in the segment of Trucks, Tractors and Agricultural Implements.

In the Real Estate segment, Bradesco ended September with 121,014 active quotas. In the Automobile segment, Bradesco ended with 161,394 active quotas, maintaining a lead position in relation to consortium management companies associated with car makers, consolidated in the market, such as Volkswagen, Fiat and General Motors.

In the Trucks, Tractors and Agricultural Implements segment, Bradesco ended this quarter with 9,251 active quotas, moving up from the 7th place in August 2006 to the 6th place in August 2007 in Bacen’s ranking. This data proves that the public is getting to know the advantages to acquire an asset, such as Trucks, Tractors and Agricultural Implements, by means of a consortium.

Leadership (Real Estate and Automobile) is conquered and consolidated as a result of ongoing and determined efforts, motivated by the enthusiasm and strength of the Bradesco Branch Network.

Total Active Consortium Quotas

Consortium Quotas Sold

Total Consortium Quotas Sold

Number of active participants comprising the 10 largest real estate consortium management companies

Source: Brazilian Central Bank
N.B.: Herval was not in the ranking of August 2006 of the ten largest management companies.

Number of active participants comprising the 10 largest auto segment consortium management companies

Source: Brazilian Central Bank
N.B.: HSBC were not in the ranking of August 2006 of the ten largest management companies.

Number of active participants of the 10 largest consortium management companies in the truck, tractor and agricultural implement segment

Source: Brazilian Central Bank

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Balance Sheet

		R$ thousand

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	1,446,008	259,214	184,468	547,651
Funds Available	33	33	227	63
Interbank Investments	33,800	67,632	53,908	79,680
Securities	61,334	80,764	77,247	110,675
Other Receivables	1,350,782	110,623	53,026	357,157
Other Assets	59	162	60	76
Permanent Assets	34,232	35,352	41,942	45,071
Total	1,480,240	294,566	226,410	592,722

Liabilities
Current and Long-Term Liabilities	1,377,418	185,563	131,904	485,497
Other Liabilities	1,377,418	185,563	131,904	485,497
Stockholders' Equity	102,822	109,003	94,506	107,225
Total	1,480,240	294,566	226,410	592,722

Statement of Income

			R$ thousand

		2006			2007

	2nd Quarter	3rd Quarter	September YTD	2nd Quarter.	3rd Quarter	September YTD

Income from Financial Intermediation	6,236	4,220	18,932	5,084	4,818	14,645
Other Operating Income/Expenses	5,350	3,520	13,069	11,463	10,494	29,094
Operating Income	11,586	7,740	32,001	16,547	15,312	43,739
Non-Operating Income	(3)	–	(3)	(2)	–	(2)
Income before Taxes and Contributions	11,583	7,740	31,998	16,545	15,312	43,737
Taxes and Contributions on Income	(4,108)	(2,657)	(11,248)	(5,619)	(5,249)	(14,899)
Net Income	7,475	5,083	20,750	10,926	10,063	28,838

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Bradesco Corretora ended 3Q07 in the 10th position of the São Paulo Stock Exchange – Bovespa ranking among the 91 participant brokers. 34,685 investors were served in such period, and 556,071 stock calls and put orders were executed, summing up a volume corresponding to R$14,976 million. Bradesco Corretora has been participating with Bovespa in the event Bovespa vai até você (Bovespa reaches you), with a view to popularizing the stock market.

In 3Q07, Bradesco Corretora traded 1,015 thousand contracts at the Brazilian Mercantile & Futures Exchange – BM&F, with a financial volume of R$71,537 million, reaching the 25th position in the ranking among the 68 participant brokers. It has been driving its efforts to proceed with the expansion of businesses, as well as to disseminate future markets. Concerning the agricultural sector, Bradesco Corretora has been directly acting in the main producing regions of the country, through visits, lectures, and participation in agribusiness fairs and exhibitions. Jointly with BM&F, it has been sponsoring the clients’ visit from various regions of the country to São Paulo, for visits to BM&F and Bradesco Corretora. It has also been receiving producers, teachers, opinion makers and dealers of goods physical market. It also takes part in the trading of future mini-contracts of Bovespa, U.S. dollar, Boi Gordo (live cattle) and coffee Indices through the Web Trading system, with a view to offering an alternative to carry out derivative operations of price protection, directly at the trading floor. The intermediation of future market operations is certified by NBR ISO 9001:2000.

Home Broker Bradesco ended 3Q07 in the 3rd position in the ranking of Bovespa’s home broker dealers. In August, Bradesco Corretora obtained the record amount of R$1.426 billion of traded volume by means of electronic channel. As a result, we obtained a volume of R$3,779 billion in 3Q07, with a considerable growth of 267.2% as compared to the same period of 2006. The client base in the period evolved 64.9% compared to 3Q06, recording an increase of 10,786 new registrations and 16,548 e-mails received in 3Q07. The executed orders in 3Q07 were 447,293, showing a 193.6% increase as compared to the same quarter of 2006.

We have ratified the individuals investors’ interest in the variable income market, even with the influence of the real estate downturn in the United States, and the Internet has been the most accessible and low-cost channel.

Continuing the expansion process of its Retail Area, Bradesco Corretora keeps a policy of enlarging its Stock Rooms network so as to get closer to investors around the country. Therefore, Bradesco Corretora had a successful participation at São Paulo ExpoMoney in September, when the ISO 9001:2000 certificates of Home Broker and Sana system were renewed.

Bradesco Corretora inaugurated the Stock Rooms in the branches of Aldeota/Fortaleza, USP/São Paulo and Monsenhor Celso/Curitiba in June 2007.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

Home Broker – intermediation of stocks through the Internet (Shopinvest) is certified by GoodPriv@cy Data Protection Label (2002 edition).

With a total volume traded of R$125.2 million in 3Q07, Bradesco Corretora maintained a highlighting position in the market, operating in Public Offerings for Share Purchase, Primary and Secondary Public Distributions and Special Operations and Privatization Auctions, assisting a total of 13,995 clients among individuals and legal entities, in the Public Distributions.

Bradesco Corretora offers to its clients a complete investment analysis service with coverage of the main sectors and companies of the Brazilian market. Our team of analysts is comprised of sector specialists who disclose their opinions to clients in an equitable way by means of follow-up reports and guides of stocks. Moreover, clients may count on analyses of the team of economists of Banco Bradesco, one of the most important ones of the Brazilian market.

In addition, it offers non-resident investors’ representation service in operations conducted in the financial and capital markets, under the terms of the CMN (Brazilian Monetary Council) Resolution no. 2,689, of January 26, 2000.

It also offers the Tesouro Direto (Direct Treasury) Program, which allows the individual client to invest in federal government bonds via the Internet; he/she just has to register at Bradesco Corretora via the Website www.bradesco.com.br.

The Net Income recorded in 3Q07 amounted to R$10.1 million.

The Stockholders’ Equity, on September 30, 2007, reached R$107.2 million, equivalent to 18.1% of total assets, which added up to R$592.7 million.

Information – Trading on BM&F and Bovespa

	2006			2007

	2nd Quarter	3rd Quarter	September YTD	2nd Quarter	3rd Quarter	September YTD

BM&F
Ranking	25th	27th	29th	26th	25th	29th
Contracts Traded (thousand)	688	615	1,813	1,089	1,015	2,901
Financial Volume (R$ million)	57,153	45,682	150,296	79,866	71,537	201,273

Stock Exchange
Ranking	15th	13th	14th	13th	10th	13th
Number of Investors	23,376	21,801	46,359	31,697	34,685	57,350
Number of Orders Executed	212,611	213,444	595,110	455,475	556,071	1,376,153
Financial Volume (R$ million)	5,596	5,908	17,194	13,015	14,976	37,444

Home Broker
Ranking	6th	6th	6th	2nd	3rd	2nd
Number of Registered Clients	52,036	56,575	56,575	80,790	91,576	91,576
Number of Orders Executed	154,269	152,352	417,951	359,888	447,293	1,088,760
Financial Volume (R$ million)	1,096	1,029	2,998	3,142	3,779	8,996

Bradesco Securities, Inc.

Balance Sheet

		R$ thousand

	2006		2007

	June	September	June	September

Assets
Current and Long-Term Assets	48,245	48,759	43,355	40,850
Funds Available	7,120	7,327	7,281	17,249
Interbank Investments	244	248	217	210
Securities and Derivative Financial Instruments	40,786	41,059	34,316	21,373
Other Receivables and Other Assets	95	125	1,541	2,018
Permanent Assets	278	542	474	425
Total	48,523	49,301	43,829	41,275

Liabilities
Current and Long-Term Liabilities	536	611	3,302	2,770
Other Liabilities	536	611	3,302	2,770
Stockholders' Equity	47,987	48,690	40,527	38,505
Total	48,523	49,301	43,829	41,275

Statement of Income

			R$ thousand

	2006			2007

	2nd Quarter	3rd Quarter	September YTD	2nd Quarter	3rd Quarter	September YTD

Gross Income from Financial
Intermediation	209	1,387	2,129	203	785	1,523
Other Operating Income/Expenses	(757)	(907)	(2,434)	(2,820)	(831)	(4,620)
Operating Income	(548)	480	(305)	(2,617)	(46)	(3,097)
Net Loss / Income	(548)	480	(305)	(2,617)	(46)	(3,097)

Bradesco Securities, Inc., a wholly-owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of stock purchase and sale, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Deposit Certificates, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by the more than 90 ADR programs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets, which is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

The Board of Governors of the Federal Reserve System considers Banco Bradesco to be a Financial Holding Company that enables the expansion of Bradesco Securities’ activities.

This status is given following a rigorous analysis of various aspects determined in US banking legislation, including Banco Bradesco’s high level of capitalization and the quality of its Management, which will allow the Bank, either directly or through its subsidiaries, to operate in the US market, whenever considered convenient, carrying out financial activities under the same conditions as local banks, in particular the following:

– Securities market (underwriting, private placement and market-making);

– Acquisitions, mergers, portfolio management and financial services (merchant banking);

– Mutual funds portfolio management; and

– Sale of insurance.

Thus, Banco Bradesco has strengthened its role in the Investment Banking segment, expanding its opportunity to explore various financial activities in the US market, and contributing to the increase in the volume of transactions carried out with Brazilian companies.

5 - Operating Structure

Corporate Organization Chart

Major Stockholders

(1) Bradesco’s management (Board of Executive Officers and Board of Directors) comprises the Presiding Board of Fundação Bradesco, maximum Deliberative Body of this Entity.
(2) It considers the merger of stocks of Banco BMC S.A.
Reference date: 9.30.2007

Main Subsidiaries and Affiliated Companies

(*) The sale process to Liberty International Brasil Ltda. is under analysis by Susep.

Administrative Body

Reference Date: 9.30.2007

Risk Ratings – Bank

Fitch Ratings								Moody's Investors Service								Standard & Poor’s						Austin Rating
International Scale						Domestic Scale		International Scale					Domestic Scale		Financial Soundness (1)	International Scale — Counterparty Rating				Domestic Scale		Domestic Scale - LP	Corporate Governance (3)
Individual	Support	Foreign Currency (1)		Local Currency (1)		Domestic (1)		Foreign Currency Deposit		Foreign Currency Debt	Domestic Currency Deposit		Deposits			Foreign Currency		Local Currency		Counterparty Rating		Financial Soundness (1)
		IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	IDR — Delinquency Probability of Issuer Long-term	IDR — Delinquency Probability of Issuer Short-term	Long- term	Short- term	Long- term (2)	Short- term	Long-term (2)	Long-term (2)	Short- term	Long-term (2)	Short- term		Long- term (1)	Short- term	Long- term (1)	Short- term	Long- term (1)	Short- term
A	1	AAA	F1	AAA	F1	AAA (bra)	F1+ (bra)	Aaa	P-1	Aaa	Aaa	P-1	Aaa.br	BR-1	A	AAA	A-1	AAA	A-1	brAAA	brA-1	AAA	AAA
A/B	2	AA	F2	AA	F2	AA (bra)	F2 (bra)	Aa	P-2	Aa	Aa	P-2	Aa.br	BR-2	A–	AA	A-2	AA	A-2	brAA	brA-2	AA	AA
B	3	A	F3	A	F3	A (bra)	F3 (bra)	A	P-3	A	A1	P-3	A.br	BR-3	B+	A	A-3	A	A-3	brA	brA-3	A	A
B/C	4	BBB–	B	BBB	B	BBB (bra)	B (bra)	Baa	NP	Baa3	Baa	NP	Baa.br	BR-4	B	BBB–	B	BBB–	B	brBBB	brB	BBB	BBB
C	5	BB	C	BB	C	BB (bra)	C (bra)	Ba2		Ba	Ba		Ba.br		B–	BB+	B-1	BB+	B-1	brBB	brC	BB	BB
C/D		B	D	B	D	B (bra)	D (bra)	B		B	B		B.br		C+	B	B-2	B	B-2	brB	brSD	B	B
D		CCC		CCC		CCC (bra)		Caa		Caa	Caa		Caa.br		C	CCC	B-3	CCC	B-3	brCCC	brD	CCC	CCC
D/E		CC		CC		CC (bra)		Ca		Ca	Ca		Ca.br		C–	CC	C	CC	C	brCC		CC	CC
E		C		C		C (bra)		C		C	C		C.br		D+					brSD		C	C
		RD		RD		DDD (bra)									D					brD
		D		D		DD (bra)									D–
						D (bra)									E+
E

N.B.: Bradesco’s risk ratings are among the highest attributed to Brazilian banks.

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.
(2) Numeric modifiers 1, 2 and 3 are added to each generic rating from Aa to Caa, meaning lower or higher risk in the same category.
(3) This is the first governance rating granted in Latin America. The assessment acknowledges that Bradesco adopts excellent corporate governance practices and a relationship policy characterized by high level of quality, transparency and ethics.

Main Ratings – Insurance Company and Certificated Savings Plans

Insurance			Certificated Savings Plans

Fitch Ratings		Standard & Poor’s	Standard & Poor’s

Domestic Scale	International Scale	Domestic Scale (1)	Domestic Scale (1)

Domestic Rating of Financial Strength of Insurance Company (1)	International Rating of Financial Strength of Insurance Company (1)	Counterparty Rating	Counterparty Rating

AAA (bra)	AAA	brAAA	brAAA
AA (bra)	AA	brAA	brAA
A (bra)	A	brA	brA
BBB (bra)	BBB	brBBB	brBBB
BB (bra)	BB	brBB	brBB
B (bra)	B	brB	brB
CCC (bra)	CCC	brCCC	brCCC
CC (bra)	CC	brCC	brCC
C (bra)	C	brSD	brSD
DDD (bra)	DDD	brD	brD
DD (bra)	DD
D (bra)	D

(1) Signs of plus (+) and minus (-) are used to identity a better or worse position within a same rating scale.

Major Rankings

Source	Criterion	Position	Reference Date

“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	1st (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Banks/Forbes 2000*	37th (Worldwide)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	3rd (Brazil)	March 2007
“Forbes the World’s Leading Companies” Research	Overall/Forbes 2000*	147th (Worldwide)	March 2007

(*) Forbes 2000: companies comprising “World’s Leading Companies” list are rated based on a combination of criteria which takes into consideration income, profit, assets and market value.

Market Segmentation

Focusing its actions on relationship, the segmentation process in Bradesco is aligned to the market trend which consists of grouping together customers with similar profiles, thus allowing a personalized customer service and increasing gains of productivity and quickness. That process provides the Bank with larger flexibility and competitiveness in the execution of its business strategy, providing dimension to operations for both individual and corporate customers, concerning quality and specialization, in specific demands of sundry customer profiles.

Bradesco Corporate Banking

Mission and Values

Bradesco Corporate's mission is to meet the clients’ needs, developing long-term ethical and innovative relationship in harmony with stockholders' interest.

The area’s main values that permeate its day-to-day activities comprise the following:

– teamwork;
– ongoing pursuit of innovation and excellence in customer service;
– transparency in all its actions;
– commitment to self-development;
– adherence to strategic guidelines;
– creativity, flexibility and initiative; and
– agile delivery to clients.

Background and Achievements

The Corporate Banking segment was introduced in 1999, designed to serve companies from its target market. Based on a “customer” rather than a “product” standpoint, it maintains a centralized relations management, offering as well as traditional products, structured, Tailor-made and Capital Markets solutions, through Managers who have a clear vision of risk, market, economic industries and relationship.

Bradesco Corporate’s absolute commitment with quality, the essence of a long-term effort, started to take shape in 2000, when the company was granted the ISO 9001:2000, which is a reference for efficiency in the service providing, evaluated by clients. Its Management System is being improved with the adoption of practices acknowledged by the market, resulting in the achievement of the Banas Quality Management Award in 2006, and the Paulista Quality Management Award –Golden Medal in 2007, which indicates companies with the best management practices, for its efficiency and quality.

The concern about seeking solutions with significant added value for the Institution is reflected in the partnerships entered into with major retail networks for consumer sales financing, made feasible as a result of the relationship and familiarity with this industry's production chain and the synergy which exists among the Bank's segments.

The resources comprising assets (credit, bonds and guarantees) and liabilities (deposits, funds and portfolios) amounted to R$98.9 billion.

Target Market

The 1,326 economic groups comprising Bradesco Corporate’s target market, which is mostly comprised of large corporations which record sales results in excess of R$350 million/year are located in the states of São Paulo, both the capital and inner state, Rio de Janeiro, Minas Gerais, Paraná, Rio Grande do Sul, Santa Catarina, Goiás, Pernambuco and Bahia.

Bradesco Empresas (Middle Market)

Bradesco Empresas (Middle Market) segment was implemented with a view to offering services to companies with sales results from R$30 million to R$350 million/year, through 68 exclusive branches in the main Brazilian capitals.

Bradesco Empresas aims at offering the best business management, such as: Loans, Financings, Investments, Foreign Trade, Derivatives, Cash Management and Structured Operations, targeting customers’ satisfaction and results to the Organization.

The 68 branches are strategically distributed throughout Brazil as follows: 41 in the Southeast, 16 in the South, 4 in the Mid-West, 5 in the Northeast and 2 in the North.

Bradesco Empresas is formed by a team of 356 Relationship Managers, who are included in the Anbid Certification Program, serving on average 32 economic groups per Manager, on a tailor-made concept, encompassing 24,196 companies from all sectors of the economy.

Bradesco Empresas manages funds, among loan operations, guarantees, deposits, funds and collections, of approximately R$41.5 billion.

In the pursuit of ongoing quality, Bradesco Empresas Department was granted the NBR ISO 9001:2000 certification by Fundação Carlos Alberto Vanzolini in the scope “Bradesco Empresas Segment Management”, attesting to the Bank’s commitment to process improvement and client satisfaction.

Bradesco Private Banking

Bradesco Private Banking, through its highly qualified and specialized professionals, offers the Bank's high-income individual customers with minimum funds available for investment of R$1 million, an exclusive line of products and services aimed at increasing their equity by maximizing returns. Therefore, according to a Tailor-Made concept, the most appropriate financial solution is sought, considering each client’s profile, providing advisory services for asset allocation and fiscal, tax and successory guidance.

Aiming the proximity to its customer base, Bradesco Private Banking has two offices in the cities of São Paulo and Rio de Janeiro, as well as 9 service units in Porto Alegre, Blumenau, Curitiba, Belo Horizonte, Brasília, Salvador, Recife, Fortaleza and Uberlândia.

Bradesco Private Banking is also certified by ISO 9001:2000 with scope on the “Relationship Management of High Net Wealth Individual Clients”, as well as with the certification GoodPriv@cy (Data Protection Label– 2002 Edition) granted by IQNet (The International Quality Network), in the “Management of Privacy of Data Used in the Relationship with High Net Wealth Clients”.

Bradesco Prime

Background

The Prime Segment started its activities in May 2003 with 109 exclusive branches distributed around the country, aiming at offering clients complete solutions by means of financial auditing and a special portfolio of products, services and channels.

Since 2005, the Bradesco Prime Department has been certified by Fundação Carlos Alberto Vanzolini, rule NBR ISO 9001:2000, under the scope “Bradesco Prime Segment Management”, enhancing Bradesco’s commitment to continuously improving processes and pursuing clients’ satisfaction.

Along its years of existence, Prime has achieved a highlighting position in the Brazilian high-income market and has consolidated its position as the largest segment in customer service network, with 216 branches, strategically located.

Mission and Values

Bradesco Prime’s mission is to be the client’s first Bank, focusing on relationship quality and in offering appropriate solutions to their needs, with prepared staff, adding value to stockholders and employees, within ethical and professional standards.

When developing their activities, the employees of the Prime segment are guided by Bradesco Organization’s values, which are as follows:

– Client as the Organization’s reason of existence;

– Ethical and transparent relationship with clients, stockholders, investors, partners and employees;

– Belief in people’s values and their capacity for development;

– Respect for the human being’s dignity, by preserving the individuality and the privacy and not admitting the practice of discriminatory acts due to social condition, creed, color, race, sex, faith or political ideology;

– Pioneering work in technology and solutions for clients;

– Social responsibility, especially investments in education; and

– Ability to face with determination different economic cycles and the dynamics of social changes.

Target-market and Main Competitive Advantages

Aligned with the commitment to providing all its clients with a Complete Bank, Bradesco Prime operates in the segment of high income clients, having as target-public individuals with income of R$4 thousand or higher or with investments of R$50 thousand or higher.

Bradesco Prime’s customers are provided with:

– VIP branches specifically designed to provide comfort and privacy;

– Personalized products and services, such as the Bradesco Prime Loyalty Program, which aims to encourage the relationship between the clients and the Bank, by means of the offer of increasing benefits;

– Customized service by the Relationship Managers who, due to their small client portfolios, are able to dedicate special attention to each client. Managers are continually enhancing their professional qualification; all of them take part in the Certification Program of Anbid;

– Relationship channels such as: exclusive Internet Banking (www.bradescoprime.com.br), with the competitive advantage of the online chat, in which a financial consultant interacts with the clients in real time, the Call Center with an exclusive assistance center, in addition to an extensive Customer Service Network, comprised of its branches, ATM equipment and Banco24Horas throughout Brazil.

In the following branches, Prime offers special services and technologies, such as:

– Prime Digital Branch: focused on customer service via call center with a team of managers available at extended business hours (from 8:00 am to 8:00 pm, 7 days a week, including bank holidays).

– Prime Branch at Cidade de Deus: Latin America's first Wireless Branch, where managers use remote connected equipment, enabling client to conduct his/her business from his/her own facilities.

Bradesco Retail

Bradesco maintains its Retail specialty, serving with high quality service all segments of the Brazilian population. Such open-door philosophy is supported by an extensive customer service network which reach the possible largest number of companies and people, in all regions of the country, including those with lower development level, reflecting the effort in the democratization of banking products and services, social inclusion and income distribution. The Bank has more than 16 million individuals and corporate customers account holders, who carry out millions of transactions daily at our branches, service branches, Banco Postal (Postal Bank) branches and Bradesco Expresso, comprising Brazil's largest Customer Service Network, besides thousands of teller machines, providing ease and convenient services over extended hours.

In addition to the extensive service network, clients are offered the comfort of alternative service channels such as Fone Fácil (Easy Phone) service, Internet Banking and Bradesco Celular, which are already used for a significant portion of daily transactions.

The Retail segment has been focusing on the growth in the client base and the loan portfolio. Another important aspect is the development of financial products, tailor-made to meet the customers' profile in an ongoing effort to offer quality, agile and reliable services to all customers, in particular, bearing in mind the value of customer relations.

Significant investments have been made in staff training, aiming at qualifying employees for customized and efficient customer service, seeking to preserve relations and increase the customers' loyalty to the Bank.

Bradesco Retail not only has more than 2,700 branches and 2,500 service branches (PAB/PAE), but also makes available a Digital Branch, operating in a virtual environment and offering courier service. The Digital Branch has a team of managers who serve its clients, regardless of location, from 8:00 am to 10:00 pm, seven days a week.

Banco Postal (Postal Bank)

Banco Postal is a brand through which Bradesco offers its products and services in all the Brazilian cities, in a partnership with the Brazilian Post Office Company (ECT). It is an example of success of Correspondent Banks, due to its large scope, products and services portfolio, and the social role it plays in society.

Banco Postal is present in more than 4.9 thousand cities of Brazil, with 5,753 branches. Around 1.7 thousand of these branches were set up in cities which, until then, were devoid of banks, benefiting a population of approximately 18 million people, who had the opportunity to, for the first time in their lives, obtain a check book, make a deposit in a savings account, or contracting loan operation.

Thanks to Banco Postal, thousands of beneficiaries of the Brazilian Social Security Institute (INSS) can now receive their benefits in the comfort of a branch close to their homes, without having to go long distances on boats or along unsafe roads, and without spending a good part of their earnings on the trip.

Banco Postal’s expansion has also disseminated in the municipalities where the use of credit and debit cards and the affiliation of the commercial establishments to the Visa Network were introduced, providing more options for the local population to make their payments, besides allowing improvements in the very Postal Branches’ customer service, and the reduction in operating costs and in the risks of transporting cash to the Relationship Branches.

Number of Banco Postal Branches

Bradesco Expresso

Bradesco has been increasing its share in the correspondent bank segment with the expansion of Bradesco Expresso Network, by means of partnerships entered into with supermarkets, drugstores, department stores and other retail chains.

For clients and the community in general, Bradesco Expresso offers a convenient banking service, closer to the residence or workplace. For Bradesco, this is the best way to reach low-income clients, especially the population deprived of bank services, and promoting the banking inclusion, which would not be possible by means of traditional banking branches, in view of high installation and operating costs. Concerning shopkeepers, Bradesco Expresso foments a higher flow of clients and encourages them to visit the establishment many times, opening possibilities for loyalty and sales increase.

On September 30, 2007, Bradesco Expresso Network totaled 10,657 installed units.

Number of Transactions Carried out in Correspondent Banks (Banco Postal + Bradesco Expresso) – in thousands

Number of Bradesco Expresso Units

Customer Service Network

Customer Service Network	2006		2007

	June	September	June	September

Service Branches - Own
Branches	2,993	3,002	3,031	3,067
– Bradesco	2,992	3,001	3,029	3,050
– Banco Finasa	1	1	1	1
– Banco BBI	–	–	1	1
– Banco BMC	–	–	–	15
PABs	1,044	1,040	1,083	1,103
PAEs	1,469	1,415	1,432	1,426
PAAs	–	–	130	130
Finasa Promotora de Vendas (Finasa Branches)	270	330	392	388
ATM Network Outplaced Terminals	2,327	2,413	2,571	2,652
Total Service Branches – Own	8,103	8,200	8,639	8,766

Service Branches – Third Parties
Banco24Horas Network Assisted Terminals	2,657	2,796	3,287	3,387
Banco Postal	5,533	5,548	5,709	5,753
Bradesco Expresso (Correspondent Banks)	5,748	7,039	9,699	10,657
Total Service Branches – Third Parties	13,938	15,383	18,695	19,797

Total Service Branches in the Country (Own + Third Parties)	22,041	23,583	27,334	28,563

Branches Abroad	3	3	3	5
Subsidiaries Abroad	5	5	5	5
Overall Total Service Branches (Country + Abroad)	22,049	23,591	27,342	28,573

Finasa – Associated Stores and Auto Dealers	39,781	41,224	40,071	40,299

Total Branches containing ATMs in the Country –
Own Network + Banco24Horas (included in the total) (*)	10,244	10,476	11,497	11,741

ATMs
Own	23,551	23,716	24,498	24,911
Banco24Horas	2,841	2,986	3,504	3,827
Total ATMs	26,392	26,702	28,002	28,738

PAB (Posto de Atendimento Bancário) – branch located in a company, with an employee from the Bank.
PAE (Posto de Atendimento Eletrônico em Empresas) – branch located in a company, with an ATM.
PAA (Posto Avançado de Atendimento) – branch located in a city where there isn’t a Bank branch.
(*) In September 2007, there were 752 overlapping branches between the Own Network and the Banco24Horas Network.

Customer Service Network – Branches

Client/Branch Ratio – in thousand

Bradesco and Market Share

	September 2006			September 2007

Region/State	Bradesco	Total Banks	Market	Bradesco	Total Banks	Market
		in Market(1)	Share (%)		in Market(1)	Share (%)

North
Acre	5	35	14.3	5	35	14.3
Amazônas	59	145	40.7	60	156	38.5
Amapá	4	27	14.8	4	27	14.8
Pará	49	292	16.8	49	305	16.1
Rondônia	18	89	20.2	18	92	19.6
Roraima	2	18	11.1	2	20	10.0
Tocantins	13	86	15.1	13	88	14.8

Total	150	692	21.7	151	723	20.9

Northeast
Alagoas	11	126	8.7	12(4)	128	9.4
Bahia	207	759	27.3	209(4)	776	26.9
Ceará	92	367	25.1	93(4)	377	24.7
Maranhão	67	227	29.5	68	232	29.3
Paraíba	18	173	10.4	20	179	11.2
Pernambuco	62	480	12.9	64(4)	490	13.1
Piauí	8	115	7.0	8	118	6.8
Rio Grande do Norte	14	149	9.4	15	155	9.7
Sergipe	12	162	7.4	12	166	7.2

Total	491	2,558	19.2	501	2,621	19.1

Mid-West
Distrito Federal	31	310	10.0	31	320	9.7
Goiás	106	561	18.9	108(4)	573	18.8
Mato Grosso	62	245	25.3	62	254	24.4
Mato Grosso do Sul	57	227	25.1	57	234	24.4

Total	256	1,343	19.1	258	1,381	18.7

Southeast
Espírito Santo	40	367	10.9	39	375	10.4
Minas Gerais	281	1,844	15.3	288(5)	1,888	15.3
Rio de Janeiro	256(2)	1,697	15.1	265(2)(4)	1,755	15.1
São Paulo(3)	1,085	5,824	18.6	1,109(6)	6,151	18.0

Total	1,662	9,732	17.1	1,701	10,169	16.7

South
Paraná	172	1,278	13.5	179(4)	1,257	14.2
Rio Grande do Sul	159	1,458	10.9	161(4)	1,483	10.9
Santa Catarina	112	848	13.2	116(4)	879	13.2

Total	443	3,584	12.4	456	3,619	12.6

Overall Total	3,002	17,909	16.8	3,067	18,513	16.6

(1) Source: Unicad – Information on Entities of Interest to the Brazilian Central Bank. In 2007, it refers to August.	(4) It includes 1 Banco BMC’s branch.
(2) It includes 1 Banco Finasa’s branch.	(5) It includes 2 Banco BMC’s branches.
(3) It includes 1 Banco Bradesco BBI’s branch.	(6) It includes 4 Banco BMC’s branches.

Customer Service Network – Branches – Market Share

Bradesco Dia&Noite (Day&Night) Customer Service Channels

Bradesco’s clients are able to consult their banking transactions, carry out financial transactions and purchase products and services available via state-of-the-art technology through the following alternative channels: Auto-Atendimento (ATM Network), Fone Fácil (Easy Phone) and Internet Banking.

Reassuring the commitment with social responsibility, the Bradesco Dia&Noite (Day&Night) Customer Service Channels provide access to people with special needs, as follows:

– Internet Banking for visually impaired people;

– Personalized assistance for hearing impaired people, by means of the digital language in Fone Fácil (Easy Phone); and

– Access to visually impaired people and wheelchair users in Auto-Atendimento (ATM Network), which is being extended.

Bradesco Dia&Noite (Day&Night) – ATM Network

The ATM network is distributed in strategic points throughout Brazil, with 24,911 machines on 9.30.2007, providing fast and practical access to diverse range of products and services. In addition, Bradesco’s clients who have debit cards in checking or savings accounts can use 3,827 Banco24Horas machines for withdrawal, balance and bank statement transactions.

Banking Service Outlets

Items	2006		2007

	June	September	June	September

Total Bradesco	7,587	7,680	8,210	8,354
– Branches, PABs, PAEs and PAAs	5,260	5,267	5,639	5,702
– Outplaced Terminals	2,327	2,413	2,571	2,652
Total Banco24Horas (*)	2,657	2,796	3,287	3,387
Overall Total	10,244	10,476	11,497	11,741

(*) It includes outlets overlapping with own network, 752 in September 2007.

Distribution of Own ATM Network – Productivity from January to September 2007

ATM Network – Number of Transactions – in thousand

N.B.: It includes the transactions performed in Banco24Horas network.

ATM Network Highlights – millions

Items	2006			2007

	2nd Quarter	3rd Quarter	September YTD	2nd Quarter	3rd Quarter	September YTD

Number of Cash Withdrawal Transactions	109.1	113.0	330.9	113.6	116.5	344.2
Number of Deposit Transactions	44.9	46.6	137.5	43.9	44.4	132.5

3Q07 Highlights

8% growth in total transaction carried out in relation to the same period of 2006.

Bradesco Dia&Noite (Day&Night) – Fone Fácil (Easy Phone Service)

With a 24/7 telephone access, the client can obtain information, make transactions and acquire products and services related to his/her Checking Account, Savings Account, Credit Cards and other products available in this channel through electronic and personalized assistance.

By means of specific numbers, the client has access to several other centers. The main ones are: Internet Banking, Net Empresa, Consortium, Private Pension Plan, Finasa, Collection and also Alô Bradesco to make complaints, criticisms and compliments.

Fone Fácil – Calls Evolution – million

Fone Fácil – Number of Transactions – thousands

3Q07 Highlights

Contact Center Quality Standard Award – Consumidor Moderno magazine. Winner in the Bank category. The award acknowledges the best customer service centers and recognizes the best practices applied to reach client’s satisfaction and loyalty.

Bradesco Dia&Noite (Day&Night) – Internet Banking

Bradesco Dia&Noite (Day&Night) – Internet Banking manages a Portal, which contains links to 46 related websites, 33 of which are institutional, and 13 are transactional. Since it was first launched, Bradesco Internet Banking has innovated and made available the largest number of online services as possible to its clients.

Internet Banking – thousands of registered users

Internet Banking – Number of Transactions – in thousands (*)

(*) Number of transactions made via Internet Banking, ShopInvest, Cartões (Cards), ShopCredit, Capitalização (Certificated Savings Plan), Net Empresa and Net Empresa – WebTA (Web File Transmission) and Cidadetran.

Services	3rd Quarter of 2007

Bradesco Internet Banking	8.3 million registered users.
(www.bradesco.com.br)	79.2 million transactions carried out.

ShopInvest Bradesco	1,167 thousand registered users.
(www.shopinvest.com.br)	1.3 million transactions carried out.

ShopCredit (www.shopcredit.com.br)	5.7 million transactions/operations carried out.

Bradesco Net Empresa	437,167 registered companies.
(www.bradesco.com.br)	14.4 million transactions/operations carried out.

Bradesco Cartões (www.bradescocartoes.com.br)	9.7 million transactions carried out.

Net Empresa – WebTA (Web File Transmission)	218.2 million transactions/operations carried out.

Bradesco – Cidadetran (www.cidadetran.com.br)	2.2 million transactions/operations carried out.

3Q07 Highlights

Maplink is now available in the Customer Service Network Hot Site making branches location easier;
The access to Bradesco Cell Phone is available through the GSM technology;
New Guia de Facilidades Bradesco (Bradesco Services Guidebook) Hot Site;
Launch of Bradesco Imóveis (Real Estate) website; and
Global Finance Award
• Best Internet Banking for Individual Clients of Brazil; and
• Best online Credit website of Latin America.

Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding the capacity of infrastructure, IT and telecommunications at Bradesco Organization are designed to maintain a modern, practical and secure Customer Service Network. The Network characterizes Bradesco as one of the world's most contemporary companies and creating a unique advantage for its clients and users at home and abroad.

Investments Evolution

	R$ million

	Years					September YTD

	2002	2003	2004	2005	2006	2007

Infrastructure	613	469	230	245	354	315
IT/Telecommunications	947	1,225	1,302	1,215	1,472	1,169
Total	1,560	1,694	1,532	1,460	1,826	1,484

Risk Management and Compliance

Credit Risks, Market Risks, Liquidity, Operational risks, Internal Controls and Compliance

Bradesco deems the risk management essential in all its activities, using it with the purpose of adding value to its business, to the extent this enables support to the business areas in the planning of their activities, maximizing the utilization of own funds and of third parties, in benefit of stockholders and the company.

We also understand that the risk management activity is greatly relevant, due to the growing complexity of services and products offered by the Organization, and also in view of the globalization of its business. Therefore, Bradesco is constantly improving its risk management-related activities, in pursuit of the best internationally used practices, however duly adjusted to Brazil’s reality.

The Organization carries out considerable investments in activities related to risk management, especially in the qualification of employees. The purpose of these activities is enhancing the quality of risk management of the Conglomerate, and to ensure the necessary focus on these activities, which produce a strong added value.

Corporate Governance

In the wide sense, the Corporate Governance process represents the set of practices that aims to optimize the performance of a company and protect stakeholders, such as stockholders, investors, employees, suppliers etc, as well as to facilitate access to capital, add value to the company and contribute to its sustainability, involving, mainly, aspects focused on transparency, equity of treatment of shareholders and clarifications.

Under the Risk Management focus, the Corporate Governance structure at Bradesco Organization includes an effective follow-up of the risk management which protects the interests of stakeholders, internal and external parties of the company, upon the operation of 4 bylaws committees proposed by the Board of Directors and approved by the Stockholders’ Meeting and, also, 34 executive committees, subordinated to the CEO and established by approval of the Board of Directors. The committees comply with specific rules of establishment, alteration and extinguishment and each one has clearly defined in its regulation: the purpose, subordination, attributions, compositions, duties and responsibilities of its members, the frequency, call and quorum of the meetings.

Governance Structure

This structure is aligned with the best practices, considering that it counts on independent Board members, Committees with specific functions and dedicated directive structure, establishing policies, guidelines and rules, and proving human resources, materials and technology focused on these activities.

Risk Management Process

Bradesco approaches the management of all the risks inherent to its activities in an integrated manner, within a process, based on the support from its Internal Controls and Compliance structure.

This view allows the ongoing improvement of its risk management models, avoiding gaps that could jeopardize the correct identification and assessment.

Risk Management

The positioning of the Risk Management and Compliance Department – DGRC in the organizational structure reflects the Organization’s commitment to the issue, since the treatment and the integration of the Credit, Market and Operational risks into one independent Department bring great advantages to risk management, meeting the concepts enacted by the New Capital Accord (Basel II) and the best Corporate Governance practices.

Organizational Structure of the Risk Management and Compliance Department:

The Department also has as attribution the responsibility for the compliance with the Resolutions no 2,554 (Internal Controls), no 3,380 (Operational risk), no 3,464 (Market Risk) of the Brazilian Monetary Council, and with the provisions of the Sarbanes-Oxley Act, Section 404.

The risk management process in Bradesco comprises a virtuous circle, which involves the identification, measurement, mitigation, control, monitoring and report of these risks to several areas and Committees involved. This process is supported by a structure which comprises the Senior Management, by means of Executive Committees (responsible for the definition of the tolerance to risks in the Organization), including the Risk Management and Compliance Department to quantify and monitor risks, up to the several areas of businesses and products in the risk identification.

Identification of risks: present in the day to day of the units of businesses and products this activity considers the definition, identification and diagnostic of the risk, task made by means of the structure of Internal Controls and Compliance;

Measurement of risks: it involves the use of a series of methodologies, such as calculation of the expected and unexpected losses, calculation of VaR (Value at Risk), stress tests and use of market benchmarks;

Mitigation of risks: it represents the reduction of the gross exposure level to risks, leading to an acceptable residual by means of the adoption of instruments aiming at its transfer or implementation of effective controls, periodically revaluated and regularly tested as to its adequate execution;

Monitoring and control of risks: it uses the results of measurement models for the establishment of policies and limits. These limits are divided and monitored daily, weekly, monthly or according to each situation. In addition, we have an integrated management system which incorporates several elements, such as specific models for measurement of each one of the risks, historical data base, strict procedures of internal controls and a highly qualified team in the risk management function; and

Report of risks: for each business unit, information aiming at the integrated risk management is reported in analytical and consolidated bases.

New Capital Accord – Basel II

Structure and Fundamentals

One of the main functions of the central banks of several countries is the supervision of the financial system under their jurisdiction, in the sense of avoiding and mitigating possible banking crises which may deeply affect local economies.

With the financial globalization, a banking crisis in a certain country may affect the banking and economic activities of other countries, with the need of alignment of the supervision activities of the several central banks, so as to level the measurement criteria of the banking risk among countries and ensure the solvability of the international financial market. This need was met by the Basel Capital Accord of 1988. The main guideline of this Accord was the requirement of minimum capital in relation to the credit risk. The supervisors of each country require from the banks under their jurisdiction a minimum capital amount in relation to their portfolio assets, weighted by the risk level determined by supervisors. Later, in 1996, the Basel Committee on Banking Supervision added market risk as one more risk factor to be considered for capital allocation.

With the evolution of the world banking scenario and the acceleration of the integration pace of several national financial systems through complex and sophisticated instruments, there was the need to improve the Capital requirement rules established in 1988 and 1996. The New Capital Accord (Basel II), disclosed in June 2004, after more than six years of studies, deepens the conquests of the previous in Accord, based on the “three pillars”:

The First Pillar has two main innovations concerning the previous Accord: a) the risk weighing rules which currently are established by the regulator, may be based on internal classifications of the banks themselves; and b) the addition to the capital requirement of the amounts related to the operational risk.

The Second Pillar comes from the fact that the supervising authority excludes from the function of determining the risk level of banking assets in the internal evaluation models. The exclusion fundamental is that the banks themselves have the best capacity to determine them. On the other hand, the supervising tasks of the banking authority are added to the internal risk measurement processes of the banks under its jurisdiction.

The Third Pillar recommends to the banks a set of minimum information for the disclosure to the market, so that it can make a better evaluation based on the risks incurred by each one of the institutions in their activities.

Implementation in Brazil

As of 1994, the Central Bank of Brazil started disclosing normative rulings based on the orientations given by the Basel Accord (Basel I) for follow-up of the financial instructions risk, continuously updated.

In September 2007, the Central Bank of Brazil issued the Notice no. 16,137, which updated the initial schedule defined by the Notice no. 12,746 of December 2004 for implementation of the New Basel Accord (Basel II), as the following table:

2007	– Establishment of the capital allocation installment for Operational Risk.

2008	– Establishment of eligibility criteria for adoption of internal models for market risk;
– Implementation of a credit risk management structure; and
– Disclosure of criteria to prepare data base for internal systems for credit risk capital requirement.

2009	– Beginning of the validation process of the advanced version for market risk;
– Establishment of criteria to implement the approach based on internal ratings for capital requirement for credit risk; and
– Disclosure of criteria for the recognition of internal models for capital requirement for operational risk.

2010	– Beginning of authorization process to use the basic approach on internal ratings to calculate the capital requirement for credit risk.

2011	– Beginning of authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for credit risk;
– Establishment of criteria for the adoption of internal models of capital requirement for operational risk; and
– Disclosure of an authorization process to use internal models for capital requirement for operational risk.

2012	– Beginning of the authorization process to use the advanced approach based on internal ratings to calculate the capital requirement for operational risk.

In accordance with the New Accord, the Central Bank of Brazil published Resolutions no. 3,380 and 3,464 which deal with the structures for operational and market risk management, respectively.
Resolution no. 3.444 was also published, changing the ascertainment rules of the Capital (Reference Equity).

Implementation of Basel II in the Bradesco Conglomerate

Based on the consulting documents disclosed by the Basel Committees and on the exercises of quantitative impacts (QIS) for implementation of Basel II, Bradesco, since 2003, is getting prepared in an integrated manner to the adequacy to the requirements proposed by these documents.

In 2004, with the publication of the definite document about the New Capital Accord (International Convergence on Capital Standards and Capital Measurement), an internal implementation plan was established, under the coordination of the Risk Management and Compliance Department, involving areas of Bradesco Organization, and follow-up by a structure of PMO (Project Management Office).

The main activities established for adequacy are focused on:

– historical data storage on default and operational losses;

– review of the internal control procedures;

– review of the loan granting models;

– review of limit and guarantee management processes;

– evaluation of the credit recovery management models;

– development of economic capital models for operational risk and credit; and

– certification by the internal audit of all processes related to Basel II.

All these works are directed by an Executive Committee designated by the Board of Directors, under the coordination of the Organization’s CEO, showing the total commitment of our management to the implementation of Basel II.

We understand that the implementation of the approaches of Basel II, connected to the best market practices, will bring to our Organization improvements to the risk management processes.

Credit Risk Management

Credit Risk is the possibility of a counterparty of a loan or financial operation might not intend nor suffer any change in its ability to comply with its contractual liabilities, thus may generate any loss for the Organization.

Loan Granting

Under the responsibility of the Loan Department, the loan process of the Organization meets the determinations of the Executive Loan Committee and of the Central Bank of Brazil, in addition to being based on the pursuit of security, quality, liquidity and diversification in the application of the loan assets.

In a constant search for agility and profitability in businesses, we use methodologies directed and adequate to each segment the Bank operates, guiding the granting of loan operations and the determination of operational limits when adequate.

Loan Policies

Within rules and Loan Policy, the branches maintain their limit values variable, according to the size and guarantees of operations, whose automatic classification is verified against global risk of client / economic group.

The loan proposals pass through an automated system and under parameters in a continuous improvement process, with a view to supplying indispensable subsidies for analysis, granting and follow-up of loans granted, thus minimizing the risks inherent to loan operations.

For the granting of mass loans, the specialized Credit and Behavior Scoring systems enable greater agility and reliability, besides the standardization of procedures in the credit analysis and granting processes.

The Executive Loan Committee located at Bradesco's Headquarters aims at joint decision-making processes within its skills referring to consultations about limits or operations proposed by the Bradesco Conglomerate, previously analyzed and with opinion of the Loan Department.

Operations are diversified, non-selective and focused on individuals and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the loan granted.

Loan Granting

Methodology Used for Loan Portfolio and Client Classification

The credit risk assessment methodology, besides delivering data to establish minimum parameters in the loan granting and risk management, also enables to define special loan policies in view of characteristics and size of client, providing grounds not only for the correct pricing of operations, but also the definition of adequate guarantees according to each situation.

The risk ratings for corporate clients are given on a corporate basis and periodically followed up, with a view to preserving the quality of loan portfolio.

In the case of individuals, the risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, besides standard and past relationship with Bradesco.

Credit Risk Control

Aiming at mitigating the Credit Risk, Bradesco is continuously following up the processes of loan activities, in the improvement, examination and preparation of inventories of credit risk models, on the monitoring of credit concentration and on the identification of new components that offer credit risks.

In addition, the efforts, which are focused on the utilization of advanced models of measuring risks and on the continuous improvement of processes, have reflected on performance of the credit portfolio, both in terms of results and solidity, in various scenarios.

The credit risk control is made in a corporative manner and monthly followed by the meetings of the Executive Credit Risk Management Committee, which has the following attributions:

a) to approve strategies, policies, rules and corporate procedures related to the credit risk management, compatible with the strategic credit goals defined by the Senior Management of Bradesco Organization;

b) to follow the performance of the credit portfolio of Bradesco Organization, aiming to ensure adequate qualify and profitability, in accordance with the parameters established by the Senior Management;

c) to follow and evaluate alternatives for credit concentration risk mitigation, aware of those people who may cause unexpected and unacceptable losses for Bradesco Organization;

d) to follow the implementation of methodologies, models and corporate credit risk management tools;

e) to evaluate the sufficiency of allowance for doubtful accounts for coverage of expected losses on credit operations;

f) to follow the movements and development of the credit market, evaluating implications, risks and opportunities for Bradesco Organization; and

g) to regularly position the CEO and the Board of Directors about its activities and make the recommendations deemed appropriate.

We point out the following credit risk management activities:

– backtesting and gauging of the models used for measuring loan portfolio’s risks;

– active participation in the process of improving risk rating models of clients, respecting the particular characteristics of the business and product segments in which Bradesco operates;

– concentration analysis, by economic groups, activities, regions etc.;

– follow-up of critical risks: periodical monitoring of the main events of default, by means of individual analysis based on the growth of clients’ balances and recovery estimates;

– follow-up of the provisioning on expected and unexpected losses;

– continuous review and restructuring of the internal processes, including roles and responsibilities, qualification, organizational structures review and IT demands; and

– participation in the evaluation of credit risks upon creation or review of products.

In addition, the whole process of control comprises periodical review of projects related to the compliance with best market practices and requirements of New Capital Basel Accord, by monitoring actions in progress and identifying new gaps and needs emerged for the improvement of management process, preparing action plans.

We point out that we are focused on the adequacy of processes for alignment to the requirements of the approach IRB – Advanced of Basel II.

Credit Risk Analysis

For the credit risk control and management, we point out mainly the quality topics (classification and evaluation of clients), portfolio composition and concentration (by client/economic group, activity sector and maturity).

Portfolio Quality

In relation to the previous quarter, there was an increase in the quality of the total portfolio due to the growth in the participation of credits classified between “AA” and “C” in the operations focused on Individuals, as well as Micro, Small and Medium-sized Companies.

Loan Operations – By Rating (in percentage)

Client’s Characteristics	2006			2007

	September			June			September

	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H

Large Corporates	98.5	0.6	0.9	98.3	0.9	0.8	98.5	0.8	0.7
Micro, Small and Medium-sized
Companies	91.0	2.9	6.1	91.9	2.5	5.6	92.6	2.2	5.2
Individuals	89.1	2.0	8.9	88.7	2.1	9.2	89.2	1.9	8.9

Total	92.3	1.9	5.8	92.4	1.9	5.7	92.8	1.7	5.5

Provisioning

The processes to constitute PDD meet the requirements of the Central Bank of Brazil, based on Resolutions 2,682 and 2,697 and complementary circulars, with the purpose of ensuring the adequate classification and quality of loan operations. The provision process is composed by stages:

– evaluation and classification of the client/ economic group: quantitative (economic and financial indicators) and qualitative aspects (registration and behavioral data) are considered;

– classification of the operation: evaluation of the classification of the client connected to the liquidity and sufficiency level of the guarantee; and

– reclassification by delay and term of the operation and by renegotiation.

The total provision amount is recorded by the generic (classification of the client and/or operation), specific (overdue more than 14 days) and exceeding provision (internal criteria and policies).

PDD x Delinquency x Losses (Percentage over Loan Operation Balance)

The total volume of allowance for doubtful accounts reached R$7,428 million, representing 6.4% of the total loan portfolio (6.5%, in June 2007), ensuring the maintenance of adequate coverage levels for future losses within the current profile of the loan portfolio.

In this sense, it is important to highlight the adherence of the provisioning criteria adopted, which may be proved by means of analysis of historical data of allowances for doubtful accounts and losses effectively occurred, in the subsequent period of twelve months during the analyzed period. For instance, in September 2006, for an existing provision of 6.8% of the portfolio, the loss in the twelve subsequent months was 4.3% of the portfolio, that is, the existing provision covered with the margin the loss which really occurred.

Portfolio Concentration

By Activity Sector

The distribution of the portfolio by economic activity sector did not have a concentration. Operations for individuals, despite their significant participation, are covered. In the quarter, the participation and balance growth related to individuals reflects the incorporation of BMC assets.

Activity Sector	R$ million

	2006				2007

	June	%	September	%	June	%	September	%

Public Sector	1,065	1.2	963	1.0	993	0.9	926	0.8
Private Sector	87,578	98.8	91,050	99.0	107,198	99.1	115,431	99.2
Corporate	50,019	56.4	52,216	56.8	62,504	57.8	66,146	56.9
Industry	21,070	23.8	22,789	24.8	26,880	24.8	28,765	24.7
Commerce	12,945	14.5	13,144	14.3	16,072	14.9	15,807	13.6
Financial Intermediates	321	0.4	757	0.8	385	0.4	342	0.3
Services	14,509	16.4	14,319	15.6	17,723	16.4	19,655	16.9
Agriculture, Cattle Raising, Fishing,
Forestry and Forest Exploration	1,174	1.3	1,207	1.3	1,444	1.3	1,577	1.4
Individual	37,559	42.4	38,834	42.2	44,694	41.3	49,285	42.3
Total	88,643	100.0	92,013	100.0	108,191	100.0	116,357	100.0

By Flow of Maturities

The term of operations falling due has been extended, mainly due to the consumer financing operations, which are, by their nature, of larger term.

The operations with term larger than 180 days represented 54.7% of the total portfolio in September 2007, against 50.7% twelve months ago.

Loan Operations – Flow of Loan Portfolio Falling Due by Terms (in percentage)

By Debtor

In relation to the previous quarter and the last twelve months, the concentration levels of credit operations of the total portfolio had a reduction in all intervals of debtors. In the last twelve months, the growth of the participation of the rating “AA and A” (excellent and great concept and economic-financial condition) in the range of the one hundred and fifty largest debtors indicated an improvement in the quality of the portfolio.

Loan Operations – Portfolio Concentration (in percentage)

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating prices and rates caused by mismatched maturities, currencies and indexes of the Institution's asset and liability portfolios. This risk has been accompanied by growing strictness by the market, with significant technical growth over the past years, with a view to avoiding, or at least, minimizing, occasional losses to institutions, due to higher complexity in operations carried out in the markets.

Market Risk Control

Market risks are managed through methodologies and models, which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The market risk control is weekly followed by the meetings of the Executive Treasury Committee, whose main attributions are:

a) to define operation strategies for optimization of results and present positions held by the Organization;

b) to analyze the national and international political-economic scenario;

c) to evaluate and define investment limits in public federal, private, national and international securities;

d) to evaluate and define limits of VaR (Value at Risk) and Stop Loss of the portfolios;

e) to define the liquidity policy;

f) to establish operational limits of separation of assets, liabilities and currencies; and

g) to hold special meetings to analyze positions and situations in which the position limits, Stop Loss or VaR, are exceeded.

Among the main activities of the market risk management activities, we point out:

• to follow, calculate and analyze the market risk of the positions of the Conglomerate, by means of the VaR methodology;

• to follow the limits of Stop Loss established for the positions by the Senior Management;

• to make backtesting of the models adopted for measurement of market risks;

• to prepare sensibility analysis and simulate results in stress scenarios for the positions of the Conglomerate;

• to meet the demands of regulatory bodies concerning the calculation and sending of information related to prefixed positions, as well as the requirement of resulting capital (Circulars no.2,972 and 3,046); and

• to analyze and follow the evolution of the markets, involving operations, quotations and liquidity of assets, including pricing methods and evaluation of structured operations and derivatives, in addition to calculation systems of volatilities and correlations.

Concerning the Resolution no. 3,464 of the National Monetary Council, which provides for the implementation of the market risk management structure, Banco Bradesco is aligned with the main demands carried out by the Central Bank, mainly related to policies, strategies and systems for risk management, in addition to stress tests.

Market Risk Analysis

The Organization adopts a conservative policy regarding market risk exposure. VaR (Value at Risk) limits are defined by the Executive Treasury Committee and validated by the Board of Executive Officers, compliance therewith is daily monitored by an independent area to the manager of positions. The methodology used to determine VaR has a reliability level of 97.5% and time horizon of 1 day. The volatilities and correlations used by the models are calculated on a statistical basis and are adjusted, when necessary, at facts not captured yet by the data used in the models.

The last quarter was characterized by a large increase of volatility in international financial markets. This increase was a result of the rise of delinquency and other difficulties related to the American mortgage market, the movement of which was more intense in August. The importance of the mortgage market to the American financial system and the fact that institutions outside the United States are also exposed to that market made the problems, initially limited to the mortgage market, infect other types of assets. There was a large contraction of liquidity in financial markets of developed economies. Nevertheless, the central banks of these economies reacted quickly and efficiently to extend liquidity in the financial systems affected, contain the deterioration of expectation on the growth prospects of the world economy and revert the increasing risk aversion. The most important action was the reduction of the basic interest rate in the U.S., in September, from 5.25% p.a. to 4.75% p.a.. Financial markets went back to their regular operations as a result of this action and the gradual return to the liquidity conditions previous to the turbulences in the international markets, causing the price recovery of the major part of the assets.

Despite the improvement noticed in September, volatilities in 3Q07 were higher than those recorded in 2Q07, and the Global VaR also increased in the period.

Risk Factors	R$ thousand

	2006				2007

	March	June	September	December	March	June	September

Pre-fixed	4,527	15,114	13,402	6,729	13,343	26,083	100,199
IGP-M	12,038	10,343	7,401	5,865	4,177	14,451	15,176
IPCA	40,900	40,855	45,753	17,108	37,787	59,679	171,366
TR	7,223	6,164	4,036	2,292	6,110	4,550	10,094
Domestic Exchange Coupon	3,410	8,609	745	2,714	467	930	686
Foreign Currency	8,331	851	5,734	3,154	420	5,107	6,182
Variable Income	2,053	2,935	1,198	1,552	2,743	967	1,450
Sovereign/Eurobonds and Treasuries	32,251	41,098	16,998	9,420	20,861	17,493	38,229
Other	3,413	1,002	250	73	70	5,328	9,134
Correlated Effect	(50,799)	(41,206)	(18,765)	(15,976)	(18,005)	(68,877)	(209,561)
VaR	63,347	85,765	76,752	32,931	67,973	65,711	142,955
Average VaR in the Quarter	60,495	71,419	75,632	62,887	55,083	75,392	113,938
Minimum VaR in the Quarter	44,856	37,556	52,850	32,931	33,700	52,317	42,385
Maximum VaR in the Quarter	74,138	100,305	107,750	82,635	78,357	109,539	175,989

N.B.: Investments abroad protected by hedge operations are not considered in the VaR calculation, since these are strategically managed differently, with amounts taking into account the tax  effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign securities positions, which are funding-matched.

The methodology applied and current statistical models are validated daily using backtesting techniques. The backtesting compares the daily VaR calculated with the result obtained with these positions (excluding result with intraday positions, brokerage rates and commissions). The main purpose of the backtesting is to monitor, validate and evaluate the adherence to the VaR model, and the number of disruptions must be in accordance with the reliability interval previously established in the modeling. The following chart shows the daily VaR and the corresponding result of the last 12 months, in which the adverse results exceed VaR only four times, that is, the number of disruptions is within the limit defined by the reliability level of the model adopted, showing its efficiency.

Backtesting – Global VaR

With the purpose of estimating the possible loss not contemplated by VaR, Banco Bradesco daily evaluates the possible impacts on the positions of stress scenarios. Stress Analysis is a tool that tries to quantify the negative impact of shocks and economic events financially unfavorable to the positions of the institution. Thus, crisis scenarios are determined for risk factors in which the Trading portfolio has a position. The average estimated loss in a stress situation would be R$667 million in the 3rd quarter of this year, and the maximum estimated loss would be R$935 million. In the quarter analyzed the position which would contribute the most, in terms of risk in a stress situation, was related to the IPCA coupon.

Trading Portfolio Stress Analysis	R$ thousand

	2007

	June	September

Stress Analysis – Trading Portfolio	623,524	889,505
Average in the Quarter	580,716	667,328
Minimum in the Quarter	340,138	473,897
Maximum in the Quarter	864,533	934,854

NB: The estimated impact for the Trading portfolio is the sum of the stress calculated individually for each risk factor, without considering the possible correlations.

Besides the follow-up and control via VaR and stress analysis, a Sensitivity Analysis is made daily, which measures the effect on the portfolio of the movement of the market curves and prices.

Liquidity Risk Management

The liquidity risk management is made by the Department of Operational Control and liquidity risk management is designed to control the different mismatched settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions. Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure manner.

Liquidity Risk Control

The Bradesco Conglomerate has a Liquidity Policy approved within the scope of the Executive Treasury Committee. Daily different information is consolidated and distributed – some are updated in real time – to the Treasury Department and to the Board of Executive Officers. In this Policy the minimum liquidity levels are defined to be maintained by the Banks of the Organization, as well as the liquidity management instruments in a normal scenario and a crisis scenario. The policies and controls established fully comply with Resolution no. 2,804 of the National Monetary Council.

The several reports comprise historical information which allows the evaluation of the behavior and level of liquidity maintained, as well as simulations for the time horizon of, at least, one year. The simulations are made with information of scenarios produced by the Department of Research and Economic Studies, and the balances of products budgeted by the Department of Budget and Control.

Management of Internal Controls and Compliance

We are continually developing policies, systems and internal controls to mitigate possible potential losses generated by our risk exposure and strengthen the processes and procedures focused on Corporate Governance. We have also adopted additional methodologies and criteria for identifying, measurement, monitoring risks and respective controls. The network of dedicated staff and the investments in technology and in personnel training and recycling, together, allow us to assert that Bradesco’s Organization internal control and compliance management is effective and is in line with international standards, so as to comply with the requirements set forth by national and international regulatory agencies. The Internal Control Area is one of the units of the Risk Management and Compliance Department, and is responsible for preparing and disclosing instructions of technical nature, criteria and procedures related to internal controls and compliance providing periodical status reports to the Internal Controls and Compliance and Audit Committees and to the Board of Directors.

The Internal Controls and Compliance Committee, each half year, issues an opinion on the effectiveness of the Internal Controls System maintained in the Organization and submits it to the approval of the Board of Directors, at a specific meeting about the subject, with the following attributions:

a) to evaluate if the recommendations of improvements in the internal controls were duly implemented by the managers;

b) to certify the conformity of procedures with rules, regulations and applicable laws;

c) to follow the implantation and implementation of methodologies, models and corporate management tools of the operational risk, in conformity with the applicable rules; and

d) to appreciate the reports issued by the Regulatory Bodies and Internal and External Audits concerning the deficiencies of internal controls and respective measures of the areas involved.

Among the main items focused on internal control and compliance management, we highlight:

– the internal control structure has as basis the control component and objectives contemplated in the methodology of Committee of Sponsoring Organizations – COSO and on the framework of Control Objectives for Information and related Technology – Cobit, for the Information Technology environments, and adheres to the 13 Basel Internal Control Principles and to the requirements of the Central Bank of Brazil. That structure strengthens the ongoing improvement of the process used to identify and assess controls and mitigate risks.

– the Compliance Agents responsible for executing the activities for identification, classification, assessment and monitoring of risks and controls, as well as for performing adherence tests and preparing and implementing action plans, according to models defined by the Internal Control Area.

– the Brazilian Payment System (SPB) Management, whose main activity is to monitor the delivery of all messages of SPB sent to and/or received by the Banks of the Organization and other participating entities. This activity is supported by an infrastructure of monitoring tools of the Organization’s information systems combined with continuous training and professional qualification with a view to ensuring full operationality and availability of funds. The said infrastructure has a Business Continuity Plan (BCP) to SPB, which is documented in a specific tool and with corporate access covering all possible risk scenarios, alternative website destination, technological resources and predefined actions enabling the reduction of the impact that an operating unavailability, for any reason, may cause in business processes. Aiming at the clients’ protection against fraud and errors, the messages about financial transferences generated through SPB of the Organization’s Banks, are monitored online by means of an intelligent system called TED (Available Electronic Transference) Legitimation, with a view to hinder improper money outflow and, accordingly, to ensure more security and reliability to the transactions.

– the prevention and fight against money “laundering” and financing to terrorism, which follows the best market practices and is based on the internal policies “Know your Client and Know your Employee”. Training and awareness programs are exhaustively provided to all employees and the use of technological tools to monitor financial transactions are constantly upgraded, with a view to protecting the Institution and its management, stockholders, clients and employees. Thus, the use of the Organization in transactions or situations which may be directly or indirectly related to crimes preceding the money “laundering”, characterized in Law no.9,613/98, and to the financing to terrorism, are avoided at most, by the knowledge of the activities of clients and, taking place, are quickly identified by the efficient monitoring exercised by our systems and notices to competent authorities.

– Information Security basically comprises a set of controls, including policies, processes, organizational structures and security rules and procedures. It aims at protecting clients’ and the Organization’s information, in the confidentiality, integrity and availability aspects.

– Bradesco Organization created the Corporate Policy on Information Security, whose guidelines are made available on our website, and maintains a formal infrastructure, whose purpose is to promote the corporate management of Information Security, and thus providing effective protection to Information Assets. The Corporate Policy on Information Security includes Privacy Guidelines, voluntarily set forth by Bradesco Organization, aiming at protecting the privacy of its clients’ data. This reflects the values of the Organization and reassures its commitment to the continuous improvement of Data Protection process efficiency.

– A Business Continuity Plan – BCP was also set forth, in which actions to be taken are standardized, in order to, in crisis periods, make effective the recovery and continuity of business crucial process, avoiding or minimizing financial losses for the Organization and its clients.

– In order to maintain total compliance to these procedures, constant training and awareness programs, as well as reviews of the policies, are carried out.

In this context, Bradesco Organization obtained in June 2007, according to Form 20-F filed with the SEC – U.S. Securities and Exchange Commission, the certification of its internal controls, audited by PricewaterhouseCoopers, focused on the preparation of the accounting and financial statements related to the fiscal year ended on December 31, 2006, in accordance with the requirement in Section 404 of U.S. Sarbanes-Oxley Act of 2002.

Ongoing Enhancement

Operational Risk Management

Under the corporate scope, Bradesco Organization defines operational risk as the risk of loss resulting from inadequate or faulty internal processes, people and systems and from external events which may or may not cause the interruption of businesses.

Operating Risk Control

The operational risk management is based on the preparation and implementation of methodologies and tools that standardize the format of collection and treatment of the loss historical data and is aligned to the best practices of operational risk management. The works related to operational risk are in line with the best market practices, as well as the new corporate platform, which is under validation process. This new corporate system, called Operational Risk and Internal Control System – ROCI, has the advantage of integrating in a single data base Operational Risk and Internal Controls information and will also meet the requirements established in Section 404 of Sarbanes-Oxley Act.

This new systemic outline via the web will increment the Organization’s Operational Risk Management, as it improves the activities of capture, identification, measurement, monitoring and report, by means of a unified platform, providing the necessary qualitative support given by the Internal Controls Areas to analyses made by the Operational Risk Area. It also allows to meet the guidance in the New Capital Basel Accord, the schedule established by the Brazilian Central Bank, by means of the Notice no. 12,746, issued in December 2004 (and substituted by Notice 16,137/07) and the requirements in Resolution no. 3,380 of Bacen which provides for the implementation of the operational risk management structure in financial institutions.

The historical data base of Operational Risk will complete 4 years of storage at the end of 2007, minimum provided for according to paragraph 672 of Basel II for application of the advanced methodology. The data for preparation of the model calculation are obtained by means of accounting accounts opened exclusively for registration of losses resulting from Operational Risk events. From this information internally obtained we made the calculations related to the advanced method of capital allocation separated by company which comprises the financial consolidated.

The centralized operational risk management meets all activities of the Organization, including the ones of the Insurance Group. As a result of this strategy, it was possible to obtain synergy and rationalization of resources, for the convergence of implementation of concepts of Basel II and Solvability II, unifying the criteria within Bradesco Organization, in conformity with Resolution no. 3,380 in what concerns the financial economic consolidated statement.

Approaches and Implementation of Basel II

For purposes of operational risk management and respective capital allocation, the recommendations in the New Capital Accord – Basel II and concepts required by the Brazilian Central Bank by means of Impact Studies carried out in 2005 and 2006, comprise the following approaches:

– Basic (BIA – Basic Indicator Approach): application of a single percentage on the gross result for the year.

– Standardized (STA – Standardized Approach): application of distinct percentages on gross result segregated by business lines.

– Alternative (ASA – Alternative Standardized Approach): application of a fixed percentage (factor M) on the average of credit assets (Business Lines; Retail and Commercial Bank) and distinct percentages on the gross result segregated by other business lines.

– Aggregated Alternative (ASA 2): guided by the Brazilian Central Bank, it is different from ASA – Alternative Standardized Approach as to the segregation of the business lines.

– Advanced (AMA – Advanced Measurement Approach): the focus on losses resulting from operational events by means of the construction of proprietary models for purposes of management and capital allocation.

For the advanced approach (AMA), which is the purpose of the Organization, we used the Loss Distribution Approach methodology (LDA), which comprises the estimate of distribution of severity (loss amount) and frequency (number of events) for each Business Line and Loss Event. To model the severity, we used statistic distributions, from which we point out the exponential, gamma, weibull and lognormal. For the modeling of the frequency distribution, we used distributions of poisson, geometric and negative binomial.

We made the simulation of distributions of severity and frequency using the simulation methodology of Monte Carlo and thus we determined the distribution of aggregated loss that reflects the estimate of expected loss (EL) and exposure to risk in the horizon of certain period of time (monthly, quarterly, annually etc.), considering the businesses and controls environment existing at the time of the calculations. In the simulation methodology of aggregated losses we included the possibility of using the correlation between events of loss or business line, allowing a more accurate determination of the capital related to the exposure of Operational Risk. Key indicators of risk, controls and analysis of scenarios are used to estimate loss models considering changes in businesses and controls environments.

We consider the exposure to the Operational Risk, that is, the capital to be allocated, as the unexpected loss (UL), which is represented by the difference obtained between the expected loss (EL) and the VaR measure (Value at Risk) with 99.9% of reliability, which will be reflected on future capital allocations by the advanced method. Additionally, we calculated the TVaR ( Tail Value at Risk) measure which is the expected loss value in case this is higher than the VaR with 99.9% of reliability. Below there are the classifications of losses arising from the operational risk:

Aggregated Loss value

We are contacting the world consortium of data base of losses for financial intuitions, called ORX (Operational Riskdata eXchange Association) to verify the procedures to be adopted to participate and use information made available with the intention of assisting in the calculations of analyses of scenarios and comparisons of the positioning of Bradesco concerning large global players in relation to loss events.

Operational Risk Analysis

For the standardized methods of Operational Risk, we made calculations by company which comprises the financial consolidated. Below we show the results obtained by the Basic Indicator Approach (BIA), the Alternative Standardized Approach (ASA), and the one called Aggregated Alternative Approach, provided for in the New Capital Accord, paragraph 652, footnote 97. We emphasize that the Alternative Standardized method requires a lower capital allocation when compared to the other ones.

Participation among Approaches in the Calculation of Capital Allocation for Operational Risk (*)

Approach	September – in percentage

	2007	2006

Basic Indicator (BIA)	100.0	100.0

Alternative Standardized (ASA)	41.4	44.9
Corporate Finance	0.5	0.3
Negotiation and Sales	16.2	19.0
Retail Bank	6.6	5.8
Commercial Bank	7.7	8.3
Payment and Settlement	7.1	7.9
Centralized Services	0.9	0.9
Asset Management	2.4	2.7
Retail Brokerage	0.0	0.0

Alternative Standardized 2 (ASA 2)	44.4	47.8
Aggregated LNs	28.5	32.2
Retail and Commercial Bank	15.9	15.6

(*) Calculated according to the Brazilian Central Bank criteria, considering the Financial Consolidated.

Capital Management

The Organization's capital management seeks to optimize the risk to return ratio, in such a way to minimize losses through the well-defined business strategies and maximizing efficiency in the combination of factors impacting on the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) in September 2007 – R$ million

Calculation Statement

Calculation Basis	Financial	Total
	Consolidated(1)	Consolidated(2)

Stockholders' Equity	29,214	29,214
Decrease in Tax Credits pursuant to Bacen Resolution 3,059	(79)	(79)
Decrease in deferred assets pursuant to Bacen Resolution 3,444	(138)	(177)
Decrease in gains/losses of mark-to-market adjustments in DPV and derivatives pursuant to Bacen
Resolution 3,444	(119)	(119)
Minority Interest/Other	200	176
Reference Stockholders’ Equity Level I	29,078	29,015
Gains/losses sum of mark-to-market adjustments in DPV and
derivatives pursuant to Bacen Resolution 3,444	119	119
Subordinated Debts/Other	10,115	10,029
Reference Stockholders’ Equity Level II	10,234	10,148
Total Reference Stockholders’ Equity (Level I + Level II)	39,312	39,163
Deduction of Instruments for Funding pursuant to Bacen Resolution 3,444	(61)	(994)
Reference Stockholders’ Equity	39,251	38,169
Risk-Weighted Assets	241,481	268,724
Capital Adequacy Ratio (%)	16.25	14.20
• Tier I	12.04	10.80
• Tier II	4.24	3.78
• Deduction – Instruments for Funding	(0.03)	(0.38)

Ratio Variation (in percentage)
Ratio in September 2006	18.37	16.16
Movement in the Reference Stockholders’ Equity:	4.14	3.15
• Net Income for the Period	4.31	3.81
• Interest on Own Capital/Dividends	(1.68)	(1.49)
• Mark-to-Market Adjustment – TVM and Derivatives	0.52	0.46
• Capital Increase through Subscription, Stock Merger and Goodwill	1.15	1.02
• Instruments for Funding	(0.14)	(0.12)
• Subordinated Debt	(0.03)	(0.50)
• Other	0.01	(0.03)
Movement in Weighted Assets:	(6.26)	(5.11)
• Securities	(0.50)	(1.17)
• Loan Operations	(2.04)	(1.43)
• Tax Credit	(0.30)	(0.32)
• Risk (Swap, Market, Interest Rate and Foreign Exchange)	(1.66)	(1.29)
• Memorandum Accounts	(0.45)	(0.31)
• Other Assets	(1.31)	(0.59)
Ratio in September 2007(3)	16.25	14.20

(1) Financial companies only.
(2) Financial and non-financial companies.
(3) The Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the sold position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. If we choose this prerogative, the Capital Adequacy Ratio on September 30, 2007 would be 19.84% in the Financial Consolidated and 16.95% in the Total Consolidated.

Cards

	million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Cards Base	52.5	53.3	53.3	63.2	67.3	67.3
Credit	10.6	10.9	10.9	15.4	16.3	16.3
Debit	38.9	38.8	38.8	41.0	42.1	42.1
Private Label	3.0	3.6	3.6	6.8	8.9	8.9
Sales Result – R$	8,390.1	10,612.8	26,391.8	12,627.6	13,640.6	38,092.4
Credit	4,905.8	6,881.5	15,741.3	7,766.6	8,455.6	23,453.8
Debit	3,272.6	3,441.6	10,002.4	3,857.6	4,075.2	11,742.6
Private Label	211.7	289.7	648.1	1,003.4	1,109.8	2,896.0
Number of Transactions	142.7	159.5	437.4	186.9	205.1	569.9
Credit	67.1	78.9	207.1	92.1	103.5	282.1
Debit	72.9	76.3	221.4	82.5	86.9	250.7
Private Label	2.7	4.3	8.9	12.3	14.7	37.1

Credit Cards

Bradesco has been increasing its share in the segment, making the most complete line of Cards available in the country. It provides Visa, American Express, Mastercard and Private Label credit cards, which stand out for the range of benefits and convenience offered to its associates.

Innovatively, we launched in Brazil the Credit Card FixCard which, in addition to having reduced interest rates, allows the client to plan his/her expenditures previously knowing the value he/she will monthly pay.

We also launched the Cred Mais INSS credit card, for retirees and pensioners of INSS (Brazilian Social Security Institute) with a view to meeting the standards required by this entity and offering reduced interest rates for financings.

Always attentive to the new opportunities, we launched this quarter the Blue Card of American Express to acknowledge the lifestyle of a special public. This transparent card, whose design is innovative and modern, is full of special benefits.

In September 2007, Bradesco increased by 49.5% its Credit Card base in relation to September 2006 and the number of transactions climbed 36.2% in relation to the nine-month period of the previous year.

The revenue of the 3rd quarter of 2007 reached R$8,455.6 million, a 28.9% increase compared to the previous quarter.

Credit Cards Base – million

Credit Cards Sales Result – R$ million

Debit Cards

Bradesco closed September 2007 with 42.1 million Debit Cards, 8.5% higher than the base of September 2006. The average number of transactions per Card in 3Q07 grew 2.6% compared to the previous quarter, and the total number of transactions made by Debit Card in 3Q07 was 86.9 million, a 5.3% growth compared to the previous quarter.

In terms of sales results, there was an increase of 17.4% over the nine months of 2006. The financial volume reached R$4,075.2 million, versus R$3,857.6 million in 3Q06.

Debit Cards Base – million

Debit Cards Sales Result – R$ million

Private Label Cards

In this market, Bradesco operates in retail stores which operate in the segments of supermarkets, clothing, drugstore and cosmetics through partnerships with the stores Comper, Carone, Dois Irmãos, G. Barbosa, Coop, LeaderCard, Esplanada (Grupo Deib Otoch), Casas Bahia, Luigi Bertolli, Panvel and Drogasil.

Bradesco ended 3Q07 with 8.9 million cards, with revenue of R$1,109.8 million and 14.7 million transactions.

Meal and Food Cards

In partnership with other issuers and Visa International, Bradesco constituted Visa Vale and actively participates in the distribution of its cards.

The value proposal for this business, besides reducing the operational cost, increases the efficiency of means of payment with 100% of the electronic transactions, and offers higher security and convenience for companies and workers.

Bradesco contributes with a base of 1.5 million Visa Vale Cards in 2007, representing a growth of 26.5% compared to the same period of 2006. Sales result accumulated up to September added up to R$1,498.5 million, a growth of 24.0% compared to the same period of 2006.

Revenue from Cards

Card services revenue reached, from January to September 2007, R$1,763.3 million, with a growth of 44.9% compared to the same period of 2006, due to the outstanding performance mainly in revenues on purchases and services.

The revenues coming from financing had a 77.3% increase compared to the same period of 2006, reaching R$1,643.2 million.

Credit Card Assets

In 3Q07, Credit Card assets, which include financings to the bearer, advances to establishments and credits for cash purchases or by installments, increased by 51.9% compared to the same period in 2006, ending the quarter with R$10,557.5 million.

Credit Card Assets – R$ million

Social-environmental Responsibility

Since 1993, Bradesco Cartões promotes social-environmental and humanitarian actions, transferring to philanthropic entities part of the annual fees of cards. It is worth to point out the issuance of SOS Mata Atlântica, AACD, APAE and Casas André Luiz cards. In the period from January to September 2007, R$3.6 million was transferred.

International Area

The International Area operates under the following framework:

9 Units Abroad (Branches and Subsidiaries)

Branches:

Nova York	–	Bradesco
Grand Cayman	–	Bradesco e BMC
Nassau	–	Boavista and Bradesco
Subsidiaries:

Buenos Aires	–	Banco Bradesco Argentina S.A.
Luxembourg	–	Banco Bradesco Luxembourg S.A.
Tokyo	–	Bradesco Services Co., Ltd.
Grand Cayman	–	Cidade Capital Markets Ltd.

12 Operating Units in Brazil and 7 Exchange Platforms

Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória. There are also 7 exchange platforms located in Belém, Brasília, Franca, Guarulhos, Ribeirão Preto, Santos and Sorocaba.

Bradesco Organization, through its International Area, reaffirms its commitment to the expansion, strengthening and consolidation of the exchange and Brazilian foreign trade areas. The performance recorded in the first nine months of the year shows this commitment.

Export Market

In this segment, total contracts entered into amounted to US$29.1 billion in the first nine months of 2007, resulting in an increase of approximately 19.3% when compared to the amount of US$24.4 billion recorded in the same period of 2006.

The market share of this segment in the period was 20.5% .

Financings to Brazilian Exports

Total financing reached the mark of US$10.5 billion in the nine-month period, surpassing by 8.2% the amount of US$9.7 billion in the same period of 2006. It is worth pointing out that these amounts comprise the US$588.2 million in 2007 and US$684.2 million in 2006 of BNDES – Exim financings which are transferred to clients by Bradesco’s International Area.

Import Market

Import exchange closings had a better performance than export. The total of US$12.2 billion recorded from January to September was 29.7% higher than the total recorded in the same period of 2006, whereas market grew only 23.0% .

Resulting from this performance, the market share recorded in the period was 15.8%, higher than the 15% recorded from January to September of 2006.

Financings to Brazilian Imports

Aligned with the performance recorded in closings in the period, total funds released reached the amount of US$1.3 billion, surpassing by 128.9% the total of US$566.9 million recorded in the same period of 2006.

Volume of Exchange Closing – US$ billion

Export Market

Import Market

At the end of 3Q07, the International Area showed, in its asset portfolio, the significant balance of US$11.3 billion, comprising in this amount the financings to export and import, international guarantees granted, including confirmed export letters of credit, loans to Brazilian companies headquartered abroad and committed lines.

The evolution showed was 46.8% when compared to the same period of the previous year, when the balance was US$7.7 billion.

The following table analytically demonstrates the balances of the several products comprising the International Area Portfolio on the reference dates of 9.30.2006 and 9.30.2007.

Foreign Trade Portfolio	September 2006		September 2007

	US$ million	R$ million	US$ million	R$ million

Export Financing
Advance on Foreign Exchange Contracts – Undelivered Bills	2,010.5	4,369.6	2,763.0	5,078.7
Advance on Foreign Exchange Contracts – Delivered Bills	699.5	1,520.3	683.9	1,257.0
Export Prepayments	1,834.7	3,987.6	2,696.2	4,958.0
Onlending of Funds Borrowed from BNDES – Exim	1,046.3	2,274.1	1,483.0	2,725.9
Exports Credit Note/Certificate – NCE/CCE	162.6	353.3	366.0	672.8
Documentary Drafts and Bills of Exchange in Foreign Currency	1.6	3.4	3.6	6.6
Indirect Exports	8.0	17.5	3.4	6.2
Total Export Financing	5,763.2	12,525.8	7,999.1	14,705.2

Import Financing
Foreign Currency	369.9	803.8	578.6	1,063.6
Imports Draft Discounted	308.8	671.0	534.1	982.1
Open Import Credit	92.7	201.5	158.5	291.4
Total Import Financing	771.4	1,676.3	1,271.2	2,337.1

Collateral
Foreign Collateral Provided	419.4	911.5	259.1	476.2
Total Foreign Collateral Provided	419.4	911.5	259.1	476.2

Total Foreign Trade Portfolio	6,594.0	15,113.6	9,529.4	17,518.5

Loans via Branches Abroad	515.7	1,120.9	1,185.3	2,179.6
Committed Lines	274.5	596.5	625.5	1,150.2

Overall Total	7,744.2	16,831.0	11,340.2	20,848.3

With the clear purpose of intensively supporting companies operating in the foreign trade, and, mainly, those intending to enter this area, Bradesco, through its International Area, is investing in the expansion of its structure of services. Up to the end of 2007, Bradesco will open six new exchange platforms assisting service units in ABC, Caxias do Sul, Joinville, Jundiaí, Londrina and Novo Hamburgo. These platforms, added to the seven existing platforms will be installed with Bradesco Empresas segment, reinforcing the synergy in the prospect of new clients, as well as in the increment of the Market Share with existing clients.

It is also worth pointing out that Bradesco already uses a digital certification system for foreign exchange contracts, allowing the customer to sign them electronically. That, besides making the transactions easier, speeds up the exchange operation contracting flow and reduces costs and operational risks.

We also highlight that, as of September 2007, Bradesco International Area is making available for its corporate clients new options for consultation of exchange operations in Net Empresas. Internet’s safe environment provides comfort and security for Bradesco’s clients, who can consult detailed Export and Import operations, executed exchange contracts, and access operations launching notices. These notices can be received through Infoemail.

The funding for the foreign trade financing is obtained from the international financial community, by means of credit lines from correspondent banks abroad. At the end of September 2007, 105 banks, especially U.S., European and Asian banks had extended credit lines to Bradesco.

Up to September, we recorded that, in addition to traditional funding with correspondent banks aimed at financing the Brazilian foreign trade, Bradesco Organization raised US$824.0 million in the international capital markets through long and medium-term public and private placements. These funds were also allocated to the financing of the foreign trade and to working capital loans. In this amount, we point out the securitization operation of US$500.0 million, with a 7-year term, called MT100 Securitization, completed on 6.11.2007.

The following table lists the outstanding operations on the reference date September 2007:

Foreign Public Issuances – Outstanding – Reference Date: September 2007 (Amounts exceeding US$50.0 million)

Issuances	Currency	Million	Date issued	Maturity

Subordinated Debt	US$	150.0	12.17.2001	12.15.2011
Subordinated Debt (US$133.2 million)	Yen	17,500.0	4.25.2002	4.17.2012
Subordinated Debt	US$	500.0	10.24.2003	10.24.2013
Subordinated Debt (US$275.9 million)	Euro	225.0	4.15.2004	4.15.2014
FIRN	US$	125.0	12.11.2004	12.11.2014
FIRN	US$	100.0	8.8.2005	8.4.2015
FxRN – BRL (US$225.9 million)	R$	577.7	12.10.2004	12.10.2007
FxRN – BRL (US$100.0 million)	R$	226.8	10.3.2005	1.4.2010
FxRN	US$	150.0	2.10.2005	1.2.2008
FxRN	US$	200.0	3.23.2007	4.1.2008
Securitization MT 100 – Series 2007-1 – Floating	US$	250.0	6.11.2007	5.20.2014
Securitization MT 100 – Series 2007-2 – Floating	US$	250.0	6.11.2007	5.20.2014
Securitization MT 100 – Series 2003-1 – Fixed (1)	US$	127.9	8.20.2003	8.20.2010
Securitization MT 100 – Series 2004-1 – Fixed (1)	US$	84.0	7.28.2004	8.20.2012
Perpetual Securities (2)	US$	300.0	6.3.2005	Perpetual
Public Issuance	US$	3.006.6
Private Issuance	US$	325.4
Overall Total (equivalent in US$)	US$	3.332.0

(1) International Diversified Payment Rights Company.
(2) Perpetual Non-cumulative Junior Subordinated Securities.

The main activity of the agencies and subsidiaries abroad is the support to financing of the Brazilian foreign trade, as well as funding from the international financial community and Brazilian companies with units abroad.

The main goal of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking clients, as well as to increase foreign trade operations.

The following table shows the book balances of assets and stockholders’ equity of the units abroad on the reference dates of 9.30.2006 and 9.30.2007:

Foreign Branches and Subsidiaries	US$ million

	September 2006		September 2007

	Total	Stockholders’	Total	Stockholders’
	Assets	Equity	Assets	Equity

Bradesco New York	1,202.5	156.0	1,575.4	165.3
Bradesco Grand Cayman	8,333.9	2,729.1	9,667.8	3,883.1
BMC Grand Cayman	–	–	50.7	43.3
Boavista Nassau	8.7	8.7	9.1	9.1
Cidade Capital Markets Ltd. – Grand Cayman	33.5	33.5	35.6	35.5
Bradesco Services Co., Ltd. – Tokyo	0.4	0.4	0.4	0.4
Banco Bradesco Argentina S.A.	18.4	16.6	35.2	30.5
Banco Bradesco Luxembourg S.A.	476.9	141.9	518.4	149.7
Total	10,074.3	3,086.2	11,892.6	4,316.9

Cash Management Solutions

Cash management solutions are structured by an area composed of experts who conduct analysis and implementation of customized, parameterized and converging solutions, taking into account the company, its suppliers, its clients, employees, and other stakeholders, conditioned to the needs of cash management of the companies, maximizing results in the mutual view of businesses offered and operated with clients, with a technological synergy of the products and channels involved.

Among the key product and service solutions made available by Bradesco, we point out the following:

Receivables Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online Collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their Accounts Receivable management needs.

As a result of these features, Bradesco Collection is the market leader, generating other business opportunities for the Organization.

Tax Payment and Collections

Developed based on high standards of efficiency and quality, Bradesco's tax payment and collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions; on the other hand, they effectively interact with the different Government Departments in the federal, state and local scope and with Public Utility concessionaires. These are emphasized for the speed and security in processed information and amounts collected.

Payment Solutions

Pag-For Bradesco (Suppliers Payment), Bradesco Net Empresa and PTRB (Electronic Payment of Taxes)

Based on the same efficiency commitment, Bradesco's payment solutions available via Pag-For Bradesco, Bradesco Net Empresa and Electronic Payment of Taxes products, meet all clients’ needs, enabling supplier payments, tax settlements and wire transfers, via online or through the transmission of files with speed and security.

In the 3rd quarter of 2007, payment solutions accounted for R$501.6 billion, corresponding to 123.0 million payment transactions, enabling the management of Accounts Payable of more than 475 thousand companies.

Corporate Solutions

Bradesco Digital Certificate

Attentive to the market trends, Bradesco is accredited as Register Authority to issue the Digital Certificate, an electronic identification document ensuring integrity, authenticity and the irreversibility of any transaction or message, assisting to maintain the confidential data protected, in addition to allowing documents storage.

Bradesco Digital Certificate is legally valid and is digitally signed by a Certifying Authority, and may be used for documents digital signature.

Government Authority Solutions

The activities of the Government Authority area comprise a specialized service to entities and bodies of the Executive, Legislative and Judiciary Branches, within the federal, state and municipal scopes, in addition to Independent Governmental Agencies, Public Foundations, Government and Mixed Companies, Armed Forces (Army, Navy and Air Force) and Auxiliary Forces (Federal, Military and Civil Police), identifying business opportunities and structuring customized solutions, also counting on a portal on the Internet (www.bradescopoderpublico.com.br), aiming at conquering new clients, strengthening relationships, and establishing a consolidated presence before the Public Authorities.

The website presents Corporate Solutions for Payments, Receipts, HR and Treasury to Governments, and has an exclusive place for Public Servants and Military Policemen, with all the products and services Bradesco makes available for these clients.

Statistical Data

	R$ billion

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt Solutions (1)	239.0	250.5	723.4	273.3	284.6	822.6
Payment Solutions	130.8	141.4	394.1	164.8	182.0	501.6
Total	369.8	391.9	1,117.5	438.1	466.6	1,324.2
Taxes	29.8	30.7	90.4	34.0	34.8	103.4
Water, Electricity, Telephone and Gas	5.9	6.3	18.0	6.7	6.7	20.1
Social Security Payments (2)	6.5	8.0	20.6	7.6	8.9	23.6
Total Public Sector (*)	42.2	45.0	129.0	48.3	50.4	147.1

	Number of Transactions – million

	2006			2007

	2nd Qtr.	3rd Qtr.	September YTD	2nd Qtr.	3rd Qtr.	September YTD

Receipt Solutions (1)	232.9	245.4	705.6	275.2	291.4	831.2
Payment Solutions	34.3	37.6	104.8	40.2	44.1	123.0
Total	267.2	283.0	810.4	315.4	335.5	954.2
Taxes	19.0	20.8	61.8	22.3	23.0	70.5
Water, Electricity, Telephone and Gas	45.3	45.3	125.1	49.8	51.9	151.2
Social Security Payments (2)	13.5	14.0	40.7	14.9	14.9	44.6
Total Public Sector (*)	77.8	80.1	227.6	87.0	89.8	266.3

(1) Total movement (funding, write-offs, credits etc.).
(2) Total of beneficiaries: more than 4.905 million retirees and pensioners (corresponds to 19.65% of the population subject to INSS).
(*) Includes public and privatized utility service concessionaires:
Payments by means of automatic debit
37.801 million – from January to September 2006.
38.292 million – from January to September 2007.

Growth – Receipt and Payment Solutions

Growth – Public Sector

Qualified Services to the Capital Markets

Bradesco is one of the main suppliers of Qualified Services for the Capital Markets. By means of modern infrastructure and specialized team, Bradesco proposes innovative solutions, expanding service options and generating operating flexibility to its clients.

Our services:

Assets Bookkeeping

In this segment, Bradesco offers Bookkeeping Services for Stocks, Debentures, Investment Fund Quotas and Brazilian Depositary Receipt – BDR. We point out the participation of Bradesco as the Depository Financial Institution of the Companies’ Stocks, in the going public operations – Public Offering of Stocks (IPO), whose market share was 37% share among the structured operations in 3Q07. In the operations of issuance of debentures we reached a 57% market share, considering the number of issuances carried out.

Main Indicators in 3Q07:

Book-Entry Stocks	195 companies, with market value of R$494.9 billion, combining more than 2.5 million stockholders.
Book-Entry Debentures	67 companies with 92 issues, totalizing an amount of R$80.5 billion.
Book-Entry Quotas	74 closed funds, with restated amount of R$5.8 billion.
Brazilian Depositary Receipt – BDR	2 programs, with market value of R$130.0 million.

The investors have access to Bradesco’s Branch Network, besides the online access, via the Internet Banking, related to their positions under custody at Bradesco and CBLC (Brazilian Clearing and Depositary Corporation).

Custody, Controllership and Asset Management

Targeted at companies, assets, foundations, insurance companies and private pension plan entities, the provision of service for this segment has continuously grown. Part of this growth may be verified in the evolution graphic of Assets under Custody, whose increase was 13% in the 3rd quarter.

Main Indicators in 3Q07:

Custody	R$423.5 billion in assets under custody (funds, portfolios, DRs and receivable funds).
Controllership	R$354.6 billion distributed in 1,022 investment funds and portfolios under management.
Depositary Receipt – DR	R$113.7 billion in 12 programs.

Assets under Custody Growth – R$ billion

Business Processes

Ombudsman Area

Bradesco Organization always had the philosophy of giving voice to its clients and users of banking products and services, innovatively creating in April 1985, the service “Alô Bradesco” (Hello Bradesco), the first financial market communication channel for suggestions and complaints, five years prior to the launching of Consumer Defense Code. This channel contributed to enhance these relations and has been an important strategic tool for relations transparency.

As a result, we implemented the Ombudsman area in July 2005, in which we centralized all manifestations recorded in different channels, including those stemming from the Central Bank and Procon.

In compliance with Bacen Resolution 3.477, we created a 2nd level service so that clients check the solution found to their complaint previously recorded by the Customer Service Network – through Alô Bradesco, by phone, or through the Internet channel, by e-mail, in the “Talk to Us” section.

It is incumbent upon the Ombudsman to manage these manifestations, follow-up term and quality of answers offered, provide the managers of products, services and processes with updated information so that they can learn from these warnings received and anticipate compatible solutions with needs and demands of our clients. The Ombudsman must also continuously follow the notes until the concretion of correction actions.

Quality Management – NBR ISO 9001:2000 Certifications

To successfully conduct and operate an organization it is necessary to direct and control it in a transparent and systematic manner. Success may result from the implementation and maintenance of a management system.

The Organization counts on a group of highly qualified professionals, responsible for the methodology definition of Bradesco Quality Management System (SGQB) and implementation process management.

Bradesco Quality Management System has as purpose to continuously improve the performance of processes, taking into consideration, at the same time, the needs of all interested parties. By means of SGQB, the Premises show their capacity to provide products/services that meet the client’s requirements and the applicable regulatory requirements, aiming to increase the client’s satisfaction.

Bradesco Organization, in the permanent search to provide its clients and users with the easiness and commodity that only a Complete Bank can offer, reached this acknowledgement in 189 processes certified in NBR ISO 9001:2000 related to Products and Services.

The ISO 9001:2000 certifications are formal evidences that all the activities related to the quality of the product or service certified were planned, implemented and controlled according to an international acknowledgment rule.

Accordingly, the certifications are important competitiveness instruments ensured only to companies that show their commitment to quality.

The ISO 9001:2000 certifications motivate the Organization to advance in the quality management practices, thus adopting the Excellence Criteria –Worldwide Class, which, undoubtedly represent a great differential in business management, as well as they highly contribute to issues of sustainability and corporate governance.

Data Protection and Privacy Seal – GoodPriv@cy

GoodPriv@cy – Data Protection and Privacy Seal – is a standard established internationally, comprising requirements for the management of data protection and privacy at the organizations.

Bradesco Data Protection Management System has as purpose to standardize data protection management at Bradesco Organization and minimize risks related to violation in data protection and failures in information security, by means of the compliance with the legal and internal requirements and the continuous improvement of data protection and privacy processes.

At present, Bradesco Organization has 15 certifications:

– Fax Fácil

– Fone Fácil

– Home Broker

– Internet Banking

– Private

– Custody – Liabilities Dockets

– Custody – Assets Dockets

– Custody – Report Data Privacy

As Bradesco Organization is a pioneer in technological innovation, it constantly invests in IT, concerning about information security in all levels, establishing procedures in the ethical treatment of personal data collected for any purpose, including the establishment of the Information Security Corporate Rules and Policy. The certifications show this practice and reassure the Organization’s permanent concern about data protection of its clients and users.

– WebTA – File Transference

– NetEmpresa

– Shopcredit

– Electronic Commerce – Individuals

– Electronic Commerce – Corporate

– Cards

– Password Privacy Management

Methodology for Mapping and Documentation of Processes

This is a corporate methodology whose goal is to enable the Bank’s Departments to map and document the product and service processes it manages, in a systematized and standardized manner.

The result of the documentation is stored in a specific Corporate Database, from which the documentation requested is provided concomitantly, in order to comply with:

– Activity-Based Costing System – ABC;

– Bradesco Quality Management System – NBR ISO 9001:2000;

– Internal Controls and Compliance;

– the Section 404 of the Sarbanes-Oxley Act; and

– Ongoing Improvement of Processes.

The methodology establishes a standardized document structure, which is adopted by the Departments and allows an overview of processes from products/services, as follows:

– Organization Chart;

– Product and Service Tree;

– Context Diagram;

– Process Macro Vision;

– Process Flow; and

– Activity Detailing.

The structure defined for the methodology, combined with the information on products and services, effectively allows the analysis and diagnosis for the development of operations aimed at improving processes and complying with the requirements of the management systems.

Activity-Based Costing – ABC

Designed to support the Bank in its actions to improve processes and optimize productive resources, such as practices recommended for decreasing costs, Bradesco adopts the Activity-Based Costing System – ABC, which measures the cost and performance of its activities, resources and cost centers.

Thus, the knowledge of the Bank's activities, as well as the correct measurement of the resources consumed by these activities, allows a more accurate analysis of the cost/benefit ratio of each of the Organization's productive processes and results centers.

We stress that as a result of the application of Activity-Based Costing, the Bank is now meeting the following targets: improved allocation of costs to products, channels and customers; support to qualification studies and negotiation of bank fees; subsidy to product, unit and client profitability systems; support to studies concerning outsourcing, incorporation and equipment sharing; as well as support to cost rationalization studies.

Activity-Based Management Program

Seeking to explore the potential applications of the information base of the “Activity-Based Cost”, we are to adopt a Cost Management model by means of the “Activity-Based Management” – ABM, which will rapidly lead to the prevention of costs and a proactive approach regarding the identification of opportunities.

Concurrently, as processes are improved, operating performances can be seamlessly integrated with Bradesco's strategic goals, to create and/or sustain Bradesco's competitive advantages and add value both for clients and stockholders.

Thus, the future mission of Activity-Based Management is to provide permanent support to the planning and control of the Bank's business processes, ensuring that tactical and operational issues are continually improved, as well as support their strategic gearing.

Integrated Management System – ERP

For purposes of providing permanent and appropriate support for its operations and in the pursuit of improving results, as well as extending its capacity to manage the Organization's resources, Bradesco adopted one of the most modern concepts for integrating organizational processes, using SAP's Integrated Management System – ERP, my SAP Business Suite solution.

The implementation of this system represents an innovation in the treatment of the value chain supporting Bradesco's financial industry, comprising analyses dimensions focused on processes, people, organizational structure and technology.

Initially, the system will integrate processes in the Human Resources, Training, Material and Service Purchases, Accounts Payable, Physical and Fiscal Receiving, Fixed Assets and Accounting, in addition to the Availability Control process, for the effective follow-up of the Bank’s administrative expenses.

Currently, the processes of Works Management, Maintenance Management, Cash Management, Real Estate Management, Supplies Management (Auction and Electronic Quotation), Banking Accounting and Consolidation of Financial Statements are being implemented.

The adoption of the Integrated Management System by the areas integrated through this technology allowed them to renew processes and review organizational structures and nearly 81 thousand system users were qualified via presence and e-learning training.

As a result of the implementation of the Integrated Management System, Bradesco will benefit most from the organization and standardization of the processes carried out in different areas, agile decision-making, secure data processing, as well as decreased operating costs and increased productivity. These factors are crucial for the Organization's growth, especially in view of current fierce competition in the financial area, prompting us to pursue increasingly effective management methods designed to ensure that all of Bradesco's business potential is properly leveraged.

Acknowledgments

Bradesco is the Brazilian financial company best ranked by Fortune magazine, which shows a list of the 500 largest companies of the world. With an income of US$29.3 billion, the Bank moved up from the 269th place in 2006 to the 224th place in the overall ranking of 2007.

Global Finance, a famous international magazine specialized in finances, granted Bradesco two awards. The Bank was the winner in the categories: Best Internet Banking for Individual Clients of Brazil and Best Online Credit Website of Latin America.

According to a study prepared by the British consulting company Brand Finance and published by Época Negócios magazine, Bradesco is the private company having the most valuable brand name of Brazil, which is estimated at R$6.4 billion.

Bradesco was also pointed out as the largest Brazilian private corporate group for the 10th consecutive year by Exame magazine’s Best and Largest yearbook, the most traditional ranking of the Brazilian corporate market, with an income of US$29.8 billion. It was also the leading bank in stockholders’ equity and market value. In the insurance segment, Life and Pension Plan and Health stood out as the leading companies in the awards ranking.

In the 2007 edition of Valor 1000 yearbook, Bradesco consolidated its position as the leading private bank in the financial sector with R$265.5 billion in Total Assets. The publication also highlighted Bradesco Seguros e Previdência, which was the general leading company in the rankings of life and pension plans, basic lines insurance and health companies.

Amador Aguiar, Bradesco’s founder, was pointed out as one of the six most important businessmen and entrepreneurs of the last 40 years chosen by executives of the 500 largest companies of Brazil and by popular vote. The research was promoted by Exame magazine to celebrate its 40 years of publication.

Lázaro de Mello Brandão, Bradesco’s Board of Directors’ Chairman, received the João Ribeiro Medal, granted by the Brazilian Academy of Literature (ABL) to acknowledge Fundação Bradesco’s social work. He was also awarded with the Jornal do Commercio 180 Years trophy due to his outstanding corporate performance and significant contribution to the financial area.

Márcio Artur Laurelli Cypriano, Bradesco’s CEO, was elected National Corporate Leader of the Financing Sector – Banks and one of the Corporate Leaders of the State of São Paulo. Luiz Carlos Trabuco Cappi, CEO of Grupo Bradesco de Seguros e Previdência, was elected Corporate Leader of the Sector –Insurance and Pension Plans. The Corporate Leaders Forum of Gazeta Mercantil newspaper organized the election which counted on the direct vote of subscribers of the newspaper, businessmen and executives of different sectors of the economy.

In the 3rd quarter of 2007, Bradesco stood out in the main people management researches of Brazil. It was present, for the eighth time, in the selected list of Guia Você S/A Exame – The 150 Best Companies to Work for 2007, based on studies of FIA. Bradesco Saúde was pointed out as “First Quality Bank” in the Health Insurance category in the same publication for the second consecutive year. Bradesco has consolidated its position as one of the 100 Best Companies to Work for in Brazil, according to a study of Época magazine, based on the assessment of Great Place to Work Institute, the main consulting company of the world specialized in people management.

Due to a perfect integration between economic, environmental and social factors, Bradesco is present, for the second consecutive year, in the Dow Jones Sustainability Index (DJSI), the New York Stock Exchange indicator listing the best companies regarding the adoption of good corporate governance practices, transparency, ethics, and social-environmental responsibility.

In the Trustworthy Brands research, conducted to establish the brand general reliability index by Ibope six years ago, Bradesco stood out as the most outstanding company in social responsibility. In the same study, Bradesco Seguros e Previdência received the award in the Insurance Company category and Bradesco Vida e Previdência in the Private Pension Plan category.

Grupo Bradesco de Seguros e Previdência stood out in the Gaivota de Ouro award promoted by Seguro Total magazine in the Excellence in Total Insurances category. Bradesco Capitalização was awarded in three categories – The Best Certificated Savings Plans Company, Outstanding Product in 2006 (Pé Quente Bradesco O Câncer de Mama no Alvo da Moda) and Excellence in Social-environmental Responsibility (Pé Quente Bradesco SOS Mata Atlântica). Bradesco Auto/RE was acknowledged in the Excellence in Auto Portfolio category and Bradesco Saúde stood out in the Excellence in Health Portfolio category. Bradesco Vida e Previdência was considered The Best Private Pension Plan Company.

6- Social–environmental Responsibility

Bradesco Organization and the Social-environmental Responsibility

Bradesco believes that successful companies are those that generate good results for all the community, adopting long-term policies whose purposes are to foment the country’s sustainable development and better wealth distribution.

The Organization also understands that combining economic development, environmental preservation and social inclusion is the great challenge of the modern world, crucial for the human development and for the corporate sustainability.

The Pillars of Sustainability

The sustainable management is no longer a tool of a specific area, such as the environmental one, and started to be a strategy condition crucial for Banco Bradesco’s business. In this sense, the intense in-house movement carried out in the company to implement it involves more than making employees aware or qualifying managers and officers to understand the concepts.

It does involve a broader effort, which firstly consists in reinforcing human values, which are part of the

Bank’s history, changing them into effective ethical, corporate governance, transparency and social-environmental responsibility policies; then inserting these policies in all every-day practices, enabling a dynamic review of business models based on commitments that the companies always had with the social and economic development of Brazil and new commitments the community started to require from the companies.

Social-environmental Responsibility Policy

In conformity with these premises, Bradesco consolidates its social-environmental policy, showing concern about sustainable development, respect to the ecosystems and human dignity, undertaking to disseminate, along with its clients, a culture based on actions of social-environmental responsibility.

The entire Bradesco Social-environmental Responsibility Corporate Policy is available at the website www.bradesco.com.br/rsa. Its purpose is:

– to search for convergence of its business goals with social-environmental responsibility aspects;

– to develop and sell products and services that respect the social-environmental awareness spirit;

– to encourage partnerships, supports and cooperation with governmental entities, NGOs and market entities;

– to choose suppliers and service providers who are engaged in practicing social-environmental responsibility;

– to maintain and promote an ethical and transparent posture on all levels of activities;

– to ensure conformity with the legislation applicable to social-environmental issues;

– to adopt responsible policies of loan concession to clients;

– to stipulate, for borrowers of funds the obligation to maintain an action plan of risk mitigation;

– to adopt internal policies with a view to rationalizing the use of non-renewable resources;

– to promote awareness and provide training to employees, as well as guide service providers through social-environmental issues;

– to make all efforts for the society to share globalization benefits, by means of a more inclusive and equal market;

– to defend social justice principles and human rights;

– to support the education of children and youngsters, as well as the professionalization of youngsters and adults;

– to adopt internal policies of diversity valuation;

– to propagate, value and support projects targeted at the practice of sport activities in the communities;

– to develop, implement and maintain a social-environmental management system; and

– to disclose its achievements by means of the Sustainability Report.

2006 Sustainability Report

Launched in March 2007, the Report presents an overview of the Organization’s actions in economic-financial, environmental and social areas, disseminating, among the stakeholders, the practices and concepts applied in Bradesco on a daily basis. Thus, the publication also intends to show the Organization’s strategic publics effective ways to contribute to the consolidation of a sustainable business network, based on ethics, respect, transparency and shared responsibility.

With the purpose of offering an even more transparent account rendering to the Organization’s strategic publics, the 2006 Sustainability Report adopts the most recent version of indicators and guidelines suggested by the Global Reporting Initiative (GRI), the G3. Launched in October 2006, it emphasizes even more aspects such as importance, scope, transparency, reliability and comparability, as well as promoting a closer relation with the Global Compact and the Equator Principles, among other global actions related to corporate responsibility. The publication is available at Bradesco’s Social-environmental Responsibility website: www.bradesco.com.br/rsa.

Launch of Bradesco Volunteers Program

With a view to encouraging the practice of voluntary actions among its employees, Bradesco Volunteers Program was created in September 2007. The Program’s actions are carried out by the volunteers and under their responsibility, counting on the Organization’s support and incentive. In addition, the Program will develop specific activities, such as the Social Marathon and collection campaigns in several regions of Brazil, respecting economic and social differences of each place.

Taking into consideration that the environmental preservation and social inclusion are challenges faced by all the community, the Program, in this first phase, must prioritize actions related to environmental education, such as the responsible use of water, electric power economy, selective collection, recycling and other activities related to the global warming.

Further information can be found at the website www.voluntariosbradesco.com.br.

Equator Principles

Since 2004, Bradesco is a signatory of the Equator Principles – a set of social-environmental measures based on criteria defined by the International Finance Corporation (IFC) – used in the evaluation and concession of financing of projects under the Project Finance category.

In July 2006, Bradesco ratified its adhesion to the new version of Equator Principles, which comprises all project financings – new or expansion ones, including its assistance, with total capital cost higher or equal to US$10 million. The adoption of these principles is voluntary, with no dependence or support of IFC or the World Bank. Thus, the institutions which will adopt them must take them as basis for the development of practices and internal and individual loan granting policies.

Currently, 16 projects which are in accordance with the guidelines set forth by the Equator Principles have been carried out in Bradesco.

Global Compact

The Global Compact is an initiative of UN to promote the alignment of corporate policies and practices in areas of human and labor rights, environmental protection and fight against corruption. Since the Organization adhered to the Compact, it undertakes to include these principles in its strategy, culture and daily operations, as well as make efforts to disclose and extend these principles within the influence scope.

Some evidences proving Bradesco’s support to the initiative are below:

Human Rights Principles:

1. To respect and protect human rights	• Use of social-environmental criteria in loan granting;
• History of bank inclusion, currently strengthened by Banco Postal and Bradesco Expresso;
• Adhesion to the OHSAS 18001 rule (occupational security and health); and
• Commitment to requirements of SA 8000 rule.

2. To prevent human rights violation	• Use of social-environmental criteria when choosing suppliers and service providers; and
• Commitment to requirements of SA 8000 rule.

Labor Rights Principles:

3. To support the freedom of association and collective bargaining rights	• All employees are represented by a trade union and are included in collective bargaining agreements; and
• Commitment to requirements of SA 8000 rule.

4. To stop forced or mandatory labor 5. To eradicate child labor	• It is in the Management Policy of Human Resources of Bradesco Organization;
• Commitment to requirements of SA 8000 rule; and
• Mandatory criterion when hiring suppliers and service providers.

6. To eliminate discrimination in the work environment	• It is in the Management Policy of Human Resources of Bradesco Organization;
• Mandatory criterion when hiring suppliers and service providers;
• Commitment to requirements of SA 8000 rule; and
• Creation of the Work Group to Value the Diversity.

Environmental Protection Principles:

7. To adopt a preventive approach related to environmental challenges	• Adoption of the Equator Principles; and
• Adoption of social-environmental criteria in the loan analysis.

8. To promote the environmental responsibility	• Offer of a series of social-environmental products;
• Certification in ISO 14001 environmental rule;
• Support to initiatives of Fundação SOS Mata Atlântica;
• Adoption of the Eco-efficiency Program; and
• Adoption of the program for the neutralization of carbon emissions.

9. To encourage the use of technologies which do not harm the environment	• Large use of recycled paper; and
• Support to projects based on Clean Development Mechanism (CDM).

Principles against Corruption:

10. To fight against corruption in all its forms, including extortion and kickback	• Implementation of a specific program – and training provided to employees – related to detection and prevention of money “laundering” and financing to terrorism; and
• Publication, through several media, of the ethical principles to be complied with by all Organization’s employees, such as: Code of Ethics, Internal Regulation, among others.

Dow Jones Sustainability World Index (DJSI)

In September 2007, Bradesco was selected one more time to take part in the Dow Jones Sustainability World Index (DJSI) – the most important international corporate sustainability indicator – of the New York Stock Exchange (NYSE). Thus, after the Organization complied with requirements of a strict and comprehensive analysis process, it guaranteed its permanence in the selected group of 318 publicly-held companies listed in the entire world, seven of which are headquartered in Brazil.

ISE – Corporate Sustainability Index

In November 2006, Bradesco started integrating the Corporate Sustainability Index (ISE) new portfolio of the São Paulo Stock Exchange (Bovespa). ISE is comprised of stocks issued by companies which have a high level of commitment to sustainability and social responsibility.

The Sustainability Study Center of the São Paulo School of Business Administration of Fundação Getulio Vargas (FGV-EAESP) was contracted to evaluate the performance of the companies eligible to ISE. For that purpose, a questionnaire was developed with the triple bottom line concept, which comprises the evaluation of economic, social and environmental elements in an integrated way.

The choice of Bradesco’s common and preferred stocks to comprise ISE strengthens the Organization’s commitment to the good corporate governance practices in the relationship with stockholders, clients, investors, employees and the general public.

SA 8000 Certification

Bradesco was certified in the SA 8000®:2001 international standard of social responsibility, granted by the human resources management in the Administrative Center, at Avenida Paulista, in São Paulo, and in the Human Resources Department, placed in the ground floor of Prédio Novíssimo, in Cidade de Deus, Osasco (SP). Upon this recognition, the Bank became the first financial organization in America to receive the SA 8000. The certification was recommended by the certifying agency DNV – Det Norske Veritas.

ISO 14001 and OHSAS 18001 Certifications

Bradesco was the first financial institution in Brazil to receive the ISO 14001 and OHSAS 18001 certifications. The unit certified was the building on Avenida Paulista, in the city of São Paulo. This is a 12-story building with four basements refurbished and adapted, aiming at complying with all the specifications and rules required for the referred certifications.

ISO 14001 is a rule internationally accepted which defines the requirements for establishment and operation of an Environmental Management System. OHSAS 18001 defines the requirements for an Occupational Safety and Health Management System.

Bradesco’s Contribution to Preserve the Environment

Aware of the need to maintain its adequate facilities, without disregarding the environmental aspects, Bradesco has adopted practical measures that contribute to environmental preservation.

The Organization permanently seeks to apply new technologies minimizing the impact on ecosystems. It also seeks the contracted companies’ commitment to the Bank’s goals, as well as the ongoing awareness of our staff in pursuit of eco-efficiency.

1) Program for the Neutralization of Carbon Emissions

With a view to neutralizing its carbon emissions, Bradesco was the first bank to launch a measurement program of its direct and indirect participation in greenhouse gases (GHG) emission in the atmosphere. The proposal is that all Bradesco’s business chain – including clients, suppliers and other stakeholders - takes part in this cause in the medium term.

In the first stage of the program, a survey of all the greenhouse gas (GHG) emissions referring to operations at Cidade de Deus – Bradesco’s headquarters, in Osasco (SP) – was carried out, calculated in accordance with GHG Protocol methodology and ISO 14064. In 2007, the Organization will increase the inventory scope of GHG emissions.

Initially, the environmental impact caused by the Organization will be offset by the planting of 38 thousand trees (in partnership with Fundação SOS Mata Atlântica).

2) Resources Consumption Rationalization

With a view to rationing electricity and water consumption, Bradesco maintains an area to manage the consumption of these strategic resources. Its attributions consist of managing agreements of demand for electricity with the concessionaires and the permanent research of more efficient and intelligent new technologies for the equipment, observing the environment preservation policy.

Bradesco invests in the Branches Network awareness about the issue, by indicating consumption targets for each unit - based on size, quantity of equipment installed and headcount, as well as release of information about the rational use of electricity and water, by means of circulars, internal periodicals, Intranet, among others.

a. Electricity

Timing machines were installed in the branches for the automatic turning-off of lights, allowing an easy utilization in scheduled hours. Turning-off lights in non-used areas and using natural light are also encouraged.

Similar care is adopted in the acquisition and installation of air-conditioning systems, such as thermo-accumulation devices, which reduce the energy consumption in peak hours. The employees are guided towards optimizing the use of lifts, air conditioning and other energy consuming equipment.

In addition, more than 250 mercury light bulbs installed in the lampposts of Cidade de Deus were replaced by sodium steam light bulbs. Approximately 30 thousand 40 Watts light bulbs have been replaced by 32 Watts lights bulbs, reducing substantially energy consumption, without losing lighting efficiency.

b. Water

Same concern is expressed as to the rational use of water. Thus, our premises are periodically guided concerning the monthly follow-up of consumption and maintenance aiming at correcting possible leakage in valves, flushing and faucets. Technical measures contributing to the water consumption reduction have been adopted, such as the replacement of mechanical faucets with automatic ones for use on the headquarters` premises and common valves for coupled boxes, in the building of Avenida Paulista, with an estimated reduction of 50% of consumption.

The adequate garden watering, observing the best hour and periodicity, has also been deserving attention. There is a feasibility study related to the reuse of water that comes from the partial sewage treatment generated at the headquarters, with the purpose of watering and usage in the air conditioning towers. At Avenida Paulista, a former fuel tank of the generating group was adapted as a container to receive and store rain water destined to garden watering.

This measure will enable an economy of up to 30 m3 in the monthly water consumption.

3) Solid Residues Destination

a. Paper and Cardboard

Currently, approximately 120 tonnes of paper and cardboard are collected monthly in our main administrative centers, which are submitted to a selective process. Bradesco is contemplating the possibility of its implementation in other regions. In addition, methods to assess the quantity of paper consumed by the Organization is under study, both office paper and forms. The purpose is to identify possible measures that may be adopted to reduce that consumption.

Bradesco standardized the dispensers and respective consumption products used in bathrooms of Cidade de Deus and administrative buildings. Besides the economic aspects and quality improvement, such measure will contribute to the aware consumption, since the new liberation system of toilet paper and paper towel inhibits the waste and reduces the consumption.

b. Metal, Glass and Plastics

At Cidade de Deus and in administrative centers, Bradesco maintains the selective collection of metal, glass and plastics. In 1H07, approximately 30 tonnes of these materials were recycled, arising from the maintenance process. This practice has been encouraged and improved by means of in-house campaigns and actions, in the expectation of increasing to other centers, as well as to increase the quantity of recycled products.

The use of biodegradable plastic bags was also implemented on all of Bradesco’s premises. This material degrades completely within a short period of time, minimizing the impacts to the environment. At Cidade de Deus and administrative centers, plastic bags with colors corresponding to waste collected are also used, with a view to facilitating the recycling process of these materials.

c. Lamps

In Cidade de Deus buildings there are more than 36 thousand installed lamps. Monthly, more than 600 lamps are replaced. Concerned with the appropriate destination of this material, the Organization included in maintenance agreements a specific clause about the service company’s obligation to conduct the ecologically correct discard. Up to 3Q07, approximately 13 thousand lamps of the headquarters and administrative buildings were sent to recycling.

In August 2007, the correct collection and destination of this type of material were implemented in more than 200 branches in the city of São Paulo, and a future expansion to other Network branches is expected.

d. Other Residues

In Cidade de Deus, approximately 115,000 m2 of green area is maintained, with more than 4 thousand trees cataloged under the replacement and planting program. In the maintenance of these areas, dried leaf crushers are used. The crushed material (nearly 1.5 tonne/month) is used in gardening. The parings of grass are also used as input.

4) Use of Sustainable Products

a. Recycled Paper Usage Program

This Program, a result of Bradesco’s belief that it is able to contribute to the dissemination of environmental responsibility, has been gradually implemented in our Organization. The option to use recycled paper was made after long negotiations with suppliers, and even if it does not mean costs optimization, the beneficial result for the environmental was the most important factor for the change. Recycled paper is used in the production of internal and external communication material, such as posters, magazines, circulars, business cards and statements distributed to clients and in check books. Currently, nearly 90% of the paper monthly consumed is recycled.

b. Remanufactured Cartridges

For five years Bradesco has used remanufactured cartridges in printers, aiming – besides cost savings – at the reduction of environmental pollution. Out of 37 types of toner cartridges composing the consumption list, 27 are remanufactured products. With the constant renovation of the printing facility, an increase in use of remanufactured cartridges is expected.

c. Certified Wood

Recently pencils manufactured with certified wood were made available in the premises. The raw material used contributes to the fight against exploration of illegal wood with a predatory origin, as well as minimizing the environment degradation.

d. Biodegradable Products for Cleaning

In Cidade de Deus, biodegradable products are used in cleaning and maintenance services. Contracted companies are encouraged to use products of such type, which then will be one of the requirements to be considered in a further agreement renewal.

Such measure integrates an improvement program seeking to standardize the biodegradable products, the appropriate dilution, in conformity with the manufacturer’s guidance and the obligation to present information about chemical products used on the Organization’s premises.

Bradesco’s Contributions to Social Issues

Finasa Sports Program

By means of Finasa Sports Program, Bradesco Organization demonstrates its support for the development of citizenship and social inclusion of children and youngsters between 9 and 18 years old.

With almost 20 years of activity, Finasa Sports entered into many partnerships, among which the most outstanding is the agreement with Osasco’s Local Government. This partnership contributes to expand the Program’s social reach.

Currently, the Program has a total of 148 professionals carrying out activities at state and local schools, at Osasco’s city hall sport centers, at SESI–Osasco unit and at private schools, assisting nearly 3,000 girls free of charge in 54 qualification centers and 179 athletes in 13 Specialists’ Centers, in volleyball and basketball.

Most of these girls come from deprived backgrounds considered to be in a social risk situation.

The Program’s main goal is the whole development by means of a healthy activity such as sport practice, education, health and well-being actions that help raise these girls’ awareness about citizenship, so that they can be in charge of their own lives and make responsible choices in their actions before society.

It also supports the formal education process by adopting as a requirement the girls’ enrollment and attendance in regular schools.

At the Training Centers, all students have guaranteed access to quality sports education, regardless of their physical characteristics, such as weight, height or abilities for sports.

The activities for children and youngsters in the Specialists’ Centers, besides sports learning with medical, psychological, psychiatric and nutritional follow-up, comprise regular information on hygiene, stress, adolescence, drug use and teen pregnancy prevention, turning these places into true citizenship centers.

This program also offers, according to categories, a support structure, with benefits such as: life insurance, health care, among others, including sporting material used in training and competitions.

The sports practice, in addition to contributing to a healthy life, is responsible for the formation of high level athletes, enabling the players’ participation in Finasa/Osasco’s Adult Volleyball team and in the children’s and junior’ Brazilian female volleyball and basketball teams.

It is the first social sports program to receive funds from tax incentive, made available by the Estatuto da Criança e do Adolescente (Statute of Children and Adolescents), through the agreement executed between the National Council for the Rights of Children and Adolescents (Conanda) and Ministry of Sports in 2003. The Finasa Sports Program is a benchmark in sporting activities of this nature.

Social-cultural Events

In 3Q07, Bradesco supported and took part in several social-cultural events in different locations in the country, from feasts that preserve folkloric traditions to international spectacles.

With Bradesco’s exclusive sponsorship and presentation of American Express Cards, the 2007/2008 season of Cirque du Soleil in Brazil started in September. For the second consecutive year in the country, now bringing the spectacle Alegria, the world’s most acknowledged circus company will perform in six capitals: Curitiba, Brasília, Belo Horizonte, Rio de Janeiro, São Paulo and Porto Alegre.

In 3Q07, Bradesco, by means of Bradesco Prime, also took part in the 38th edition of the Winter Festival of Campos do Jordão, the largest and the most important classical music event in Latin America. It sponsored the performances of Dame Kiri Te Kanawa, one of the most notorious sopranos in the world; the musical My Fair Lady, masterpiece of the universal theater; the play O Bem Amado, starred by the actor Marco Nanini; the tour of the singer Elba Ramalho through the Northeast of Brazil; and the 3rd Bravo! Prime de Cultura Prize; as well as the spectacle Divertissement and Chopiniana Ballet, of the Bolshoi School Theatre in Brazil.

It also supported the Winter Festival of Garanhuns, in the state of Pernambuco; the Japan Festival and the San Gennaro Feast, in São Paulo. It was in the first Exhibit Fiesp System of Social-environmental Responsibility, promoted by the Industries Federation of the State of São Paulo; in the International Conference of Derivatives and Financial Market, of BM&F; in the Expointer 2007, in Esteio, state of Rio Grande do Sul; and in the Semi-arid Agrishow, in Petrolina, state of Pernambuco, among other business fairs.

Bradesco Seguros e Previdência was one of the largest supporters of the campaign Vote Cristo. Ele é uma Maravilha ( Vote Christ. He is a Wonder), which elected Christ Redeemer as one of the seven new Wonders of the world through an international election promoted by the Swiss institution New Seven Wonders Foundation, whose purpose is to protect and disclose the mankind heritage.

It was once more the official Insurance Company of the 13th International Book Biennial, which occurred in September in Rio de Janeiro. It also sponsored Café Literário, official space to launch new works and carry out lectures with Brazilian and foreign writers and intellectuals.

Bradesco Seguros e Previdência also promoted, in partnership with Companhia de Engenharia de Tráfego de São Paulo (CET–SP), an action to make youngsters aware of the risk involving the combination of alcohol and driving vehicles in the Traffic Week, from September 18 to 25.

Bradesco Vida e Previdência sponsored the play As Centenárias, starred by Andréia Beltrão and Marieta Severo, in Rio de Janeiro.

Human Resources

Since the inception of Bradesco’s activities, the Company acknowledges the value of its team’s performance and achievement potential as the foundation to sustain Bradesco Organization’s businesses.

The Company offers its employees ongoing professional development opportunities, in a healthy, safe and ethical environment, with transparent commitments and goals.

Bradesco believes in its ability to promote a sustained growth for people and through these people.

The Company seeks to maintain an excellence model in Human Resources Management, guided by respect and transparency in its relations, continuous development investment, sharing of information and human being value, without discrimination.

Bradesco maintains a closed-career policy, whereby the admission occurs at apprentice levels. All the growth opportunities are destined to employees, allowing access to all hierarchical levels.

This assurance of professional development and growth opportunities allows employees to see the possibility of holding all the positions: leadership, supervision, management and also the senior management. That is a motivational factor for all the staff, stimulating creativity, innovation and the ceaseless search for knowledge and updating.

We may say that when a youngster joins the Organization, whose closed-career system privileges, incentives and strongly invests in the growth and development of its employees, this professional starts a career full of opportunities, connected with his/her effort and dedication.

Encouraging the professionals to exceed their limits and stimulating their creativity in search for solutions, aiming at the self satisfaction, clients’ satisfaction and business expansion, have been a priority for the Bank and is one of the assumptions of its Human Resources Management Policy.

Only creative and innovative teams, highly skilled, with ensured career opportunities can surpass the goals and show excellent results that have highlighted the Organization.

The stimulus to creativity and investment in the professional and personal qualification of the employees are essential for Bradesco’s success, strongly contributing to its brand solidity and the accomplishment of its market strategies.

Bradesco’s performance is disseminated and is continuously expanded throughout the country, enabling job opportunities in all the operation segments.

Bradesco is a bank which takes into account, by means of its clients and partners, the diversity which is the own expression of the Brazilian social structure, with a fundamental commitment to respecting cultural and ethnical diversity. The respect to the Brazilian diversity is part of the Company’s strategic vision towards good performance, since Bradesco is inserted throughout the Brazilian territory.

Certification in International Rules

In 2006, we achieved the certification of OHSAS 18001 Rule of Occupational Safety and Health that allows establishing and developing conditions that contribute to a safe and healthy work environment. The certification was recommended for the building at Avenida Paulista, no. 1.450, city and state of São Paulo and, in June 2007, we obtained the certification again.

Aligned with the sustainability concept added to our business strategy, we implemented in 2006 the Bradesco Social Responsibility Management System, based on the SA 8000®:2001 International Rule.

This Rule establishes requirements in conformity with the Human Resources Management Policy of Bradesco Organization and has the purpose of promoting an ongoing improvement of relations and the work environment, including the commitment to respect for Human Rights, Children’s Rights and Labor Fundamental Rights to its suppliers.

In 1H07, Banco Bradesco received the SA 8000®:2001 Rule certification, and is considered the first among the financial institutions in the Americas to receive an international certification in Social Responsibility. In September 2007, Bradesco received the certification again.

The SA 8000®:2001 International Rule of Social Responsibility certification was recommended to Banco Bradesco in the management of the human resources that operates in the business and related companies located in the building on Avenida Paulista, no 1.450, city and state of São Paulo, and in the Human Resource Department, located in Bradesco’s headquarters, in Cidade de Deus, city of Osasco, state of São Paulo.

Aiming at expanding the scopes, Bradesco is working for the certification of the main administrative centers in the country.

A Great Place to Work

Over the last years, the Organization has shared with all its employees the satisfaction and importance of being included in indexes based on the quality of relations and the work environment.

Every year, around 4,000 employees, in all structure levels, from all lines of businesses and activities, voluntarily answer to surveys about the organizational environment through questionnaires and interviews. They assess items such as the work environment, benefits, compensation, professional development, ethics, citizenship values and social responsibility of companies.

The Company seeks to promote transparency, respect and confidence, so as to ensure a motivating and challenging organizational environment. Evidence is that Bradesco is currently recognized in several rankings.

The Company was listed for the eighth time in Guia Você S/A – Exame – As Melhores Empresas para Você Trabalhar (The Best Companies to Work for), and in addition to being part of this selected group, Bradesco has also been acknowledged among the 50 Best Companies for Women to Work for, for four years. Banco Bradesco was also highlighted as one of the Best Companies for Businessmen in the Country.

GuiaVocê S/A-Exame is considered the best and most comprehensive study on the work environment in Brazil and since 2006 has presented the index of happiness at work, in which we are highlighted as we provide our employees a positive corporate environment, in the pursuit of everybody’s well-being.

In 2007, Bradesco once more was elected one of the 100 Best Companies to Work in Brazil, in a research prepared by Great Place To Work Institute, published in a special edition of Época magazine.

We were also pointed out among the 20 Best Companies in Human Resources Practices and the Best Companies for Executives. This list presents the companies in which the executive group, which comprises officers, managers and supervisors, reports feeling more satisfaction at work.

For the third consecutive year, Bradesco stood out in the survey As Melhores na Gestão de Pessoas (The Best Companies in People Management) of Valor Carreira magazine, edited by Valor Econômico newspaper. It was the first bank to be in the ranking.

These results show the acknowledgment to our commitment not only to clients, but also to our employees. Improving talents with professional training, stimulating education and maintaining a fair and dynamic organizational structure, we try to offer conditions so that each employee can grow and build a solid career, from a relationship policy based on respect and valuation.

Human Resources Management Policy of Bradesco Organization

We reaffirmed the commitment to our employees formalizing guidelines for the management and development of our human resources, by means of the Human Resources Management Policy of Bradesco Organization. Basic assumptions:

1. To comply with all the requirements, regulating rules and legal conventions concerning work relations and environment, applicable to our activities;

2. To assume the public commitment of defense and protection of Human Rights, Children’s Rights and Labor Fundamental Rights, in line with national and international Principles, Standards and Treaties;

3. To respect the diversity and dignity of the human being, preserving the individuality and privacy, not admitting the practice of discriminatory acts of any nature in the work environment and in all our relations, with the internal and external public;

4. To ensure the good relationship among all professionals of the Organization, maintain a safe and healthy work environment and provide conditions for great performance and productivity levels;

5. To contribute to the improvement in the quality of life of employees, offering conditions for the balance among work, health and family;

6. To encourage our professionals to surpass their limits and stimulate creativity in search for solutions, aiming at the self-achievement, clients’ satisfaction and business expansion;

7. To promote the constant development and improvement of technical and behavioral potentialities of our employees and make available favorable mechanisms which allow them to manage their personal and professional growth plan, in order to ensure the continuous improvement of management processes; and

8. To ensure opportunity priority for the professional growth of people, by the permanent investment and development of internal competences, by the valuation and respect to knowledge and professional qualification acquired during the career.

Besides our principles set forth in our Human Resources Management Policy, we are implementing

Bradesco Social Responsibility Management System, based on SA 8000®:2001 Rule, whose requirements aim at promoting a continuous improvement of relations and the work environment, including the commitment of respect to Human Rights, Children’s Rights and Labor Fundamental Rights and to our suppliers.

Social Responsibility Requirements –SA 8000®:2001 Rule

1. Child Labor
2. Forced Labor
3. Occupational Health and Safety
4. Freedom of Association and Collective Bargaining Rights
5. Discrimination
6. Disciplinary Practices
7. Working Hours
8. Compensation
9. Management System

In-house Communication

We strongly invest in our in-house communication so that our employees are effective participants of the Organization’s expansion strategy of results.

Simultaneously and from any location in the country, Bradesco’s employees receive key information via Intranet and e-mail.

The Organization makes available, day to day, the newsletter Sempre em Dia (Always Updated), with issues about the Bank’s strategic direction, launch of products, quality practices and business focus.

Brochures and magazines are periodically published and addressed to each employee.

Produced according to the best quality standards, the editions in video of Bradesco TV approach, monthly, institutional messages and technical guidance. Created in 1990, Bradesco TV is one of the country’s oldest corporate television projects.

The annual goals and strategies are disclosed at meetings with the Presidency, where Directors, Regional Managers, Managers of Branches and Departments of the Organization take part. All the issues are referred to respective teams.

With the purpose of making the communication between the Human Resources Department and the staff closer, more energetic and transparent, we have created ALÔ RH, an effective and fast communication channel that guides about benefits, legislation, policies and practices of human resources, in addition to responding to suggestions and complaints, with the option of anonymity, ensuring complete secrecy.

ALÔ RH’s service standard implies the full understanding of doubts and the correct referral of the manifestation immediately, or within 72 hours at the latest, through telephone, e-mail, or fax, constituting an effective dialog and interaction process between the company and its employees.

From January to September 2007, ALÔ RH recorded approximately 47.5 thousand calls that included clearing doubts, suggestions and complaints.

The Human Resources Department keeps, in its functional structure, the Union Relations area, whose mission is maintaining a permanent dialog and interaction channel with union representatives nationwide, receiving manifestations, clearing doubts, and allowing a relationship based on ease of access, energy and proactivity between the parties involved.

People Management

Bradesco maps the human capital through individual interviews with employees and their leaders, aiming at identifying corporate and essential competencies by supporting professional growth and the search for goals and results by means of the development of the competencies of the Organization’s human resources.

The Company already recorded 30.7 thousand employees’ profiles in this process.

Based on this knowledge, leaders and employees are gained conditions to share actions focused on improving their individual and team performance and make effective the practice of feedback by generating professional improvement and short, medium and long-term results.

The maintenance of such work is the management of competencies with the employees’ and their leaders’ involvement, by means of constant follow-up, guidance and technical and behavioral development.

Respect to Diversity – Social Inclusion

Bradesco respects the diversity and self-respect of human being, by preserving the individuality and privacy, not accepting the practice of discriminatory acts of any nature: at the work environment and in all the Company’s relations with internal and external public.

The diversity appreciation is incorporated in the Human Resources Management Policy of Bradesco Organization. The guidelines of relationship with employees are based on appreciation of professionals and are in accordance with the Global Compact principles, among other international regulations concerning human rights.

Bradesco’s success is based on group effort, meaning that each employee adds something so that the Organization may constantly innovate and modernize, embracing more and more the possibilities of diversity, which is a constant value in its daily operations, through client magnitude, geographical comprehensiveness and staff.

Being present in so many places shows the commitment to serve equally for all our publics.

Bradesco has gone far beyond the commercialization of products and services, seeking to know better people from all the different groups in society, in order to ensure a service that meets each of their needs, and, thus, work together towards the country’s sustainable development.

With a view to effectively contributing to an improved relationship of the Company with different people, as well as to maintaining a balanced internal demography, both in the admission and retention of talents, Bradesco created the Diversity Appreciation Work Group, composed of representatives of different areas.

Believing in people, understanding and welcoming differences are pioneering values present throughout Bradesco’s history, making it a Bank that works towards being more and more a development agent, for which the people are in the core of everything.

The issue is broadly supported in the Code of Ethics and Social-environmental Responsibility Corporate Policy of the Organization.

Ethnical Groups

We ended 3Q07 with 12,356 afro-descendent employees, and 5,612 of them hold managerial positions.

Bradesco entered into a partnership with Faculdade Cidadania Zumbi dos Palmares – Unipalmares, by means of a professional qualification program which aims to contract interns, to work in important business areas of the Bank. Unipalmares’ mission, by means of NGO Afrobrás, is to promote the inclusion of black people into higher education of the country.

The program is divided into various modules, with 2-year duration and also relies on a partnership with renowned institutions, such as FGV, USP, FIPE, Fipecafi and FIA.

Students work in technical and business areas of the Bank and are trained to improve themselves as citizens and qualified professionals for the job market.

The program, which started with 30 interns, was increased and currently counts on 74 students.

Inclusion Policy for Disabled People

Bradesco was one of the banks sponsoring the Professional Qualification Program of the Brazilian Banks Federation (Febraban), which qualified handicapped professionals to hold positions in the job market.

We have in our Call Center a specific part with visually impaired employees.

Currently, Bradesco has a staff of 1,000 disabled people.

Aiming at the contracting and retention of disabled people Bradesco sets forth partnerships with specialized entities focused on the inclusion of these professionals, qualifying them and creating job opportunities in the Organization.

By means of Bradesco’s website, in the link Career Opportunities, the Company offers an exclusive channel for the collection of disabled people’s curriculums.

Due to the importance of the issue, Bradesco created a permanent Work Group focused on issues involving accessibility. One of the actions developed by the group was the preparation of a videotraining about accessibility to all staff.

Opportunities for Women

Bradesco ended the 3rd quarter of 2007 with a quota of 39,074 women employees, corresponding to approximately 48% of the staff. In leading positions, Bradesco has 17,150 women, including in the Board of Executive Officers and the Board of Directors.

In the Prime segment, 73% of staff is women.

Internship Program

Aiming at providing real professional development opportunities, Bradesco Organization offers an internship program in all operation and business areas, allowing the student to relate the academic learning with the practical activity. The program currently benefits 729 students.

Traineeship Programs

Information Technology students of Fundação Bradesco have the opportunity to start their professional career as employees in the Systems Development Department of the Organization by means of a structured program addressed to technical and behavioral approaches with theoretical experience in the classroom and practice in the Department. All students approved in the selection process have been contracted.

Youth Apprentice Program

The Youth Apprentice Program was implemented by Bradesco Organization in 2004 and executed in partnership with Fundação Bradesco and other qualified entities, encompassing the administrative centers and branches throughout the country.

The program estimates the contracting of youngsters from 16 to 24 years old, having as purpose to provide personal and professional development to adolescents.

We ended the 3rd quarter of 2007 with 922 apprentices and we have already provided the program for about 1,488 youngsters.

Young Citizen Program

With a view to reinforcing Bradesco’s actions in the Social Responsibility area, the Company entered into a partnership with São Paulo State Government by means of the Young Citizen Program – My First Job.

The purpose is to provide students with their first professional experience opportunities, preparing them to exercise the citizenship, by means of paid internship. These students are originated from families with higher social vulnerability, between 18 and 21 years old, regularly enrolled and effectively attending high school classes of the state public school system.

Currently we count on 232 hired youngsters; more than 500 youngsters have already participated in the Program.

Occupational Health and Safety Policies

Bradesco is a company that develops actions in health, disease prevention, safety and work conditions.

The occupational safety and health aspect is approached in two premises of the Organization’s Human Resource Management Policy:

• Ensuring the good relationship among all the Organization’s professionals, maintaining a safe and healthy work environment, and providing conditions for excellent levels of performance and productivity; and

• Contributing for the improvement of employees’ quality of life, offering them conditions to balance work, health and family.

Bradesco offers its employees an adequate work environment with conditions for a complete physical, mental and emotional well-being.

Bradesco invests in programs and methodologies allowing mapping and identifying the causes of symptoms and diseases occurred in the work environment and relations, viewing to promoting health and disease prevention, on a broad basis.

The issues addressed include Repetitive Stress Injury, Stress, Chemical Addiction (Alcoholism/Drugs/ Tobacco), Obesity, Cardiovascular Diseases, Sexually Transmitted Diseases, AIDS and others. Those campaigns are carried out monthly through Interação magazine and in the Sipat (Internal Week of Occupational Accident Prevention).

Since contracting, Bradesco’s employees receive information and guidance on behavior and conduct adequate to the maintenance of health and improvement of life quality.

Bradesco has been an active member of the National Business Council for HIV/AIDS Prevention – CEN, which aims at promoting and strengthening the combat against such epidemic in the work environment, diffusing information to a considerable portion of workers, family members and the community as a whole about the safe ways to prevent the infection by HIV virus.

Another outstanding issue related to life quality is the balance between the employee’s personal and professional life. We are permanently concerned with the working hours, so that the contract time is not surpassed, guaranteeing that employees have time for their personal commitments and leisure.

In order to offer an appropriate environment and extra emotional support to employees, the Bank created in its Call Center at the Santa Cecília building, in the city of São Paulo, a room for winding down. It is a reserved room with a different infrastructure from all other Organization environments, offering comfort and material that help to relax and soften the impact caused by the day-to-day activities in and out of the call center. The room is available to all the employees of that section in case they go through situations related to psychological and emotional aspects.

Thus, we consider that the Bradesco Occupational Safety and Health System Management reassures the commitment to the safety and health of our employees, with the adoption of ergonomic management and awareness programs about the importance of safety and health in the work environment.

Benefits

Our management model is grounded on the belief in people.

We acknowledge the value of performance and people’s potential for accomplishments as being the foundation of Bradesco Organization’s business.

We know that in order to have a better performance, people need to have prospects and confidence in the future, their basic needs met, and their families’ well-being guaranteed. For that reason, we have put together a benefit package which, going well beyond the legal requirements, has the purpose of providing our employees and their families safety and comfort in the supply of their basic needs, professional development and special loan conditions for acquiring goods and properties.

This management strategy contributes to a healthier, more productive and participative work environment, providing conditions for great performance levels and better results.

The special benefits we provide to our employees constitute a factor of talent attraction and retention for the Organization, in addition to contributing to Banco Bradesco’s acknowledgment as one of the best companies to work for in Brazil.

Health and Dental Care Insurance

Our employees and their dependents have access to Health and Dental Care plans with premiums paid for in full by the Bank. The Healthcare Insurance includes non-traditional treatments, such as dialysis, organ transplants, acupuncture, homeopathy, myopia correction, GPR (Global Postural Re-education), heart valve, physiotherapy and treatment for AIDS (with reimbursement of expenses for medicine prescriptions).

The Dental Care Insurance includes preventive and surgical treatment, oral rehabilitation, child dentistry, endodontics, periodontology and prosthodontics. Implants are offered at costs lower than the market, by means of agreements.

From January to September 2007, there were 2,316,782 medical and hospital consultations and 453,256 dental consultations.

Supplementary Private Pension Plan

Bradesco makes available for all its employees a Supplementary Private Pension Plan, in which Bradesco contributes with 50% of the monthly installments, including in the 13th salary.

The plan guarantees coverage to the retiree, the retiree’s widow or widower and their children under the age of 21, or up to the age of 24, if they are undergraduates.

Group Life Insurance

All Bradesco’s employees have access to Group Life and Personal Accidents Insurance, with subsidized costs. The employees retired by INSS, who left the company without cause, are offered the option to maintain the policy, with subsidized costs.

Social Service and Psychological Assistance

Bradesco’s employees and their dependents are provided with follow-up of Social Service and Psychological Assistance under situations of need and emergency.

Services are offered in most varied situations: medical treatment, accidents, decease in the family and release of special loans.

Since January 2007, nearly 8.7 thousand social and psychological assistances were provided.

Such initiative shows Bradesco’s concern with its employees’ well-being when facing personal problems.

Snack Supply

Bradesco’s employees receive snacks on a free basis all working days.

From January to September 2007, we invested R$27.8 million, distributing approximately 19.7 million snacks.

Medicine

For the states of São Paulo and Rio de Janeiro, Bradesco offers agreements with the drugstores Drogasil and Drogasmil, for the acquisition of medicine at a cost lower than that practiced in the market.

Influenza Vaccination

Bradesco carries out an annual vaccination campaign against influenza, offering the vaccination free of charge to all its employees and at subsidized prices to their dependents. In the last campaign 54,098 doses of the vaccine were applied, with a cost higher than R$1.3 million.

Leisure Activities

Bradesco maintains in Cidade de Deus, in the city of Osasco, an area with swimming pools, racetrack, soccer field, basketball, volleyball, soccer, tennis and squash courts, destined to leisure and recreation activities to employees and their dependents.

Until September 2007, around 44.6 thousand people attended the facilities.

Social Loan

By means of Caixa Beneficente (Benefit Fund), the Company offers financial assistance to its employees, granting loans with subsidized fees, destined to emergency conditions, education expenditures, acquisition of orthopedic instruments, glasses, funerals, psychologists, psychiatrists and speech therapists, among others.

Credit Facilities for Acquisition of Computers, Vehicles, Real Properties and Personal Expenses

Bradesco offers loans to its employees with subsidized fees for acquisition of computers, vehicles and personal expenses. Employees and their first relatives may also finance the acquisition of residential real properties at lower interest rates.

Fee Exemption

The Bank exempts its employees to pay various fees, such as: check account maintenance, fee to open credit, issuance and annuity of credit and debit cards, financial transactions on teller machines, access to Fone Fácil, issuance of bank statements in electronic terminals and utilization of single check sheets.

Online Shopping Channel

The ShopFácil Funcionário is a special online shopping channel, through which Bradesco negotiates special discounts directly with various products suppliers. Partnerships are also executed with some stores, by means of which the employees have access to special prices and payment conditions.

Other Benefits provided for in the Collective Convention of Bank Employees:

• Transportation Voucher
• Meal Voucher
• Food Voucher
• Maternity/Paternity Leave
• Funeral Assistance
• Day Care/Baby Sitter Assistance
• Professional Requalification Allowance

Human Resources – September 2007

On September 30, 2007, Bradesco, including their subsidiaries, had 81,943 employees.

The following table presents the variation in the last periods:

	December					September

	2002	2003	2004	2005	2006	2007

Banco Bradesco	53,732	59,430	62,013	61,347	63,163	64,007
Subsidiaries	8,729	9,407	11,631	12,534	13,577	17,232
Bradesco Subtotal	62,461	68,837	73,644	73,881	76,740	81,239
Banco BCN	6,105	5,203	–	–	–	–
Subsidiaries	1,504	1,741	–	–	–	–
BCN Subtotal	7,609	6,944	–	–	–	–
Banco Mercantil	3,970	–	–	–	–	–
Subsidiaries	353	–	–	–	–	–
Mercantil Subtotal	4,323	–	–	–	–	–
Amex Brasil	–	–	–	–	442	–
Subsidiaries	–	–	–	–	2,124	–
Amex Subtotal	–	–	–	–	2,566	–
Banco BMC	–	–	–	–	–	595
Subsidiaries	–	–	–	–	–	109
BMC Subtotal	–	–	–	–	–	704
Total	74,393	75,781	73,644	73,881	79,306	81,943

We point out below some indicators of the human capital of Bradesco, in September 2007:

Gender		Age		Years of Service with Bradesco		Educational Background		Managerial Position

		Younger than 30	50%	Less than 5 years	42%
						High School	18%
Men	52%	From 31 to 40	28%	From 6 to 10 years	18%			Non-commissioned	51%
						University	81%
Women	48%	From 41 to 50	19%	From 11 to 20 years	24%			Commissioned	49%
						Other	1%
		Older than 50	3%	More than 20 years	16%

Personnel Expenses

In the first nine months of 2007, Bradesco’s personnel expenses reached R$4,749 million, including those related to remuneration, social charges, benefits, training, employees’ profit sharing, among others.

The following pie graph shows the percentage share of each item in relation to total Bradesco’s personnel expenses in the periods.

Breakdown of Personnel Expenses

Personnel Expenses by Business Segment

Training

Believing in people value and in the capacity of development of each individual is one of the values declared by the Organization, made feasible by means of a strong educational process comprising all staff, in all positions and activities developed, aiming at supporting people in their self development by means of a full strategic alignment, and motivating them to constantly seek their improvement.

The Staff Training Department is responsible for the training actions of Bradesco Organization and, by means of the “Bradesco Organization Training Management” process, was granted the NBR ISO 9001:2000 quality certification in December 2002 and the Company was certified again in December 2005. Thus it ensures an ongoing improvement of processes and the quality of actions of training, reinforcing its commitment to contributing to the development and appreciation of the staff and the employees.

Investments in educational actions focused on employees of Bradesco Organization increase each year and show the importance given to the team qualification as a competitive advantage to the success of its results. Among others, these aspects make Bradesco a Complete Bank, which respects the client and shows its various actions with transparency and credibility, reflecting the value added of being a Bank which invests the most in its staff qualification – and this justifies and makes the “120 reasons to be a Bradesco Client” become a real belief practiced by the Organization.

For 2007, a budget of R$69.9 million was made available, 28% higher than the average of investments made over the last 5 years, with the purpose of providing the continuity of the main training programs targeted at several areas of the Organization and implementing of new programs aimed at meeting corporate business strategies.

In this different context of knowledge management, Bradesco Organization has strongly invested in training programs that contribute to the strengthening of internal competences and to the development of talents, as a support to the mission described in the internal policy of people management:

“Recognizing that people are the sustaining basis of our business, we have as mission to attract, develop, recognize, manage, esteem and stimulate Bradesco

Organization’s talents, by means of the permanent construction of an integrated value relation among corporate activities.”

From January to September 2007, trainings had 775,831 participations in the several available media: TreiNet, Videotraining, Brochures and Presence Courses. 1,522 different courses were made available, and the investments were of approximately R$51 million.

Presence Courses

In the nine months of the year, there were more than 115 thousand participations in presence courses, mainly actions for Retail segment comprising nearly 34 thousand participants in several programs. We highlight the Client Management course, which comprises themes such as analysis of the profile, potential and needs of the portfolio for the adequate relationship management, planning of strategic actions and presentation of financial alternatives that may meet the clients’ expectations and that generate loyalty and increase of assets and results of branches.

We also point out the Loan in Retail program, in partnership with Sebrae, focused on loan analysis and grant for micro and small-sized companies, with a view to contributing with the financial growth and strengthening of such public in the competitive market. We also count on the Loan Business course, whose program was implemented for the Managers of Corporate Accounts, in the Retail segment, aiming at improving service, identifying the companies’ needs through a commercial approach, negotiating appropriate credit facilities, improving client loyalty and results in general, by providing the necessary knowledge and techniques for the ongoing expansion of business.

In the continuous search for excellence in the provision of our services, the courses “Assistance - A New Business View” and “Pre-Assistance Techniques” are specifically focused on the quality of assistance and on the preparation and awareness of the teams directly connected to the assistance of new clients. It is worth mentioning the “Assistance for Opening of Accounts and Businesses” course, which aims at training employees to conduct the business process with quality and professionalism, aiming at clients’ loyalty and the increase in branches’ results.

With the purpose of implementing enterprising actions and behaviors aligned to strategic goals and target programs of several segments, by identifying business opportunities and improvements in results, we continued to carry out the Enterprising Leadership program, in partnership with Ibmec, involving the participation of Regional Officers and Managers.

In 2Q07, a training course on Rural Loan was developed, provided by Agronomist Engineers, to the employees of branches which deal with this activity. The program comprised the credit facilities regulations and its operationalization, providing the appropriate compliance of these operations to the needs of clients of the agribusiness sector.

In this period we also carried out the Real Estate Loan program, which provided the qualification of branches’ employees to commercialization and operationalization demand of Real Estate Loan Product. The program comprised financing lines and their compliance regulations.

Other highlights are the courses destined to the branches’ managers of Prime and Retail segments, such as: Leadership and Technical Supplementary Qualification for Branches’ Managers – First Management, which improve the technical and behavioral competences required for this position; and the Coaching, Enterprising and Results Leadership Program, which prepares the professionals to perform as managers of teams in the current scenario, by absorbing the competences and instruments necessary to transform work groups into enterprising and winner teams, focused on leverage of businesses and higher corporate results.

As a supplement to the qualification process, we are currently developing the PAA (Advanced Service Branch) Managers Education Program, which increases the professionals view about the segment and market niche in which they are focused, so that they are able to identify and understand the specific needs and expectations of their clients, establishing service and business strategies and increasing results, by means of business planning. In its turn, the Programs of Basic Education for Corporate and Business Skills Development for Individuals have as purpose the specific education of professionals to perform in the commercial area, highlighting the development and improvement of knowledge and behaviors, which favor the proper relationship and the meeting of the clients’ needs.

Other action in progress is the Education Program for Assistant Managers of Individual and Corporate, which qualify the professionals of Retail branches, responsible for the education and operationalization of loan product processes, providing quality and efficiency of operations.

The process of qualifying Managers of the Prime segment included the Managerial Development Program which comprises, among other aspects, the improvement of the business and relationship management process, the optimization of funds and the leverage of results for the clients and segments. The first class of PDHN Prime – Business Skills Development Program – started in March and was concluded in May, reaching its initial goals of intensifying participants’ understanding of the Organization’s and Bradesco Prime’s culture, policies and core businesses, besides qualifying them for the development of future activities, through the honing of technical and behavioral skills / competences and the absorption of the appropriate methodologies for carrying out the financial consulting process. We also point out the courses of Stocks and Capital Markets, Investments, in addition to the Loan Products that rescue technical and commercial aspects essential to trading, so that clients see Bradesco as a Complete Bank.

As supplement to the qualification for the segment Prime, we made available the Coaching, Enterprising and Results Leadership Program and Business and Financial Consulting, for branches’ managers, and the Leadership and People Management Program, for administrative managers, which enable the professional improvement and the consolidation of their role as people managers and coach, so as to meet their goals by means of their teams.

We intensified the Business and Financial Consulting Program, developed by FIA, which qualified and trained the teams of Prime Relationship Managers with techniques and methodologies favoring the performance as financial and business consultant, identifying and stimulating the clients’ needs, aiming to present viable solutions or profitable investments, taking into account the ethical and social elements, as well as the focus on results for the client and the Organization. We launched the Agribusiness Program: Risk and Opportunity Identification, which increases the group knowledge on agribusiness market, its potential, current situation and future trends, developing the managers’ commercial view so that they perform the proper planning and follow-up of agribusiness business / results, focused on identification of opportunity and risk signals, as well as on the meeting the clients’ needs and expectations, in order to ensure the achievement of established goals for the segment.

For the Bradesco Empresas and Corporate segments, we recently launched the Business Strategic Vision and Strategic Finance Programs, which encourage the professionals to innovate their managerial practices before their challenges in the market, based on self-knowledge for an analysis of the institutional and organizational environments, and allow the conciliation between corporate theory and practice, focused on analysis, assessment and innovation in their activities.

In the Private segment, we started the second class of the preparatory program for the CFP (Certified Financial Planner) certification, whose purpose is to prepare 21 managers to do the exam. CFP certification is an honor and grants professionals international standard certifications of ethical conduct and service to the investor client. The program is focused on Investments and Risk Management, Supplementary Private Pension Plan and Insurance, Fiscal and Succession Planning and Financial and Ethical Planning.

The training actions to the Bank’s Departments and its Affiliated Companies were also shown by means of 77,392 attendances in several external and internal events, made available, respectively, by specialized companies, which offer vacancies to the general public and by specialized consultants, as well as teams of instructors and employees of the Organization.

We point out the training for Bradesco Seguros e Previdência, which involved 46,978 attendances and was continued in this year through the name brand UniverSeg – Universo do Conhecimento de Seguro (Insurance Knowledge Universe), consolidating new actions that reflect the strength of the project, such as: the beginning of the first class of the MBA in Business Management with a concentration on Insurance, in partnership with Ibmec-RJ, benefiting 30 professionals on management and superintendence levels; the First DGTO /Auto RE Seminar, which represented a competitive edge for the accomplishment of the company’s strategic objectives, as it approached the integration between the Managerial Technical/Operational Executive Board and the new purposes of Bradesco Auto/RE; and the Program for Managerial Improvement in Insurance and Pension Plans, with 214 class-hours, prepared in partnership with FIA/USP, with the aim of aligning knowledge and improving the Financial Administrative team for better performance and results.

The Program for Qualification of Production Assistants (task force) was continued, preparing 47 new Production Assistants, in addition to the Quality and Market Profile and Interpersonal Relationship Development programs for the basic staff of the Insurance Company.

We also concluded the first class of Qualification of Transportation Product Managers, strategic project of Bradesco Auto/RE, which aims at making the portfolio more profitable by means of the expansion and maintenance of great risk clients. This process required the individual qualification of 14 new professionals, during a 372 class-hours, as well as the Qualification and Improvement course – Health Production, destined to the preparation and improvement of professionals of Bradesco Saúde’s commercialization area.

The “From Broker to Broker – One Thousand Reasons to Sell Bradesco Seguro Auto” project reached the number of 600 brokers trained during this period. Later, this project should be elaborated again to focus the basic lines products. It is estimated to start at the end of the year.

We continued the basic product courses, such as Vehicle, Equipment, Residential, Corporate, Health, Applicable Sales and Communication & Professional Development, which aim at providing the brokers who commercialize Bradesco Seguros’ products, in the insurance market and in the Bank’s branches, with information that set our products apart from the competitors’ ones, as sales argument.

Specifically for the internal public, the programs for Strategic Communication, as well as technical, commercial and IT areas Seminars are being developed. These programs are focused on discussing each area’s guidelines jointly with the development of competences and skills by means of training. A program for managerial qualification of Bradesco Auto/RE professionals is also planned, in order to prepare them to assume branches as leaders.

The training for Bradesco Vida e Previdência (BVP) was focused on development of specific actions by segment/function. Previously it was destined only to executive superintendents and sale professionals, but now it comprises other publics, thus developing all BVP staff. We practiced actions, such as Qualification of New Secads, training for Business/Private branch products managers. We also invested in Anbid and LOMA certifications. We concluded the project Movere, which aims at developing competences of Learning Guidance, Strategic Vision and Planning, People Management and Leadership, for managers of the Central Management.

We also carried out the Relationship Management module professionals, responsible for the support to clients after the product is sold, so as to provide them practical tools, thus ensuring the excellence in the relationship management.

The assistance to the needs of Finasa was shown in managerial and operational programs, such as the Information Security Speech, which made participants aware of their roles in ensuring Information Security, and supported them with measures that allow the accomplishment of actions and do not jeopardize the image and reputation of the Organization, its employees and its clients.

For Finasa Private Label, we carried out the Success in Sales event, with the main purpose of allowing commercial supervisors, leaders and clerks to develop a proactive attitude towards clients, identifying opportunities to reach results, developing an attitude of initiative before adversities and an opportunity vision. That was a training course aimed at employees of Finasa’s partner, Comper.

In addition to these actions, we also carried out the Improving the CP Commercial Agent program, destined to employees from the Cooperative Coop. The program aims to align and standardize the assistance to personal loan client, taking advantage of the clients flow in branches, from the approach to the conclusion of the operation. It sets Finasa apart from the competitors and adds value to the product.

We continued the training actions included in the scheme of courses such as: CP Supervisor Qualification, Formalization and Control, Loan, Sales Management and Improving.

Regarding Sports segment of Finasa, we point out the course of Teachers Qualification, which aims at preparing the technical staff of Finasa Esportes, which comprises from trainers of sport practices to teachers, to also assume the role of transformation agents, inspiration and reference to the athletes. We also point out the Professional Image Treatment, which made athletes of Finasa Esportes in the children and junior categories aware of the importance of caring for their personal image, both in the physical aspects and in the virtual ones (relationship websites), getting to know the positive and negative consequences for the Project and for the Bradesco Organization. The Teachers Qualification course is carried out in modules, for we consider this method a way to accomplish more consistent results regarding change in attitudes. In this quarter, we carried out the second action, out of three planned for the year, involving 42 participants.

We also point out the training for Scopus Tecnologia employees, mainly two courses: the Supplementary Qualification for Stockers course, whose main objective is to promote the development of technical storage competences in all regions in Brazil, and the Consulting Service for Dell Computers Technicians course, which enabled the development of competences and abilities necessary for the rendering of a personal quality service to individuals who have Dell equipment.

We developed the OBB Plus Supplementary Qualification training, which aims to provide updated information to Scopus technicians on changes in the applicative and standardize information. In this process, 90 professionals representing all regions of the country were trained; they must pass the course content to the other technicians.

With the incorporation of American Express operations in Brazil, we promoted various training programs aiming at preparing employees recently incorporated for the transition process, stimulating the reflection and sensitiveness on acquired experiences, as well as qualifying leaders with knowledge and tools which make the change easy, thus improving the business results. Among events developed, we point out the Integration Program and the Managing Changes and Transitions course. We are developing new courses in accordance with Bradesco Organization standards, such as Sales and Negotiation Techniques for the Call Center in Uberlândia.

For Prof. Edmundo Vasconcelos Hospital (HPEV), we continued the Mais Project with coordinated actions to different employee levels. We are investing efforts to improve the quality of service rendered by employees to hospital’s users/clients according to the Hospital Hospitality concept, present since the beginning of Mais Project, in 2004. We planned trainings for nurses about Professional Attitude, which aims at generating good perception of service rendered to our clients, as well as the Use of Technology course, so as to prepare/sensitize the nursing staff to technological innovations which will be implemented in the hospital.

We are also investing in the Perceptive Communication program so that the employees’ first approach is efficient. The managers are involved with the Strategic Planning conducted by DTN and supported by the Training Department. The Strategic Planning suggestion was a result of the work carried out with this public since 2004, in which we develop the HPEV comprehension as a business unit. As a result of this work, the development of new projects, as well as the intensification of the current ones, is expected, thus strengthening the HPEV performance and results.

Since the establishment of Banco Bradesco de Investimento – BBI, the Training Department has tried to contribute to the process of developing competences necessary to the business. We developed trainings focused on improvement of the ability of presenting the Organization, so as to improve the BBI image in the market; we also developed the Sponsorship Abroad Program, which aims at increasing employees’ qualification and retention in several business areas of the Organization. We carried out the Oral Communication course, adapted to the Banco de Investimento reality, involving 20 participants.

Training for Information Technology areas continued this year, with the attendance of 7,119 professionals in technical training courses, aiming at improving storage performance and information availability to internal and external clients.

In addition, with a view to the ongoing improvement of IT methods and processes, we are qualifying other 20 professionals at the Methodology and Development course, which presents quality models and solutions for the development of software to be applied in internal processes.

The Project Management Program was continued, and there are currently 239 professionals undergoing training to be able to provide solutions ensuring quality to technology systems and obtain the PMP– Project Management Professional certification; 28 employees are already certified. As a competitive edge, the Software Quality Certification processes, presenting several software engineering techniques and concepts about product quality, have been continued, as it is a novel certification in the country, whose third class, in progress, is attended by 23 professionals who should join the 40 ones already certified. We also point out the Certification for Experts in Positions Points, which qualify employees to measure systems in accordance with standard technique in the international market; 62 employees are already certified. Currently we are training 52 employees for the certification exam.

Aligned to the IT Improvement Project, we have promoted leveling speeches on the new system architecture for approximately 400 professionals, in addition to carrying out technical/operational courses approaching themes on requirement collection, functional specification and ITIL, which aim at a faster and more effective service in identifying IT needs.

With the purpose of bringing forward the preparation and qualification of new professionals, generating a technical renovation and qualification atmosphere for operation in IT areas, we are promoting the IT Qualification Programs for trainees and interns. We currently have 70 trainees, coming from Fundação Bradesco, and 21 interns from renowned universities such as Poli-USP, Mackenzie, FEI and Mauá; 10 of them were effectively contracted.

With the purpose of seeking the improvement in IT and technological update, 107 professionals took part in the CIAB – Information Technology Congress and Exposition of Financial Institutions.

Lectures on Information Security, in partnership with Risk and Compliance Management Department, were carried out for professionals of the Business Technology Department, taking into account that this culture must be constantly strengthened, because they not only provide improvement in internal processes and controls related to the information assets concern, but also provide the dissemination of this culture in the premises where these professionals operate.

In order to qualify professionals in the best international market practices for the Business Analyst position, we are training 26 professionals of the Business Technology Department, based on the BABok (Business Analysis Body of Knowledge) manual. It is an innovative course in Brazil.

Also in IT areas, we started two classes of MBA in Corporate Management with a concentration on Business Technology, in partnership with FIA/USP, benefiting 66 professionals, which aims at qualifying them to managerial and business skills to operate in an integrated manner in the company scope, with domestic and foreign markets and the society.

Evolution of Presence Participation in the Last Quarters

Partnerships with Universities and Colleges

Since 1996, in partnership with educational institutions, such as FIA, FIPE, Fipecafi, FGV and Ibmec, 1,962 Bradesco’s employees obtained MBAs, Post-Graduate, Specialization and Masters Degree certificates, important for the maintenance of quality of information provided and for the qualification of the staff to be aligned with the most modern management practices.

This year, a class of the MBA in Controller (Fipecafi), three classes of the MBA in Banking Business (FGV) (two in São Paulo and one in Rio de Janeiro), two classes of the MBA in Online Banking Business (FGV – RJ), one class of the MBA in Bradesco Organization’s Processes Management (FIA), one class of the MBA in Foreign Trade and International Operations (FIPE), one class of the MBA in Business Management with a concentration in Insurance (Ibmec – RJ) and two classes of the MBA in Corporate Management with focus on Business Technology (FIA) are in progress, totaling 430 professionals from different areas of the Organization. One class of the MBA in Controller was concluded (Fipecafi).

Certification in Investment Products

Programs that prepare for the exam of Certification in Investment Products are in progress and are specially prepared for employees who need to obtain a certification, after study of the material previously made available. Up to September 2007, 2,494 professionals were certified.

The average approval index reached by Bradesco this year was 58.7%, while the market index stood at 51.9% . This fact consolidates the concern the Organization has to adequately prepare professionals and also the involvement shown by employees during the certification process.

These figures enabled the certification of 13,694 professionals directly involved in the assistance to clients of the Branches Network and to investors qualified in compliance with the Resolution no. 3,158/03, of the Brazilian Monetary Council.

Reason Challenge

In order to encourage the Bank’s employees to read, understand and absorb the 120 Reasons to be a complete client, the “Reason Challenge” (Desafio da Razão) program was created. It is a qualification program divided into three phases and involved, in the first one, all Bank’s employees, with the purpose of helping them to acquire 2.5 million new clients, by means of ethical, transparent and quality performance in services, which reflects our Organization’s posture in the ongoing search for the improvement of our products and services.

This large program was developed by means of TreiNet, comprising questions related to the 120 Reasons, as well as others related to corporate scope. It involved 44,000 professionals in the 1st phase and 3,059 employees in 2nd phase, classified according to the number of questions correctly answered within the shortest time.

The challenge ended with the 3rd and final phase, involving 50 professionals who stood out in the previous phases and, thus, had the opportunity to show all their knowledge and ability in an exciting contest in Cidade de Deus, in the city of Osasco, state of São Paulo.

Ethics

With a view at implementing the theme Ethics inside the Organization, several actions have been developed. Among them, we carried out an action by means of lectures on the theme “Ethics – Business and Life”, which involved more than 2 thousand employees of managerial level of all the Organization areas. With the participation of team managers, we continued to disseminate the ethical culture, which must be incorporated in the peoples’ actions and lives, in all roles performed on a daily basis, in both professional and personal scope.

TreiNet – Training through the Intranet/Internet

TreiNet, a special qualification tool that allows the dissemination of new knowledge indiscriminately and quickly to all the Organization’s staff, constitutes an important instrument of personal and professional development.

Bearing witness to that are the over 2.1 million participations in the 84 available courses since its implementation in 2000. In this year, seven new titles have been launched:

– Exchange and Foreign Trade – Export Concepts, the latter being the second course in the Exchange and Foreign Trade series, whose aim is providing information that may be useful to meet our clients’ requirements and prospecting new business in the Export operations;

– APF – Análise de Ponto de Função (Function Point Analysis) course, with the purpose of providing the trainees with a technique able to determine the size of a system project before developing it, besides assisting in the estimate of costs and resources, allowing a greater assertiveness in managing budgets for Information Technology projects;

– Integration to Finasa course, which promotes the employees integration to Finasa, as well as to Bradesco Organization, exploring from Bank’s origin and history and Finasa’s origin to its employees’ rights and obligations;

– Leasing course, which teaches employees what Leasing is, its characteristics, rules and procedures of Bradesco products, thus allowing the identification of business opportunities; it enables the branches to increase their product placement with the leverage of results;

– Accountability and Reimbursement Approval course, developed for the employees to understand the new accountability and small expenses process, travel for training, operational risk (excluding when traveling) and its main concepts;

– Overview on Systems Development Cycle course, developed as planned by the IT improvements project and its main focus is to inform employees of DDS, DPCD, DTN and DPIT Departments on all phases composing the Systems Development Cycle – Transactional, so they can be used in the projects; and

– Capital Markets course, containing the main concepts which show to employees the Capital Markets structure, by comprising the Brazilian Financial System (SFN), the regulatory environment and its main regulation and inspection agencies, as well as market agents which is comprised of Financial Institutions, under CVM supervision.

In August, the SA 8000 Challenge was carried out, by means of TreiNet. It is a quiz destined to employees who work in SA 8000 certified premises. Its main purpose was to motivate employees to take this theme to their everyday life in a casual and interesting manner, since a cheerful environment with challenges makes the experience motivating and efficient for all participants, in a corporate climate.

In English learning, on-line training has also been a competitive advantage, enabling the participation of around 1,000 employees in courses from basic to advanced level.

By means of Fundação Bradesco Portal, some TreiNet courses are available for clients who hold a Bradesco University Account. Moreover, by means of the website 100% broker of Bradesco Seguros e Previdência, TreiNet is also available for brokers and dealerships who sell the Organization’s insurance products.

Evolution of courses in TreiNet

Brochures and Videotraining

Based on the demands of Bradesco areas of standard and operational issues, with a view to employees’ awareness, in this period we have made five brochures available about the following themes:

– New Bradesco Statement, which disclosed and clarified the changes made in the statements, so that professionals who work directly with clients may promptly answer the possible doubts concerning the new model;

– Loan Operation with guarantee of Visa/Amex receivables, which guided branch employees in relation to the Receivables theme;

– Leasing, which guided branch managers about Leasing, its characteristics, advantages and arguments necessary to conquer and make clients loyal by means of the product;

– Rural Loan, which provided the branches’ employees with basic information on Rural Loan operations, mainly its modalities; and

– American Express Cards, which presented the main benefits, characteristics and advantages of each credit and purchase card, as well as useful arguments when selling, thus creating conditions for the employees to offer the proper product to each client profile.

Seven new video training courses were also launched:

– Social-environmental Responsibility – Sustainability, which raised employees’ awareness and drew their attention to the importance of social-environmental responsibility among us, so as to create a preservation culture;

– New Bradesco Statement, also available in brochure format;

– Market Conquest Platform, which aims at making managers aware of how to use a new research system to improve their client portfolio and increase the business volume;

– American Express Cards, by means of which we disclose and guide employees about American Express cards, specially the Organization’s commercial strategies and competitive advantages, as well as target-public, benefits and advantages for the clients and the Bank;

– Accessibility, which was aimed at raising employees’ awareness and drawing their attention to understand how to assist people with special needs;

– Real Estate Loan, which aims to guide and stimulate the branches’ employees concerning the real estate financing commercialization; and

– Opening of Accounts in Banco Postal, destined to Post Office employees so as to guide them on the opening of account, specially the process security.

Social and Corporate Responsibility

We continued with the projects that focus on human valuation, such as: Youth Apprentice Program, Young Citizen Program and Internship Programs with students from different universities, among them, the Bradesco Program – Unipalmares (Universidade Zumbi dos Palmares). These programs benefit youngsters in the beginning of their careers, with qualification, social inclusion, as well as personal and professional development. Also under this context, Bradesco developed preparatory training in Libras – Brazilian Language of Signs (the sign language for deaf-mute people), for employees providing direct services to disabled clients, including hearing impaired clients, in order to guarantee this public accessibility to our branches.

Evolution in Employee Participation in Training – thousands

Total Amount Invested in Training – R$ million

Fundação Bradesco – The Bradesco Organization’s Social Action

Background

Fundação Bradesco, a non-profit entity, headquartered at Cidade de Deus, Osasco-SP, was founded in 1956 and declared to be of Federal Public Utility by Decree no 86,238, on July 30, 1981.

Aware that education lies on the roots of equal opportunities and personal and collective fulfillment, Fundação Bradesco currently holds 40 schools installed as priority in the country's most underprivileged regions, in all Brazilian states and the Federal District.

Objectives and Goals

Through the innovative action of private social investment, the main mission of Fundação Bradesco is to provide formal quality education to children, young people and adults, so that they achieve personal fulfillment through their work and the effective exercise of citizenship.

Accordingly, the reach of Fundação Bradesco has been expanded yearly, increasing the number of enrolled students from 13,080 to 108,151 over the last twenty-five years. The schools of Fundação Bradesco run free education for Kindergarten, Primary School and High School, Continued and Preliminary Education of Workers as well as High School Technical Professional Education in IT, Electronics, Industry, Management and Agribusiness. Distance learning is also offered as part of the Youth and Adult Basic Education Equivalency programs via the Tele-education and the Virtual Classroom site.

Areas and Methods of Action

Basic Education

Basic Education comprises the Kindergarten, Elementary School (first to ninth grades) and High School, comprising more than 43.2% of all students on courses provided on a free basis by Fundação Bradesco each year. In addition, the students receive free school materials, uniforms, meals and health and dental care assistance.

Fundação Bradesco is always evaluating the contemporary learning trends and, therefore, is always bringing new challenges for learning practices so that the conclusions are spread throughout all school units and that propose ongoing interaction among them.

The schools are understood as a privileged environment for citizenship values and for regarding students as original, creative human beings and culture producer. Students learn through experiences in both school and society. Hence, their potential and needs to interact and reflect on the diversity of knowledge are approached in the classrooms.

Fundação Bradesco’s multi-disciplinary learning seeks to provide students with access to practical and theoretical cognitive content, based on the principle that the development process is both dialectic and constructive.

On this intent, Fundação Bradesco offers various continuing education opportunities to educators, including presence and distance education courses.

Concomitantly to teacher education, there is the production of teaching materials and resources. Books used by students from the 1st to the 5th year of Elementary School, Philosophy material for High School, CD-ROMs and DVDs for teachers with guidelines for their work.

Technical Professional Education

Based on the commitment of offering technical professional education capable of guaranteeing to the student the continuous right to develop their skills for a fruitful and social life, Fundação Bradesco is in consonance to a new model of technical education in force in Brazil. Bradesco structured the course syllabuses, prioritizing the demands from the market and the society from a brand new perspective, offering work preparation.

High School Technical Education

Based on the professional areas of Agribusiness, Management, Industry (Electronics) and Information Technology, a number of courses were developed and offered according to the specific needs of the communities in which the school units are located.

The syllabus of these courses aims to ensure a close relationship among work, knowledge and citizenship. The final target is to bring out creative, productive and business-minded citizens, as well as showing students the importance of permanent education.

Through offering students, who arise from underprivileged backgrounds, courses whose syllabus will facilitate their entry and re-entry into the labor market, Fundação Bradesco provides access to the emerging and fast-changing business world.

Preliminary and Continuing Qualification of Workers

Fundação Bradesco offers on a free of charge basis this mode of education, designed for the needs of update, qualification and re-qualification of workers with different school levels. There are more than 100 options for free courses, presenting flexible programs, in the same track of the labor market conditions, in the following professional areas: Management, Personal Image, (Fashion and Personal Beauty Care), Industry (Electrical, Electronics and Printing Technology), IT, Leisure and Social Development, Tourism and Hospitality (Tourism, Hospitality and Catering Services). In the Agribusiness Area, Fundação Bradesco offers courses which include Artificial Insemination techniques.

Youth and Adult Education

These students come from different regions but often have similar life histories and comprise in their majority, workers and housewives who were unable to attend or remain at school when they were supposed to. At Fundação Bradesco, they are given adult literacy courses and graduate at both Elementary and High School levels, apply for university entry, in order to improve their employment prospects and most importantly to increase their skills.

Youth and Adult Education courses are given in two segments: Youth and Adult Literacy and Tele-education for Elementary and High School Equivalency.

The Tele-education courses are offered in the own schools of the Fundação or on the premises of the companies that have entered into operating agreements with it, with flexible timetables to suit the different work shifts, once the classrooms are taken up to the companies, respecting the different working hours and avoiding the need for students to commute to the school units. Another reason for the good performance is related to the investments made by Fundação Bradesco in learning technology resources.

Developed for the parents of students who attend the schools of Fundação Bradesco, the Adult Literacy Course is structured around a socio-constructivist concept, whereby the student becomes an active subject in the learning process. The topics addressed during classes arouse interest and motivate learners, guaranteeing the success of the course.
The main purpose of the Fundação Bradesco is to prepare students to improve their life conditions, based on the acquisition of organized knowledge, since according to Bradesco’s philosophy education alone is capable of forming citizens who are participative and aware of their role in society.

Distance Learning – Virtual School

The e-learning “Virtual School” portal, maintained by Fundação Bradesco since 2001 in partnership with worldwide well-known content providers, enables the spread of service of its 40 schools to locations out of where they are placed.

Based on pedagogical mediation concept, in which the student is the main agent of his/her learning, the Virtual School currently offers 184 distance and hybrid education courses in the IT and communication area, teacher education and personal development, benefiting around 113 thousand students and teachers. The portal allows experience, knowledge and information exchange, through online tools, such as chats, congresses and conferences, which may comprise more than 150 thousand concurrent users.

Digital Inclusion

Fundação Bradesco promotes access to new information technologies to people who live near its schools by means of Digital Inclusion Centers (CIDs).

In addition to be a learning and professional qualification center, by offering short and long-term courses similar to those provided in Fundação Bradesco schools, CIDs also work as discussion forum of local problems, associated with companies in partnership with Bradesco Organization, Public Schools, Universities and Brazilian and Foreign Research Centers, such as Universidade de São Paulo – USP and Media Lab – MIT.

Currently, Fundação counts on 65 Digital Inclusion Centers which provided services to 66,312 users of different profiles, such as Indians, Afro-descendents, young people, elderly, as well as people living in urban and rural communities from all regions of Brazil.

Material Facts

On September 21, 2007, the Tree Day, five more mini-nurseries were inaugurated for the production of seedlings remaining from the Atlantic Forest, in the Schools of Jaboatão (state of Pernambuco), São João Del Rei (state of Minas Gerais), Feira de Santana and Salvador (state of Bahia) and Caucaia (state of Ceará), totaling 15 community environmental education and awareness units, making the partnership with Fundação SOS Mata Atlântica more effective. Fundação Bradesco’s teachers and students are provided with professional qualification by Fundação SOS Mata Atlântica so as to handle species and promote environmental and reforestation education actions in partnership with local social agents.

Fundação Bradesco supported the 3rd Foundations Meeting of São Paulo, carried out in this city, whose purpose is to discuss ways to strengthen the foundations’ representativeness before the government, society and means of communication.

Paragominas and Irecê School Units celebrated 30 years of activities, with the presence of local and state authorities who pointed out the importance of Fundação Bradesco’s work for the region development. Thirty years ago, Fundação Bradesco was established in these communities and since has graduated many students.

The Virtual School of Fundação Bradesco entered into a partnership with Fundação Lemann, with the purpose of sharing the “Management for School Success” and “Qualification for Educational Advisors” courses, which aims at contributing to the qualification of teachers and managers of the public and private schools, so as to achieve quality improvements in education and efficiency in the Brazilian school management.

Fundação Bradesco was also in the Exhibit Fiesp System of Social-environmental Responsibility, carried out by the Social Responsibility Committee (Cores) of the Industries Federation of the State of São Paulo (Fiesp). The event occurred at the Biennial Pavilion, at Ibirapuera Park, in São Paulo, and comprised three important themes: Sustainability, Environment and New Economy. Banco Bradesco was also in the event, reassuring the Organization’s commitment to sustainability and pointing out its initiatives in the social-environmental responsibility scope.

With the educational support of Fundação, Bradesco is sponsoring the expedition “From the Atlantic Ocean to Fog – A journey through Amazônia”, project which involved many professionals for a series of six reports, produced by TV Record to be broadcast through Domingo Espetacular television show. Three School Units of Fundação Bradesco located in the North Region took part in the shooting: Manaus-AM, Paragominas-PA and Macapá-AP. The expedition shows from the landscape of Ilha de Marajó beaches to the details of a climbing to Pico da Neblina. During three months of production, the team traveled more than 2,400 kilometers, from the Atlantic Ocean to Amazonas, Tapajós and Negro rivers.

Fundação Bradesco and companies leading the technology area carried out the International Forum of Sustainable Digital Inclusion. The event occurred at Bradesco Technology Institute – BIT, in Campinas, state of São Paulo, and gathered social entrepreneurs, NGO’s presidents and officers and private and governmental entities, as well as IT and communication companies involved in digital inclusion projects so as to share experiences and discuss on the impact of their actions for the digital inclusion sustainability in Brazil.

Fundação Bradesco, in partnership with Canal Futura, launched the 5th season of Feito à Mão program. The purpose of this new show is to stimulate the entrepreneurship and material reuse.

During the episodes, craftsmen show step-by-step how to use materials which would be discarded as raw material to create products valuing the Brazilian culture and contributing to income generation.

Fundação Bradesco took part in the 2007 International E-learning Congress Brazil, in São Paulo. With the theme “The School with no Limits and Digital Native Generation”, the event promoted the experiences told by students and teachers related to the use of technology in Campinas and Osasco schools, by means of tools such as ClassMate PC and Pocket PC in classrooms as an experience. The purpose of the meeting was to reflect on the leadership and technology influence in the teaching and learning processes.

Main Acknowledgments

2007 Social Intelligence Award: Fundação Bradesco was awarded in the “Education” category with the institutional case “Fundação Bradesco: 50 Years Dedicated to Education”.

VII Competition of Bands and Marching Bands of Vila Santa Isabel: Jardim Conceição, Osasco-SP School Unit ranked first in the “Choreographic Group” and “Baton Twirler” categories and third in the “Marching Band” category.

Teresina/PI School Unit was honored with the Medal for the Legislative Merit, granted by the City Council, due to the relevant services rendered to the city.

2007 IT Leaders Award: Fundação Bradesco ranked first in the “Education” category and fifth among the 100 outstanding technology leaders according to a research carried out in 2007.

2007 Brands & Leaders Diploma: granted to Fundação Bradesco due to its excellence and position as the most remembered brand of its segment, according to a research carried out in the city of Gravataí, state of Rio Grande do Sul.

João Ribeiro Medal: Fundação Bradesco, represented by its CEO, Mr. Lázaro de Mello Brandão, received the most important decoration from the Brazilian Academy of Literature, which pays homage to people and institutions from Brazil that provide outstanding services to the Brazilian culture.

Célio de Miranda Medal for the Merit: Paragominas-PA School Unit was honored due to relevant services rendered to the community and due to its 30 years of activities in the city.

Order for the Labor Judiciary Merit: created 37 years ago, the Order aims to pay homage to people or institutions that have outstanding actions in their activities and professions or provide relevant services to the country. Among the honorees, Mr. Mario Helio de Souza Ramos, Fundação Bradesco’ officer, received the Order, in the Commander level, from the president of the Superior Labor Court.

50th Scientist of Tomorrow Contest: during the 59th Annual Meeting of the Brazilian Society for the Science Progress – SBPC, in Belém, state of Pará, two projects of Fundação Bradesco were awarded as follows: IBECC-UNESCO Award: Project – “Analysis of the healing effect of mangabeira tree in the cattle”, of Canuanã-TO School Unit; and MEC Award: Project – “The whistle is the voice! The worker’s strike in 1968”, of Jardim Conceição – Osasco-SP School Unit.

Schools’ Location

The majority of the Fundação Bradesco’s educational units are located in the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students all over Brazil are given the opportunity to study at these schools.

Schools	Students	Schools	Students

Aparecida de Goiânia-GO	2,136	Macapá-AP	2,165
Bagé-RS	2,299	Maceió-AL	2,211
Boa Vista-RR	2,393	Manaus-AM	2,467
Bodoquena-MS	1,328	Marília-SP	3,234
Cacoal-RO	2,406	Natal-RN	2,202
Campinas-SP	4,045	Paragominas-PA	2,292
Canuanã-TO	1,646	Paranavaí-PR	1,818
Caucaia-CE	2,296	Pinheiro-MA	2,150
Ceilândia-DF	3,348	Propriá-SE	2,123
Cidade de Deus – Osasco-SP		Registro-SP	2,353
• Unit I	4,227	Rio Branco-AC	2,796
• Unit II	2,816	Rio de Janeiro-RJ	4,102
• Education Offices of Young People and Adults	7,735	Rosário do Sul-RS	1,186
• Preliminary and Continuing Qualification of Workers	3,897	Salvador-BA	2,075
Conceição do Araguaia-PA	2,447	São João Del Rei-MG	2,191
Cuiabá-MT	2,386	São Luis-MA	2,454
Feira de Santana-BA	953	Teresina-PI	2,368
Garanhuns-PE	1,048	Vila Velha-ES	2,070
Gravataí-RS	3,476
Irecê-BA	2,513
Itajubá-MG	2,760	(*) Forecast of service for 2007
Jaboatão-PE	2,605
Jardim Conceição – Osasco-SP	2,722
João Pessoa-PB	2,273
Laguna-SC	2,219	Total	108,231(*)

Fundação Bradesco – An Educational Project as large as Brazil

Financing

Funds for the financing of the activities of Fundação Bradesco derive from income, exclusive of its own Stockholders’ Equity.

Funds Applied in the last 10 years (*)	R$	1.271 billion
Funds Applied in 2006	R$	183.917 million
Funds Expected for 2007	R$	189.851 million

(*) in nominal value, equivalent to R$3.033 billion, restated by Selic/CDI rate until December 2006.

Courses – Grades

	Assistance Forecast
	for 2007

	Students	% of Total

Kindergarten	488	0.45
Elementary School	33,311	30.78
High School	13,188	12.19
Youth and Adult Education	21,705	20.05
Preliminary and Continuing Qualification of Workers	35,681	32.97
High School Technical Professional Education	3,858	3.56
Total	108,231	100.00

Student Profile – Reference: Service in 2006

Increase in the Number of Students

Social Report – 9-month period ended on September 30, 2007 and 2006

1) Calculation basis

	Nine months of 2007 – R$ thousand	Nine months of 2006 – R$ thousand

Net revenue (NR) (1)	13,431,905	11,850,652
Operating income (OI) (2)	7,776,218	6,731,502
Gross payroll (GP)	4,749,366	4,472,207

2) Internal social indicators

	R$ thousand	% on GP	% on NR	R$ thousand	% on GP	% on NR

Meals	402,658	8.5	3.0	368,978	8.2	3.1
Compulsory social charges	837,409	17.6	6.2	774,627	17.3	6.5
Private pension plans	232,864	4.9	1.7	222,854	5.0	1.9
Healthcare insurance	241,658	5.1	1.8	218,390	4.9	1.8
Occupational health and safety	–	–	–	–	–	–
Education	–	–	–	–	–	–
Culture	–	–	–	–	–	–
Professional qualification and training	51,041	1.1	0.4	39,049	0.9	0.3
On-site child care and child-care benefit	31,002	0.7	0.2	29,762	0.7	0.3
Employee profit sharing	372,787	7.8	2.8	344,736	7.7	2.9
Other	83,691	1.7	0.7	76,641	1.7	0.6
Total – Internal social indicators	2,253,110	47.4	16.8	2,075,037	46.4	17.4

3) External social indicators

	R$ thousand	% on OI	% on NR	R$ thousand	% on OI	% on NR

Education (*)	1,021	–	–	1,074	–	–
Culture	13,267	0.2	0.1	7,715	0.1	0.1
Health and basic sanitation	4,066	0.1	–	1,868	–	–
Sports	47	–	–	–	–	–
Prevention of hunger and food security	1,100	–	–	–	–	–
Other	9,153	0.1	0.1	7,011	0.1	0.1
Total contribution to society	28,654	0.4	0.2	17,668	0.2	0.2
Taxes (excluding social charges)	4,286,237	55.1	31.9	3,618,037	53.8	30.5
Total – External social indicators	4,314,891	55.5	32.1	3,635,705	54.0	30.7

4) Environmental indicators

	R$ thousand % on OI		% on NR	R$ thousand % on OI		% on NR

Investments related to company production/operation	–	–	–	–	–	–
Investments in external programs and/or projects	–	–	–	–	–	–
Total investments in environmental protection	–	–	–	–	–	–

As regards the establishment of "annual goals" for minimizing waste, general production/operation consumption and increasing the efficient use of natural resources, the company:	( ) has no established goals	( ) complies 51 to 75%		( ) has no established goals	( ) complies 51 to 75%
	( ) complies 0 to 50%	( ) complies 76 to 100%		( ) complies 0 to 50%	( ) complies 76 to 100%

5) Employees indicators

	Nine months of 2007	Nine months of 2006

Employees at the end of the period	81,943	78,319
Admissions during the period	7,607	6,093
Outsourced employees	7,556	7,818
Trainees/interns	961	864
Employees older than 45	7,940	7,159
Women employees	39,074	37,153
% of management positions held by women	43.1	42.0
Black employees	12,356	9,311
% of management positions held by blacks	14.1	12.7
Disabled employees or employees with special needs	1,000	800

6) Key information regarding the exercise of business citizenship

		9 months of 2007		Targets – 9 months of 2008

Ratio between maximum and minimum salary:		19.2

Total number of occupational accidents:		327

The company's social and environmental projects were	( ) directors	( x ) directors and	( ) all employees	( ) directors	( x ) directors and	( ) all employees
established by:		managers			managers

Occupational safety and health standards were defined by:	( ) directors	( ) all employees	( x ) all + Cipa	( ) directors	( ) all employees	( x ) all + Cipa

As regards freedom of trade union activities, collective bargaining	( x ) does not	( ) complies with	( ) encourages activities	( x ) does not	( ) complies with	( ) encourages activities
rights and internal employee representation, the company:	interfere	OIT rules	and complies with OIT rules	interfere	OIT rules	and complies with OIT rules

	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
Private pension plans are offered to:
		managers	employees		managers	employees

	( ) directors	( ) directors and	( x ) all	( ) directors	( ) directors and	( x ) all
The company's profit sharing plan is distributed to:
		managers	employees		managers	employees

When selecting suppliers, the ethical, social and environmental	( ) are not	( ) are suggested	( x ) are	( ) are not	( ) are suggested	( x ) are required
responsibility standards adopted by the company:	considered		required	considered

As regards the participation of employees in voluntary work	( ) does not interfere	( x ) gives support	( ) organizes and	( ) does not interfere	( x ) gives support	( ) organizes and
programs, the company:			encourages participation			encourages participation

Total number of consumer’s complaints and critics:	In company: 79,847	At Procon: 5,486	At court: 12,648	Prepare and make our employees aware, thus, reducing the number of complaints

% of complaints and critics solved:	In company: 100%	At Procon: 100%	At court: 27.2%	In company: 100%	At Procon: 100%	At court: 100%

Total added value to be distributed (in R$ thousand):	Nine months of 2007: R$14,442,974			Nine months of 2006: R$10,715,489

	31.0% government	28.7% taxpayers		29.2% government	39.5% taxpayers
Distribution of added value (DVA):
	14.8% stockholders	25.5% withheld		19.9% stockholders	11.4% withheld

7) Other information

The information contained in the Social Report was reviewed by PricewaterhouseCoopers Auditores Independentes.
* The information above does not include funds invested by Fundação Bradesco (one of Bradesco’s parent companies), which totaled R$167.1 million in 2005 and R$183.9 million in 2006.

(1) Net Revenue (NR) is considered Gross Income from Financial Intermediation.	N/D – Not available	N/A – Non-applicable.
(2) Adjusted by the extraordinary items present in page 13.

7- Report of Independent Auditors

Report of Independent Auditors on Limited Review of Supplementary Accounting Information presented in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility
(A free translation from the original in Portuguese)

To the Board of Directors
Banco Bradesco S.A.

1. In connection with our limited reviews of the Quarterly Information of Banco Bradesco S.A. and its subsidiaries (consolidated) as of September 30, 2007 and 2006, on which we issued a report without exceptions dated November 1, 2007, we carried out a limited review of the supplementary accounting information contained in the Report on Economic and Financial Analysis and in the Statement of Social Responsibility.This supplementary information was prepared by the Bank’s management for the purpose of additional analysis and is not a required part of the quarterly information.

2. Our work was carried out in accordance with the specific standards established by the Institute of Independent Auditors of Brazil – IBRACON, in conjunction with the Federal Accounting Council – CFC, for the purpose of reviewing the supplementary accounting information described in paragraph one and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank and its subsidiaries with regard to the main criteria used for the preparation of this additional accounting information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our limited review, we are not aware of any material modifications which should be made to the supplementary information referred to above, in order that such information be fairly presented, in all material respects, in relation to the Quarterly Information taken as a whole, referred to in paragraph one.

4. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized during the third quarter of 2007 and in 2006.

São Paulo, November 1, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

8 - Financial Statements, Independent Auditors' Report
and Report of the Fiscal Council

Management Report

Dear Stockholders,

We are pleased to present the Consolidated Financial Statements of Banco Bradesco S.A. for the period ended September 30, 2007, pursuant to the Brazilian Corporate Law.

Among the material events in the period at Bradesco Organization, we point out the following:

  on August 24, the Meeting which approved the proposal to merge the totality of stocks representing the Capital Stock of Banco BMC S.A., changing it into a wholly-owned subsidiary of Bradesco. For each BMC’s stock, owned by stockholders, 0.086331545 fraction of Bradesco’s stock was granted, of which 0.043166014 is a fraction of common stock and 0.043165531 is a fraction of preferred stock;

  on September 6, Bradesco was selected to take part, for the second consecutive year, in the Dow Jones Sustainability World Index (DJSI), the New York Stock Exchange indicator listing the best companies worldwide regarding the adoption of good corporate governance practices, transparency, ethics, and social-environmental responsibility;

  on September 17, Bradesco concluded the construction of the building housing its new IT Center.The building, featured by modern structure and prepared to accommodate one of the most modern and enterprising IT centers of the world, is one of the actions comprising the IT improvement Project, which intends to turn Bradesco into a benchmark in terms of technology applied to the banking activity;

  on October 2, Bradesco entered into a partnership with Banco de Chile for fund management by means of its respective managing companies Bram – Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários and Banchile Administradora General de Fondos S.A. This partnership will enable them to jointly develop investment products with the purpose of offering new business opportunities and gains in synergy through the union of their specialties.

From January 1 to September 30, 2007, Bradesco recorded Net Income of R$5.817 billion, equivalent to R$2.88 per stock, and annualized profitability of 32.62% on the average Stockholders’ Equity (*). The annualized return on Total Assets was 2.45% compared to 1.84% on the same period of the previous year.

Taxes and contributions amounted to R$5.124 billion, equivalent to 88.09% of adjusted Net Income, including paid or accrued pension taxes and contributions, resulting from the main activities carried out by Bradesco Organization in the first nine months of the year.

The strict control of administrative expenses combined with the permanent effort for the increase in revenues results in the improvement of the Operating Efficiency Ratio – IEO, accumulated for 12 months, from 42.43% in September 2006 to 41.77% on September 30, 2007.

At the end of the quarter, the paid-up Capital Stock was R$19 billion, including the R$789.559 million increase due to the issuance of new stocks to stockholders of Banco BMC S.A., and the R$210.441 million increase due to the capitalization of part of the “Profit Reserve – Legal Reserve” account balance, without issuance of stocks, resolved at the Meeting held on August 24 and approved by the Brazilian Central Bank on September 28. Added up to Equity Reserves of R$10.214 billion, it comprised the Stockholders’ Equity of R$29.214 billion, with an evolution of 34.17% compared to the same period of the previous year, corresponding to the equity value of R$14.47 per stock.

The Managed Stockholders’ Equity represents 9.25% of the consolidated Assets, which added up to R$317.648 billion, an increase of 30.62% over September/2006. Thus, the capital adequacy ratios reached 16.25% in the financial consolidated and 14.20% in the economic-financial consolidated, therefore higher than the minimum of 11% set forth by Resolution 2,099, as of 8.17.1994, of the National Monetary Council, in conformity with the Basel Committee. At the end of the quarter, the stockholders' equity to fixed assets ratio, compared to the Consolidated Reference Stockholders’ Equity, was 48.94% in the financial consolidated and 14.72% in the economic-financial consolidated, placed in the maximum limit of 50%.

In compliance with the provisions in Article 8 of Circular 3,068, as of 11.8.2001, of the Brazilian Central Bank, Bradesco states it has financial capacity and intention to hold to maturity securities rated in the “securities held to maturity” category.

On September 30, the global volume of funds raised and managed by Bradesco Organization totaled R$452.698 billion, 26.26% higher than the same period of the previous years, namely:

• R$155.357	billion in Demand Deposits, Time Deposits, Interbank Deposits, Other Deposits, Open Market and Savings Accounts;

• R$167.587	billion in assets under management, comprising Investment Funds, Managed Portfolios and Quotas of Third-Party Funds, a 19.51% growth compared to September/2006;

• R$68.742	billion recorded in the Foreign Exchange Portfolio, Borrowings and Onlendings, Own Working Capital, Tax Payment and Collection of Related Taxes, Funds From Issuance of Securities, Subordinated Debt in the country and Other Fundings;

• R$55.319	billion recorded in Technical Provisions for Insurance, Supplementary Private Pension Plans and Certificated Savings Plans, with an increase of 21.00% when compared to the previous year;

• R$5.693	billion in Foreign Funding, by means of public and private issuances, Subordinated Debt and Securitization of Future Financial Flows, representing US$3.096 billion.

At the end of the period, loan operations recorded a balance of R$116.357 billion, including in this amount:

• R$6.210	billion in Advances on Foreign Exchange Contracts, for a total Portfolio of US$7.999 billion of Export Financing;

• US$1.271	billion of operations in Import Financing in Foreign Currencies;

• R$6.319	billion in Leasing;

• R$9.008	billion in businesses in the Rural Area;

• R$43.808	billion in Consumer Financing;

• R$11.272	billion referring to onlending operations of external and internal funds, mainly coming from BNDES – Brazilian Development Bank.

For the activities of Real Estate Loan, the Organization destined funds for house construction and acquisition in the amount of R$2.747 billion from January to September 2007, corresponding to 23,960 properties. Another service made available by Bradesco was the website www.bradescoimoveis.com.br for consultations on the sale of properties by developers and real estate agencies which are partners of the Bank.

Concerning the Capital Markets area, Bradesco, through Banco Bradesco BBI S.A. and to support the capitalization of companies, intermediated primary and secondary operations of stocks, debentures, promissory notes, and operations of Credit Right Investment Funds, which totaled, in the first nine months of 2007, R$17.338 billion, corresponding to 19.11% of the total volume of issuances registered at the CVM – Brazilian Securities and Exchange Commission. The Bank was also highlighted in Mergers and Acquisitions, Project Financing, Structured Operations and Treasury, taking care of the structuring, origination, distribution and asset management businesses, and clients’ financial flows and inventories.

Grupo Bradesco de Seguros e Previdência stood out in the Insurance, Supplementary Pension Plans and Certificated Savings Plans areas, recorded on September 30 a Net Income of R$1.773 billion and Stockholders’ Equity of R$8.885 billion. Net premiums issued reached R$15.304 billion, with a 14.55% growth compared to the same period of the previous year.

Bradesco Organization’s Network, made available for clients and users, on September 30, was comprised of 25,186 outlets with 24,911 machines of Bradesco Dia&Noite (Day&Night) ATM Network, 24.429 of them working even on the weekends and holidays. In addition, more 3,827 machines of Banco24Horas (24-hour Bank) were made available for Bradesco clients for withdrawal operations, issuance of statements and balance consultation:

3,067	Branches in the country (3,050 of Bradesco, 15 of Banco BMC, 1 of Bradesco BBI and 1 of Banco Finasa);

5	Branches Overseas, 1 in New York, 2 in Grand Cayman (Bradesco and BMC) and 2 in Nassau, in Bahamas (Bradesco and Boavista);

5
Subsidiaries Overseas (Banco Bradesco Argentina S.A., in Buenos Aires, Banco Bradesco Luxembourg S.A., in Luxembourg, Bradesco Securities, Inc., in New York, Bradesco Services Co., Ltd., in Tokyo and Cidade Capital Markets Ltd., in Grand Cayman);

5,753	Banco Postal Branches;

10,657	Bradesco Expresso Outlets;

2,659	Corporate Site Branches;

2,652	Outplaced Terminals of Bradesco Dia&Noite (Day&Night) ATM Network;

388
Branches of Finasa Promotora de Vendas, a company present in 19,563 car dealers and 20,736 stores trading furniture and home décor, auto parts, information technology programs and equipment, home building material, tires, tourism, and telephony, among others.

In the quarter, it is worth mentioning that Bradesco Organization, in compliance with Instruction no. 381, issued by the Brazilian Securities and Exchange Commission, neither contracted nor had services rendered by PricewaterhouseCoopers Auditores Independentes unrelated to the independent audit in levels higher than 5% of total costs thereof. The policy adopted complies with the principles preserving the auditor’s independence, pursuant to the internationally accepted criteria, such as: the auditor shall neither audit his own work, nor perform management duties with his client or promote his interests.

We point out the following ratings attributed to Bradesco in the quarter:

  Moody’s Investors Service increased Bradesco’s credit risk rating for long-term deposits in foreign currency, from “Ba3” to “Ba2”, and the rating for perpetual subordinated bonus in foreign currency of Bradesco Grand Cayman, from “Ba1”to “Baa3”, now classifying it as investment grade;

  Management & Excellence increased Bradesco’s Corporate Governance rating from AA- to AAA+, making Bradesco the only Latin American bank to obtain the highest Corporate Governance rating;

  Austin Rating, through its Risk Rating Committee, maintained Bradesco’s AAA rating due to its strong financial position in the Market.

In the social area, the Organization, with the purpose of contributing to the improvement of education in Brazil, is mainly focused on the educational and assistance work developed for more than 50 years by Fundação Bradesco, aimed at the education of low-income children, young people and adults. Through its own 40 schools set up in all Brazilian States and in the Federal District, Fundação Bradesco has already graduated and qualified more than 662 thousand students in Elementary School, High School Technical Professional Courses, Adult and Youth Education Courses, and Initial and Continuing Education of Workers, in the country’s largest private program for investment in social education. This year, with a planned budget of R$189.851 million, Fundação Bradesco will provide free quality education to more than 108 thousand students, of whom over 50 thousand are elementary students and will also receive free food, medical and dental assistance, uniforms and school supplies.

It is worth pointing out Bradesco’s support to Finasa Esportes Project, with volleyball and basketball training centers at Fundação Bradesco in Osasco, SP, and in local schools and sports centers in the city. It currently assists 3,000 girls from 9 to 18 years of age.In the Human Resources area, the Bank has emphasized each year the evolution of training programs aimed at the qualification and development of the staff, with a view at always offering excellent services to Bradesco’s Clients. From January to September, 1,522 courses were carried out, with 775,831 participations. The assistance benefits aimed at the improvement of the quality of life, well being and safety of the employees and their dependents comprised 177,615 lives, at the end of the quarter.

The results achieved reaffirm Bradesco’s efforts to always offer the best. For the achievements and advances reached, we thank our stockholders and clients for their support and trust, and our employees for their dedicated and efficient work.

Cidade de Deus, November 1, 2007.

Board of Directors and
Board of Executive Officers

(*) It does not consider the mark-to-market effect of Securities Available for Sale recorded in Stockholders’ Equity.

Consolidated Balance Sheet – R$ thousand	(A free translation from the original in Portuguese)

Assets	2007		2006

	September	June	September

Current assets	248,684,558	226,260,443	179,391,215
Funds available (Note 6)	4,100,286	4,915,684	3,947,307
Interbank investments (Notes 3b and 7)	39,169,085	26,764,922	33,945,665
Investments in federal funds purchased and securities sold under agreements to repurchase	33,682,460	22,968,129	27,757,919
Interbank deposits	5,486,962	3,796,898	6,187,773
Allowance for losses	(337)	(105)	(27)
Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	94,065,610	89,682,980	50,691,831
Own portfolio	75,061,017	71,854,299	48,748,054
Subject to repurchase agreements	6,387,867	7,823,704	430,306
Derivative financial instruments	2,122,255	1,982,501	495,997
Restricted deposits – Brazilian Central Bank	3,492,145	5,279,051	182,083
Subject to collateral provided	3,904,319	2,741,169	835,391
Securities purpose of unrestricted purchase and sale commitments	3,098,007	2,256	–
Interbank accounts	20,470,276	19,714,577	17,434,782
Unsettled receipts and payments	438,073	394,194	388,405
Restricted credits: (Note 9)
– Restricted deposits – Brazilian Central Bank	19,989,155	19,277,486	16,992,847
– National treasury – rural credit	578	578	578
– SFH	5,699	9,793	8,657
Interbank onlendings	–	2,940	–
Correspondent banks	36,771	29,586	44,295
Interdepartmental accounts	89,708	138,761	120,170
Internal transfer of funds	89,708	138,761	120,170
Loan operations (Notes 3e, 10 and 32b)	59,834,389	57,272,937	50,197,314
Loan operations:
– Public sector	74,476	64,870	103,049
– Private sector	64,864,097	62,128,091	54,499,653
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(5,104,184)	(4,920,024)	(4,405,388)
Leasing operations (Notes 2, 3e, 10 and 32b)	2,552,840	2,144,310	1,658,568
Leasing receivables:
– Public sector	47,956	31,212	43,114
– Private sector	4,663,085	4,033,882	3,228,289
Leasing receivables	(2,053,695)	(1,833,416)	(1,544,112)
Allowance for leasing doubtful accounts (Notes 3e, 10f, 10g and 10h)	(104,506)	(87,368)	(68,723)
Other receivables	26,721,100	24,208,600	20,181,052
Receivables on sureties and guarantees honored (Note 10a-2)	1,879	1,055	15
Foreign exchange portfolio (Note 11a)	11,620,984	12,047,077	8,620,302
Receivables	197,995	204,707	220,705
Negotiation and intermediation of amounts	572,486	151,994	412,324
Insurance premiums receivable	1,403,833	1,240,568	1,180,921
Sundry (Note 11b)	13,009,823	10,642,064	9,819,647
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(85,900)	(78,865)	(72,862)
Other assets (Note 12)	1,681,264	1,417,672	1,214,526
Other assets	384,172	366,972	372,169
Provision for devaluations	(177,329)	(181,473)	(191,732)
Prepaid Expenses (Note 3g and 12b)	1,474,421	1,232,173	1,034,089
Long-term receivables	65,423,906	60,809,545	60,087,083
Interbank investments (Notes 3b and 7)	686,766	629,360	416,964
Investments in federal funds purchased and securities sold under agreements to repurchase	162,150	48,633	–
Interbank deposits	524,616	580,727	416,964

Assets	2007		2006

	September	June	September

Securities and derivative financial instruments (Notes 3c, 3d, 8 and 32b)	14,032,383	13,894,407	22,330,037
Own portfolio	8,602,448	8,300,016	17,629,194
Subject to repurchase agreements	2,795,827	3,032,212	1,940,449
Derivative financial instruments	557,135	459,596	28,746
Restricted deposits – Brazilian Central Bank	1,175,092	1,049,011	1,185,566
Privatization currencies	87,841	89,729	70,387
Subject to collateral provided	814,040	963,843	1,475,695
Interbank accounts	407,606	403,446	393,762
Restricted credits: (Note 9)
– SFH	407,606	403,446	393,762
Loan operations (Notes 3e, 10 and 32b)	36,359,062	32,735,751	26,280,022
Loan operations:
– Public sector	716,764	786,274	699,842
– Private sector	37,650,808	33,789,728	27,163,760
Allowance for doubtful accounts (Notes 3e, 10f, 10g and 10h)	(2,008,510)	(1,840,251)	(1,583,580)
Leasing operations (Notes 2, 3e, 10 and 32b)	3,547,754	2,518,251	1,771,508
Leasing receivables:
– Public sector	83,789	108,044	102,399
– Private sector	6,218,836	4,602,352	3,479,564
Unearned income from leasing	(2,640,482)	(2,094,024)	(1,733,800)
Allowance for leasing doubtful accounts (Notes 3e, 10f, 10g and 10h)	(114,389)	(98,121)	(76,655)
Other assets	9,475,385	9,913,635	8,235,947
Receivables	1,497	1,727	1,623
Negotiation and intermediation of amounts	770,229	361,751	58,602
Sundry (Note 11b)	8,714,501	9,558,032	8,183,707
Allowance for other doubtful accounts (Notes 3e, 10f, 10g and 10h)	(10,842)	(7,875)	(7,985)
Other assets (Note 12)	914,950	714,695	658,843
Other assets	7,923	7,956	8,174
Provision for devaluations	(1,043)	(1,043)	(765)
Prepaid expenses (Note 3g and 12b)	908,070	707,782	651,434
Permanent assets	3,539,039	3,498,204	3,713,339
Investments (Notes 3h, 13 and 32b)	604,764	585,130	1,019,427
Ownership in affiliated companies:
– Local	443,887	426,954	404,365
Other investments	521,061	518,256	1,015,915
Allowance for losses	(360,184)	(360,080)	(400,853)
Property, plant and equipment in use (Notes 3i and 14)	2,195,817	2,187,522	2,067,028
Buildings in use	1,018,183	1,046,863	1,062,948
Other property, plant and equipment in use	4,275,698	4,149,052	3,977,945
Accumulated depreciation	(3,098,064)	(3,008,393)	(2,973,865)
Leased assets (Note 14)	12,695	28,162	15,109
Leased assets	21,045	40,468	33,238
Accumulated depreciation	(8,350)	(12,306)	(18,129)
Deferred charges (Notes 2, 3j and 15)	725,763	697,390	611,775
Organization and expansion costs	1,760,250	1,682,630	1,533,796
Accumulated amortization	(1,034,487)	(985,240)	(922,021)
Total	317,647,503	290,568,192	243,191,637
The Notes are an integral part of the Financial Statements.

Liabilities	2007		2006

	September	June	September

Current liabilities	194,509,785	176,484,612	139,901,112
Deposits (Notes 3k and 16a)	64,519,425	60,920,925	54,363,143
Demand deposits	22,133,916	21,019,183	17,598,600
Savings deposits	30,231,187	28,405,401	25,415,133
Interbank deposits	197,100	230,980	172,912
Time deposits (Note 32b)	11,266,468	10,679,982	10,885,657
Other deposits	690,754	585,379	290,841
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	48,432,303	35,828,113	21,295,955
Own portfolio	14,859,997	14,425,417	4,226,432
Third-party portfolio	25,867,831	19,350,502	17,067,469
Unrestricted portfolio	7,704,475	2,052,194	2,054
Issuance of securities (Notes 16c and 32b)	2,438,316	2,346,765	1,778,268
Exchange acceptances	472	1,907	–
Mortgage notes	874,160	871,072	854,692
Debentures (Note 16c-1)	123,067	49,154	156,757
Securities issued abroad	1,440,617	1,424,632	766,819
Interbank accounts	194,536	164,646	173,892
Correspondent banks	194,536	164,646	173,892
Interdepartmental accounts	1,570,175	1,761,699	1,739,834
Third-party funds in transit	1,570,175	1,761,699	1,739,834
Borrowings (Notes 17a and 32b)	7,076,467	6,273,999	5,449,813
Local borrowings – official institutions	189	211	293
Local borrowings – other institutions	358	349	67,189
Borrowings abroad	7,075,920	6,273,439	5,382,331
Local onlendings – official institutions (Notes 17b and 32b)	5,508,897	5,417,227	4,238,106
National treasury	37,273	33,550	95,885
BNDES	2,754,217	3,094,530	1,968,926
CEF	13,708	12,264	9,883
Finame	2,703,187	2,276,222	2,162,739
Other institutions	512	661	673
Foreign onlendings (Notes 17b and 32b)	4,416	5,513	341
Foreign onlendings	4,416	5,513	341
Derivative financial instruments (Notes 3d and 32)	2,053,551	1,987,392	503,301
Derivative financial instruments	2,053,551	1,987,392	503,301
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	39,517,398	40,000,201	33,607,135
Other liabilities	23,194,301	21,778,132	16,751,324
Collection and collection of taxes and other contributions	1,719,902	1,566,436	1,588,482
Foreign exchange portfolio (Note 11a)	6,090,732	6,405,313	3,290,222
Social and statutory payables	1,626,967	1,311,757	881,272
Fiscal and social security (Note 20a)	2,352,283	2,346,141	2,426,705
Negotiation and intermediation of amounts	457,195	142,051	251,648
Financial and development funds	6,235	1,137	2,051
Subordinated debts (Notes 19 and 32b)	398,186	55,113	114,332
Sundry (Note 20b)	10,542,801	9,950,184	8,196,612

Liabilities	2007		2006

	September	June	September

Long-term liabilities	93,574,202	86,333,196	81,288,308
Deposits (Notes 3k and 16a)	22,216,644	21,679,693	24,490,025
Time deposits (Note 32b)	22,216,644	21,679,693	24,490,025
Federal funds purchased and securities sold under agreements to repurchase (Notes 3k and 16b)	20,188,606	17,927,833	14,967,873
Own portfolio	20,188,606	17,927,833	14,967,873
Funds from issuance of securities (Notes 16c and 32b)	4,159,093	4,298,383	4,318,994
Exchange acceptances	199	5,020	–
Mortgage notes	5,301	4,082	12,335
Debentures (Note 16c-1)	2,552,100	2,552,100	2,552,100
Securities issued abroad	1,601,493	1,737,181	1,754,559
Borrowings (Notes 17a and 32b)	228,835	265,969	316,750
Local borrowings – official institutions	345	405	555
Borrowings abroad	228,490	265,564	316,195
Local onlendings – official institutions (Notes 17b and 32b)	7,916,709	7,202,307	6,635,097
National treasury	560	–	–
BNDES	3,373,576	2,923,731	3,295,608
CEF	81,542	71,987	58,655
Finame	4,460,109	4,205,641	3,279,476
Other institutions	922	948	1,358
Derivative financial instruments (Notes 3d and 32)	278,014	136,796	4,879
Derivative financial instruments	278,014	136,796	4,879
Technical provisions for insurance, private pension plans and certificated savings plans (Notes 3l and 21)	15,801,476	12,899,313	12,111,573
Other liabilities	22,784,825	21,922,902	18,443,117
Social and statutory	–	138	–
Fiscal and social security (Note 20a)	8,050,721	7,278,559	4,997,649
Negotiation and intermediation of amounts	–	7,258	17,751
Subordinated debts (Notes 19 and 32b)	13,042,747	13,147,870	11,652,801
Sundry (Note 20b)	1,691,357	1,489,077	1,774,916
Future taxable income	173,252	173,303	172,941
Future taxable income	173,252	173,303	172,941
Minority interest in subsidiaries (Note 22)	176,652	62,557	55,921
Stockholders' equity (Note 23)	29,213,612	27,514,524	21,773,355
Capital:
– Local residents	17,741,243	16,756,490	12,007,879
– Foreign residents	1,258,757	1,243,510	992,121
Capital reserves	55,624	55,459	36,550
Profit reserves	8,453,706	7,596,750	7,875,574
Mark-to-market adjustment – TVM and derivatives	1,804,785	1,937,589	901,786
Treasury stock (Notes 23e and 32b)	(100,503)	(75,274)	(40,555)
Stockholders' equity managed by parent company	29,390,264	27,577,081	21,829,276
Total	317,647,503	290,568,192	243,191,637
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Income – R$ thousand	(A free translation from the original in Portuguese)

	2007			2006

	3rd Quarter	2nd Quarter	September	September

Revenues from financial intermediation	10,488,228	10,531,395	30,544,734	28,379,507
Loan operations (Note 10j)	5,315,114	4,994,278	15,245,751	14,942,366
Leasing operations (Note 10j)	248,354	192,700	632,871	460,362
Operations with securities (Note 8f)	1,716,378	1,779,613	4,977,715	4,373,865
Financial income on insurance, private pension plans and certificated savings plans (Note 8f)	1,889,168	2,001,085	5,575,397	5,047,213
Derivative financial instruments (Note 8f)	892,982	1,105,847	2,763,471	1,912,434
Foreign exchange transactions (Note 11a)	121,888	143,305	414,457	631,596
Compulsory deposits (Note 9b)	304,344	314,567	935,072	1,011,671
Expenses from financial intermediation	6,141,883	5,516,782	17,112,829	16,528,855
Market funding operations (Note 16e)	3,158,699	2,731,654	8,774,993	8,983,735
Price-level restatement and interest on technical provisions for insurance,
private pension plans and certificated savings plans (Note 16e)	1,188,122	1,096,964	3,328,675	2,866,294
Borrowings and onlendings (Note 17c)	354,384	341,203	1,060,170	1,450,325
Leasing operations (Note 10j)	2,373	2,997	7,061	6,029
Allowance for doubtful accounts (Notes 3e, 10g and 10h)	1,438,305	1,343,964	3,941,930	3,222,472

Gross income from financial intermediation	4,346,345	5,014,613	13,431,905	11,850,652

Other operating income (expenses)	(2,415,535)	(2,243,503)	(6,263,563)	(7,536,748)
Fee and commission income (Note 24)	2,742,006	2,608,536	7,909,730	6,474,130
Insurance, private pension plans and certificated savings plans retained
premiums (Notes 3l and 21d)	4,146,188	3,842,668	11,594,827	10,552,657
Net premiums issued	5,448,219	5,054,748	15,304,075	13,359,756
Reinsurance premiums and redeemed premiums	(1,302,031)	(1,212,080)	(3,709,248)	(2,807,099)
Variation in technical provisions for insurance, private pension plans and
certificated savings plans (Note 3l)	(1,321,789)	(1,097,267)	(3,082,271)	(1,946,372)
Retained claims (Note 3l)	(1,488,084)	(1,503,530)	(4,419,500)	(4,475,243)
Certificated savings plans draws and redemptions (Note 3l)	(345,729)	(352,506)	(999,278)	(878,242)
Insurance, private pension plans and certificated savings plans selling
expenses (Note 3l)	(273,375)	(261,961)	(795,169)	(754,006)
Private pension plans benefits and redemptions expenses (Note 3l)	(508,870)	(512,070)	(1,733,504)	(1,818,708)
Personnel expenses (Note 25)	(1,640,132)	(1,649,408)	(4,749,366)	(4,472,207)
Additional provision for labor proceedings (Note 18b)	–	–	–	(308,875)
Other administrative expenses (Note 26)	(1,755,090)	(1,644,146)	(4,938,736)	(4,198,756)
Tax expenses (Note 27)	(624,982)	(619,023)	(1,855,909)	(1,607,856)
Equity in the earnings of affiliated companies (Note 13c)	16,403	4,505	32,497	42,067
Other operating income (Note 28)	426,539	298,938	1,062,751	989,807
Other operating expenses (Note 29)	(1,157,347)	(1,176,765)	(3,476,888)	(3,026,421)
Full goodwill amortization (Note 15a)	(631,273)	(181,474)	(812,747)	(2,108,723)
Operating income	1,930,810	2,771,110	7,168,342	4,313,904
Non-operating income (Note 30)	76,268	603,338	676,892	20,074
Income before taxes on profit and interest	2,007,078	3,374,448	7,845,234	4,333,978
Taxes on income (Notes 34a and 34b)	(193,847)	(1,071,693)	(2,020,864)	(975,350)
Minority interest in subsidiaries	(3,018)	(1,450)	(7,535)	(7,427)
Net income	1,810,213	2,301,305	5,816,835	3,351,201
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Stockholders’ Equity – R$ thousand	(A free translation from theoriginal in Portuguese)

Events	Restated Paid-up Capital	Capital Reserves		Profit Reserves		Mark-to-Market Adjustment – TVM and Derivatives		Treasury Stocks	Retained Earnings	Totals

	Capital Stock	Tax Incentives from Income Tax	Other	Legal	Statutory	Own	Affiliated and Subsidiary Companies

Balances as of 12.31.2005	13,000,000	2,103	33,929	1,034,889	4,860,325	(71,097)	579,056	(29,931)	–	19,409,274

Restatement of exchange membership certificates	–	–	518	–	–	–	–	–	–	518
Acquisition of treasury stocks	–	–	–	–	–	–	–	(13,201)	–	(13,201)
Cancellation of treasury stocks	–	–	–	–	(2,577)	–	–	2,577	–	–
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	9,743	384,084	–	–	393,827
Net income	–	–	–	–	–	–	–	–	3,351,201	3,351,201
Allocations: – Reserves	–	–	–	156,620	1,826,317	–	–	–	(1,982,937)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,368,264)	(1,368,264)

Balances as of 9.30.2006	13,000,000	2,103	34,447	1,191,509	6,684,065	(61,354)	963,140	(40,555)	–	21,773,355

Balances as of 6.30.2007	18,000,000	2,103	53,356	1,487,923	6,108,827	(10,110)	1,947,699	(75,274)	–	27,514,524

Capital increase through stock merger	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	210,441	–	–	(210,441)	–	–	–	–	–	–
Restatement of exchange membership certificates	–	–	165	–	–	–	–	–	–	165
Acquisition of treasury stocks	–	–	–	–	–	–	–	(25,229)	–	(25,229)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(22,847)	(109,957)	–	–	(132,804)
Net income	–	–	–	–	–	–	–	–	1,810,213	1,810,213
Allocations: – Reserves	–	–	–	–	1,067,397	–	–	–	(1,067,397)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(515,594)	(515,594)
– Proposed dividends	–	–	–	–	–	–	–	–	(227,222)	(227,222)

Balances as of 9.30.2007	19,000,000	2,103	53,521	1,277,482	7,176,224	(32,957)	1,837,742	(100,503)	–	29,213,612

Balances as of 12.31.2006	14,200,000	2,103	52,902	1,287,592	7,499,514	12,762	1,631,899	(50,410)	–	24,636,362

Capital increase through stock merger	789,559	–	–	–	–	–	–	–	–	789,559
Capital increase with reserves	4,010,441	–	–	(210,441)	(3,800,000)	–	–	–	–	–
Restatement of exchange membership certificates	–	–	619	–	–	–	–	–	–	619
Acquisition of treasury stocks	–	–	–	–	–	–	–	(50,093)	–	(50,093)
Mark-to-market adjustment – securities available for sale	–	–	–	–	–	(45,719)	205,843	–	–	160,124
Net income	–	–	–	–	–	–	–	–	5,816,835	5,816,835
Allocations: – Reserves	–	–	–	200,331	3,476,710	–	–	–	(3,677,041)	–
– Interest on own capital	–	–	–	–	–	–	–	–	(1,590,594)	(1,590,594)
– Proposed dividends	–	–	–	–	–	–	–	–	(549,200)	(549,200)

Balances as of 9.30.2007	19,000,000	2,103	53,521	1,277,482	7,176,224	(32,957)	1,837,742	(100,503)	–	29,213,612
The Notes are an integral part of the Financial Statements.

Consolidated Statement of Changes in Financial Position – R$ thousand	(A free translation from the original in Portuguese)

		2007			2006

		3rd Quarter	2nd Quarter	September	September

Financial resources were provided by:		29,022,035	16,824,688	56,808,522	39,476,070
Net income		1,810,213	2,301,305	5,816,835	3,351,201
Adjustments to net income		767,859	328,320	1,234,442	2,921,282
Depreciation and amortization		134,962	133,500	401,280	351,196
Goodwill amortization		631,273	181,474	812,747	2,542,225
Provision for interbank investment losses and investments		336	945	1,514	50,883
Equity in the earnings of affiliated companies		(16,403)	(4,505)	(32,497)	(42,067)
Other		17,691	16,906	51,398	19,045
Change in future taxable income		(51)	9,325	(7,208)	120,809
Change in minority interest		114,095	1,594	119,212	(2,138)
Mark-to-market adjustment – securities available for sale		(132,804)	(11,142)	160,124	393,827
Resources from Stockholders		789,559	–	789,559	–
Capital stock increase by merger of stocks		789,559	–	789,559	–
Third parties' funds provided by:
– Increase in liabilities sub-items		25,505,293	8,711,818	48,066,189	32,276,884
Deposits		4,135,451	–	2,830,856	3,447,526
Federal funds purchased and securities sold under agreements to repurchase		14,864,963	2,854,524	20,945,476	11,624,944
Funds from issuance of securities		–	766,210	961,130	–
Interbank accounts		29,890	–	188,722	34,699
Borrowings and onlendings		1,570,309	530,478	3,316,279	77,026
Derivative financial instruments		207,377	1,268,657	1,812,561	269,707
Technical provisions for insurance, private pension plans and certificated
savings plans		2,419,360	2,247,013	6,189,660	4,856,153
Other liabilities		2,277,943	1,044,936	11,821,505	11,966,829
– Decrease in assets sub-items		49,053	5,160,492	96,630	52,661
Interbank investments		–	4,206,985	–	–
Interdepartmental accounts		49,053	–	96,630	52,661
Other receivables		–	953,507	–	–
– Sale (write-off) of assets and investments		117,197	319,886	521,863	309,465
Non-operating assets		46,988	48,195	127,038	145,932
Property, plant and equipment in use and leased assets		51,680	165,270	222,474	62,852
Investments		17,535	105,309	169,873	70,048
Sale (write-off) of deferred charges		994	1,112	2,478	30,633
– Interest on own capital and dividends received and/or provisioned from
affiliated companies		1,621	3,090	10,876	52,079
Financial resources were used for:		29,837,433	16,152,930	57,470,208	38,891,804
Interest on own capital and dividends paid and/or provisioned		742,816	795,978	2,139,794	1,368,264
Acquisition of stocks issued by the Company		25,229	8,597	50,093	13,201
Capital expenditures in		878,719	503,208	1,629,441	740,685
Non-operating assets		75,753	41,609	168,580	151,214
Property, plant and equipment in use and leased assets		149,493	252,723	590,391	442,450
Investments		653,473	208,876	870,470	147,021
Deferred charges		75,803	79,949	219,795	1,897,498
Increase in assets sub-items		27,875,603	13,180,423	52,775,549	34,604,453
Interbank investments		12,461,801	–	13,866,010	9,356,186
Securities and derivative financial instruments		4,520,608	6,043,757	10,847,993	8,559,052
Interbank accounts		759,859	550,651	1,753,076	906,379
Interdepartmental accounts		–	65,777	–	–
Loan operations		6,184,762	5,510,837	16,478,481	8,148,534
Leasing operations		1,438,034	724,599	2,349,037	1,018,777
Other receivables		1,910,985	–	6,747,733	6,203,067
Insurance premiums receivable		163,265	147,038	146,535	107,919
Other assets		436,289	137,764	586,684	304,539
Decrease in liabilities sub-items		239,263	1,584,775	655,536	267,703
Deposits		–	1,561,278	–	–
Funds from issuance of securities		47,739	–	–	106,624
Interbank accounts		–	16,972	–	–
Interdepartmental accounts		191,524	6,525	655,536	161,079
Increase/(decrease) in funds available		(815,398)	671,758	(661,686)	584,266

Changes in	At the beginning of the period	4,915,684	4,243,926	4,761,972	3,363,041
financial	At the end of the period	4,100,286	4,915,684	4,100,286	3,947,307
position	Increase/(decrease) in funds available	(815,398)	671,758	(661,686)	584,266

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Cash Flow – R$ thousand	(A free translation from the original in Portuguese)

		2007			2006

		3rd Quarter	2nd Quarter	September	September

	Operating activities:

	Net income	1,810,213	2,301,305	5,816,835	3,351,201

	Adjustments to reconcile net income to net funds from (used in)
	operating activities	2,206,164	1,672,284	5,176,372	6,143,754
	Allowance for doubtful accounts	1,438,305	1,343,964	3,941,930	3,222,472
	Provision for losses on interbank investments and investments	336	945	1,514	50,883
	Depreciation and amortization	134,962	133,500	401,280	351,196
	Goodwill amortization	631,273	181,474	812,747	2,542,225
	Equity in the earnings of affiliated companies	(16,403)	(4,505)	(32,497)	(42,067)
	Other	17,691	16,906	51,398	19,045

	Adjusted net income	4,016,377	3,973,589	10,993,207	9,494,955

	Change in assets and liabilities	(24,180,945)	(5,151,491)	(37,278,048)	(24,793,166)
	Decrease (increase) in interbank investments	(12,461,801)	4,206,985	(13,866,010)	(9,356,186)
	Decrease (increase) in securities and derivative financial instruments	(4,313,231)	(4,775,100)	(9,035,432)	(8,289,344)
	Decrease (increase) in interbank accounts	(18,300)	165,517	(239,905)	(323,699)
	Decrease (increase) in interdepartmental accounts	(142,471)	(72,302)	(558,906)	(108,418)
	Decrease (increase) in loan operations	(6,481,381)	(5,762,513)	(17,141,447)	(9,338,718)
	Decrease (increase) in leasing operations	(1,471,440)	(734,440)	(2,408,092)	(1,057,096)
	Decrease (increase) in insurance premiums receivable	(163,265)	(147,038)	(146,535)	(107,919)
	Decrease (increase) in other receivables	(1,914,165)	966,184	(6,736,604)	(6,129,544)
	Decrease (increase) in other assets	(436,289)	(137,764)	(586,684)	(304,539)
	Amounts written-off against the allowance for doubtful accounts	(1,105,100)	(1,095,124)	(3,231,038)	(2,067,493)
	Increase (decrease) in technical provisions for insurance, private pension
	plans and certificated savings plans	2,419,360	2,247,013	6,189,660	4,856,153
	Increase (decrease) in other liabilities	2,039,993	(11,092)	10,330,029	6,919,001
	Increase (decrease) in future taxable income	(51)	9,325	(7,208)	120,809
	Mark-to-market adjustment – securities available for sale	(132,804)	(11,142)	160,124	393,827

	Net cash provided by (used in) operating activities	(20,164,568)	(1,177,902)	(26,284,841)	(15,298,211)

	Investment activities:
	Decrease (increase) in compulsory deposits – Brazilian Central Bank	(711,669)	(733,140)	(1,324,449)	(547,981)
	Sale of non-operating assets	46,988	48,195	127,038	145,932
	Sale of investments	17,535	105,309	169,873	70,048
	Sale of property, plant and equipment in use and leased assets	51,680	165,270	222,474	62,852
	Decrease in deferred charges	994	1,112	2,478	30,633
	Acquisition of non-operating assets	(75,753)	(41,609)	(168,580)	(151,214)
	Acquisition of investments	(653,473)	(208,876)	(870,470)	(147,021)
	Acquisition of property, plant and equipment in use and leased assets	(149,493)	(252,723)	(590,391)	(442,450)
	Deferred charges	(75,803)	(79,949)	(219,795)	(1,897,498)
	Interest on own capital/dividends received and/or provisioned from
	affiliated companies	1,621	3,090	10,876	52,079
	Net cash provided by (used in) investing activities	(1,547,373)	(993,321)	(2,640,946)	(2,824,620)

	Financing activities:
	Increase (decrease) in deposits	4,135,451	(1,561,278)	2,830,856	3,447,526
	Increase (decrease) in federal funds purchased and securities sold under
	agreements to repurchase	14,864,963	2,854,524	20,945,476	11,624,944
	Increase (decrease) in funds from issuance of securities	(47,739)	766,210	961,130	(106,624)
	Increase (decrease) in borrowings and onlendings	1,570,309	530,478	3,316,279	77,026
	Subordinated debt	237,950	1,056,028	1,491,476	5,047,828
	Capital increase by merger of stocks	789,559	–	789,559	–
	Interest on own capital and dividends paid and/or provisioned	(742,816)	(795,978)	(2,139,794)	(1,368,264)
	Acquisition of stocks issued by the Company	(25,229)	(8,597)	(50,093)	(13,201)
	Variation in minority interest	114,095	1,594	119,212	(2,138)

	Net cash provided by (used in) financing activities	20,896,543	2,842,981	28,264,101	18,707,097

	Increase/(decrease) in funds available, net	(815,398)	671,758	(661,686)	584,266

Changes in Financial Position	At the beginning of the period	4,915,684	4,243,926	4,761,972	3,363,041
	At the end of the period	4,100,286	4,915,684	4,100,286	3,947,307
	Increase/(decrease) in funds available, net	(815,398)	671,758	(661,686)	584,266

The Notes are an integral part of the Financial Statements.

Additional Information – Consolidated Value Added Statement – R$ thousand	(A free translation from the original in Portuguese)

	2007						2006

	3rd Quarter		2nd Quarter		September		September

	R$	%	R$	%	R$	%	R$	%

Value added breakdown

Gross income from financial
intermediation	4,346,345	101.8	5,014,613	88.9	13,431,905	93.0	11,850,652	110.6
Fee and commission income	2,742,006	64.2	2,608,536	46.2	7,909,730	54.8	6,474,130	60.4
Other operating income/expenses	(2,819,177)	(66.0)	(1,981,720)	(35.1)	(6,898,661)	(47.8)	(7,609,293)	(71.0)
Total	4,269,174	100.0	5,641,429	100.0	14,442,974	100.0	10,715,489	100.0

Value added distribution

Employees	1,425,876	33.4	1,444,119	25.6	4,148,107	28.7	4,231,912	39.5
Remuneration	783,214	18.3	783,909	13.9	2,290,329	15.8	2,148,155	20.0
Benefits	352,739	8.3	324,081	5.8	991,873	6.9	916,625	8.6
FGTS	78,063	1.8	80,593	1.4	236,150	1.6	225,457	2.1
Other charges	211,860	5.0	255,536	4.5	629,755	4.4	941,675	8.8

Government	1,033,085	24.2	1,896,005	33.6	4,478,032	31.0	3,132,376	29.2
Tax expenses	624,982	14.7	619,023	11.0	1,855,909	12.8	1,607,856	15.0
Taxes on income	193,847	4.5	1,071,693	19.0	2,020,864	14.0	975,350	9.1
INSS	214,256	5.0	205,289	3.6	601,259	4.2	549,170	5.1

Interest on own capital
and dividends paid and/or
provisioned	742,816	17.4	795,978	14.1	2,139,794	14.8	2,119,571	19.9

Profit reinvestment	1,067,397	25.0	1,505,327	26.7	3,677,041	25.5	1,231,630	11.4

Total	4,269,174	100.0	5,641,429	100.0	14,442,974	100.0	10,715,489	100.0

The Notes are an integral part of the Financial Statements.

Notes to the Consolidated Financial Statements	(A free translation from the original in Portuguese)

We present below the Notes to the Consolidated Financial Statements of
Banco Bradesco S.A. subdivided as follows:	Index
1) Operations	238
2) Presentation of the Financial Statement	238
3) Significant Accounting Policies	240
4) Information for Comparison Purposes	244
5) Adjusted Balance Sheet and Statement of Income by Business Segment	245
6) Funds Available	246
7) Interbank Investments	246
8) Securities and Derivative Financial Instruments	247
9) Interbank Accounts – Restricted Deposits	257
10) Loan Operations	257
11) Other Receivables	266
12) Other Assets	267
13) Investments	268
14) Property, Plant and Equipment in Use and Leased Assets	270
15) Deferred Charges	270
16) Deposits, Federal Funds Purchased and Securities Sold under Agreements to Repurchase and Funds from Issuance of Securities	271
17) Borrowings and Onlendings	274
18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security	275
19) Subordinated Debt	277
20) Other Liabilities	277
21) Insurance, Private Pension Plans and Certificated Savings Plans Operations	278
22) Minority Interest in Subsidiaries	280
23) Stockholders’ Equity (Parent Company)	280
24) Fee and Commission Income	283
25) Personnel Expenses	283
26) Other Administrative Expenses	284
27) Tax Expenses	284
28) Other Operating Income	284
29) Other Operating Expenses	284
30) Non-Operating Income	285
31) Transactions with Parent Companies (Direct and Indirect)	285
32) Financial Instruments	285
33) Employee Benefits	290
34) Taxes on Income	291
35) Other Information	293

1) Operations

Banco Bradesco S.A. (Bradesco) is a private-sector publicly-held company which, operating as a Multiple Bank, carries out all types of authorized banking activities through its commercial, foreign exchange, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in Leasing, Investment Bank, Consortium Management, Insurance, Private Pension Plan and Certificated Savings Plans activities. Operations are conducted within the context of the companies comprising the Bradesco Organization, working in an integrated manner in the market.

2) Presentation of the Financial Statements

The financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and Special Purpose Entities (SPEs). They were prepared based on accounting policies determined by Brazilian Corporate Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Bacen, Brazilian Securities Commission (CVM), Brazilian Council of Private Insurance (CNSP), Superintendence of Private Insurance (Susep) and the National Agency for Supplementary Healthcare (ANS), and consider the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account, deducted from the residual amount received in advance.

Accordingly, for preparation purposes, intercompany investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated from these financial statements, as well as the portions of the net income and the stockholders’ equity referring to the interest of minority stockholders were highlighted. In the case of investments which are jointly controlled with other stockholders, asset, liability and income components were included in the consolidated financial statements in proportion to the percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and jointly controlled investments was presented in deferred assets until June 30, 2006, and was fully amortized in 3Q06. Goodwill calculated in acquisitions after this date has been fully amortized in the periods in which the investments acquisition occurred (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries was allocated to the statement of income accounts according to the corresponding assets and liabilities from which it was originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, quantification of technical provisions for insurance, supplementary pension plans and certificated savings plans and the determination of the useful life of specific assets. Actual results could differ from these estimates and assumptions.

We highlight the main ownerships included in the Consolidated Financial Statements:

	Activity	Total Ownership

		2007		2006

		September 30	June 30	September 30

Financial area – local
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Loan and Financing	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.88%	99.88%	99.88%
Banco BMC S.A. (1) (7)	Banking	100.00%	–	–
Banco Bankpar S.A. (3)	Banking	100.00%	100.00%	99.99%
Banco Bradesco BBI S.A.	Investment Bank	100.00%	100.00%	100.00%
Banco BEC S.A. (5)	Banking	–	–	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Banco Finasa S.A.	Banking	100.00%	100.00%	100.00%
Banco Mercantil de São Paulo S.A. (5)	Banking	–	–	100.00%
Bankpar Arrendamento Mercantil S.A. (3)	Leasing	100.00%	100.00%	99.99%
Bankpar Banco Múltiplo S.A. (3)	Banking	100.00%	100.00%	99.99%
Bradesco Administradora de Consórcios Ltda.	Consortium Management	99.99%	99.99%	99.99%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
Bram – Bradesco Asset Management S.A. DTVM	Assets under Management	100.00%	100.00%	100.00%
Companhia Brasileira de Meios de Pagamento –
Visanet (2) (6) (7) (8)	Service Provision	39.67%	39.67%	39.67%

Financial area – abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Luxembourg S.A.	Banking	100.00%	100.00%	100.00%
Banco Boavista Interatlântico S.A. Nassau Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (9)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%	100.00%
Banco BMC S.A. Grand Cayman Branch (1) (7)	Banking	100.00%	–	–
Banco Bradesco S.A. Nassau Branch (4)	Banking	100.00%	–	–
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%

Insurance, private pension plans and certificated savings plans area
Atlântica Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Áurea Seguros S.A. (2) (6) (7) (14)	Insurance	18.41%	27.50%	27.50%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Certificated savings plans	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/Health	100.00%	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Private Pension Plans/Insurance	100.00%	100.00%	100.00%
Finasa Seguradora S.A.	Insurance	100.00%	100.00%	100.00%
Indiana Seguros S.A. (2) (7) (10)	Insurance	40.00%	40.00%	40.00%
Seguradora Brasileira de Crédito à Exportação S.A. (2) (6) (7)	Insurance	12.09%	12.09%	12.09%

Other activities
Átria Participações Ltda. (11)	Holding	100.00%	100.00%	100.00%
Andorra Holdings S.A. (12)	Holding	54.01%	99.99%	99.99%
Bankpar Participações Ltda. (13)	Holding	–	–	99.99%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.87%	99.87%	99.87%
Bradesplan Participações Ltda. (14)	Holding	99.98%	99.98%	99.98%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit Acquisition	100.00%	100.00%	100.00%
Cibrasec – Companhia Brasileira de Securitização (2) (6) (7)	Credit Acquisition	9.08%	9.08%	9.08%
CPM Holdings Limited (6)	Holding	49.00%	49.00%	49.00%
Nova Paiol Participações Ltda. (16)	Holding	99.88%	99.88%	99.88%
Scopus Tecnologia Ltda.	Information Technology	99.87%	99.87%	99.87%
Serasa S.A. (6) (17)	Services Provision	8.36%	8.36%	26.41%
Tempo Serviços Ltda.	Services Provision	99.99%	99.99%	99.99%
União Participações Ltda.	Holding	99.99%	99.99%	99.99%

(1)Company acquired in August 2007 and consolidated as of September 2007;
(2)Companies whose audit services in 2006 were carried out by other independent auditors;
(3)Interest increase due to the transfer of interest to Banco Bradesco S.A., owing to the capital reduction of Tempo Serviços Ltda, in February 2007;
(4) Company incorporated in August 2007;
(5) Company was merged by Alvorada Cartões, Crédito, Financiamento e Investimento S.A. in November 2006;
(6) Companies proportionally consolidated, in conformity with Resolution 2,723 of CMN and CVM Instruction 247;
(7) Companies whose audit/review services in 2007 were carried out by other independent auditors;
(8)The entity of specific purpose called Brazilian Merchant Voucher Receivables Limited is being consolidated, a company which takes part in the securitization operation of the future flow of credit card bills receivables of clients domiciled abroad (Note 16d);
(9) The specific purpose entity called International Diversified Payment Rights Company is being consolidated, a company which takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(10) Company considered subsidiary in view of equity interest of 51% in the voting capital;
(11) Current name of Átria Participações S.A.;
(12) Reduction in interest due to the non-interest in capital increase occurred in August 2007;
(13) Company merged by Tempo Serviços Ltda., in January 2007;
(14) Current name of Bradesplan Participações S.A.;
(15) Interest decrease since the company did not participate in the capital increase of June 2007;
(16) Current name of Nova Paiol Participações S.A.; and
(17) Equity interest decrease due to the partial investment sale in June 2007.

Supplementary information to financial statements:

With the purpose of providing supplementary information, we present the cash flow statement by the indirect method and the value added statement, not required by the accounting practices adopted in Brazil and by Bacen, which have been prepared in conformity with the structure set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

3) Significant Accounting Policies

a) Determination of net income

Income and expenses are determined on the accrual basis of accounting. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated based on the straight-line method. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date.

The insurance, coinsurance and commission premiums, net of premiums assigned in coinsurance and reinsurance and corresponding commissions, are appropriated to results upon issuance of the corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis over the terms of the insurance policies, during the risk coverage period, by means of recording and reversal of unearned premiums reserve and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsures (IRB), respectively.

The supplementary private pension plans contributions and life insurance premiums covering survival are recognized in income when effectively received.

The revenue from certificated savings plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded when the certificated savings plans contributions are effectively received. The payment for draw redemptions is considered as expenses of the month when these occur.

The expenses for technical provisions for private pension plans and certificated savings plans are recorded at the same time as the corresponding revenues there from are recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to mark-to-market. Other assets are recorded at acquisition cost, including income earned up to the balance sheet date, net of loss accrual, when applicable.

c) Securities

Trading securities – securities which are acquired for the purpose of being actively and frequently traded are adjusted to mark-to-market as a counter-entry to income for the period;

Securities available for sale – securities which are not specifically intended for trading purposes or as held to maturity are adjusted to mark-to-market as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects; and

Securities held to maturity – securities for which there are intention and financial capacity for maintenance in portfolio through to maturity are recorded at acquisition cost, plus income earned, as a counter-entry to income for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on Management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments, which do not comply with the hedging criteria established by Bacen, particularly derivatives used to manage general exposure to risk, are recorded at market value, with the corresponding mark-to-market adjustments taken directly to income for the period.

e) Loan and leasing operations, advances on foreign exchange contracts, other receivables with characteristics of loan granting and allowance for doubtful accounts

Loan and leasing operations, advances on foreign exchange contracts and other receivables with characteristics of loan granting are classified at their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution no. 2,682, at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution no. 2,682 is also taken into account for customer risk classification purposes as follows:

Past-due period	Customer classification

• From 15 to 30 days	B
• From 31 to 60 days	C
• From 61 to 90 days	D
• From 91 to 120 days	E
• From 121 to 150 days	F
• From 151 to 180 days	G
• More than 180 days	H

The accrual of these operations past due up to 59 days is recorded in revenues and subsequent to the 60th day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written-off against the existing allowance and controlled in memorandum accounts, for at least five years, no longer being recorded in equity accounts.

Renegotiated operations are maintained, at least, with a classification equal to their prior rating. Renegotiated loan operations, already written-off against the provision and which are recorded in memorandum accounts, are classified at “H” level and the possible revenues derived from their renegotiation are recognized as revenue only when they are effectively received. When there is a significant amortization of the operation or when new material facts justify the risk level change, the operation may be reclassified to a lower risk category.

The allowance for doubtful accounts is calculated in an amount sufficient to cover probable losses and takes into consideration Bacen rules and instructions, connected to assessments carried out by the Management, in the loan risks determination.

f) Taxes on income (asset and liability)

Tax credits on taxes on income, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables – Sundry”, and the provision for deferred tax liabilities on depreciation excess and mark-to-market adjustments of securities are recorded in “Other liabilities – Fiscal and social security activities”.

Tax credits on temporary additions are carried out upon use and/or reversal of the corresponding provisions on which they were recorded. Tax credits on tax losses and negative basis of social contribution will be carried out as taxable income is generated, considering the 30% limit of the actual profit of the reference period. Such tax credits are recorded based on the current expectations for their realization, taking into account the technical studies and analyses carried out by the management.

The provision for income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10%. The provision for social contribution is recorded at the rate of 9% of pre-income tax. Provisions were recorded for other taxes on income in accordance with specific applicable legislation.

g) Prepaid expenses

These record investments of resources in prepayments, whose benefits or service provision will take place in future periods, therefore, they are recorded in assets considering the accrual method of accounting, which determines that income and expenses must be included in the determination of the income for the periods in which they occur, always simultaneously when they are correlated, regardless of receipt or payment.

Prepaid payments correspond to the installment already paid for service rights to be received or for the future use of financial assets or resources from third-parties.

This group is basically represented by: commission in the placement of financings, contracts in the rendering of banking services, insurance selling expenses, insurance expenses and other costs on funding abroad and advertising expenses, as described in Note 12b.

Thus, based on the “accrual method of accounting” and the “confrontation between income and expense”, incurred costs related to corresponding assets which will generate income in subsequent periods are recorded in prepaid expenses. These assets are appropriated to the income in accordance with terms and amounts of benefits which are expected and directly written-off in the income when corresponding assets and rights are no longer part of the institution’s assets or the expected future benefits can not be realized.

h) Investments

The investments in subsidiaries, jointly controlled investments and affiliated companies, when relevant, are valuated by the equity accounting method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into Reais and their effects recognized in income for the period.

The exchange membership certificates of São Paulo Stock Exchange (Bovespa), the Mercantile and Futures Exchange (BM&F) (up to the date of the respective demutualization), and the Custody and Settlement Chamber (Cetip) are evaluated and adjusted at their unaudited book value, informed by the corresponding stock exchanges as conterentry to the account highlighted in the stockholders’ equity, and fiscal incentives and other investments are recorded at acquisition cost, net of the provision for losses, when applicable.

i) Fixed assets

This is shown at acquisition cost, net of respective accumulated depreciations, calculated by the straight-line method according to the estimated useful-economic life of assets of which: real estate in use – 4% p.a.; furnishings and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a.

j) Deferred assets

Deferred assets are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization at 20% per annum, calculated on the straight-line method.

Goodwill in the acquisition of investments in subsidiary companies and jointly controlled investments, based on future profitability expectation, with an amortization of 10% to 20% per annum, was recorded in deferred assets, until June 30, 2006. Goodwill as of June 30, 2006 was reviewed by the Management Bodies and was fully amortized in 3Q06, as well as goodwill calculated in the acquisition of investments in subsidiaries in the nine-month period of 2007, as mentioned in Note 15a.

k) Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily pro rata basis.

l) Provisions relating to insurance, private pension plans and certificated savings plans activities

Technical provisions are calculated according to actuarial technical notes approved by Susep and ANS, and criteria set forth by CNSP Resolution no. 162/2006.

• Insurance of basic lines, life and health

– The provision of unearned premiums is comprised of retained premiums which are deferred during the term of effectiveness of the insurance agreements, determining the pro rata day value of the unearned premium of the period of the risk to accrue (future risk of policies in effect). When this provision’s insufficiency is ascertained by means of actuarial calculation, the Provision of Premium Insufficiency will be formed.

– The provision of claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the amount of claims incurred and not reported by those insured/beneficiaries. The provision is established net of recoveries of co-insurance and re-insurance.

– The provision of unsettled claims is established based on the estimates of payments of indemnities, net of recoveries of co-insurance and re-insurance, pursuant to notices of claims received from those insured until the balance sheet date. The provision is monetarily restated and includes all the claims under litigation.

– “Other provisions” refers to 59-year-old or over insurance policy holders owning individual health insurance plans sold after Law 9,656/98, for remission benefits, and to offset the difference between the amounts resulting from applying to the monthly fees of the “individual plan” insurance of the restatements authorized by the ANS annually, and those calculated based on the sector’s price restatement, which burden the average amount of the indemnified events.

• Supplementary private pension plans and life insurance covering survival

– The mathematical provision of benefits to be granted refers to participants whose benefits have not started yet. The mathematical provision of benefits granted refers to participants already using the benefits. Mathematical provisions related to private pension plans known as “traditional” represent the difference between the current value of the future benefits and the current value of the future contributions, corresponding to the obligations assumed under the form of retirement plans, disability, pension and savings funds. They are calculated according to the methodology and premises set forth in Actuarial Technical Notes. The provisions linked to life insurance covering survival (VGBL) and to the private pension plans of the “unrestricted benefits generating” (PGBL) category represent the amount of the contributions made by the participants, net of loadings and other contractual charges, plus financial earnings generated by the investment of resources in investment funds specially established (FIEs).

– The contribution insufficiency provision is constituted to complement the mathematical provisions of benefits to be granted and granted, should they not be sufficient to guarantee future commitments. The provision is calculated on an actuarial basis and takes into consideration the actuarial table AT-2000.

– The financial fluctuation provision is established until the limit of 15% of the mathematical provision of benefits to be granted related to the private pension plans in the category of variable contribution with guarantee of earnings to meet possible financial fluctuations.

– The administrative expenses provision is constituted to cover administrative expenses of the defined benefit and variable contribution plans. It is calculated in conformity with the methodology set forth in the Actuarial Technical Note.

• Certificated savings plans

– The mathematical provision for redemptions is calculated on nominal amounts of certificated savings plans and monetarily restated, when applicable, based on Actuarial Technical Notes approved by Susep.

– The provisions for redemptions are established by the values of the expired certificated savings plans and also by the values of the certificated savings plans which have not expired but whose redemption has been early required by the clients.

The provisions are monetarily restated based on the indexes estimated in each plan.

– The provisions for unrealized and payable draws are constituted to meet premiums arising from future draws (unrealized) and also to premiums arising from draws in which clients were already selected (payable).

m) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

The recognition, measuring and disclosure of contingent assets and liabilities and legal liabilities are made according to the criteria defined in CVM Resolution no. 489/05.

• Contingent Assets: they are not recognized on an accounting basis, except when the Management has total control of the situation or when there are real guarantees or favorable judicial decisions, on which more resources are not provided for, characterizing the gain as practically certain. The contingent assets with probability of probable success are only disclosed in the notes to the financial statements (Note 18a);

• Contingent Liabilities: they are established taking into consideration the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous processes, the complexity and positioning of Courts, whenever the loss is evaluated as probable, what would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved are measurable with enough safety. The contingent liabilities classified as possible losses are not recognized on an accounting basis, and they must only be disclosed in the notes, and those classified as remote do not require provision nor disclosure (Notes 18b and 18c); and

• Legal Liabilities – Tax and Social Security: they result from judicial proceedings related to tax liabilities, whose purpose of contestation is their legality or constitutionality, which regardless of the evaluation about the probability of success, have their amounts fully recognized in the financial statements (Note 18b).

n) Other assets and liabilities

The assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily pro rata basis), and provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) Information for Comparison Purposes

As of September 1, 2007, Bradesco started to consolidate in its financial statements Banco BMC S.A. (BCM) and its subsidiaries.

a) The main balance sheet and statement of income balances on September 30, 2007 are presented below:

R$ thousand

BMC and
subsidiaries

Assets
Current and long-term assets	2,905,106
Funds available	5,153
Interbank investments	736,223
Securities and derivative financial instruments	104,395
Interbank and interdepartmental accounts	47
Loan and leasing operations	1,507,669
Other receivables and other assets	551,619
Permanent assets	11,541
– Investments	2,111
– Property, plant and equipment	4,336
– Deferred charges	5,094
Total	2,916,647

Liabilities
Current and long-term liabilities	2,762,825
Demand, term and other deposits	2,128,538
Funds from issuance of securities	94,900
Interbank and interdepartmental accounts	1,781
Borrowings and onlendings	81,105
Derivative financial instruments	22,560
Other liabilities	433,941
Future taxable income	25
Minority interest in subsidiaries	1
Stockholders’ equity	153,796
Total	2,916,647

R$ thousand

BMC and
Statement of Income	subsidiaries
From Sep 1 to
30, 2007

Revenues from financial intermediation	34,616
Expenses from financial intermediation	(14,131)
Gross income from financial intermediation	20,485
Other operating income/expenses	(24,326)
Operating income	(3,841)
Non-operating income	(37)
Income before taxes on profit and interest	(3,878)
Taxes on income	(364)
Loss	(4,242)

5) Adjusted Balance Sheet and Statement of Income by Business Segment

The following information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (Cosif).

a) Balance sheet

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Assets
Current and long-term assets	230,784,577	20,961,847	68,876,278	22,009	623,696	(7,159,943)	314,108,464
Funds available	3,983,237	70,051	115,329	1,327	14,192	(83,850)	4,100,286
Interbank investments	38,289,287	2,133,025	–	–	–	(566,461)	39,855,851
Securities and derivative financial instruments	38,420,301	6,541,668	64,486,699	18,282	219,711	(1,588,668)	108,097,993
Interbank and interdepartmental accounts	20,956,147	11,443	–	–	–	–	20,967,590
Loan and leasing operations	93,963,900	11,186,564	–	–	–	(2,856,419)	102,294,045
Other receivables and other assets	35,171,705	1,019,096	4,274,250	2,400	389,793	(2,064,545)	38,792,699
Permanent assets	19,948,322	4,555	1,071,942	26	176,169	(17,661,975)	3,539,039
Investments	17,423,860	–	789,149	–	53,730	(17,661,975)	604,764
Property, plant and equipment in use and leased assets	1,854,100	4,433	229,834	26	120,119	–	2,208,512
Deferred charges	670,362	122	52,959	–	2,320	–	725,763
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503
Total on June 30, 2007	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637

Liabilities
Current and long-term liabilities	221,227,810	12,572,973	61,003,859	8,901	430,387	(7,159,943)	288,083,987
Deposits	84,118,738	3,274,778	–	–	–	(657,447)	86,736,069
Federal funds purchased and securities sold under agreements
to repurchase	67,916,194	1,363,128	–	–	–	(658,413)	68,620,909
Funds from issuance of securities	4,776,185	2,947,210	–	–	–	(1,125,986)	6,597,409
Interbank and interdepartmental accounts	1,763,783	928	–	–	–	–	1,764,711
Borrowings and onlendings	21,473,075	1,915,800	–	–	–	(2,653,551)	20,735,324
Derivative financial instruments	2,259,785	71,727	–	–	53	–	2,331,565
Technical provisions for insurance, private pension plans and
certificated savings plans	–	–	55,312,174	6,700	–	–	55,318,874
Other liabilities:
– Subordinated debt	10,789,925	2,651,008	–	–	–	–	13,440,933
– Other	28,130,125	348,394	5,691,685	2,201	430,334	(2,064,546)	32,538,193
Future taxable income	173,252	–	–	–	–	–	173,252
Stockholders’ equity/minority interest in subsidiaries	118,225	8,393,429	8,944,361	13,134	369,478	(17,661,975)	176,652
Stockholders’ equity, parent company	29,213,612	–	–	–	–	–	29,213,612
Total on September 30, 2007	250,732,899	20,966,402	69,948,220	22,035	799,865	(24,821,918)	317,647,503
Total on June 30, 2007	226,506,604	21,253,851	66,952,212	20,166	1,312,592	(25,477,233)	290,568,192
Total on September 30, 2006	184,927,545	20,752,378	57,600,892	23,519	1,363,881	(21,476,578)	243,191,637

b) Statement of income

						R$ thousand

	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Amount eliminated (4)	Consolidated Total

	Local	Foreign	Local	Foreign

Revenues from financial intermediation	24,227,997	911,712	5,604,456	3,242	50,752	(253,425)	30,544,734
Expenses from financial intermediation	13,375,740	660,438	3,328,675	–	2,426	(254,450)	17,112,829
Gross income from financial intermediation	10,852,257	251,274	2,275,781	3,242	48,326	1,025	13,431,905
Other operating income (expenses)	(6,604,756)	(33,677)	274,949	3,133	97,813	(1,025)	(6,263,563)
Operating income	4,247,501	217,597	2,550,730	6,375	146,139	–	7,168,342
Non-operating income	676,769	(6,379)	7,550	29	(1,077)	–	676,892
Income before taxes on profit and interests	4,924,270	211,218	2,558,280	6,404	145,062	–	7,845,234
Taxes on income	(1,197,160)	(3,716)	(784,566)	(1,962)	(33,460)	–	(2,020,864)
Minority interest in consolidated subsidiaries	(1,624)	–	(5,633)	–	(278)	–	(7,535)
Accumulated net income on September 30, 2007	3,725,486	207,502	1,768,081	4,442	111,324	–	5,816,835
Accumulated net income on September 30, 2006	1,382,026	373,043	1,590,173	(2,397)	8,356	–	3,351,201
Net income in the 3rdquarter of 2007	1,193,601	22,374	543,405	2,310	48,523	–	1,810,213
Net income in the 2nd quarter of 2006	1,468,183	106,305	696,579	1,241	28,997	–	2,301,305

(1)
The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card management and asset management companies;

(2)	The balances of equity accounts, revenues and expenses are being eliminated among companies from the same segment;
(3)
The “Insurance Group” segment comprises insurance, private pension plans and certificated savings plans companies, whose financial information is adapted to the accounting policies of the parent company; and

(4)	Amounts eliminated among companies from different segments, as well as operations carried out in the country and abroad.

6) Funds Available

	R$ thousand

	2007		2006

	September 30	June 30	September 30

Local currency	3,816,185	4,619,633	3,502,518
Foreign currency	284,055	296,005	444,744
Investments in gold	46	46	45
Total	4,100,286	4,915,684	3,947,307

7) Interbank Investments

a) Composition and terms

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	September 30	June 30	September 30

Investments in the open market:
Own portfolio position	178,651	3,195,734	869,851	162,150	4,406,386	1,601,352	10,686,762
• Financial treasury bills	177,273	–	–	–	177,273	147,165	680,264
• National treasury notes	1,001	–	–	–	1,001	229,445	1,141,967
• National treasury bills	15	3,195,734	869,851	–	4,065,600	958,933	8,864,531
• Other	362	–	–	162,150	162,512	265,809	–
Third-party portfolio position	24,021,539	565,308	2,050,592	–	26,637,439	21,415,410	17,071,157
• Financial treasury bills	18,195,409	–	–	–	18,195,409	12,351,830	6,869,131
• National treasury notes	1,237,020	153,332	–	–	1,390,352	1,682,613	7,698,354
• National treasury bills	4,589,110	411,976	2,050,592	–	7,051,678	7,380,967	2,503,672
Unrestricted securities	2,800,785	–	–	–	2,800,785	–	–
• Generic operations	2,800,785	–	–	–	2,800,785	–	–
Subtotal	27,000,975	3,761,042	2,920,443	162,150	33,844,610	23,016,762	27,757,919
Interbank deposits:
• Interbank deposits	2,328,890	1,625,680	1,532,392	524,616	6,011,578	4,377,625	6,604,737
• Provisions for losses	(337)	–	–	–	(337)	(105)	(27)
Subtotal	2,328,553	1,625,680	1,532,392	524,616	6,011,241	4,377,520	6,604,710
Total on September 30, 2007	29,329,528	5,386,722	4,452,835	686,766	39,855,851
%	73.6	13.5	11.2	1.7	100.0
Total on June 30, 2007	20,088,067	3,960,051	2,716,804	629,360		27,394,282
%	73.3	14.5	9.9	2.3		100.0
Total on September 30, 2006	25,587,238	7,371,991	986,436	416,964			34,362,629
%	74.5	21.4	2.9	1.2			100.0

b) Income from interbank investments

Classified in the statement of income as income on securities transactions

	R$ thousand

	2007			2006

	3rd Quarter	2ndQuarter	September 30 YTD	September 30 YTD

Income on investments in purchase and sale commitments:
Own portfolio position	94,929	76,661	275,062	714,765
Third-party portfolio position	791,046	681,627	2,125,477	1,648,708
Sold position	943	–	1,043	–
Unrestricted securities – Generic operations	114,751	68,561	208,246	–
Subtotal	1,001,669	826,849	2,609,828	2,363,473
Income from interbank deposits	161,691	107,638	386,349	369,340
Total (Note 8f)	1,163,360	934,487	2,996,177	2,732,813

8) Securities and Derivative Financial Instruments

Find below the information related to securities and derivative financial instruments:

a) Summary of the consolidated classification of securities by business segments and issuer

	R$ thousand

	2007								2006

	Financial	Insurance/ Certificated savings plans	Private pension plans	Other activities	September 30%		June 30%		September 30%

Trading securities	31,552,297	4,623,282	27,152,018	381,698	63,709,295	66.4	59,465,566	64.6	38,698,298	57.9
– Government securities	21,122,088	2,912,469	32,495	317,752	24,384,804	25.4	21,829,296	23.7	9,079,932	13.5
– Corporate bonds	7,750,819	1,710,813	443,682	63,946	9,969,260	10.4	9,236,947	10.0	7,333,074	11.0
– Derivative financial instruments (1)	2,679,390	–	–	–	2,679,390	2.8	2,442,097	2.7	524,743	0.8
– PGBL / VGBL restricted bonds	–	–	26,675,841	–	26,675,841	27.8	25,957,226	28.2	21,760,549	32.6
Securities available for sale (4)	7,670,444	1,060,432	11,543,244	11,308	20,285,428	21.1	21,044,824	22.9	23,822,742	35.6
– Government securities	5,267,299	77,122	10,123,602	278	15,468,301	16.1	16,205,655	17.6	18,563,883	27.7
– Corporate bonds	2,403,145	983,310	1,419,642	11,030	4,817,127	5.0	4,839,169	5.3	5,258,859	7.9
Securities held to maturity (4)	902,448	4,415,321	6,678,845	–	11,996,614	12.5	11,490,436	12.5	4,313,538	6.5
– Government securities	902,448	4,415,321	6,209,105	–	11,526,874	12.0	11,026,192	12.0	4,313,388	6.5
– Corporate bonds	–	–	469,740	–	469,740	0.5	464,244	0.5	150	–
Subtotal	40,125,189	10,099,035	45,374,107	393,006	95,991,337	100.0	92,000,826	100.0	66,834,578	100.0
Purchase and sale commitments (2)	3,074,821	3,144,544	5,887,291	–	12,106,656		11,576,561		6,187,290
Overall total	43,200,010	13,243,579	51,261,398	393,006	108,097,993		103,577,387		73,021,868

– Government securities	27,291,835	7,404,912	16,365,202	318,030	51,379,979	53.5	49,061,143	53.3	31,957,203	47.7
– Corporate bonds	12,833,354	2,694,123	2,333,064	74,976	17,935,517	18.7	16,982,457	18.5	13,116,826	19.7
– PGBL / VGBL restricted bonds	–	–	26,675,841	–	26,675,841	27.8	25,957,226	28.2	21,760,549	32.6
Subtotal	40,125,189	10,099,035	45,374,107	393,006	95,991,337	100.0	92,000,826	100.0	66,834,578	100.0
– Purchase and sale commitments (2)	3,074,821	3,144,544	5,887,291	–	12,106,656		11,576,561		6,187,290
Overall total	43,200,010	13,243,579	51,261,398	393,006	108,097,993		103,577,387		73,021,868

b) Consolidated portfolio breakdown by issuer

Securities (3)	R$ thousand

	2007									2006

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (6) (7) (8)	Restated cost value	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market

Government securities	4,268,836	1,941,897	7,335,559	37,833,687	51,379,979	49,651,996	1,727,983	49,061,143	2,008,387	31,957,203	785,932
Financial treasury bills	357,171	520,665	383,517	4,098,741	5,360,094	5,361,111	(1,017)	5,152,598	(1,141)	4,220,213	(785)
National treasury bills	3,272,721	1,401,476	6,281,689	3,516,531	14,472,417	14,467,613	4,804	13,966,912	8,733	3,973,174	7,530
National treasury notes	573,810	–	667,156	27,024,169	28,265,135	26,959,368	1,305,767	26,216,852	1,602,262	18,957,892	382,555
Brazilian foreign debt notes	–	551	333	3,106,305	3,107,189	2,708,083	399,106	3,551,102	376,501	4,515,603	397,007
Privatization currencies	–	–	–	87,841	87,841	68,583	19,258	89,729	21,832	187,835	(796)
Foreign government securities	65,134	17,177	2,864	–	85,175	85,096	79	81,819	199	100,374	450
Other	–	2,028	–	100	2,128	2,142	(14)	2,131	1	2,112	(29)
Corporate bonds	6,673,111	431,967	1,637,702	9,192,737	17,935,517	16,686,471	1,249,046	16,982,457	1,130,206	13,116,826	642,663
Certificates of bank deposit	200,756	76,358	601,331	1,702,460	2,580,905	2,580,905	–	2,955,196	–	5,529,536	–
Stocks	3,318,417	–	–	–	3,318,417	2,354,773	963,644	3,214,032	921,224	2,256,507	626,372
Debentures	149,277	211,543	822,479	4,460,211	5,643,510	5,619,333	24,177	4,512,005	383	1,542,605	(39,421)
Foreign securities	293,087	19,106	69,376	1,274,975	1,656,544	1,604,636	51,908	2,155,649	27,100	2,096,330	66,166
Derivative financial instruments (1)	1,891,056	115,525	125,688	547,121	2,679,390	2,499,833	179,557	2,442,097	153,725	524,743	7,543
Other	820,518	9,435	18,828	1,207,970	2,056,751	2,026,991	29,760	1,703,478	27,774	1,167,105	(17,997)
PGBL / VGBL restricted bonds	7,208,576	2,937,710	2,577,081	13,952,474	26,675,841	26,675,841	–	25,957,226	–	21,760,549	–
Subtotal	18,150,523	5,311,574	11,550,342	60,978,898	95,991,337	93,014,308	2,977,029	92,000,826	3,138,593	66,834,578	1,428,595
Purchase and sale commitments (2)	6,755,273	986,575	2,003,895	2,360,913	12,106,656	12,106,656	–	11,576,561	–	6,187,290	–
Overall Total	24,905,796	6,298,149	13,554,237	63,339,811	108,097,993	105,120,964	2,977,029	103,577,387	3,138,593	73,021,868	1,428,595

c) Consolidated classification by category, days to maturity and business segment

I) Trading Securities

Securities (3)	R$ thousand

	2007									2006

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (6) (7) (8)	Restated cost value	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market

– Financial	6,313,641	1,700,426	7,298,142	16,240,088	31,552,297	31,312,182	240,115	27,016,341	202,875	7,089,386	24,184
National treasury bills	3,268,036	955,159	5,976,400	3,164,218	13,363,813	13,359,192	4,621	12,674,137	8,733	2,304,502	7,530
Financial treasury bills	352,622	456,827	305,835	2,147,329	3,262,613	3,265,771	(3,158)	2,496,046	(1,406)	1,658,571	495
Certificates of bank deposit	19,721	62,451	27,796	1,224,105	1,334,073	1,334,073	–	1,250,663	–	716,425	–
Derivative financial instruments (1)	1,891,056	115,525	125,688	547,121	2,679,390	2,499,833	179,557	2,442,097	153,725	524,743	7,543
Debentures	141,510	74,531	811,364	3,818,631	4,846,036	4,797,526	48,510	3,537,828	24,007	453,787	(977)
Brazilian foreign debt notes	–	–	–	36,644	36,644	32,349	4,295	49,600	5,011	135,093	2,587
National treasury notes	53,021	–	2	4,320,820	4,373,843	4,376,558	(2,715)	2,582,269	5,040	102,450	726
Foreign corporate securities	293,087	18,756	48,193	161,135	521,171	511,846	9,325	1,053,742	7,902	446,419	6,253
Foreign government securities	65,134	17,177	2,864	–	85,175	85,096	79	73,508	(137)	91,086	27
Stocks	47,633	–	–	–	47,633	47,633	–	40,423	–	12,374	–
Other	181,821	–	–	820,085	1,001,906	1,002,305	(399)	816,028	–	643,936	–
– Insurance and certificated savings plans companies	697,745	565,497	720,722	2,639,318	4,623,282	4,623,280	2	4,854,766	1	6,956,213	(4)
Financial treasury bills	418	9,173	9,522	1,574,625	1,593,738	1,593,736	2	1,553,948	1	1,911,974	(4)
National treasury bills	4	427,327	260,122	281,506	968,959	968,959	–	964,522	–	1,473,264	–
Certificates of bank deposit	116,107	–	402,810	426,489	945,406	945,406	–	1,330,935	–	2,393,987	–
National treasury notes	2	–	41,992	307,778	349,772	349,772	–	392,711	–	844,402	–
Stocks	124,272	–	–	–	124,272	124,272	–	102,205	–	67,320	–
Debentures	1	128,997	–	7,371	136,369	136,369	–	144,640	–	152,779	–
Other	456,941	–	6,276	41,549	504,766	504,766	–	365,805	–	112,487	–

Securities (3)	R$ thousand

	2007									2006

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (6) (7) (8)	Restated cost value	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market

– Private pension plans	7,381,811	2,940,540	2,765,499	14,064,168	27,152,018	27,149,627	2,391	26,604,525	–	24,217,814	–
Financial treasury bills	–	–	16,204	12,338	28,542	26,151	2,391	67,073	–	30,978	–
National treasury notes	–	–	–	–	–	–	–	121,846	–	9,520	–
Certificates of bank deposit	–	825	159,662	–	160,487	160,487	–	182,885	–	1,874,454	–
National treasury bills	924	–	–	3,029	3,953	3,953	–	53,308	–	12,555	–
Stocks	69,276	–	–	–	69,276	69,276	–	57,009	–	56,798	–
Privatization currencies	–	–	–	–	–	–	–	–	–	117,448	–
Debentures	–	2,005	–	–	2,005	2,005	–	2,074	–	179,946	–
PGBL / VGBL restricted bonds	7,208,576	2,937,710	2,577,081	13,952,474	26,675,841	26,675,841	–	25,957,226	–	21,760,549	–
Other	103,035	–	12,552	96,327	211,914	211,914	–	163,104	–	175,566	–
– Other activities	13,763	24,542	65,256	278,137	381,698	381,698	–	989,934	–	434,885	(736)
Financial treasury bills	–	1,542	3,752	201,404	206,698	206,698	–	519,003	–	202,306	–
Certificates of bank deposit	–	6	5,222	16,884	22,112	22,112	–	61,285	–	15,159	–
National treasury bills	3,757	18,990	45,167	20,380	88,294	88,294	–	274,945	–	182,556	–
Debentures	6,804	4,004	11,115	16,709	38,632	38,632	–	125,999	–	9,487	–
National treasury notes	–	–	–	22,760	22,760	22,760	–	6,380	–	3,227	–
Other	3,202	–	–	–	3,202	3,202	–	2,322	–	22,150	(736)
Subtotal	14,406,960	5,231,005	10,849,619	33,221,711	63,709,295	63,466,787	242,508	59,465,566	202,876	38,698,298	23,444
Purchase and sale commitments (2)	6,755,273	986,575	2,003,895	2,360,913	12,106,656	12,106,656	–	11,576,561	–	6,187,290	–
– Financial	1,499,544	400,824	–	1,174,453	3,074,821	3,074,821	–	4,488,683	–	2,152,466	–
– Insurance and certificated savings plans companies	2,447,983	22,545	456,315	217,701	3,144,544	3,144,544	–	2,553,101	–	808,811	–
– Private pension plans	2,807,746	563,206	1,547,580	968,759	5,887,291	5,887,291	–	4,534,777	–	3,226,013	–
Overall total	21,162,233	6,217,580	12,853,514	35,582,624	75,815,951	75,573,443	242,508	71,042,127	202,876	44,885,588	23,444
Derivative financial instruments (liabilities)	(1,848,593)	(110,433)	(94,525)	(278,014)	(2,331,565)	(2,328,431)	(3,134)	(2,124,188)	9,032	(508,180)	4,424

II) Securities available for sale

Securities (3) (4)	R$ thousand

	2007									2006

	September 30							June 30		September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Mark-to- market/ book value (6) (7) (8)	Restated cost value	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market	Mark-to- market/ book value (6) (7) (8)	Mark-to- market

– Financial	930,971	14,348	28,747	6,696,378	7,670,444	6,970,283	700,161	8,278,535	729,083	9,581,315	708,945
National treasury bills	–	–	–	47,398	47,398	47,215	183	–	–	–	–
Brazilian foreign debt notes	–	551	333	2,182,663	2,183,547	1,788,736	394,811	2,562,311	371,490	3,336,855	394,420
Foreign corporate securities	–	350	21,183	1,113,840	1,135,373	1,092,790	42,583	1,101,907	19,198	1,645,780	59,913
National treasury notes	–	–	–	2,902,796	2,902,796	2,897,153	5,643	3,054,517	48,899	2,876,510	7,506
Financial treasury bills	–	2,260	1,390	39,939	43,589	44,050	(461)	87,960	87	99,530	(142)
Certificates of bank deposit	61,721	5,099	5,841	34,982	107,643	107,643	–	104,472	–	491,424	–
Debentures	–	2,006	–	36,810	38,816	71,958	(33,142)	119,516	(33,441)	175,776	(33,485)
Stocks	838,712	–	–	–	838,712	564,754	273,958	843,468	302,657	660,737	298,396
Privatization currencies	–	–	–	87,841	87,841	68,583	19,258	89,729	21,832	70,387	(796)
Foreign government securities	–	–	–	–	–	–	–	8,311	336	9,288	423
Other	30,538	4,082	–	250,109	284,729	287,401	(2,672)	306,344	(1,975)	215,028	(17,290)
– Insurance and certificated savings plans companies	866,061	36,159	13,434	144,778	1,060,432	831,417	229,015	954,287	194,469	3,236,819	190,717
Financial treasury bills	1,678	28,182	13,434	33,602	76,896	76,887	9	80,701	3	202,565	(1,207)
Stocks	818,714	–	–	–	818,714	631,334	187,380	702,587	154,899	496,240	178,235
Debentures	29	–	–	110,950	110,979	102,170	8,809	117,448	9,817	94,593	(1,040)
Certificates of bank deposit	659	7,977	–	–	8,636	8,636	–	8,593	–	16,032	–
Foreign corporate securities	–	–	–	–	–	–	–	–	–	3,981	–
National treasury notes	–	–	–	226	226	226	–	341	–	2,423,061	14,729
National treasury bills	–	–	–	–	–	–	–	–	–	297	–
Other	44,981	–	–	–	44,981	12,164	32,817	44,617	29,750	50	–
– Private pension plans	1,544,111	20,485	168,441	9,810,207	11,543,244	9,738,049	1,805,195	11,787,851	2,012,040	10,981,685	505,422
Stocks	1,419,642	–	–	–	1,419,642	917,486	502,156	1,468,197	463,543	962,953	149,674
Debentures	–	–	–	–	–	–	–	–	–	475,454	(3,919)
Financial treasury bills	2,453	20,485	30,780	78,517	132,235	132,035	200	347,867	174	114,289	73
National treasury notes	122,016	–	137,661	9,731,690	9,991,367	8,688,528	1,302,839	9,971,787	1,548,323	9,428,989	359,594
– Other activities	3,649	7,381	278	–	11,308	11,158	150	24,151	125	22,923	67
Certificates of bank deposit	2,548	–	–	–	2,548	2,548	–	16,363	–	22,055	–
Debentures	933	–	–	–	933	933	–	256	–	783	–
Stocks	168	–	–	–	168	18	150	143	125	85	67
National treasury bills	–	–	278	–	278	278	–	–	–	–	–
Other	–	7,381	–	–	7,381	7,381	–	7,389	–	–	–
Overall total	3,344,792	78,373	210,900	16,651,363	20,285,428	17,550,907	2,734,521	21,044,824	2,935,717	23,822,742	1,405,151

III) Securities held to maturity

Securities (4)	R$ thousand

	2007						2006

	September 30					June 30	September 30

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)	Restated cost value (6) (7) (8)

Financial	–	2,196	2,267	897,985	902,448	939,191	1,043,805
Brazilian foreign debt notes	–	–	–	886,998	886,998	939,191	1,043,655
Financial treasury bills	–	2,196	2,267	10,987	15,450	–	–
Foreign corporate securities	–	–	–	–	–	–	150
Insurance and certificated savings plans companies	–	–	244,031	4,171,290	4,415,321	4,248,944	–
National treasury notes	–	–	244,031	4,171,290	4,415,321	4,248,944	–
Private pension plans	398,771	–	243,525	6,036,549	6,678,845	6,302,301	3,269,733
Debentures	–	–	–	469,740	469,740	464,244	–
National treasury notes	398,771	–	243,470	5,566,809	6,209,050	5,838,057	3,269,733
Financial treasury bills	–	–	55	–	55	–	–
Overall total (5)	398,771	2,196	489,823	11,105,824	11,996,614	11,490,436	4,313,538

d) Breakdown of the portfolios by publication items

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)

Own portfolio	19,739,624	5,219,039	7,559,360	51,145,442	83,663,465	80,154,315	66,377,248
Fixed income securities	16,421,207	5,219,039	7,559,360	51,145,442	80,345,048	76,940,283	64,120,741
• Financial treasury bills	356,638	286,066	178,285	3,360,978	4,181,967	4,129,797	3,908,401
• Purchase and sale commitments (2)	6,755,273	986,575	2,003,895	2,360,913	12,106,656	11,576,561	6,187,290
• National treasury notes	573,810	–	667,156	20,543,965	21,784,931	20,891,798	16,325,585
• Brazilian foreign debt notes	–	551	333	2,296,047	2,296,931	1,488,211	2,816,911
• Certificates of bank deposit	200,756	76,358	601,331	1,702,460	2,580,905	2,955,196	5,037,070
• National treasury bills	–	672,490	625,337	608,444	1,906,271	1,720,697	3,060,560
• Foreign corporate securities	293,087	19,106	61,771	1,154,521	1,528,485	1,921,620	2,096,330
• Debentures	147,415	211,543	822,479	3,957,570	5,139,007	4,511,749	1,541,006
• Foreign government securities	65,134	17,177	2,864	–	85,175	81,819	100,374
• Privatization currencies	–	–	–	–	–	–	117,448
• PGBL/VGBL restricted bonds	7,208,576	2,937,710	2,577,081	13,952,474	26,675,841	25,957,226	21,760,549
• Other	820,518	11,463	18,828	1,208,070	2,058,879	1,705,609	1,169,217

Equity securities	3,318,417	–	–	–	3,318,417	3,214,032	2,256,507
• Stocks of listed companies (technical provision)	309,884	–	–	–	309,884	1,598,219	963,610
• Stocks of listed companies (other)	3,008,533	–	–	–	3,008,533	1,615,813	1,292,897

Subject to commitments	3,275,116	963,585	2,771,182	11,647,248	18,657,131	20,978,719	6,119,877
Repurchase agreement	1,926,407	429,833	163,503	6,663,951	9,183,694	10,855,916	2,370,755
• National treasury bills	1,924,545	397,314	111,497	1,961,793	4,395,149	6,198,504	169,736
• Brazilian foreign debt notes	–	–	–	810,258	810,258	2,062,891	1,698,692
• Certificates of bank deposit	–	–	–	–	–	–	492,466
• Financial treasury bills	–	32,519	44,401	105,206	182,126	165,173	8,262
• National treasury notes	–	–	–	3,163,599	3,163,599	2,195,063	–
• Foreign corporate securities	–	–	7,605	120,454	128,059	234,029	–
• Debentures	1,862	–	–	502,641	504,503	256	1,599

Brazilian Central Bank	1,315,244	39,522	684,367	2,628,104	4,667,237	6,328,062	1,367,649
• National treasury bills	1,315,244	39,486	684,196	322,513	2,361,439	4,310,318	159,425
• National treasury notes	–	–	–	1,751,160	1,751,160	1,470,923	1,168,135
• Financial treasury bills	–	36	171	554,431	554,638	546,821	40,089

	R$ thousand

	2007						2006

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30 (3) (6) (7) (8)	Total on June 30 (3) (6) (7) (8)	Total on September 30 (3) (6) (7) (8)

Privatization currencies	–	–	–	87,841	87,841	89,729	70,387
Collateral provided	33,465	494,230	1,923,312	2,267,352	4,718,359	3,705,012	2,311,086
• National treasury bills	32,932	292,186	1,762,652	623,781	2,711,551	1,735,137	583,453
• Financial treasury bills	533	202,044	160,660	78,126	441,363	310,807	263,461
• National treasury notes	–	–	–	1,565,445	1,565,445	1,659,068	1,464,172

Derivative financial instruments (1)	1,891,056	115,525	125,688	547,121	2,679,390	2,442,097	524,743

Securities purpose of unrestricted purchase and sale commitments	–	–	3,098,007	–	3,098,007	2,256	–
• National treasury bills	–	–	3,098,007	–	3,098,007	2,256	–

Overall total	24,905,796	6,298,149	13,554,237	63,339,811	108,097,993	103,577,387	73,021,868
%	23.0	5.8	12.6	58.6	100.0	100.0	100.0

(1)
For comparison purposes with the criterion adopted by Bacen Circular no. 3068 and due to securities characteristics, we are considering the derivative financial instruments under the category “Trading Securities”;

(2)	These refer to investment funds and managed portfolio applied in purchase and sale commitments with Bradesco, the owners of which are subsidiaries, included in the consolidated financial statements;

(3)	The investment fund quotas were distributed according to instruments composing their portfolios and preserving the classification of funds category;

(4)	On June 30, 2007, R$8,321,604 thousand were transferred from “Securities Available for Sale” to “Securities Held to Maturity”, due to the management’s intent to its realization;

(5)
In compliance with the provisions of Article 8 of Bacen Circular no. 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the securities held to maturity’s category. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations on the reference date of September 30, 2007;

(6)	The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(7)
This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than the restated cost value in the amount of R$1,725,854 thousand (June 30, 2007 – R$1,539,794 thousand and September 30, 2006 – R$829,243 thousand); and

(8)
The market value of securities is determined based on the market price available on the balance sheet date. In case no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of respective quotas.

e) Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in equity or memorandum accounts, for its own needs and for customers. The derivative financial instruments, when used by the Bank, aim at hedging its asset and liability positions against the effect of exchange and interest rate variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) Amounts of the derivative financial instruments recorded in balance sheet and memorandum accounts

	R$ thousand

	2007				2006

	September 30		June 30		September 30

	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	7,238,700		5,602,246		4,581,357
– Interbank market	647,125	–	2,075,178	–	705,874	–
– Foreign currency	6,548,588	–	3,527,068	–	3,875,483	–
– Other	42,987	42,987	–	–	–	–
Sale commitments:	83,624,289		58,401,804		25,473,829
– Interbank market	66,674,886	66,027,761	45,496,520	43,421,342	13,859,869	13,153,995
– Foreign currency	16,949,403	10,400,815	12,905,284	9,378,216	11,598,959	7,723,476
– Other	–	–	–	–	15,001	15,001

Option contracts
Purchase commitments:	3,440,537		4,774,982		436,430
– Interbank market	3,312,449	396,449	4,405,450	–	–	–
– Foreign currency	36,408	–	369,532	–	436,430	–
– Other (1)	91,680	–	–	–	–	–
Sale commitments:	5,106,926		9,127,505		824,757
– Interbank market	2,916,000	–	4,932,900	527,450	–	–
– Foreign currency	2,035,246	1,998,838	4,194,605	3,825,073	824,757	388,327
– Other (1)	155,680	64,000	–	–	–	–

Forward contracts
Purchase commitments:	3,055,655		1,835,114		1,474,941
– Interbank market	–	–	243,665	–	–	–
– Foreign currency	2,174,646	1,272,580	1,591,449	1,051,059	1,460,543	891,329
– Other	881,009	26,312	–	–	14,398	–
Sale commitments:	1,756,763		2,049,511		893,082
– Interbank market	–	–	1,509,121	1,265,456	–	–
– Foreign currency	902,066	–	540,390	–	569,214	–
– Other	854,697	–	–	–	323,868	309,470

Swap contracts
Asset position:	22,845,960		19,719,591		16,039,609
– Interbank market	7,350,805	2,628,263	7,524,060	6,110,118	7,522,063	6,199,160
– Prefixed	1,764,673	1,057,461	1,669,462	1,100,972	1,062,820	297,229
– Foreign currency	11,635,286	–	9,000,125	–	5,840,873	–
– Reference rate (TR)	829,675	807,320	819,593	675,332	818,787	712,960
– Selic	449,414	377,728	495,449	420,468	680,489	538,947
– IGP-M	459,670	–	9,682	–	51,643	–
– Other	356,437	–	201,220	–	62,934	41,380

Liability position:	22,341,689		19,278,397		15,976,175
– Interbank market	4,722,542	–	1,413,942	–	1,322,903	–
– Prefixed	707,212	–	568,490	–	765,591	–
– Foreign currency	15,599,750	3,964,464	16,318,560	7,318,435	13,440,542	7,599,669
– Reference rate (TR)	22,355	–	144,261	–	105,827	–
– Selic	71,686	–	74,981	–	141,542	–
– IGP-M	823,203	363,533	357,704	348,022	178,216	126,573
– Other	394,941	38,504	400,459	199,239	21,554	–
(1) Includes the derivatives related to the sale operation of Bovespa’s securities.

Derivatives include operations maturing in D+1.

II) Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand

	2007						2006

	September 30			June 30			September 30

	Restated cost	Mark-to- market adjustment value	Market value	Restated cost	Mark-to- market adjustment value	Market value	Restated cost	Mark-to- market adjustment value	Market value

Adjustment receivables –
swap	706,219	183,419	889,638	481,475	170,907	652,382	175,677	8,668	184,345
Receivable forward
purchases	917,473	602	918,075	244,070	(81)	243,989	14,398	–	14,398
Receivable futures sales	854,971	246	855,217	1,533,148	(294)	1,532,854	323,868	(93)	323,775
Premiums on
exercisable options	21,170	(4,710)	16,460	29,679	(16,807)	12,872	3,257	(1,032)	2,225
Total assets	2,499,833	179,557	2,679,390	2,288,372	153,725	2,442,097	517,200	7,543	524,743
Adjustment payables –
swap	(366,943)	(18,424)	(385,367)	(183,281)	(27,907)	(211,188)	(119,774)	(1,137)	(120,911)
Payable forward
purchases	(1,051,563)	(602)	(1,052,165)	(374,477)	81	(374,396)	(14,398)	–	(14,398)
Payable futures sales	(858,647)	(246)	(858,893)	(1,509,611)	294	(1,509,317)	(323,868)	93	(323,775)
Premiums on written
options	(51,278)	16,138	(35,140)	(65,851)	36,564	(29,287)	(54,564)	5,468	(49,096)
Total liabilities	(2,328,431)	(3,134)	(2,331,565)	(2,133,220)	9,032	(2,124,188)	(512,604)	4,424	(508,180)

III) Futures, option, forward and swap contracts

	R$ thousand

	2007						2006

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total on September 30	Total on June 30	Total on September 30

Future contracts	45,434,546	10,915,793	17,273,119	17,239,531	90,862,989	64,004,050	30,055,186
Option contracts	1,364,992	153,763	770,690	6,258,018	8,547,463	13,902,487	1,261,187
Forward contracts	2,718,180	656,737	756,283	681,218	4,812,418	3,884,625	2,368,023
Swap contracts	3,579,677	1,469,470	5,438,862	11,468,313	21,956,322	19,067,209	15,855,264
Total on September 30,
2007	53,097,395	13,195,763	24,238,954	35,647,080	126,179,192
Total on June 30, 2007	31,296,493	11,574,930	20,238,993	37,747,955		100,858,371
Total on September 30,
2006	25,580,478	6,924,467	6,106,646	10,928,069			49,539,660

IV)Types of margin granted as collateral for derivative financial instruments, comprising mainly future contracts

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Government bonds
National treasury notes	906,543	1,407,304	1,291,656
National treasury bills	1,521,094	820,383	53,832
Total	2,427,637	2,227,687	1,345,488

V) Net revenue and expenses amounts

	R$ thousand

		2007		2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Swap contracts	216,282	169,399	996,498	1,937,117
Forward contracts	(5,508)	12,255	(12,858)	(103,751)
Option contracts	(29,702)	245,059	261,950	18,934
Future contracts	711,910	679,134	1,517,881	60,134
Total	892,982	1,105,847	2,763,471	1,912,434

VI) Overall amounts of the derivative financial instruments, broken down by trading place

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Cetip (over-the-counter)	20,354,166	16,651,159	10,071,350
BM&F (floor)	105,641,666	84,207,212	39,468,310
Total	125,995,832	100,858,371	49,539,660

f) Income on securities transactions, financial income on insurance, private pension plans and certificated savings plans and derivative financial instruments

	R$ thousand

		2007		2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Fixed income securities	768,581	1,008,032	2,668,449	2,357,983
Interbank investments (Note 7b)	1,163,360	934,487	2,996,177	2,732,813
Allocation of exchange variation of foreign branches and subsidiaries	(310,046)	(452,074)	(1,075,613)	(816,427)
Equity securities	94,483	289,168	388,702	99,496
Subtotal	1,716,378	1,779,613	4,977,715	4,373,865
Financial income on insurance, private pension plans and
certificated savings plans	1,889,168	2,001,085	5,575,397	5,047,213
Income from derivative financial instruments	892,982	1,105,847	2,763,471	1,912,434
Total	4,498,528	4,886,545	13,316,583	11,333,512

9) Interbank Accounts – Restricted Deposits

a) Restricted deposits

	R$ thousand

	Remuneration	2007		2006

		September	June	September
		30	30	30

Compulsory deposits – demand deposits	Not remunerated	6,812,128	6,763,618	5,519,783
Compulsory deposits – savings account deposits	Savings index	5,984,035	5,641,504	5,060,466
Additional compulsory deposits	Selic rate	7,192,992	6,872,364	6,412,598
Restricted deposits – SFH	Reference rate – TR + interest	413,305	413,239	402,419
Funds from rural credit	Not remunerated	578	578	578
Total		20,403,038	19,691,303	17,395,844

b) Compulsory deposits

	R$ thousand

		2007		2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Restricted deposits – Bacen (compulsory deposits)	296,357	302,438	906,654	986,204
Restricted deposits – SFH	7,987	12,129	28,418	25,467
Total	304,344	314,567	935,072	1,011,671

10) Loan Operations

The information relating to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with characteristics of loan granting, is presented as follows:

a) By type and maturity

	R$ thousand

	Normal Course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2007				2006

							Total on	% (5)	Total on	% (5)	Total on	% (5)
							September		June		September
							30 (A)		30 (A)		30 (A)

Discounted trade receivables and
other loans	9,482,475	6,461,333	5,174,335	6,021,063	6,753,514	13,888,125	47,780,845	38.2	45,553,638	39.1	36,745,543	37.4
Financings	2,678,843	2,284,085	2,016,329	5,450,187	6,993,822	18,227,985	37,651,251	30.0	34,931,788	30.0	31,188,000	31.7
Rural and agribusiness loans	848,301	601,240	407,392	782,196	1,958,696	4,196,115	8,793,940	7.0	7,665,429	6.6	7,030,403	7.2
Subtotal	13,009,619	9,346,658	7,598,056	12,253,446	15,706,032	36,312,225	94,226,036	75.2	88,150,855	75.7	74,963,946	76.3
Leasing operations	330,376	213,437	221,286	630,900	1,117,930	3,517,061	6,030,990	4.8	4,594,003	3.9	3,407,626	3.5
Advances on foreign exchange contracts (1)	1,217,671	948,342	973,949	1,539,181	1,504,531	–	6,183,674	4.9	6,065,330	5.2	5,464,095	5.6
Subtotal	14,557,666	10,508,437	8,793,291	14,423,527	18,328,493	39,829,286	106,440,700	84.9	98,810,188	84.8	83,835,667	85.4
Other receivables (2)	89,304	16,469	17,107	32,247	153,388	170,177	478,692	0.4	405,377	0.3	446,568	0.5
Total loan operations (3)	14,646,970	10,524,906	8,810,398	14,455,774	18,481,881	39,999,463	106,919,392	85.3	99,215,565	85.1	84,282,235	85.9
Sureties and guarantees (4)	755,666	550,773	500,099	1,387,893	1,854,359	13,421,729	18,470,519	14.7	17,324,586	14.9	13,820,221	14.1
Overall total on September 30, 2007	15,402,636	11,075,679	9,310,497	15,843,667	20,336,240	53,421,192	125,389,911	100.0
Overall total on June 30, 2007	14,367,868	11,151,921	8,082,958	15,981,367	18,943,287	48,012,750			116,540,151	100.0
Overall total on September 30, 2006	13,352,106	8,920,170	7,927,559	13,370,718	16,372,342	38,159,561					98,102,456	100.0

	R$ thousand

	Abnormal Course

	Past due installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	2007				2006

						Total on	% (5)	Total on	% (5)	Total on	% (5)
						September		June		September
						30 (B)		30 (B)		30 (B)

Discounted trade receivables and other loans	463,560	420,016	409,291	754,663	883,954	2,931,484	76.4	2,669,399	73.3	2,256,399	74.3
Financings	218,155	154,292	80,088	172,214	153,547	778,296	20.3	803,156	22.1	651,104	21.4
Rural and agribusiness loans	5,727	4,733	2,018	6,964	5,269	24,711	0.6	37,885	1.0	56,025	1.9
Subtotal	687,442	579,041	491,397	933,841	1,042,770	3,734,491	97.3	3,510,440	96.4	2,963,528	97.6
Leasing operations	12,733	9,030	4,642	9,535	10,263	46,203	1.2	40,007	1.1	26,724	0.9
Advances on foreign exchange contracts (1)	7,551	4,128	930	1,069	12,585	26,263	0.7	62,199	1.7	22,582	0.7
Subtotal	707,726	592,199	496,969	944,445	1,065,618	3,806,957	99.2	3,612,646	99.2	3,012,834	99.2
Other receivables (2)	10,569	1,057	415	1,008	18,359	31,408	0.8	28,049	0.8	23,399	0.8
Overall total on September 30, 2007	718,295	593,256	497,384	945,453	1,083,977	3,838,365	100.0
Overall total on June 30, 2007	671,391	615,612	512,205	931,659	909,828			3,640,695	100.0
Overall total on September 30, 2006	879,523	408,769	390,752	630,040	727,149					3,036,233	100.0

	R$ thousand

	Abnormal course

	Installments Falling due

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	2007					2006

						More than	Total on	%	Total on		Total on
						360 days	September	(5)	June	%	September	%
							30 (C)		30 (C)	(5)	30 (C)	(5)

Discounted trade receivables and other loans	236,849	235,848	185,009	361,225	460,139	584,132	2,063,202	36.8	1,919,840	36.0	1,771,316	37.7
Financings	209,931	191,569	184,742	484,868	727,201	1,294,830	3,093,141	55.2	2,988,025	56.0	2,632,528	56.1
Rural and agribusiness loans	5,106	2,847	1,272	1,311	2,354	176,385	189,275	3.5	199,803	3.8	134,986	2.9
Subtotal	451,886	430,264	371,023	847,404	1,189,694	2,055,347	5,345,618	95.5	5,107,668	95.8	4,538,830	96.7
Leasing operations	10,150	8,008	8,365	24,416	46,275	145,082	242,296	4.3	214,040	4.0	141,104	3.0
Advances on foreign exchange contracts (1)	–	–	–	–	–	–	–	–	–	–	–	–
Subtotal	462,036	438,272	379,388	871,820	1,235,969	2,200,429	5,587,914	99.8	5,321,708	99.8	4,679,934	99.7
Other receivables (2)	4,395	474	247	636	1,139	4,419	11,310	0.2	13,214	0.2	14,723	0.3
Total loan operations (3)	466,431	438,746	379,635	872,456	1,237,108	2,204,848	5,599,224	100.0	5,334,922	100.0	4,694,657	100.0
Sureties and guarantees (4)	–	–	–	–	–	–	–	–	–	–	–	–
Overall total on September 30, 2007	466,431	438,746	379,635	872,456	1,237,108	2,204,848	5,599,224	100.0
Overall total on June 30, 2007	461,588	419,513	360,172	860,963	1,201,905	2,030,781			5,334,922	100.0
Overall total on September 30, 2006	433,359	392,626	350,384	786,119	1,082,802	1,649,367					4,694,657	100.0

	R$ thousand

	Overall total

	2007				2006

	Total on		Total on		Total on
	September	%	June	%	September	%
	30	(5)	30	(5)	30	(5)
	(A+B+C)		(A+B+C)		(A+B+C)

Discounted trade receivables and other loans	52,775,531	39.1	50,142,877	39.8	40,773,258	38.5
Financings	41,522,688	30.8	38,722,969	30.9	34,471,632	32.6
Rural and agribusiness loans	9,007,926	6.7	7,903,117	6.3	7,221,414	6.8
Subtotal	103,306,145	76.6	96,768,963	77.0	82,466,304	77.9
Leasing operations	6,319,489	4.7	4,848,050	3.9	3,575,454	3.4
Advances on foreign exchange contracts (1)	6,209,937	4.6	6,127,529	4.9	5,486,677	5.2
Subtotal	115,835,571	85.9	107,744,542	85.8	91,528,435	86.5
Other receivables (2)	521,410	0.4	446,640	0.4	484,690	0.4
Total loan operations (3)	116,356,981	86.3	108,191,182	86.2	92,013,125	86.9
Sureties and guarantees (4)	18,470,519	13.7	17,324,586	13.8	13,820,221	13.1
Overall total on September 30, 2007	134,827,500	100.0
Overall total on June 30, 2007			125,515,768	100.0
Overall total on September 30, 2006					105,833,346	100.0

(1)	Advances on foreign exchange contracts are recorded as a reduction of the item “Other Liabilities”;
(2)
The item “Other Receivables” comprise receivables on sureties and guarantees honored, receivables on purchase of assets, securities and credit instruments receivable, income receivable on foreign exchange contracts and receivables arising from export contracts;

(3)
Total loan operations includes financing of credit card operations and operations for prepaid credit card receivables in the amount of R$5,291,296 thousand (June 30, 2007 – R$4,907,717 thousand and September 30, 2006 – R$2,486,180 thousand). Other receivables relating to credit cards in the amount of R$5,266,227 thousand (June 30, 2007 – R$5,303,513 thousand and September 30, 2006 – R$4,463,901 thousand) are classified in the item “Other Receivables – Sundry” and presented in Note 11b;

(4)	Amounts recorded in memorandum account, which include R$2,514,761 thousand referring to operations in which the beneficiary is Banco Bradesco S.A. Grand Cayman Branch; and
(5)	Ratio between type and total portfolio with sureties and guarantees.

b) By type and risk level

Loan Operations	R$ thousand

	Risk Levels

	AA	A	B	C	D	E	F	G	H	2007				2006

										Total on		Total on		Total on
										September	%	June	%	September	%
										30		30		30

Discounted trade
receivables and
other loans	11,011,556	24,721,819	4,702,834	6,942,043	1,046,961	593,054	508,846	468,885	2,779,533	52,775,531	45.5	50,142,877	46.3	40,773,258	44.3
Financings	4,244,213	22,539,860	4,746,781	8,071,248	510,244	230,635	184,523	147,610	847,574	41,522,688	35.7	38,722,969	35.8	34,471,632	37.5
Rural and agribusiness
loans	331,581	3,810,082	1,165,356	2,912,683	326,749	104,609	116,013	144,783	96,070	9,007,926	7.7	7,903,117	7.3	7,221,414	7.8
Subtotal	15,587,350	51,071,761	10,614,971	17,925,974	1,883,954	928,298	809,382	761,278	3,723,177	103,306,145	88.9	96,768,963	89.4	82,466,304	89.6
Leasing operations	182,889	2,583,578	1,434,890	1,909,773	56,539	21,101	30,242	12,933	87,544	6,319,489	5.4	4,848,050	4.5	3,575,454	3.9
Advances on foreign
exchange contracts	3,697,986	1,109,922	1,011,410	349,854	20,713	4,298	661	2,450	12,643	6,209,937	5.3	6,127,529	5.7	5,486,677	6.0
Subtotal	19,468,225	54,765,261	13,061,271	20,185,601	1,961,206	953,697	840,285	776,661	3,823,364	115,835,571	99.6	107,744,542	99.6	91,528,435	99.5
Other receivables	123,908	89,638	174,893	73,510	19,492	5,893	9,802	200	24,074	521,410	0.4	446,640	0.4	484,690	0.5
Total loan operations on
September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438	116,356,981	100.0
%	16.9	47.1	11.4	17.4	1.7	0.8	0.7	0.7	3.3	100.0
Total loan operations on
June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576			108,191,182	100.0
%	18.4	46.1	10.9	17.0	1.9	0.9	0.9	0.7	3.2			100.0
Total loan operations on
September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426					92,013,125	100.0
%	19.2	46.3	9.5	17.3	1.9	0.9	0.7	0.9	3.3					100.0

c) Maturity ranges and risk level

	R$ thousand

	Risk Levels

	Abnormal Course Operations

										2007				2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										September	%	June	%	September	%
										30		30		30

Installments Falling Due	–	–	1,487,324	1,399,044	545,520	426,167	341,462	286,405	1,113,302	5,599,224	100.0	5,334,922	100.0	4,694,657	100.0
1 to 30	–	–	130,052	131,202	44,254	27,722	25,531	18,688	88,982	466,431	8.3	461,588	8.6	433,359	9.2
31 to 60	–	–	122,836	123,426	40,612	25,458	21,613	17,971	86,830	438,746	7.8	419,513	7.9	392,626	8.4
61 to 90	–	–	105,796	103,031	35,271	23,205	18,746	16,266	77,320	379,635	6.8	360,172	6.8	350,384	7.5
91 to 180	–	–	229,245	223,876	84,936	57,203	46,751	39,510	190,935	872,456	15.6	860,963	16.1	786,119	16.7
181 to 360	–	–	329,651	315,333	120,337	79,120	63,752	53,873	275,042	1,237,108	22.1	1,201,905	22.5	1,082,802	23.1
More than 360	–	–	569,744	502,176	220,110	213,459	165,069	140,097	394,193	2,204,848	39.4	2,030,781	38.1	1,649,367	35.1

Past Due Installments	–	–	237,157	414,150	319,890	293,457	291,259	301,193	1,981,259	3,838,365	100.0	3,640,695	100.0	3,036,233	100.0
1 to 14	–	–	52,379	102,819	27,143	13,436	10,234	8,610	42,951	257,572	6.7	187,688	5.2	416,146	13.7
15 to 30	–	–	175,158	113,319	50,066	24,191	20,592	17,805	59,592	460,723	12.0	483,703	13.3	463,377	15.3
31 to 60	–	–	9,620	192,573	100,934	54,073	31,323	25,188	179,545	593,256	15.5	615,612	16.9	408,769	13.5
61 to 90	–	–	–	3,916	136,797	76,768	51,615	38,572	189,716	497,384	13.0	512,205	14.1	390,752	12.9
91 to 180	–	–	–	1,523	4,927	123,114	174,650	207,889	433,350	945,453	24.6	931,659	25.5	630,040	20.7
181 to 360	–	–	–	–	23	1,875	2,845	3,129	1,036,587	1,044,459	27.2	877,991	24.1	664,933	21.9
More than 360	–	–	–	–	–	–	–	–	39,518	39,518	1.0	31,837	0.9	62,216	2.0

Subtotal	–	–	1,724,481	1,813,194	865,410	719,624	632,721	587,598	3,094,561	9,437,589		8,975,617		7,730,890

Specific provision	–	–	17,245	54,396	86,541	215,887	316,361	411,317	3,094,561	4,196,308		3,855,990		3,290,366

	R$ thousand

	Risk Levels

	Normal Course Operations

										2007				2006

	AA	A	B	C	D	E	F	G	H	Total on		Total on		Total on
										September	%	June	%	September	%
										30		30		30

Installments Falling Due	19,592,133	54,854,899	11,511,683	18,445,917	1,115,288	239,966	217,366	189,263	752,877	106,919,392	100.0	99,215,565	100.0	84,282,235	100.0
1 to 30	2,614,535	8,263,280	1,072,164	2,365,125	136,941	33,252	21,780	17,064	122,829	14,646,970	13.7	13,819,520	13.9	12,736,950	15.1
31 to 60	1,766,691	5,640,312	1,020,109	1,936,207	64,511	17,300	11,650	9,084	59,042	10,524,906	9.9	10,646,023	10.8	8,735,852	10.4
61 to 90	2,059,523	4,146,880	885,375	1,580,788	53,232	15,742	10,188	7,414	51,256	8,810,398	8.2	7,512,753	7.6	7,636,226	9.1
91 to 180	2,935,087	7,128,041	1,692,449	2,368,974	160,894	29,825	19,676	15,160	105,668	14,455,774	13.5	15,015,201	15.1	12,386,744	14.7
181 to 360	3,403,802	9,595,697	1,954,376	3,151,951	137,637	45,866	28,804	21,630	142,118	18,481,881	17.3	16,885,793	17.0	14,586,982	17.3
More than 360	6,812,495	20,080,689	4,887,210	7,042,872	562,073	97,981	125,268	118,911	271,964	39,999,463	37.4	35,336,275	35.6	28,199,481	33.4
Generic Provision	–	274,272	115,105	553,377	111,529	71,992	108,683	132,482	752,877	2,120,317		2,066,257		1,833,249
Overall total on
September 30, 2007	19,592,133	54,854,899	13,236,164	20,259,111	1,980,698	959,590	850,087	776,861	3,847,438	116,356,981
Existing provision	–	274,896	134,332	874,700	525,868	466,183	570,522	734,392	3,847,438	7,428,331
Minimum required
provision	–	274,272	132,350	607,773	198,070	287,879	425,044	543,799	3,847,438	6,316,625
Additional provision	–	624	1,982	266,927	327,798	178,304	145,478	190,593	–	1,111,706
Overall total on
June 30, 2007	19,913,169	49,926,266	11,777,471	18,389,640	2,011,188	945,600	955,001	773,271	3,499,576			108,191,182
Existing provision	–	250,292	119,706	782,618	534,087	465,160	644,357	736,708	3,499,576			7,032,504
Minimum required
provision	–	249,631	117,764	551,690	201,118	283,680	477,500	541,288	3,499,576			5,922,247
Additional provision	–	661	1,942	230,928	332,969	181,480	166,857	195,420	–			1,110,257
Overall total on
September 30, 2006	17,669,763	42,644,102	8,712,102	15,925,208	1,733,355	827,197	681,835	788,137	3,031,426					92,013,125
Existing provision		213,899	112,597	786,333	454,921	404,881	460,831	750,305	3,031,426					6,215,193
Minimum required
provision		213,221	87,121	477,751	173,324	248,159	340,917	551,696	3,031,426					5,123,615
Additional provision		678	25,476	308,582	281,597	156,722	119,914	198,609	–					1,091,578

d) Concentration of loan operations

	R$ thousand

	2007				2006

	September	%	June	%	September	%
	30		30		30

Largest borrower	755,530	0.6	1,133,519	1.0	725,312	0.8
10 largest borrowers	6,514,242	5.6	6,805,206	6.3	5,194,987	5.6
20 largest borrowers	10,776,139	9.3	10,640,946	9.8	8,662,278	9.4
50 largest borrowers	17,758,482	15.3	17,492,028	16.2	15,367,275	16.7
100 largest borrowers	23,268,445	20.0	23,190,361	21.4	20,813,853	22.6

e) By economic activity sector

	R$ thousand

	2007				2006

	September	%	June	%	September	%
	30		30		30

Public Sector	925,623	0.8	992,906	0.9	963,228	1.0
Federal Government	450,527	0.4	538,177	0.5	510,386	0.5
Petrochemical	318,782	0.3	398,921	0.4	332,762	0.3
Financial intermediary	131,745	0.1	139,256	0.1	157,491	0.2
Production and distribution of electric power	–	–	–	–	20,133	–
State Government	472,458	0.4	452,222	0.4	449,878	0.5
Production and distribution of electric power	472,458	0.4	452,222	0.4	449,878	0.5
Municipal Government	2,638	–	2,507	–	2,964	–
Direct administration	2,638	–	2,507	–	2,964	–
Private sector	115,431,358	99.2	107,198,276	99.1	91,049,897	99.0
Manufacturing	28,764,620	24.7	26,879,923	24.8	22,789,513	24.8
Food and beverage	8,048,356	6.9	6,694,442	6.2	5,105,029	5.6
Steel, metallurgy and mechanics	4,040,426	3.5	4,123,112	3.8	3,301,174	3.6
Chemical	3,332,216	2.9	3,107,615	2.9	3,076,633	3.3
Light and heavy vehicles	1,986,093	1.7	2,078,643	1.9	2,121,901	2.3
Pulp and paper	1,719,881	1.5	1,784,335	1.6	1,864,883	2.0
Textiles and clothing	1,424,326	1.2	1,329,842	1.2	1,058,853	1.2
Extraction of metallic and non-metallic ores	1,356,699	1.2	1,496,632	1.4	919,616	1.0
Rubber and plastic articles	1,220,940	1.0	1,191,058	1.1	953,343	1.0
Leather articles	969,889	0.8	561,530	0.5	447,265	0.5
Electric and electronic products	852,750	0.7	735,603	0.7	685,090	0.7
Furniture and wood products	746,217	0.6	672,229	0.6	649,399	0.7
Automotive parts and accessories	698,486	0.6	910,611	0.8	572,468	0.6
Oil refining and production of alcohol	541,842	0.5	436,691	0.4	329,999	0.4
Non-metallic materials	499,746	0.4	576,466	0.5	443,224	0.5
Publishing, printing and reproduction	466,469	0.4	448,412	0.4	421,316	0.5
Other industries	860,284	0.8	732,702	0.8	839,320	0.9
Commerce	15,807,536	13.6	16,071,878	14.9	13,143,583	14.3
Products in specialty stores	3,846,080	3.3	3,606,473	3.3	3,346,003	3.7
Food products, beverage and tobacco	2,057,090	1.8	1,859,596	1.7	1,655,603	1.8
Grooming and household articles	1,494,525	1.3	1,557,480	1.4	1,135,955	1.2
Non-specialized retailer	1,099,622	0.9	1,225,762	1.1	1,129,152	1.2
Clothing and footwear	1,088,036	0.9	2,122,088	2.0	865,846	1.0
Self-propelled vehicles	1,064,056	0.9	924,791	0.9	939,227	1.0
Wholesale of goods in general	865,035	0.7	801,815	0.8	733,008	0.8
Repair, parts and accessories for
self-propelled vehicles	794,404	0.7	763,442	0.7	694,978	0.8
Residues and scrap	774,783	0.7	826,848	0.8	763,261	0.8
Agricultural products	707,194	0.6	550,232	0.5	562,434	0.6
Fuel	699,483	0.6	671,573	0.6	607,298	0.7
Trade intermediary	556,845	0.5	493,222	0.5	402,606	0.4
Other commerce	760,383	0.7	668,556	0.6	308,212	0.3

	R$ thousand

	2007				2006

	September	%	June	%	September	%
	30		30		30

Financial intermediaries	342,383	0.3	385,010	0.4	756,622	0.8
Services	19,654,639	16.9	17,723,098	16.4	14,319,164	15.6
Transport and storage	5,379,408	4.6	4,908,007	4.5	4,211,185	4.6
Civil construction	3,583,940	3.1	2,958,645	2.7	1,974,891	2.1
Real estate activities, rentals and corporate
services	2,730,572	2.4	2,653,859	2.5	2,270,268	2.5
Production and distribution of electric
power, gas and water	1,238,317	1.1	1,211,360	1.1	1,662,164	1.8
Social services, education, health, defense
and social security	1,174,720	1.0	1,094,873	1.0	977,286	1.1
Holding companies, legal, accounting and
business advisory services	631,197	0.5	559,640	0.5	441,072	0.5
Telecommunications	871,848	0.7	944,528	0.9	928,009	1.0
Clubs, leisure, cultural and sports activities	825,722	0.7	823,529	0.8	460,545	0.5
Hotel and catering	585,477	0.5	528,059	0.5	386,108	0.4
Other services	2,633,438	2.3	2,040,598	1.9	1,007,636	1.1
Agribusiness, fishing, forestry
development and management	1,577,513	1.4	1,444,030	1.3	1,207,266	1.3
Individuals	49,284,667	42.3	44,694,337	41.3	38,833,749	42.2
Total	116,356,981	100.0	108,191,182	100.0	92,013,125	100.0

f) Breakdown of loan operations and allowance for doubtful accounts

Risk Level	R$ thousand

	Portfolio balance

	Abnormal course			Normal course	Total	%	2007		2006

	Past due	Falling due	Total – abnormal course				%	%	%
							September	June	September
							30	30	30
							YTD	YTD	YTD

AA	–	–	–	19,592,133	19,592,133	16.9	16.9	18.4	19.2
A	–	–	–	54,854,899	54,854,899	47.1	64.0	64.5	65.5
B	237,157	1,487,324	1,724,481	11,511,683	13,236,164	11.4	75.4	75.4	75.0
C	414,150	1,399,044	1,813,194	18,445,917	20,259,111	17.4	92.8	92.4	92.3
Subtotal	651,307	2,886,368	3,537,675	104,404,632	107,942,307	92.8
D	319,890	545,520	865,410	1,115,288	1,980,698	1.7	94.5	94.3	94.2
E	293,457	426,167	719,624	239,966	959,590	0.8	95.3	95.2	95.1
F	291,259	341,462	632,721	217,366	850,087	0.7	96.0	96.1	95.8
G	301,193	286,405	587,598	189,263	776,861	0.7	96.7	96.8	96.7
H	1,981,259	1,113,302	3,094,561	752,877	3,847,438	3.3	100.0	100.0	100.0
Subtotal	3,187,058	2,712,856	5,899,914	2,514,760	8,414,674	7.2
Total on September 30, 2007	3,838,365	5,599,224	9,437,589	106,919,392	116,356,981	100.0
%	3.3	4.8	8.1	91.9	100.0
Total on June 30, 2007	3,640,695	5,334,922	8,975,617	99,215,565	108,191,182
%	3.4	4.9	8.3	91.7	100.0
Total on September 30, 2006	3,036,233	4,694,657	7,730,890	84,282,235	92,013,125
%	3.3	5.1	8.4	91.6	100.0

Risk level	R$ thousand

	Provision

	Minimum requirement						Additional	Existing	2007		2006

	% minimum required provision	Specific			Generic	Total			%	%	%

		Past due	Falling due	Total specific					on	on	on
									September	June	September
									30	30	30
									(1)	(1)	(1)

AA	0.0	–	–	–	–	–	–		–	–	–
A	0.5	–	–	–	274,272	274,272	624	274,896	0.5	0.5	0.5
B	1.0	2,372	14,873	17,245	115,105	132,350	1,982	134,332	1.0	1.0	1.3
C	3.0	12,425	41,971	54,396	553,377	607,773	266,927	874,700	4.3	4.3	4.9
Subtotal		14,797	56,844	71,641	942,754	1,014,395	269,533	1,283,928	1.2	1.2	1.3
D	10.0	31,989	54,552	86,541	111,529	198,070	327,798	525,868	26.5	26.6	26.2
E	30.0	88,037	127,850	215,887	71,992	287,879	178,304	466,183	48.6	49.2	48.9
F	50.0	145,630	170,731	316,361	108,683	425,044	145,478	570,522	67.1	67.5	67.6
G	70.0	210,833	200,484	411,317	132,482	543,799	190,593	734,392	94.5	95.3	95.2
H	100.0	1,981,259	1,113,302	3,094,561	752,877	3,847,438	–	3,847,438	100.0	100.0	100.0
Subtotal		2,457,748	1,666,919	4,124,667	1,177,563	5,302,230	842,173	6,144,403	73.0	71.8	72.3
Total on
September
30, 2007		2,472,545	1,723,763	4,196,308	2,120,317	6,316,625	1,111,706	7,428,331	6.4
%		33.3	23.2	56.5	28.5	85.0	15.0	100.0
Total on
June 30, 2007		2,208,291	1,647,699	3,855,990	2,066,257	5,922,247	1,110,257	7,032,504		6.5
%		31.4	23.4	54.8	29.4	84.2	15.8	100.0
Total on
September
30, 2006		1,905,520	1,384,846	3,290,366	1,833,249	5,123,615	1,091,578	6,215,193			6.8
%		30.6	22.3	52.9	29.5	82.4	17.6	100.0
(1) Ratio between existing provision and portfolio by risk level.

g) Movement of allowance for doubtful accounts

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening Balance	7,032,504	6,774,885	6,646,038	4,958,649
– Specific provision (1)	3,855,990	3,772,145	3,635,341	2,287,589
– Generic provision (2)	2,066,257	1,900,210	1,910,790	1,657,570
– Additional provision (3)	1,110,257	1,102,530	1,099,907	1,013,490
Amount recorded	1,438,305	1,343,964	3,941,930	3,222,472
Amount written-off	(1,105,100)	(1,095,124)	(3,231,038)	(2,067,493)
Balance derived from acquired institutions (4)	62,622	8,779	71,401	101,565
Closing balance	7,428,331	7,032,504	7,428,331	6,215,193
– Specific provision (1)	4,196,308	3,855,990	4,196,308	3,290,366
– Generic provision (2)	2,120,317	2,066,257	2,120,317	1,833,249
– Additional provision (3)	1,111,706	1,110,257	1,111,706	1,091,578

(1) For operations with installments overdue for more than 14 days;
(2) Recorded based on the customer/transaction classification and accordingly not included in the preceding item;
(3) The additional provision is recorded based on Management's experience and expected collection of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general loan risks, as well as the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution no. 2,682. The additional provision per customer was classified according to the corresponding risk levels (Note 10f); and

(4) Comprises BMC and Credifar in 2007; and Banco BEC S.A. and Amex Brasil in 2006.

h)Recovery and renegotiation

Expense from allowance for doubtful accounts, net of recoveries of written-off credits.

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Amount recorded	1,438,305	1,343,964	3,941,930	3,222,472
Amount recovered (1)	(197,274)	(218,405)	(593,302)	(440,640)
Expense net of recoveries	1,241,031	1,125,559	3,348,628	2,781,832
(1) Classified in income on loan operations (Note 10j).

i) Movement of renegotiated portfolio

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Opening balance	2,826,490	2,730,779	2,708,521	2,020,341
– Amount renegotiated	614,038	655,779	1,857,330	1,963,322
– Amount received	(461,197)	(352,907)	(1,175,820)	(1,017,632)
– Amount written-off	(250,818)	(207,161)	(661,518)	(371,719)
Closing balance	2,728,513	2,826,490	2,728,513	2,594,312
Allowance for doubtful accounts	1,787,457	1,823,444	1,787,457	1,602,829
Percentage on portfolio	65.5%	64.5%	65.5%	61.8%

j) Income on loan and leasing operations

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Discounted trade receivables and other loans	3,308,766	3,170,287	9,555,823	8,794,753
Financings	1,910,375	1,844,370	5,545,876	5,474,375
Rural and agribusiness loans	234,126	182,949	604,149	501,428
Subtotal	5,453,267	5,197,606	15,705,848	14,770,556
Recovery of credits written-off as loss	197,274	218,405	593,302	440,640
Allocation of exchange variation of branches and subsidiaries abroad	(335,427)	(421,733)	(1,053,399)	(268,830)
Subtotal	5,315,114	4,994,278	15,245,751	14,942,366
Leasing, net of expenses	245,981	189,703	625,810	454,333
Total	5,561,095	5,183,981	15,871,561	15,396,699

11) Other Receivables

a) Foreign exchange portfolio

Balance sheet accounts

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Assets – other receivables
Exchange purchases pending settlement	8,119,361	8,715,860	7,008,563
Foreign exchange acceptances and term documents in foreign currencies	6,632	15,293	3,375
Exchange sale receivables	3,741,824	3,477,642	1,732,821
(-) Advances in domestic currency received	(345,093)	(247,697)	(205,479)
Income receivable on advances granted	98,260	85,979	81,022
Total	11,620,984	12,047,077	8,620,302
Liabilities – other liabilities
Exchange sales pending settlement	3,727,283	3,470,820	1,732,315
Exchange purchase payables	8,557,374	9,043,644	7,028,848
(-) Advances on foreign exchange contracts	(6,209,937)	(6,127,529)	(5,486,677)
Other	16,012	18,378	15,736
Total	6,090,732	6,405,313	3,290,222
Net foreign exchange portfolio	5,530,252	5,641,764	5,330,080
Memorandum accounts
Imports loans	291,367	256,554	201,528
Confirmed exports loans	21,574	24,109	35,223

Exchange results

Breakdown of results of foreign exchange transactions adjusted to facilitate presentation

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Foreign exchange operations result	121,888	143,305	414,457	631,596
Adjustments:
– Income on foreign currency financing (1)	4,916	5,052	13,916	117,937
– Income on export financing (1)	18,961	12,175	44,079	37,796
– Income on foreign investments (2)	32,688	2,082	36,488	146,986
– Expenses from liabilities with foreign bankers (3) (Note 17c)	(16,253)	2,006	(34,166)	(708,870)
– Other	(60,977)	(73,503)	(210,014)	29,541
Total adjustments	(20,665)	(52,188)	(149,697)	(376,610)
Adjusted foreign exchange operations result	101,223	91,117	264,760	254,986
(1) Classified in the item “Income on loan operations”;
(2) Demonstrated in the item “Income on securities transactions”; and
(3) Related to funds from financing advances on foreign exchange contracts and import financing, classified in the item “Expenses from borrowings and onlendings”.

b) Sundry

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Tax credits (Note 34c)	8,674,883	7,893,939	7,116,622
Credit card operations	5,266,227	5,303,513	4,463,901
Borrowers by escrow deposits	4,311,851	3,926,400	3,593,509
Prepaid taxes	1,025,425	845,683	822,672
Sundry borrowers	832,562	719,321	570,634
Receivable securities and credits	691,198	591,364	518,771
Payments to be reimbursed	521,615	478,775	487,758
Borrowers due to purchase of assets	173,237	193,635	240,891
Other	227,326	247,466	188,596
Total	21,724,324	20,200,096	18,003,354

12) Other Assets

a) Non-operations assets/others

	R$ thousand

	Cost	Provision for losses	Residual value

			2007		2006

			September	June	September
			30	30	30

Real estate	160,727	(42,987)	117,740	93,813	109,532
Goods subject to special conditions	92,139	(92,139)	–	–	–
Vehicles and similar	102,564	(30,055)	72,509	69,452	56,692
Inventories/storehouse	16,747	–	16,747	22,993	16,736
Machinery and equipment	12,455	(6,826)	5,629	4,950	3,757
Other	7,463	(6,365)	1,098	1,204	1,129
Total on September 30, 2007	392,095	(178,372)	213,723
Total on June 30, 2007	374,928	(182,516)		192,412
Total on September 30, 2006	380,343	(192,497)			187,846

b) Prepaid expenses

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Commission on the placement of financing (1)	1,237,016	880,246	782,151
Partnership agreement in the rendering of banking services (2)	647,700	583,425	419,343
Insurance selling expenses (3)	311,561	283,004	277,776
Insurance expenses and other costs on funding abroad (4)	56,114	62,770	76,103
Advertising expenses (5)	94,400	85,750	60,681
Other	35,700	44,760	69,469
Total	2,382,491	1,939,955	1,685,523

(1) Commissions paid to storekeepers and car dealers;
(2) Amounts paid for acquisition of right to provide banking services;
(3) Commissions paid to insurance brokers on trade of insurance, private pension plans and certificated savings plans products;
(4) Prepaid insurance expenses and other costs when contracting funding from foreign bankers/investors; and
(5) Prepaid advertising expenses, whose disclosure in the media will occur in the future.

13) Investments

a) Movement of investments in branches and direct and indirect subsidiaries abroad, which were fully eliminated upon consolidation of the financial statements.

Investments in branches and subsidiaries abroad	R$ thousand

	Balance on	Movement in	Balance on	Balance on	Balance on
	12.31.2006	the period (1)	9.30.2007	6.30.2007	9.30.2006

Banco Bradesco S.A. Grand Cayman Branch	7,946,515	(982,413)	6,964,102	7,255,185	5,778,675
Bradport SGPS, Sociedade Unipessoal, Lda.	525,089	37,026	562,115	577,082	397,830
Banco Bradesco S.A. New York Branch	339,581	(35,552)	304,029	315,589	337,999
Banco Bradesco Luxembourg S.A.	306,517	(31,250)	275,267	285,063	307,949
Banco BMC S.A. Grand Cayman Branch	–	79,693	79,693	–	–
Cidade Capital Markets Limited	72,749	(7,416)	65,333	67,478	72,778
Bradesco Securities, Inc.	48,369	(9,864)	38,505	40,527	48,690
Banco Bradesco Argentina S.A.	35,952	20,167	56,119	58,722	36,139
Banco Bradesco S.A. Nassau Branch (2)	–	27,779	27,779	–	–
Banco Boavista S.A. Nassau Branch (2)	18,836	(2,160)	16,676	17,276	18,977
Bradesco Argentina de Seguros S.A.	10,408	2,713	13,121	11,398	11,434
Bradesco International Health Service, Inc.	177	61	238	238	179
Imagra Overseas Ltd. (Amex Brasil)	1,842	(258)	1,584	1,671	1,876
Total	9,306,035	(901,474)	8,404,561	8,630,229	7,012,526

(1) Represented by the exchange loss variation in the amount of R$1,217,755 thousand, positive equity accounting in the amount of R$211,683 thousand, positive mark-to-market adjustment of securities available for sale in the amount of R$19,890 thousand and acquisition of Banco BMC S.A. Grand Cayman Branch at the amount of R$84,708 thousand in August 2007; and

(2) Company incorporated in August 2007 by means of the partial spin-off of Banco BoaVista S.A. Nassau Branch.

b) Breakdown of investments in the consolidated financial statements

Affiliated companies	R$ thousand

	2007		2006

	September	June	September
	30	30	30

• IRB-Brasil Resseguros S.A.	398,572	381,581	351,759
• BES Investimento do Brasil S.A.	24,954	24,617	21,738
• NovaMarlim Participações S.A.	12,417	12,393	17,810
• Marlim Participações S.A.	7,747	8,144	12,508
• Others	197	219	550
Total in affiliated companies	443,887	426,954	404,365
– Tax incentives	329,346	329,041	325,581
– Banco Espírito Santo S.A. (1)	–	–	397,593
Other investments	191,715	189,215	292,741
Provision for:
Tax incentives	(291,003)	(291,485)	(279,667)
Other investments	(69,181)	(68,595)	(121,186)
Overall total of consolidated investments	604,764	585,130	1,019,427

(1) Investment transferred to current assets in December 2006.

c) The adjustments resulting from the evaluation of investments by the equity accounting method were recorded in income under “Equity in the earnings of affiliated companies” and corresponded, in the period ended September 30, 2007, - R$32,497 thousand (September 30, 2006 – R$42,067 thousand), 3rd quarter of 2007 – R$16,403 thousand (2nd quarter of 2007 – R$4,505 thousand).

Companies	R$ thousand

	Capital stock	Adjusted stockholders´ equity	Number of stocks/		Consolidated ownership on capital stock	Adjusted net income/ (loss)	Adjustment resulting from evaluation (4)
			quotas held
			(thousands)

			Common	Preferred			2007			2006

							3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

IRB-Brasil Resseguros S.A. (1)	1,030,000	1,876,193	–	212	21.24%	140,626	14,967	1,752	29,869	4,888
NovaMarlim Participações S.A. (1)	64,350	72,311	22,100	–	17.17%	10,687	491	647	1,835	4,519
Marlim Participações S.A. (1)	54,550	65,460	10,999	21,998	11.84%	(14,316)	159	391	(1,695)	4,269
BES Investimento do Brasil S.A. –
Banco de Investimento (1)	80,000	124,771	7,992	7,992	19.99%	14,067	937	1,791	2,812	2,903
American BankNote S.A. (2)	–	–	–	–	–	–	–	–	–	2,112
Bradesco Templeton Asset Management Ltda. (3)	–	–	–	–	–	–	–	–	–	23,627
Other companies							(151)	(76)	(324)	(251)
Total of non - consolidated investees							16,403	4,505	32,497	42,067

(1) Unaudited data related to August 31, 2007;
(2) Investment transferred to current assets and partially sold in 2006;
(3) Investment sold in July 2006; and
(3) Adjustment resulting from evaluation considers results recorded by the companies as from their acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable.

14) Property, Plant and Equipment in Use and Leased Assets

Stated at acquisition cost. Depreciation is calculated on the straight-line method at annual rates, which take into consideration the economic useful lives of the assets.

	R$ thousand

	Annual rate	Cost	Depreciation	Residual value

				2007		2006

				September	June	September
				30	30	30

Real estate in use:
– Buildings	4%	599,015	(368,778)	230,237	245,257	296,301
– Land	–	419,168	–	419,168	439,133	415,210
Facilities, furniture and equipment in use	10%	2,286,021	(1,335,822)	950,199	930,761	887,866
Security and communications systems	10%	153,793	(90,854)	62,939	57,530	48,282
Data processing systems	20 to 50%	1,737,601	(1,286,882)	450,719	438,420	403,405
Transport systems	20%	33,059	(15,728)	17,331	12,580	8,375
Construction in progress	–	65,224	–	65,224	63,841	7,589
Subtotal	–	5,293,881	(3,098,064)	2,195,817	2,187,522	2,067,028
Leased assets	–	21,045	(8,350)	12,695	28,162	15,109
Total on September 30, 2007		5,314,926	(3,106,414)	2,208,512
Total on June 30, 2007		5,236,383	(3,020,699)		2,215,684
Total on September 30, 2006		5,074,131	(2,991,994)			2,082,137

Property, plant and equipment in use of Bradesco Organization present an unrecorded increment of R$1,191,596 thousand (June 30, 2007 – R$1,205,034 thousand and September 30, 2006 – R$1,113,576 thousand) based on appraisal reports prepared by independent experts in 2007, 2006 and 2005.

The fixed assets to stockholders’ equity ratio, in relation to “economic-financial consolidated” reference stockholders’ equity is 14.72% (June 30, 2007 – 8.49% and September 30, 2006 11.89%), and the “financial consolidated” basis is 48.94% (June 30, 2007 –47.43% and September 30, 2006 – 46.04%), within the maximum 50% limit.

The difference between the fixed assets to stockholders’ equity ratio of the “economic-financial consolidated” and of the “financial consolidated” derives from the existence of non-financial subsidiaries which have high liquidity and low fixed assets to stockholders’ equity ratio, with the consequent increase in the fixed assets to stockholders’ equity ratio of the “consolidated financial”. Whenever necessary, we may reallocate the funds for the financial companies through the payment of dividends/interest on own capital to financial companies or corporate restructuring between the financial and non-financial companies, thus allowing the improvement of that ratio.

15) Deferred Charges

a) Goodwill

In the period from January 1 to September 30, 2007, goodwill calculated by the acquisition of investments in the amount of R$ 812,747 thousand was fully amortized. This amount is represented by BMC (R$631,273 thousand) and Josema Administração e Participações S.A. (R$181,474 thousand).

In the 2nd half of 2006, the existing goodwill was reviewed by the Management Bodies and according to the Board of Directors’ resolution as of September 18, 2006 and purpose of notice to stockholders on this same date, the referred goodwill, which corresponded to R$2,108,723 thousand, was fully amortized. The Board of Directors’ proposals of this date were approved by the Special Stockholders’ Meeting held on October 5, 2006.

b) Other deferred charges

	R$ thousand

	Cost	Amortization	Residual value

			2007		2006

			September	June	September
			30	30	30

Systems development	1,739,376	(1,016,764)	722,612	695,228	609,397
Other deferred expenditures	20,874	(17,723)	3,151	2,162	2,378
Total on September 30, 2007	1,760,250	(1,034,487)	725,763
Total on June 30, 2007	1,682,630	(985,240)		697,390
Total on September 30, 2006	1,533,796	(922,021)			611,775

16) Deposits, Federal Funds Purchased and Securities Sold Under Agreements to Repurchase and Funds from Issuance of Securities

a) Deposits

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

• Demand deposits (1)	22,133,916	–	–	–	22,133,916	21,019,183	17,598,600
• Savings deposits (1)	30,231,187	–	–	–	30,231,187	28,405,401	25,415,133
• Interbank deposits	88,972	77,947	30,181	–	197,100	230,980	172,912
• Time deposits (2)	2,377,895	4,278,920	4,609,653	22,216,644	33,483,112	32,359,675	35,375,682
• Other deposits (3)	690,754	–	–	–	690,754	585,379	290,841
Total on September 30, 2007	55,522,724	4,356,867	4,639,834	22,216,644	86,736,069
%	64.0	5.0	5.4	25.6	100.0
Total on June 30, 2007	51,990,906	4,657,304	4,272,715	21,679,693		82,600,618
%	62.9	5.6	5.2	26.3		100.0
Total on September 30, 2006	46,331,541	3,654,479	4,377,123	24,490,025			78,853,168
%	58.8	4.6	5.6	31.0			100.0
(1) Classified as up to 30 days without considering average historical turnover;
(2) It considers the maturities established in investments; and
(3) Deposits for investments.

 b) Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Own portfolio	8,492,152	1,406,629	4,961,216	20,188,606	35,048,603	32,353,250	19,194,305
• Government bonds	6,176,803	154,074	56,044	225,621	6,612,542	8,240,573	176,798
• Private securities – CDB	–	–	–	–	–	–	489,702
• Debentures of own issuance	956,945	1,252,555	4,905,172	19,958,261	27,072,933	21,931,631	17,038,283
• Foreign	1,358,404	–	–	4,724	1,363,128	2,181,046	1,489,522
Third party portfolio (1)	25,867,831	–	–	–	25,867,831	19,350,502	17,067,469
Unrestricted notes portfolio (1)	7,704,475	–	–	–	7,704,475	2,052,194	2,054
Total on September 30, 2007 (2)	42,064,458	1,406,629	4,961,216	20,188,606	68,620,909
%	61.3	2.0	7.2	29.5	100.0
Total on June 30, 2007 (2)	29,934,202	3,563,865	2,330,046	17,927,833		53,755,946
%	55.7	6.6	4.3	33.4		100.0
Total on September 30, 2006 (2)	18,158,848	2,097,278	1,039,829	14,967,873			36,263,828
%	50.0	5.8	2.9	41.3			100.0

(1) Represented by government bonds; and
(2) This includes R$12,106,656 thousand (June 30, 2007 – R$11,576,561 thousand and September 30, 2006 – R$6,187,290 thousand) of funds invested in purchase and sale commitments with Bradesco, the quotaholders of which are subsidiaries composing the consolidated financial statements (Notes 8a and 8b).

c) Funds from issuance of securities

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Securities – Local:
• Exchange acceptances	198	244	30	199	671	6,927	–
• Mortgage notes	248,224	274,249	351,687	5,301	879,461	875,154	867,027
• Debentures (1)	–	123,067	–	2,552,100	2,675,167	2,601,254	2,708,857
Subtotal	248,422	397,560	351,717	2,557,600	3,555,299	3,483,335	3,575,884
Securities – Foreign: (2)
• Eurobonds	–	–	–	–	–	–	217,695
• Euronotes	–	–	–	–	–	–	2,797
• Fixed Rate Note	–	3,908	90,992	–	94,900	–	–
• MTN Program Issues	115,196	762,099	267,877	214,361	1,359,533	1,452,864	1,292,828
• Securitization of future flow of money orders received from abroad (d)	13,752	50,712	51,938	1,156,684	1,273,086	1,358,631	543,708
• Securitization of future flow of credit card bill receivables from
foreign cardholders (d)	854	41,057	42,232	230,448	314,591	350,318	464,350
Subtotal	129,802	857,776	453,039	1,601,493	3,042,110	3,161,813	2,521,378
Total on September 30, 2007	378,224	1,255,336	804,756	4,159,093	6,597,409
%	5.7	19.0	12.3	63.0	100.0
Total on June 30, 2007	163,164	1,342,232	841,369	4,298,383		6,645,148
%	2.4	20.2	12.7	64.7		100.0
Total on September 30, 2006	354,029	1,020,770	403,469	4,318,994			6,097,262
%	5.8	16.8	6.6	70.8			100.0
(1) This refers to installment of issuances of simple debentures not convertible into stocks of Bradesco Leasing S.A. Arrendamento Mercantil, of which one matures on May 1, 2011 and has a 102% of CDI remuneration, whose installments referring to interest is classified in the short term; and

(2) These consist of funds obtained from banks abroad, from the issuance of notes in the international market and under National Monetary Council (CMN) Resolution no. 2,770 for:
(i) onlending to local customers, maturing until 2011, under terms which do not exceed those of the funds obtained, with interest payable at LIBOR, plus a spread or prefixed interest; and
(ii) foreign exchange operations for customers, through purchase and sale of foreign currencies, related to discounts of export bills, pre-financing of exports and financing of imports, substantially in the short term.

d) Since 2003, Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of Specific Purposes Entities (SPEs). These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed through long-term liabilities and settled through the future cash flows of the corresponding assets, which basically comprise:

(i) current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as paying agent; and

(ii) current and future flows of credit card receivables arising from expenses made in Brazilian territory by holders of credit cards issued outside Brazil.

The long-term securities issued by the SPEs and sold to investors will be settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of default or if the SPEs’ operations are discontinued.

The funds derived from the sale of current and future money orders and credit card receivables, received by the SPEs, must be maintained in a specific bank account until such time as a specific minimum limit is attained.

We present below the main features of the notes issued by the SPEs:

	R$ thousand

	Issuance	Transaction amount	Maturity	Compensation % p.a.	Total

					2007		2006

					September	June	September
					30	30	30

Securitization of future	8.20.2003	595,262	8.20.2010	6.750	187,219	223,545	325,128
flow of money	7.28.2004	305,400	8.20.2012	4.685	155,292	170,410	218,580
orders received	6.11.2007	481,550	5.20.2014	libor + 0.225	462,884	481,550	–
from abroad	6.11.2007	481,550	5.20.2014	libor + 0.550	467,691	483,126	–
Total		1,863,762			1,273,086	1,358,631	543,708
Securitization of future
flow of credit
card bills receivables
from foreign cardholders	7.10.2003	800,818	6.15.2011	5.684	314,591	350,318	464,350
Total		800,818			314,591	350,318	464,350

e) Expenses with funding and price-level restatement and interest on technical provisions for insurance, private pension plans and certificated savings plans

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Savings deposits	503,489	497,593	1,501,206	1,424,952
Time deposits	1,114,480	1,195,942	3,538,351	4,021,676
Federal funds purchased and securities sold under agreements to repurchase	1,686,911	1,466,996	4,491,112	3,175,519
Funds from issuance of securities	181,690	165,402	538,207	704,885
Allocation of exchange variation of branches and subsidiaries abroad	(377,479)	(639,334)	(1,427,367)	(539,607)
Other funding expenses	49,608	45,055	133,484	196,310
Subtotal	3,158,699	2,731,654	8,774,993	8,983,735
Expenses for price-level restatement and interest on technical provisions for
insurance, private pension plans and certificated savings plans	1,188,122	1,096,964	3,328,675	2,866,294
Total	4,346,821	3,828,618	12,103,668	11,850,029

17) Borrowings and Onlendings

a) Borrowings

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Local	18	435	94	345	892	965	68,037
• Official institutions	16	79	94	345	534	616	848
• Other institutions	2	356	–	–	358	349	67,189
Foreign	1,033,053	4,000,649	2,042,218	228,490	7,304,410	6,539,003	5,698,526
Total on September 30, 2007	1,033,071	4,001,084	2,042,312	228,835	7,305,302
%	14.1	54.8	28.0	3.1	100.0
Total on June 30, 2007	818,976	3,086,380	2,368,643	265,969		6,539,968
%	12.5	47.2	36.2	4.1		100.0
Total on September 30, 2006	1,009,044	2,590,743	1,850,017	316,759			5,766,563
%	17.5	44.9	32.1	5.5			100.0

b) Onlendings

	R$ thousand

	2007						2006

	Up to 30	From 31 to	From 181 to	More than	September	June	September
	days	180 days	360 days	360 days	30	30	30

Local	795,184	2,553,720	2,159,993	7,916,709	13,425,606	12,619,534	10,873,203
• National Treasury	–	1	37,272	560	37,833	33,550	95,885
• BNDES	274,206	1,620,075	859,936	3,373,576	6,127,793	6,018,261	5,264,534
• CEF	1,653	5,585	6,470	81,542	95,250	84,251	68,538
• Finame	519,325	927,803	1,256,059	4,460,109	7,163,296	6,481,863	5,442,215
• Other institutions	–	256	256	922	1,434	1,609	2,031
Foreign	4,416	–	–	–	4,416	5,513	341
Total on September 30, 2007	799,600	2,553,720	2,159,993	7,916,709	13,430,022
%	6.0	19.0	16.1	58.9	100.0
Total on June 30, 2007	283,203	2,138,905	3,000,632	7,202,307		12,625,047
%	2.2	17.0	23.8	57.0		100.0
Total on September 30, 2006	642,472	1,756,984	1,838,991	6,635,097			10,873,544
%	5.9	16.2	16.9	61.0			100.0

c) Expenses from borrowings and onlendings

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30	September 30
			YTD	YTD

Borrowings:
• Local	197	103	343	287
• Foreign	25,245	27,845	76,713	90,298
Subtotal borrowings	25,442	27,948	77,056	90,585

Local onlendings:
• National treasury	605	809	2,847	1,919
• BNDES	121,192	108,723	336,187	296,332
• CEF	1,986	1,791	5,527	4,526
• Finame	159,987	138,366	422,563	413,293
• Other institutions	11	41	95	196
Foreign onlendings:
• Payables to foreign bankers (Note 11a)	16,253	(2,006)	34,166	708,870
• Other expenses with foreign onlendings	(19,121)	(201,298)	(288,500)	(465)
Subtotal onlendings	280,913	46,426	512,885	1,424,671

Allocation of exchange variation of branches and subsidiaries abroad	48,029	266,829	470,229	(64,931)

Total	354,384	341,203	1,060,170	1,450,325

18) Contingent Assets and Liabilities and Legal Liabilities – Tax and Social Security

a) Contingent Assets

Contingent assets are not recognized on an accounting basis, however, there are proceedings whose perspective of success is probable. The main ones are:

– Tax on Net Income – (ILL) R$356,566 thousand: it pleads the return, by means of compensation or restitution, of the amounts collected as Tax on Net Income established by article 35 of Law no. 7,713/88, once the referred tax was unconstitutionally judged by the Federal Supreme Court; and

– Social Integration Program – (PIS) R$51,096 thousand: it pleads the compensation of PIS on the Operating Gross Revenue, collected under the terms of the Decrees Laws no. 2,445 and no. 2,449/88, in what exceeded the amount due under the terms of the Supplementary Law no. 07/70 (PIS Repique).

b) Contingent Liabilities classified as probable losses and Legal Liabilities – Tax and Social Security

Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the legal advisors; the types of lawsuit; similarity with previous lawsuits; complexity and positioning of Courts, whenever loss is deemed probable.

Bradesco’s Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

The liability related to the legal liability in judicial discussion is maintained until the definite gain of the lawsuit, represented by favorable judicial decision, on which resources are not provided, or its prescription.

I – Labor claims

These are claims brought by former employees seeking indemnity, especially the payment of unpaid overtime. The amount of the labor claims is provisioned based on the average value determined by the total payments made of the claims ended in the last 12 months, considering the similarity of these proceedings.

Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1997 substantially reduced its amounts.

II – Civil lawsuits

These are claims for pain and suffering and property damages, mainly protests, bounced checks, the inclusion of information about debtors in the restricted credit registry and the reposition of inflation rates excluded as a result of economic plans. These lawsuits are individually controlled and provisioned for specific lawsuits based on the opinion of the legal advisors, taking into consideration the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of Courts.

The issues discussed in the lawsuits usually are not events that cause a representative impact on the financial results. Most of these lawsuits are brought at the small claims court (JEC), in which the requests are limited to 40 minimum wages. Moreover, approximately 50% of JEC’s lawsuits are judged unfounded and the amount of the condemnation imposed corresponds to the historical average of only 5% of the total amount claimed.

It is worth pointing out the increase in claims pleading the incidence of inflation rates which were excluded as a result of the savings accounts balance correction due to Economic Plans (specially Bresser and Verão Economic Plans), although the Bank had complied with the legal requirements in force at the time.

At present, there are no significant administrative lawsuits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines, which could cause representative impacts on the Bank’s financial results.

III – Legal Liabilities – Tax and Social Security

Bradesco Organization is judicially disputing the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of the legal advisors.

The main matters are:

– CSLL – R$1,267,356 thousand: questioning of CSLL required from financial institutions in the reference years from 1995 to 1998 by rates higher than the ones applied to general legal entities, not complying with the constitutional principle of isonomy;

– Cofins – R$1,553,548 thousand: it pleads to calculate and collect Cofins, as from October 2005, on the effective sales results, whose concept is in the article 2 of Supplementary Law no. 70/91, removing the unconstitutional increase of the calculation basis intended by paragraph 1 of article 3 of Law no. 9,718/98;

– CSLL – R$467,090 thousand: it pleads the non collection of CSLL of the reference years from 1996 to 1998, years in which some companies of Bradesco Organization did not have employees, once the subsection I, article 195, of the Federal Constitution provides for that this contribution is only due by employers;

– INSS Autonomous Brokers – R$510,900 thousand: it discusses the incidence of the social security contribution on the remunerations paid to the autonomous service providers, established by the Supplementary Law 84/96 and subsequent regulations/amendments, to the rate of 20% and additional of 2.5%, under the argument that the services are not provided to the insurance companies, but to the insured, thus being out of the incidence field of the contribution provided for in the item I, Article 22, of Law no. 8,212/91, with new wording in Law no. 9,876/99;

– IRPJ/Credit Losses – R$580,372 thousand: it pleads to deduct, for purposes of determination of the calculation basis of due IRPJ and CSLL, the amount of the effective and definite losses, total or partial, suffered in the reference years from 1997 to 2005, in the reception of credits, regardless of the compliance with the conditions and terms provided for in articles 9 to 14 of Law no. 9,430/96 which only apply to the provisory losses; and

– PIS – R$249,603 thousand: it pleads the compensation of the amounts unduly overpaid in the reference years of 1994 and 1995 as contribution to PIS, corresponding to the exceeding amount to what would be due on the calculation basis constitutionally provided for, i.e. operating gross revenue, as defined in the income tax legislation – concept in article 44 of Law no. 4,506/64, not included financial revenues.

IV – Provisions divided by nature

	R$ thousand

	2007		2006

	September	June	September
	30	30	30

Labor proceedings	1,228,063	1,244,548	1,326,076
Civil proceedings	1,061,770	872,299	885,456
Subtotal (1)	2,289,833	2,116,847	2,211,532
Tax and social security (2)	6,465,437	6,046,665	4,780,988
Total	8,755,270	8,163,512	6,992,520

(1) Note 20b; and
(2) Classified under the item “ Other liabilities – tax and Social Security” (Note 20a).

V – Movement of Provisions

	R$ thousand

	2007

			Tax and social
	Labor	Civel	security
			(1)

At the beginning of the period	1,267,579	872,429	5,084,445
Monetary restatement	119,971	19,135	292,974
Constitutions	205,923	389,240	1,051,484
Reversals	(4,884)	(70,369)	(101,171)
Acquired/granted balance	5,431	44,694	178,608
Payments	(365,957)	(193,359)	(40,903)
At the end of the period	1,228,063	1,061,770	6,465,437

(1) It comprises, substantially, legal liabilities.

c) Contingent Liabilities classified as possible losses

Bradesco Organization maintains a follow-up system for all administrative and judicial proceedings in which the institution is the “plaintiff” or “defendant” and based on the opinion of the legal advisors classifies the lawsuits according to the expectation of non-success. In this context the contingent proceedings evaluated as risk of possible loss are not recognized on an accounting basis, and the principal is related to leasing companies’ ISSQN, in the amount of R$144,457 thousand. In this proceeding, the demand of the referred tax by municipalities other than those where the companies are set up and to which the tax is collected in compliance with law is discussed.

19) Subordinated Debt

Instrument	Issuance	R$ thousand

		Amount of the operation	Maturity	Compensation	2007		2006

					September 30	June 30	September 30

In the country:
Subordinated CDB	March/2002	528,550	2012	100.0% of DI rate – Cetip	1,293,008	1,257,979	1,150,669
Subordinated CDB	June/2002	41,201	2012	100.0% of CDI rate + 0.75% p.a.	101,455	98,518	89,605
Subordinated CDB	October/2002	200,000	2012	102,5% of CDI rate	452,192	439,639	401,241
Subordinated CDB	October/2002	500,000	2012	100,0% of CDI rate + 0.87% p.a.	1,156,456	1,122,638	1,020,150
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	75,028	72,965	66,651
Subordinated CDB	October/2002	65,150	2012	101.0% of CDI rate	144,976	141,009	128,866
Subordinated CDB	November/2002	66,550	2012	101.0% of CDI rate	147,740	143,698	131,323
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	299,781	291,539	266,314
Subordinated CDB	January/2006	1,000,000	2011	104.0% of CDI rate	1,248,717	1,213,553	1,106,083
Subordinated CDB	February/2006	1,171,022	2011	104.0% of CDI rate	1,450,230	1,409,391	1,284,578
Subordinated CDB	March/2006	710,000	2011	104.0% of CDI rate	866,956	842,543	767,928
Subordinated CDB	June/2006	1,100,000	2011	103.0% of CDI rate	1,285,539	1,249,682	1,140,027
Subordinated CDB	July/2006	13,000	2011	102.5% of CDI rate	15,153	14,733	13,446
Subordinated CDB	July/2006	505,000	2011	103.0% of CDI rate	587,327	570,944	520,847
Subordinated CDB	August/2006	5,000	2011	102.5% of CDI rate	5,748	5,588	5,100
Subordinated CDB	May/2007	995,978	2012	103.0% of CDI rate	1,042,028	1,012,962	–
Subordinated debentures	September/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	302,437	312,541	303,171
Subordinated debentures	November/2001	300,000	2008	100.0% of CDI rate + 0.75% p.a.	315,153	306,034	319,056
Subtotal in Brazil		7,669,751			10,789,924	10,505,956	8,715,055
Abroad:
Subordinated debt (DOLLAR)	December/2001	353,700	2011	10.25% rate p.a.	282,153	288,017	333,035
Subordinated debt (YEN) (1)	April/2002	315,186	2012	4.05% rate p.a.	256,507	262,175	302,952
Subordinated debt (DOLLAR)	October/2003	1,434,750	2013	8.75% rate p.a.	949,981	973,814	1,122,310
Subordinated debt (EURO)	April/2004	801,927	2014	8.00% rate p.a.	606,890	591,173	637,019
Subordinated debt (DOLLAR) (2)	June/2005	720,870	–	8.875% rate p.a.	555,478	581,848	656,762
Subtotal abroad		3,626,433			2,651,009	2,697,027	3,052,078
Overall total		11,296,184			13,440,933	13,202,983	11,767,133

(1)	Including the swap to U.S. dollar cost, the rate increases to 10.15% p.a.; and
(2)
In June 2005, a perpetual subordinated debt was issued in the amount of US$300,000 thousand, with exclusive redemption option on the part of the issuer, in its totality and by means of previous authorization of the Bacen, considering that: (i) a 5-year term from the issuance date has elapsed and subsequently on each date of interest maturity; and  (ii) at any moment in the event of change in the tax laws in Brazil or abroad, which may cause an increase in costs for the issuer and in case the issuer is notified in written by Bacen that securities may no longer be included in the consolidated capital, for capital adequacy ratio calculation purposes.

20) Other Liabilities

a) Tax and social security

	R$ thousand

	2007		2006

	September 30	June 30	September 30

Provision for tax risks (Note 18b IV)	6,465,437	6,046,665	4,780,988
Provision for future taxable income	1,627,792	1,590,367	1,079,509
Taxes and contributions on profits payable	1,867,512	1,535,612	1,132,919
Taxes and contributions collectible	442,263	452,056	430,938
Total	10,403,004	9,624,700	7,424,354

b) Sundry

	R$ thousand

	2007		2006

	September 30	June 30	September 30

Credit card operations	5,119,746	4,838,578	3,311,622
Provision for accrued liabilities	3,027,019	2,676,272	2,909,698
Provision for contingent liabilities (civil and labor) (Note 18b IV)	2,289,833	2,116,847	2,211,532
Sundry creditors	1,267,918	1,309,489	1,168,735
Liabilities for acquisition of assets and rights	111,021	129,470	147,726
Official operating agreements	95,730	91,884	19,190
Other	322,891	276,721	203,025
Total	12,234,158	11,439,261	9,971,528

21) Insurance, Private Pension Plans and Certificated Savings Plans Operations

a) Provisions by account

	R$ thousand

	Insurance			Life and Private Pensions Plans (1)			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30

Current and long-term liabilities
Mathematical provision for benefits
to be granted	–	–	–	38,415,811	36,731,223	32,211,901	–	–	–	38,415,811	36,731,223	32,211,901
Mathematical provision for benefits
granted	–	–	–	3,740,193	3,656,719	3,348,898	–	–	–	3,740,193	3,656,719	3,348,898
Mathematical provision for redemptions	–	–	–	–	–	–	1,954,968	1,903,466	1,823,302	1,954,968	1,903,466	1,823,302
IBNR provision	1,198,660	1,229,138	1,369,200	386,242	397,941	345,678	–	–	–	1,584,902	1,627,079	1,714,878
Unearned premiums provision	1,585,071	1,432,225	1,490,311	45,649	41,030	44,321	–	–	–	1,630,720	1,473,255	1,534,632
Contribution insufficiency provision (2)	–	–	–	2,190,721	2,120,221	1,150,210	–	–	–	2,190,721	2,120,221	1,150,210
Provision for unsettled claims	706,316	713,031	566,431	523,836	517,186	449,321	–	–	–	1,230,152	1,230,217	1,015,752
Financial fluctuation provision	–	–	–	563,563	562,471	582,913	–	–	–	563,563	562,471	582,913
Financial surplus provision	–	–	–	405,931	400,401	317,095	–	–	–	405,931	400,401	317,095
Provision for draws and redemptions	–	–	–	–	–	–	381,864	380,334	359,035	381,864	380,334	359,035
Provision for contingencies	–	–	–	–	–	–	10,750	12,166	43,915	10,750	12,166	43,915
Provision for administrative expenses	–	–	–	234,946	228,878	396,226	70,760	67,178	54,801	305,706	296,056	451,027
Other provisions (3)	2,005,198	1,752,972	845,326	898,395	752,934	319,824	–	–	–	2,903,593	2,505,906	1,165,150

Total provisions	5,495,245	5,127,366	4,271,268	47,405,287	45,409,004	39,166,387	2,418,342	2,363,144	2,281,053	55,318,874	52,899,514	45,718,708

(1)	Includes the insurance operations for individuals and private pension plans;
(2)	The contribution insufficiency provision is calculated according to the biometric table AT-2000 and at interest rate of 4.5% p.a.; and
(3)
Refer basically to the technical provision in the “individual health” portfolio created: (i) to set out the leveling of premiums of insured persons above 59 years of age prior to Law no. 9,656/98; (ii) to set out the remission benefits; and (iii) to cover the difference between the amounts resulting from the investment in premiums of readjustments annually authorized by ANS and the amounts calculated based on the readjustment of prices of the sector, which increases the average amount of indemnified events. The technical notes of these provisions were approved by ANS.

   b) Technical provisions by product

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30

Health (1)	3,007,209	2,743,924	1,797,897	–	–	–	–	–	–	3,007,209	2,743,924	1,797,897
Auto/RCF	1,835,364	1,740,629	1,783,274	–	–	–	–	–	–	1,835,364	1,740,629	1,783,274
DPVAT	72,997	76,716	166,296	109,928	114,423	89,031	–	–	–	182,925	191,139	255,327
Life	35,935	37,141	30,369	1,972,939	1,829,785	1,432,815	–	–	–	2,008,874	1,866,926	1,463,184
Basic lines	543,740	528,956	493,432	–	–	–	–	–	–	543,740	528,956	493,432
Unrestricted benefits generating plan – PGBL	–	–	–	8,989,562	8,697,886	7,700,606	–	–	–	8,989,562	8,697,886	7,700,606
Long-term life insurance – VGBL	–	–	–	22,345,045	21,059,117	16,636,323	–	–	–	22,345,045	21,059,117	16,636,323
Traditional plans	–	–	–	13,987,813	13,707,793	13,307,612	–	–	–	13,987,813	13,707,793	13,307,612
Certificated savings plans	–	–	–	–	–	–	2,418,342	2,363,144	2,281,053	2,418,342	2,363,144	2,281,053
Total technical provisions	5,495,245	5,127,366	4,271,268	47,405,287	45,409,004	39,166,387	2,418,342	2,363,144	2,281,053	55,318,874	52,899,514	45,718,708

(1)	See Note 21a, item 3.

c) Guarantees of technical provisions

	R$ thousand

	Insurance			Life and Private Pension Plans			Certificated Savings Plans			Total

	2007		2006	2007		2006	2007		2006	2007		2006

	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30	September 30	June 30	September 30

Investment fund quotas (VGBL and PGBL)	–	–	–	31,334,607	29,757,003	24,336,929	–	–	–	31,334,607	29,757,003	24,336,929
Investment fund quotas
(except for VGBL and PGBL)	4,933,053	4,728,747	3,680,966	12,839,848	11,432,682	10,196,752	2,187,487	2,136,131	2,068,418	19,960,388	18,297,560	15,946,136
Government bonds	78,556	72,435	163,554	2,660,174	2,355,166	3,376,164	–	–	–	2,738,730	2,427,601	3,539,718
Private securities	464	2,591	15,528	469,732	464,237	479,366	110,950	117,420	94,565	581,146	584,248	589,459
Stocks	2,996	1,517	1,030	137,443	1,437,738	795,365	169,445	158,964	167,215	309,884	1,598,219	963,610
Credit rights	571,634	481,775	493,500	–	–	–	–	–	–	571,634	481,775	493,500
Real estate	11,136	11,236	19,051	–	–	1,264	10,565	10,731	10,930	21,701	21,967	31,245
Deposits retained at IRB and court deposits	69,565	43,740	93,201	48,912	47,177	44,299	–	–	–	118,477	90,917	137,500
Total guarantees of technical provisions	5,667,404	5,342,041	4,466,830	47,490,716	45,494,003	39,230,139	2,478,447	2,423,246	2,341,128	55,636,567	53,259,290	46,038,097

d) Retained premiums from insurance, private pension plans contributions and certificated savings plans

	R$ thousand

	2007			2006

	3 rd Quarter	2 nd Quarter	September 30 YTD	September 30 YTD

Premiums issued	2,778,401	2,382,975	7,389,740	6,684,877
Supplementary private pension contributions (including VGBL)	2,524,432	2,362,911	7,194,801	5,801,963
Revenues from certificated savings plans	393,845	401,935	1,138,609	1,018,205
Coinsurance premiums granted	(221,550)	(62,112)	(327,912)	(58,012)
Refunded premiums	(26,909)	(30,961)	(91,163)	(87,277)
Net premiums issued	5,448,219	5,054,748	15,304,075	13,359,756
Redeemed premiums	(1,122,100)	(1,050,811)	(3,210,491)	(2,350,400)
Reinsurance premiums granted, consortia and funds	(179,931)	(161,269)	(498,757)	(456,699)
Retained premiums for insurance, private pension plans and certificated savings plans	4,146,188	3,842,668	11,594,827	10,552,657

22) Minority Interest in Subsidiaries

	R$ thousand

	2007		2006

	September 30	June 30	September 30

Andorra Holdings S.A.	111,803	–	–
Indiana Seguros S.A.	54,194	52,323	46,573
Banco Alvorada S.A.	6,583	6,327	5,960
Baneb Corretora de Seguros S.A.	3,583	3,486	3,260
Other minority stockholders	489	421	128
Total	176,652	62,557	55,921

23) Stockholders’ Equity (Parent Company)

a) Composition of capital stock in number of stocks

Fully subscribed and paid-up capital stock comprises non-par registered, book-entry stocks, as follows:

	2007		2006

	September 30	June 30	September 30

Common stocks	1,010,165,730	1,000,866,112	489,914,304
Preferred stocks	1,010,754,450	1,001,454,936	489,908,838
Subtotal	2,020,920,180	2,002,321,048	979,823,142
Treasury (common stocks)	(828,700)	(780,800)	(618,100)
Treasury (preferred stocks)	(850,100)	(372,800)	(6,400)
Total outstanding stocks	2,019,241,380	2,001,167,448	979,198,642

b) Movement of capital stock in number of stocks

	Common	Preferred	Total

Outstanding stocks held on December 31, 2006	500,071,456	500,811,468	1,000,882,924
Stocks acquired and not cancelled	(28,800)	(174,400)	(203,200)
100% bonus	500,042,656	500,637,068	1,000,679,724
Outstanding stocks held on March 31, 2007	1,000,085,312	1,001,274,136	2,001,359,448
Stocks acquired and not cancelled	–	(192,000)	(192,000)
Outstanding stocks held on June 30, 2007	1,000,085,312	1,001,082,136	2,001,167,448
Stocks issued for Banco BMC merger	9,299,618	9,299,514	18,599,132
Stocks acquired and not cancelled	(47,900)	(477,300)	(525,200)
Outstanding stocks held on September 30, 2007	1,009,337,030	1,009,904,350	2,019,241,380

The Special Stockholders’ Meeting held on October 5, 2006 resolved to increase the capital stock by R$1,200,000 thousand, by means of the issuance of 21,818,182 new stocks, all non-par registered, book-entry stocks, 10,909,152 of which are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of the private subscription by stockholders from October 19 to November 20, 2006, in the proportion of 2.226746958% on the stock position which each one had on the date of the meeting. The stockholders paid up the subscribed stocks on December 7, 2006, which correspond to 96.41% of stocks issued. The remaining stocks equivalent to 3.59% of the total offer were sold in an auction carried out on December 4, 2006 in Bovespa, and the financial settlement also occurred on December 7. The exceeding of the amount destined to the capital stock formation, in the amount of R$18,295 thousand, calculated by the difference between the issuance price and the sale price of stocks in auction, was recorded in the item “Capital Reserve – Stocks Goodwill”. The proceeding was ratified by Bacen on January 2, 2007.

The Special Stockholders’ Meeting held on March 12, 2007 resolved on a R$3,800,000 thousand increase in the capital stock, raising it from R$14,200,000 thousand to R$18,000,000 thousand, by using part of the balance in the account “Profit Reserves – Statutory Reserve”, assigning to Company’s stockholders, free of charge, as a bonus, one new stock of the same type for each stock owned. 1,000,679,724 non-par registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks.

Simultaneously and in the same proportion to the transaction in the Brazilian Market, Depositary Receipts (DRs) were granted as bonus in the American (NYSE) and European (Latibex) Markets, and investors received one new DR for each DR owned, which continued to be traded in the proportion of one preferred stock to one DR, in the respective markets. The proceeding was ratified by Bacen on March 15, 2007.

The Special Stockholders’ Meeting held on August 24, 2007 resolved on a R$789,559 thousand increase in the capital stock, raising it from R$18,000,000 thousand to R$18,789,559 thousand by means of the issuance of 18,599,132 new stocks, all non-par registered, book-entry stocks, 9,299,618 of which are common stocks and 9,299,514 are preferred stocks, due to the merger of the totality of stocks representing BMC’s capital stock by Bradesco, in the proportion of 0.086331545 fraction of Bradesco’s stocks for each of BMC’s, granted to BMC’s former stockholders, of which 0.043166014 is a fraction of common stock and 0.043165531 of preferred stock, changing BMC into a wholly-owned subsidiary of Bradesco. It also resolved on a R$210,441 thousand increase in the capital stock, raising it to R$19,000,000 thousand by means of the capitalization of part of the “Profit Reserve – Legal Reserve” balance account, without issuance of stocks. The said processes were approved by Bacen as of September 28, 2007.

c) Interest on own capital/dividends

Non-voting preferred stocks are entitled to all rights and benefits attributed to common stocks and, in conformity with Bradesco’s Bylaws, have priority to repayment of capital and 10% (ten per cent) additional of interest on own capital and/or dividends, in accordance with the provisions of Paragraph 1, item II of Article 17 of Law no. 6,404/1976, as amended in Law no. 10,303/2001.

In conformity with Bradesco’s Bylaws, stockholders are entitled to interest on own capital and/or dividends, which total correspond to, at least, 30% of net income for the year, adjusted in accordance with Brazilian corporate law.

Interest on own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice, the amount of such interest.

Bradesco’s capital compensation policy aims at distributing the interest on own capital, at the maximum amount calculated in conformity with the prevailing laws, which is estimated, net of Withholding Income Tax, in the calculation of mandatory dividends of the year provided for in the Company’s Bylaws.

The Board of Directors’ Meeting held on February 7, 2007 resolved on the approval of the Board of Executive Officers’ proposal to increase by 10% the amount of the monthly interest on own capital paid to stockholders in advance pursuant to the monthly compensation system, raising it from R$0.032775000 to R$0.036052500, related to common stocks, and from R$0.036052500 to R$ 0.039657750, referring to preferred stocks, to become effective as from the interest on own capital referring to March 2007 paid on April 2, 2007, benefiting the stockholders who were registered at the Company’s records as of March 1, 2007.

The stocks resulting from the bonus resolved at the Special General Meeting held on March 12, 2007 are entitled to monthly dividends and/or interest on own capital, and, occasionally, supplementary dividends declared after March 23, 2007, but did not entail an increase in the distribution of the latter, as they aim solely at improving their liquidity. Thus, the amount of monthly interest on own capital, declared after March 23, 2007, was adjusted, decreasing from R$0.036052500 to R$0.018026250 per common stock, and from R$0.039657750 to R$0.019828875 per preferred stock, so that stockholders continue to receive an equal amount of interest on own capital.

At a meeting held on June 27, 2007, the Board of Directors approved the Board of Executive Officers’ proposal for the payment of interim dividends corresponding to 1H07 to stockholders, at the amount of R$0.153223130 per common stock and R$0.168545440 per preferred stock, whose payment was made on July 23, 2007.

The calculation of interest on own capital and dividends related to 2007 is shown as follows:

	R$ thousand	% (1)

Net income for the period	5,816,835
(+) Goodwill fully amortized, net of tax effects	536,413
Accrued net income on September 30, 2007	6,353,248
(-) Legal reserve	(317,662)
Adjusted calculation basis	6,035,586

Monthly interest on own capital, paid and payable	333,210
Supplementary interest on own capital provisioned (payable)	1,257,384
Interest on own capital (gross)	1,590,594
Withheld income tax on interest on own capital	(238,589)
Interest on own capital (net) accrued on September 30, 2007	1,352,005
Supplementary dividends proposed paid and payable	549,200
Interest on own capital (net) and dividends accrued on September 30, 2007	1,901,205	31.50%
Interest on own capital (net) and dividends accrued on September 30, 2006	1,889,385	41.93%

(1)	Percentage of interest on own capital/dividends over adjusted calculation basis.

Interest on own capital and dividends were paid and provisioned, as follows:

Description	R$ thousand

	Per stock (gross)		Gross amount paid/accrued	IRRF (15%)	Net amount paid/accrued

	Common	Preferred

Monthly interest on own capital (1)	0.141075	0.155183	290,052	43,508	246,544
Interim interest on own capital (1)	0.163875	0.180263	336,991	50,549	286,442
Supplementary interest on own capital (1)	0.441329	0.485463	907,528	136,129	771,399
Dividends (1)	0.284477	0.312925	585,000	–	585,000
Total accrued on September 30, 2006 (1)	1.030756	1.133834	2,119,571	230,186	1,889,385

Monthly interest on own capital	0.054079	0.059487	113,615	17,042	96,573
Provisioned supplementary interest on own capital	0.171512	0.188664	360,385	54,058	306,327
Interim dividends (2)	0.153223	0.168545	321,978	–	321,978
Total in 2Q07	0.378814	0.416696	795,978	71,100	724,878

Monthly interest on own capital	0.054079	0.059487	113,598	17,040	96,558
Supplementary interest on own capital	0.191476	0.210623	401,996	60,299	341,697
Supplementary dividends	0.108161	0.118977	227,222	–	227,222
Total in 3Q07	0.353716	0.389087	742,816	77,339	665,477

Monthly interest on own capital (1)	0.158959	0.174855	333,210	49,981	283,229
Supplementary interest on own capital (1)	0.598530	0.658383	1,257,384	188,608	1,068,776
Interim and supplementary dividends (1)	0.261384	0.287522	549,200	–	549,200
Total accrued on September 30, 2007 (1)	1.018873	1.120760	2,139,794	238,589	1,901,205

(1)	Adjusted by 100% bonus; and
(2)	Resolved by the Board of Directors on 6.27.2007, for paid on 7.23.2007.

d) Capital and Profit Reserves

	R$ thousand

	2007		2006

	September 30	June 30	September 30

Capital reserves	55,624	55,459	36,550
Profit reserves	8,453,706	7,596,750	7,875,574
– Legal reserve (1)	1,277,482	1,487,923	1,191,509
– Statutory reserve (2)	7,176,224	6,108,827	6,684,065

(1)	Formed mandatorily based on 5% of net income for the year, until reaching 20% of paid-up capital stock, or 30% of the capital stock, accrued of capital reserves. After this limit, the appropriation is no longer mandatory. The legal reserve only may be used for capital increase or to offset losses; and
(2)	With a view to maintaining the operating margin compatible with the development of Company’s active operations, it may be established at 100% of remaining net income after statutory allocations and the balance limited to 95% of paid-up capital stock.

e) Treasury Stocks

Up to September 30, 2007, 828,700 common stocks and 850,100 preferred stocks were acquired and held in treasury, whose acquisition cost and market value are presented as follows:

	Stocks		R$ thousand

	Common	Preferred	Cost	Market value

Before the bonus	780,800	180,800	66,677	100,615
After the bonus	47,900	669,300	33,826	38,393
Total	828,700	850,100	100,503	139,008

The minimum, weighted average and maximum cost per stock is, respectively, R$58.23638, R$69.34011 and R$85.12395 before the bonus, and R$41.44318, R$46.93398 and R$53.88726 after the bonus.

24) Fee and Commission Income

	R$ thousand

	2007			2006

	3rdQuarter	2ndQuarter	September 30 YTD	September 30 YTD

Income from cards	622,689	580,627	1,760,705	1,216,621
Checking accounts	590,519	583,432	1,747,872	1,536,699
Loan operations	504,055	468,111	1,413,243	1,132,329
Fund management	376,076	344,672	1,054,254	935,699
Charging	217,098	211,048	632,380	554,110
Interbank fees	81,444	78,575	236,118	213,221
Collections	62,670	66,267	198,725	186,193
Consortium management	61,465	56,730	171,575	144,375
Custody and brokerage services	63,752	56,632	168,946	116,023
Other	162,238	162,442	525,912	438,860
Total	2,742,006	2,608,536	7,909,730	6,474,130

25) Personnel Expenses

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Remuneration	783,214	783,909	2,290,329	2,148,155
Benefits	352,739	324,081	991,873	916,625
Social charges	292,319	285,882	837,409	774,627
Employee profit sharing	115,002	133,951	372,787	344,736
Provision for labor proceedings	74,609	102,519	205,927	249,015
Training	22,249	19,066	51,041	39,049
Total	1,640,132	1,649,408	4,749,366	4,472,207

26) Other Administrative Expenses

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Third-party services	426,600	379,349	1,144,392	879,109
Communication	237,520	231,901	689,671	578,634
Depreciation and amortization	134,962	133,500	401,280	351,196
Financial system services	138,368	128,486	389,868	337,431
Transport	132,354	124,233	380,734	363,565
Advertising and promotions	132,788	129,550	369,457	310,459
Rentals	102,182	99,699	297,730	255,590
Data processing	106,367	97,575	292,780	180,783
Assets maintenance and conservation	76,164	70,384	214,506	217,517
Assets leasing	62,924	45,960	153,637	163,112
Materials	52,158	47,681	144,924	127,637
Security and vigilance	49,657	47,734	142,533	127,923
Water, electricity and gas	39,240	45,147	129,545	118,699
Travels	18,490	17,380	49,681	52,040
Other	45,316	45,567	137,998	135,061
Total	1,755,090	1,644,146	4,938,736	4,198,756

27) Tax Expenses

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Cofins Contribution	379,683	374,448	1,110,889	955,746
Tax on services – ISS	88,235	83,797	254,804	218,976
CPMF Expenses	57,980	61,690	178,867	175,883
PIS Contributions	64,729	64,991	191,384	162,841
IPTU Expenses	3,859	4,368	28,169	26,235
Other	30,496	29,729	91,796	68,175
Total	624,982	619,023	1,855,909	1,607,856

28) Other Operating Income

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other interest income	116,421	92,462	327,907	451,083
Reversal of other operating provisions	145,227	88,081	307,037	83,867
Income on sale of goods	20,044	12,413	65,793	32,260
Revenues from recovery of charges and expenses	11,608	14,123	41,289	115,282
Other	133,239	91,859	320,725	307,315
Total	426,539	298,938	1,062,751	989,807

29) Other Operating Expenses

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Other financial expenses	414,874	430,755	1,273,930	930,898
Sundry losses expenses	230,877	253,212	710,379	569,598
Cost of goods sold and services rendered	177,855	175,666	549,469	493,333
Expenses with operating provisions	170,010	91,679	335,066	300,151
Goodwill amortization	–	–	–	241,423
Other	163,731	225,453	608,044	491,018
Total	1,157,347	1,176,765	3,476,888	3,026,421

30) Non-Operating Income

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Result on sale and write-off of assets and investments (1)	65,406	604,681	674,235	(5,305)
Record/reversal of non-operating provisions	9,385	(12,271)	(5,664)	7,889
Other	1,477	10,928	8,321	17,490
Total	76,268	603,338	676,892	20,074
(1) It includes, in 3Q07, the result of the sale of Bovespa’s bonds in the amount of R$74,756 thousand, and, in 2Q07, it basically comprises the result of the partial sale of investment in Serasa in the amount of R$599,209 thousand.

31) Transactions with Parent Companies (Direct and Indirect)

The transactions with parent companies are carried out under conditions and rates compatible with the average practiced with third parties, prevailing on the dates of operations, and are represented as follows:

	R$ thousand

	2007		2006	2007			2006

	September 30	June 30	September 30	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Income (expenses)	Income (expenses)	Income (expenses)	Income (expenses)

Interest on own capital and dividends:
Cidade de Deus Companhia Comercial de Participações	(7,462)	(82,083)	(6,636)	–	–	–	–
Fundação Bradesco	(33,709)	(32,678)	(3,055)	–	–	–	–

Demand deposits:
Fundação Bradesco	(177)	(13)	(162)	–	–	–	–
Elo Participações e Investimentos S.A.	(6)	(6)	(1,859)	–	–	–	–
Nova Cidade de Deus Participações S.A.	(1)	(4)	(33)	–	–	–	–
Cidade de Deus Companhia Comercial de Participações	(1)	(1)	–	–	–	–	–

Time deposits:
Cidade de Deus Companhia Comercial de Participações	(74,503)	(86,974)	(150,308)	(1,860)	(2,387)	(4,247)	(4,502)

Branch rentals:
Fundação Bradesco	–	–	–	(102)	(99)	(298)	(292)

Subordinated debts:
Fundação Bradesco	(476,732)	(429,154)	(276,233)	(32,397)	(11,084)	(43,481)	(28,946)
Cidade de Deus Companhia Comercial de Participações	(318,258)	(230,546)	(24,668)	(7,209)	(4,978)	(12,187)	(2,681)

32) Financial Instruments

a) Risk Management Process

Bradesco approaches on an integrated basis the management of all risks inherent to its activities, supported by its Internal Controls and Compliance structure. Such multidisciplinary vision enables the improvement of risk management standards and avoids the existence of gaps which may jeopardize its correct identification and measurement.

Credit Risk Management

Credit Risk is the possibility that a counterparty of a loan or financial operation might neither intend nor suffer any change in its ability to comply with its contractual liabilities thus may generate any loss for the Organization.

Aiming at mitigation of Credit Risk, Bradesco continuously works in the follow-up of credit activities processes, in improvements, examination and preparation of inventories of credit granting and recovery standards, in the monitoring of concentrations and identification of new components offering credit risks.

In addition, efforts, focused on the use of advanced standards of risk measurement and on the ongoing improvement of processes, have reflected on loan portfolio quality and performance, in both results and strength, in the different scenarios in the past and future.

Market Risk Management

Market risk is related to the possibility of loss from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. Such risk has been observed by the market with an increasing severity, with a substantial technical evolution in the last years, aiming at avoiding, or at least minimizing, possible losses for institutions, taking into consideration the increase in the complexity of operations carried out in the country and abroad.

At Bradesco, market risks are managed by means of methodologies and standards adherent and compatible with the national and international market reality, enabling to base the Organization’s strategic decisions with high agility and level of reliance.

We present below the Balance Sheet by currency on September 30, 2007 and the position in foreign currency on June 30, 2007 and September 30, 2006:

	2007				2006

	September 30			June 30	September 30

	Balance	Domestic	Foreign (1) (2)	Foreign (1) (2)	Foreign (1) (2)

Assets
Current and long-term assets	314,108,464	285,288,979	28,819,485	28,699,158	26,989,789
Funds available	4,100,286	3,816,231	284,055	296,005	444,744
Interbank investments	39,855,851	37,642,888	2,212,963	1,326,975	3,853,947
Securities and derivative financial instruments	108,097,993	102,461,161	5,636,832	6,555,439	6,624,811
Interbank and interdepartmental accounts	20,967,590	20,956,147	11,443	10,393	12,141
Loan and leasing operations	102,294,045	91,002,832	11,291,213	10,886,976	8,493,698
Other receivables and assets	38,792,699	29,409,720	9,382,979	9,623,370	7,560,448
Permanent assets	3,539,039	3,534,458	4,581	3,919	401,105
Investments	604,764	604,764	–	–	397,593
Property, plant and equipment in use and leased assets	2,208,512	2,204,053	4,459	3,786	3,026
Deferred charges	725,763	725,641	122	133	486
Total	317,647,503	288,823,437	28,824,066	28,703,077	27,390,894

Liabilities
Current and long-term liabilities	288,083,987	268,594,791	19,489,196	19,278,184	20,131,007
Deposits	86,736,069	84,029,182	2,706,887	2,204,690	3,735,738
Federal funds purchased and securities sold under agreements to repurchase	68,620,909	67,257,781	1,363,128	2,181,046	1,489,522
Funds from issuance of securities	6,597,409	3,327,538	3,269,871	3,415,697	2,521,378
Interbank and interdepartmental accounts	1,764,711	744,516	1,020,195	1,245,017	1,256,622
Borrowings and onlendings	20,735,324	13,091,797	7,643,527	6,917,371	6,040,068
Derivative financial instruments	2,331,565	2,238,025	93,540	51,336	152,466
Technical provision for insurance, private pension plans and certificated savings plans	55,318,874	55,312,174	6,700	8,526	10,739
Other liabilities:
– Subordinated debt	13,440,933	10,789,925	2,651,008	2,697,028	3,052,078
– Other	32,538,193	31,803,853	734,340	557,473	1,872,396
Future taxable income	173,252	173,252	–	–	–
Minority interest in subsidiaries	176,652	176,652	–	–	–
Stockholders’ equity	29,213,612	29,213,612	–	–	–
Total	317,647,503	298,158,307	19,489,196	19,278,184	20,131,007
Net position of assets and liabilities			9,334,870	9,424,893	7,259,887
Net position of derivatives (2)			(13,402,711)	(13,732,117)	(11,466,139)
Other memorandum accounts, net (3)			(175,014)	(223,088)	(63,317)
Net exchange position (liability)			(4,242,855)	(4,530,312)	(4,269,569)

(1) Amounts expressed and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled in the currency of the last day of the month; and
(3) Leasing commitments and other, recorded in memorandum accounts.

Bradesco adopts a conservative policy regarding market risk exposure, and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored on a daily basis by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5% . The fluctuations and correlations used by the models are calculated on statistical bases that are used on forward-looking processes, in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

In the chart below, we show VaR as of September 30, 2007, June 30, 2007 and September 30, 2006:

Risk factors	R$ thousand

	2007		2006

	September 30	June 30	September 30

Prefixed	100,199	26,083	13,402
Internal exchange coupon	686	930	745
Foreign currency	6,182	5,107	5,734
IGP-M	15,176	14,451	7,401
IPCA	171,366	59,679	45,753
Reference rate (TR)	10,094	4,550	4,036
Variable income	1,450	967	1,198
Sovereign/Eurobonds and Treasuries	38,229	17,493	16,998
Other	9,134	5,328	250
Correlated effect	(209,561)	(68,877)	(18,765)
VaR (Value at Risk)	142,955	65,711	76,752

Investments abroad protected by hedge operations are not being considered in the VaR calculation, as these are strategically managed on a differential basis, in amounts taking into account the tax effects, which minimize the sensitivity to risks and corresponding impacts on results, as well as foreign notes positions, which are matched with funding.

Liquidity Risk

Liquidity risk management is designed to control the different unhedged settlement terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

The knowledge and monitoring of this risk are crucial, specially to enable the Organization to settle transactions on a timely and secure manner.

At Bradesco Organization, liquidity risk management involves a series of controls, mainly the establishment of technical limits, with an ongoing assessment of the positions assumed and financial instruments used.

In the chart below we show the Balance Sheet by maturity on September 30, 2007:

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Assets
Current and long-term assets	174,303,396	42,710,750	31,670,412	65,423,906	–	314,108,464
Funds available	4,100,286	–	–	–	–	4,100,286
Interbank investments	29,329,528	5,386,722	4,452,835	686,766	–	39,855,851
Securities and derivative financial instruments (1)	85,452,797	1,784,499	6,828,314	14,032,383	–	108,097,993
Interbank and interdepartmental accounts	20,556,127	1,739	2,118	407,606	–	20,967,590
Loan and leasing operations	14,802,558	30,510,344	17,074,327	39,906,816	–	102,294,045
Other receivables and assets	20,062,100	5,027,446	3,312,818	10,390,335	–	38,792,699
Permanent assets	271,389	155,111	186,101	1,906,464	1,019,974	3,539,039
Investments	–	–	–	–	604,764	604,764
Property, plant and equipment in use and leased assets	147,206	104,130	124,923	1,417,043	415,210	2,208,512
Deferred charges	124,183	50,981	61,178	489,421	–	725,763
Total on September 30, 2007	174,574,785	42,865,861	31,856,513	67,330,370	1,019,974	317,647,503
Total on June 30, 2007	161,523,342	37,765,823	27,562,678	62,716,009	1,000,340	290,568,192
Total on September 30, 2006	126,466,783	35,999,156	17,297,515	61,993,546	1,434,637	243,191,637

	R$ thousand

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

Liabilities
Current and long-term liabilities	161,071,159	14,570,540	18,868,086	92,992,354	581,848	288,083,987
Deposits (2)	55,522,724	4,356,867	4,639,834	22,216,644	–	86,736,069
Federal funds purchased and securities sold under agreements
to repurchase	42,064,458	1,406,629	4,961,216	20,188,606	–	68,620,909
Funds from issuance of securities	378,224	1,255,336	804,756	4,159,093	–	6,597,409
Interbank and interdepartmental accounts	1,764,711	–	–	–	–	1,764,711
Borrowings and onlendings	1,832,671	6,554,804	4,202,305	8,145,544	–	20,735,324
Derivative financial instruments	1,848,593	110,433	94,525	278,014	–	2,331,565
Technical provisions for insurance, private pension plans and
certificated savings plans (2)	37,473,414	1,328,408	715,576	15,801,476	–	55,318,874
Other liabilities:
– Subordinated debt	80,596	17,590	300,000	12,460,899	581,848	13,440,933
– Other	20,105,768	(459,527)	3,149,874	9,742,078	–	32,538,193
Future taxable income	173,252	–	–	–	–	173,252
Minority interest in subsidiaries	–	–	–	–	176,652	176,652
Stockholders’ equity	–	–	–	–	29,213,612	29,213,612
Total on September 30, 2007	161,244,411	14,570,540	18,868,086	92,992,354	29,972,112	317,647,503
Total on June 30, 2007	144,762,869	17,844,475	14,050,571	85,751,348	28,158,929	290,568,192
Total on September 30, 2006	113,859,963	13,717,219	12,496,862	80,631,555	22,486,038	243,191,637

Accumulated net assets on September 30, 2007	13,330,374	41,625,696	54,614,122	28,952,138	–	–
Accumulated net assets on June 30, 2007	16,760,473	36,681,821	50,193,928	27,158,589	–	–
Accumulated net assets on September 30, 2006	12,606,820	34,888,758	39,689,410	21,051,401	–	–
(1) Investments in investment funds are classified as up to 30 days; and
(2) Demand and savings deposits and technical provisions for insurance, private pension plans and certificated savings plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover.

Capital Risk

Bradesco's capital risk is managed to optimize the risk-return ratio, aiming at minimizing losses, through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

In the chart below, we show the Capital Adequacy Ratio as of September 30, 2007, June 30, 2007 and September 30, 2006:

Calculation Basis – Capital Adequacy Ratio (Basel)	R$ thousand

	2007				2006

	September 30		June 30		September 30

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Stockholders’ equity	29,213,612	29,213,612	27,514,524	27,514,524	21,773,355	21,773,355
Decrease in tax credits – Bacen Res. 3,059	(78,917)	(78,917)	(78,917)	(78,917)	(149,154)	(149,154)
Decrease in deferred assets –
Bacen Res. 3,444	(137,660)	(177,360)	(81,501)	(107,143)	–	–
Decrease in gains/losses of mark-to-market
adjustments in DPV and derivatives –
Bacen Res. 3,444	(118,953)	(118,953)	(251,757)	(251,757)	–	–
Minority interest/other	199,507	175,676	122,315	61,574	138,979	54,941
Reference stockholders’ equity – Tier I	29,077,589	29,014,058	27,224,664	27,138,281	21,763,180	21,679,142
Gains/losses sum of mark-to-market
adjustments in DPV and derivatives –
Bacen Resolution 3,444	118,953	118,953	251,757	251,757	–	–
Subordinated debt/other	10,115,469	10,028,811	10,350,651	10,351,634	10,265,199	10,266,180
Total reference stockholders’ equity –
Tier II	10,234,422	10,147,764	10,602,408	10,603,391	10,265,199	10,266,180
Total reference stockholders’ equity
(Tier I + Tier II)	39,312,011	39,161,822	37,827,072	37,741,672	32,028,379	31,945,322
Deduction of instruments for funding –
Bacen Resolution 3,444	(61,172)	(994,140)	–	–	–	–
Stockholders’ equity	39,250,839	38,167,682	37,827,072	37,741,672	32,028,379	31,945,322
Risk weighted assets	241,480,674	268,723,568	208,231,161	234,318,460	174,394,170	197,669,240
Capital adequacy ratio	16.25%	14.20%	18.17%	16.11%	18.37%	16.16%

Capital Adequacy Ratio Variation (Basel) – R$ thousand and %

	R$ thousand

	3rd Quarter/2007		2nd Quarter/2007		September 30, 2007 YTD		Sep. 2006 to Sep. 2007

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Movement in the reference stockholders’ equity:
Starting period	37,827,072	37,741,672	35,487,343	35,535,072	35,108,743	35,045,676	32,028,379	31,945,322
• Net income for the period	1,810,213	1,810,213	2,301,305	2,301,305	5,816,835	5,816,835	7,519,674	7,519,674
• Interest on own capital/dividends	(742,816)	(742,816)	(795,978)	(795,978)	(2,139,794)	(2,139,794)	(2,931,100)	(2,931,100)
• Mark-to-market adjustment –
TVM and derivatives	(132,804)	(132,804)	(11,142)	(11,142)	160,124	160,124	902,999	902,999
• Capital increase by subscription, stock
incorporation and goodwill	789,559	789,559	–	–	789,559	789,559	2,007,854	2,007,854
• Subordinated debt	(322,817)	(322,817)	800,212	800,212	(383,228)	(383,228)	(237,365)	(237,365)
• Instruments for funding	(61,172)	(994,140)	–	–	(61,172)	(994,140)	(61,172)	(994,140)
• Deferred assets	(56,159)	(70,217)	(62,353)	(81,075)	(137,660)	(177,360)	(137,660)	(177,360)
• Other	139,763	89,032	107,685	(6,722)	97,432	50,010	159,230	131,798
End of period	39,250,839	38,167,682	37,827,072	37,741,672	39,250,839	38,167,682	39,250,839	38,167,682
Movement in weighted assets:
Starting period	208,231,161	234,318,460	199,823,423	225,789,125	187,173,212	212,719,711	174,394,170	197,669,240
• Securities	(1,889,299)	(95,648)	1,131,228	2,502,192	3,405,670	8,540,486	4,021,843	12,852,501
• Loan operations	5,534,101	5,543,070	5,256,899	5,143,935	15,314,154	15,200,468	18,277,153	18,175,376
• Interbank accounts	41,931	41,931	(91,707)	(91,707)	351,417	351,416	37,435	37,436
• Tax credit	1,251,855	2,342,832	1,305,846	1,140,075	3,415,209	4,167,546	3,647,652	4,885,494
• Risk (swap, market, interest and exchange rates)	21,861,922	21,851,753	(2,820,731)	(2,814,187)	17,307,896	17,322,244	22,336,558	22,377,805
• Memorandum accounts	1,216,799	735,780	1,532,514	1,504,971	4,156,910	3,655,401	5,117,466	4,627,056
• Other assets	5,232,204	3,985,390	2,093,689	1,144,056	10,356,206	6,766,296	13,648,397	8,098,660
• End of period	241,480,674	268,723,568	208,231,161	234,318,460	241,480,674	268,723,568	241,480,674	268,723,568

	In %

	3rd Quarter/2007		2nd Quarter/2007		September 30, 2007 YTD		Sep. 2006 to Sep. 2007

	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)	Financial (1)	Economic– financial (2)

Starting period	18.17	16.11	17.76	15.74	18.76	16.48	18.37	16.16
Movement in the reference stockholders’
equity:	0.68	0.18	1.17	0.98	2.21	1.46	4.14	3.15
• Net income for the period	0.87	0.78	1.15	1.02	3.11	2.74	4.31	3.81
• Interest on own capital/dividends	(0.35)	(0.32)	(0.40)	(0.35)	(1.14)	(1.01)	(1.68)	(1.49)
• Mark-to-market adjustment –
TVM and derivatives	(0.06)	(0.06)	(0.01)	(0.01)	0.09	0.07	0.52	0.46
• Capital increase by subscription, stock
incorporation and goodwill	0.38	0.33	–	–	0.42	0.37	1.15	1.02
• Subordinated debt	(0.15)	(0.14)	0.40	0.36	(0.21)	(0.18)	(0.14)	(0.12)
• Instruments for funding	(0.03)	(0.42)	–	–	(0.03)	(0.47)	(0.03)	(0.50)
• Other	0.02	0.01	0.03	(0.04)	(0.03)	(0.06)	0.01	(0.03)

Movement in weighted assets:	(2.60)	(2.09)	(0.76)	(0.61)	(4.72)	(3.74)	(6.26)	(5.11)
• Securities	0.17	0.01	(0.10)	(0.18)	(0.37)	(0.69)	(0.50)	(1.17)
• Loan operations	(0.50)	(0.37)	(0.49)	(0.37)	(1.52)	(1.09)	(2.04)	(1.43)
• Interbank accounts	–	(0.01)	0.01	0.01	(0.04)	(0.03)	(0.01)	(0.01)
• Tax credit	(0.10)	(0.15)	(0.11)	(0.07)	(0.27)	(0.26)	(0.30)	(0.32)
• Risk (swap, market, interest and exchange rates)	(1.62)	(1.26)	0.25	0.19	(1.26)	(0.98)	(1.66)	(1.29)
• Memorandum accounts	(0.11)	(0.05)	(0.14)	(0.11)	(0.34)	(0.23)	(0.45)	(0.31)
• Other assets	(0.44)	(0.26)	(0.18)	(0.08)	(0.92)	(0.46)	(1.30)	(0.58)
End of period	16.25	14.20	18.17	16.11	16.25	14.20	16.25	14.20

(1) Includes financial companies only; and
(2) Includes financial and non-financial companies.

Article 9 of Circular 3,367 of Bacen provides for the option for the exclusion prerogative, for purposes of determination of the Capital Adequacy Ratio, of the sold position in foreign currency, including computing the tax effects, carried out with the purpose of providing hedge for the interest in investments abroad. If we choose this prerogative, the Capital Adequacy Ratio on September 30, 2007 would be 19.84% in the Financial Consolidated and 16.95% in the Economic – Financial Consolidated.

b) Market value

The book value, net of provisions for mark-to-market adjustments, of the main financial instruments are as follows:

Portfolios	R$ thousand

	Book Value	Market Value	Unrealized income (loss) without tax effects

			In the Result			In Stockholders’ Equity

	2007				2006	2007		2006

	September 30		September 30	June 30	September 30	September 30	June 30	September 30

Securities and derivative financial
instruments (Notes 3c, 3d and 8)	108,097,993	110,261,847	4,160,375	4,475,511	2,234,394	1,425,854	1,539,794	829,243
– Adjustment of securities available for
sale (Note 8c II)	–	–	2,734,521	2,935,717	1,405,151	–	–	–
– Adjustment of securities held to
maturity (Note 8d item 7)	–	–	1,425,854	1,539,794	829,243	1,425,854	1,539,794	829,243
Loan and leasing operations (1)
(Notes 3e and 10)	116,356,981	116,780,014	423,033	463,824	554,090	423,033	463,824	554,090
Investments (2) (3) (Notes 3h and 13)	604,764	607,741	2,977	2,303	124,625	2,977	2,303	124,625
Treasury stock (Note 23e)	100,503	88,700	–	–	–	(11,803)	(19,385)	1,926
Time deposits (Notes 3k and 16a)	33,483,112	33,484,256	(1,144)	790	68,341	(1,144)	790	68,341
Funds from issuance of securities
(Note 16c)	6,597,409	6,592,786	4,623	8,422	(17,099)	4,623	8,422	(17,099)
Borrowings and onlendings
(Notes 17a and 17b)	20,735,324	20,679,393	55,931	11,909	41,223	55,931	11,909	41,223
Subordinated debt (Note 19)	13,440,933	13,911,612	(470,679)	(471,100)	(378,994)	(470,679)	(471,100)	(378,994)
Unrealized income without tax effects			4,175,116	4,491,659	2,626,580	1,428,792	1,536,557	1,223,355

(1) Includes advances on foreign exchange contracts, leasing operations and other receivables with loan granting features;
(2) Refer to stocks of publicly-held companies not considering the increment in investments in affiliated companies; and
(3) Does not include the increase of the remaining interest held in Bovespa Holding in the amount of R$722,246 thousand, R$178,136 of which was realized on October 26, 2007.

Determination of market value of financial instruments:

  Securities and derivative financial instruments, investments, subordinated debts and treasury stocks are based on the market price practiced on the balance sheet date. In case no quotation of market prices is available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics;

  Prefixed loan operations were determined by discounting estimated cash flows, using interest rates applied by Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced in the market on the balance sheet date; and

  Time deposits, funds from issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33) Employee Benefits

Bradesco and its subsidiaries sponsor a supplementary private pension plan for employees and directors, in the modality Unrestricted Benefits Generating Plan (PGBL). The PBGL is a private pension plan of the variable contribution type, which permits the accumulation of financial resources by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund – FIE.

The PGBL is managed by Bradesco Vida e Previdência S.A. and Bram – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIE funds.

The contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefit plan, whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the variable contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned variable contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A., which had previously merged Banco BEA) maintained a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA – Cabea, whose sponsorship withdrawal process was approved by the Technical Analysis Department of the Supplementary Pension Plan Secretariat of the Social Security Ministry (SPC), in accordance with publication in the Official Gazette of the Federal Government as of February 2, 2007.

Banco Bradesco BBI S.A. (currently name of Banco BEM S.A.) sponsors supplementary pension plans of both defined benefit and variable contribution types, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – Capof.

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan by means of Cabec – Caixa de Previdência Privada do Banco do Estado do Ceará.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government bonds and private securities, listed company’s stocks and real estate properties).

Bradesco and its facilities abroad provide their employees and managers with a private pension plan with variable contribution, which enables to accumulate financial resources during the participant’s professional career, by means of contributions paid by himself/herself and in equal proportion by Bradesco. The contributions of employees and managers and of Bradesco in its facilities overseas are jointly equivalent to at most 5% of the annual salary of the benefit.

Expenses with contributions made in the period amounted to R$232,864 thousand (September 30, 2006 – R$222,854 thousand) and R$79,743 thousand in 3Q07 (2Q07 – R$74,517thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, amounted to R$1,042,914 thousand in the period (September 30, 2006 –R$955,674 thousand) and R$374,988 thousand in 3Q07 (2Q07 – R$343,147thousand).

34) Taxes on Income

a) Statement of calculation of taxes on income charges

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Income before taxes on income	2,007,078	3,374,448	7,845,234	4,333,978
Total charge of taxes on income at rates of 25% and 9%, respectively	(682,407)	(1,147,312)	(2,667,380)	(1,473,553)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of affiliated companies	5,577	1,532	11,049	14,303
Exchange loss	(118,488)	(173,477)	(414,036)	(161,421)
Non-deductible expenses, net of non-taxable income	(33,581)	(41,988)	(112,537)	(86,945)
Tax credit recorded in prior periods	376,244	40,754	416,998	203,994
Interest on own capital (paid and payable)	133,555	134,918	401,365	402,390
Other amounts	125,253	113,880	343,677	125,882
Taxes on income for the period	(193,847)	(1,071,693)	(2,020,864)	(975,350)

b) Breakdown of taxes on income result

	R$ thousand

	2007			2006

	3rd Quarter	2nd Quarter	September 30 YTD	September 30 YTD

Current taxes:
Taxes on income payable	(966,189)	(1,521,479)	(3,498,990)	(2,761,977)

Deferred taxes:
Amount recorded/realized for the period on temporary additions	409,678	455,048	1,029,667	1,714,474

Use of opening balances of:
Negative basis of social contribution	(5,853)	(6,148)	(18,290)	(32,667)
Tax loss	(20,930)	(31,155)	(85,373)	(99,268)
Prior period’s tax credits were recorded on:
Negative basis of social contribution	42,485	8,401	50,886	49,837
Tax loss	117,624	26,230	143,854	113,279
Temporary additions	216,135	6,123	222,258	40,878

Constitution/utilization in the period on:
Negative basis of social contribution	3,597	(2,243)	35,996	25
Tax loss	9,606	(6,470)	99,128	69

Total deferred taxes	772,342	449,786	1,478,126	1,786,627

Taxes on income for the period	(193,847)	(1,071,693)	(2,020,864)	(975,350)

c) Origin of tax credits of deferred taxes on income

	R$ thousand

	Balance on 12.31.2006	Acquisition	Amount recorded	Amount realized	Balance on 9.30.2007	Balance on 6.30.2007	Balance on 9.30.2006

Allowance for doubtful accounts	2,936,779	33,604	1,467,503	1,117,515	3,320,371	3,189,990	2,621,457
Provision for civil contingencies	253,646	4,681	148,994	76,582	330,739	278,774	228,672
Provision for tax contingencies	1,062,150	9,376	312,839	21,307	1,363,058	1,243,674	947,861
Provision for labor proceedings	424,086	1,845	112,435	123,485	414,881	407,269	436,758
Provision for depreciation on securities and investments	143,209	249	7,381	19,826	131,013	132,616	142,040
Provision for depreciation on non-operating assets	76,046	229	9,994	16,852	69,417	73,273	63,091
Mark-to-market adjustment of trading securities	108,315	486	150,526	108,183	151,144	128,409	100,063
Amortized goodwill	879,821	–	276,896	199,962	956,755	804,696	951,380
Provision for interest on own capital (1)	–	–	288,074	–	288,074	193,142	–
Other	138,862	145	204,180	43,185	300,002	205,087	278,007
Total tax credits over temporary differences	6,022,914	50,615	2,978,822	1,726,897	7,325,454	6,656,930	5,769,329
Tax losses and negative basis of social contribution	586,024	44	329,864	103,663	812,269	665,696	587,898
Subtotal	6,608,938	50,659	3,308,686	1,830,560	8,137,723	7,322,626	6,357,227
Social contribution – Provisional Measure no. 2,158-35 as of 8.24.2001 (2)	657,034	12,227	–	132,101	537,160	571,313	759,395
Total tax credits (Note 11b)	7,265,972	62,886	3,308,686	1,962,661	8,674,883	7,893,939	7,116,622
Deferred tax liabilities (Note 34f)	1,276,713	868	834,691	484,480	1,627,792	1,590,367	1,079,509
Net tax credits of deferred tax liabilities	5,989,259	62,018	2,473,995	1,478,181	7,047,091	6,303,572	6,037,113
– Percentage of net tax credits over total reference stockholders’ equity (Note 32a)	17.1%	–	–	–	18.5%	16.7%	18.9%
– Percentage of net tax credits over total assets	2.3%	–	–	–	2.2%	2.2%	2.5%
(1) Tax credit on interest on own capital is recorded up to the fiscal limit allowed; and
(2) Realization of the amount of R$34,819 thousand is expected up to the end of the year. This amount will be recorded at the time of its actual use (item d).

d) Expected realization of tax credits over temporary differences, tax losses and negative basis of social contribution and social contribution tax credit – M.P. 2,158-35

	On September 30, 2007 – R$ thousand

	Temporary differences		Tax losses and negative basis		Total

	Income tax	Social contribution	Income tax	Social contribution

2007	988,460	335,856	35,376	9,328	1,369,020
2008	2,476,036	857,918	119,058	34,902	3,487,914
2009	1,134,347	373,828	153,286	67,291	1,728,752
2010	685,902	245,498	216,330	60,540	1,208,270
2011	121,565	43,470	52,145	35,391	252,571
2012 (3rd quarter)	46,068	16,506	17,432	11,190	91,196
Total	5,452,378	1,873,076	593,627	218,642	8,137,723

	On September 30, 2007 – R$ thousand

	Social contribution tax credit M.P. 2,158-35

	2007	2008	2009	2010	2011	2012 to 2013	Total

Total	34,819	90,409	70,663	92,445	150,177	98,647	537,160

Projected realization of tax credit is estimated and not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$8,007,731 thousand (June 30, 2007 – R$7,488,524 thousand and September 30, 2006 – R$6,511,073 thousand), of which R$6,810,380 thousand (June 30, 2007 – R$6,360,269 thousand and September 30, 2006 – R$5,338,268 thousand) comprises temporary differences, R$726,880 thousand (June 30, 2007 – R$612,460 thousand and September 30, 2006 – R$525,396 thousand) comprises tax losses and negative basis of social contribution and R$470,471 thousand (June 30, 2007 – R$515,795 thousand and September 30, 2006 – R$647,409 thousand) comprises tax credit over social contribution –M.P. no. 2,158-35.

e) Unrecorded tax credits

The amount of R$115,446 thousand (June 30, 2007 – R$365,038 thousand and September 30, 2006 – R$563,625 thousand) was not recorded as tax credit. It will be recorded when they present effective prospects of realization according to studies and analyses prepared by the management and in accordance with Bacen rules.

f) Deferred tax liabilities

	R$ thousand

	2007		2006

	September 30	June 30	September 30

IRPJ, CSLL, PIS and Cofins on mark-to-market adjustments of derivative financial instruments	908,472	990,015	480,418
Depreciation supervenience	402,845	324,420	202,358
Operations in future liquidity market	2,681	33,428	142,442
Other	313,794	242,504	254,291
Total	1,627,792	1,590,367	1,079,509

35) Other Information

a) Bradesco Organization manages investment funds and portfolios, whose net equity on September 30, 2007 amount to R$167,586,946 thousand (June 30, 2007 – R$161,281.733 thousand and September 30, 2006 – R$140,222,015 thousand).

b) On October 9, 2007, Banco Bradesco informed its stockholders and the market that Bradesco Saúde S.A., Bradesco Organization’s company, entered into an agreement with Liberty International Brasil Ltda., regarding the sale of its 40% share in the subsidiary Indiana Seguros. This operation is pending approval by Susep.

Management Bodies

Cidade de Deus, Osasco, SP, November 1, 2007.

Board of Directors

Chairman	Departmental Directors	Compensation Committee
Lázaro de Mello Brandão	Adineu Santesso
	Airton Celso Exel Andreolli	Lázaro de Mello Brandão – Coordinator
Vice-Chairman	Alexandre da Silva Glüher	Antônio Bornia
Antônio Bornia	Alfredo Antônio Lima de Menezes	Mário da Silveira Teixeira Júnior
	André Rodrigues Cano	Márcio Artur Laurelli Cypriano
Members	Antônio Carlos Del Cielo
Mário da Silveira Teixeira Júnior	Candido Leonelli	Audit Committee
Márcio Artur Laurelli Cypriano	Cassiano Ricardo Scarpelli
João Aguiar Alvarez	Clayton Camacho	Mário da Silveira Teixeira Júnior – Coordinator
Denise Aguiar Alvarez Valente	Douglas Tevis Francisco	Hélio Machado dos Reis
Raul Santoro de Mattos Almeida	Fábio Mentone	Paulo Roberto Simões da Cunha
Ricardo Espírito Santo Silva Salgado	Fernando Barbaresco	Yves Louis Jacques Lejeune
Jair Delgado Scalco
Board of Executive Officers	Jean Philippe Leroy	Compliance and Internal Controls Committee
José Luiz Rodrigues Bueno
Executive Officers	José Maria Soares Nunes	Mário da Silveira Teixeira Júnior – Coordinator
	Josué Augusto Pancini	Milton Almicar Silva Vargas
Chief Executive Officers	Laércio Carlos de Araújo Filho	Domingos Figueiredo de Abreu
Márcio Artur Laurelli Cypriano	Luiz Alves dos Santos	Nilton Pelegrino Nogueira
	Luiz Carlos Angelotti	Roberto Sobral Hollander
Executive Vice-Presidents	Luiz Carlos Brandão Cavalcanti Júnior
Laércio Albino Cezar	Luiz Fernando Peres	Executive Committee of Disclosure
Arnaldo Alves Vieira	Marcelo de Araújo Noronha
Luiz Carlos Trabuco Cappi	Marcos Bader	Milton Almicar Silva Vargas – Coordinator
Sérgio Socha	Mario Helio de Souza Ramos	Julio de Siqueira Carvalho de Araujo
Julio de Siqueira Carvalho de Araujo	Marlene Moran Millan	José Luiz Acar Pedro
Milton Almicar Silva Vargas	Mauro Roberto Vasconcellos Gouvêa	Carlos Alberto Rodrigues Guilherme
José Luiz Acar Pedro	Moacir Nachbar Junior	José Guilherme Lembi de Faria
Norberto Pinto Barbedo	Nilton Pelegrino Nogueira	Domingos Figueiredo de Abreu
	Octavio Manoel Rodrigues de Barros	Denise Pauli Pavarina de Moura
Managing Directors	Ricardo Dias	Jean Philippe Leroy
Armando Trivelato Filho	Robert John van Dijk	Luiz Carlos Angelotti
Carlos Alberto Rodrigues Guilherme	Roberto Sobral Hollander	Antonio José da Barbara
José Alcides Munhoz	Toshifumi Murata
José Guilherme Lembi de Faria	Walkíria Schirrmeister Marquetti	Committee of Ethical Conduct
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto	Regional Directors	Domingos Figueiredo de Abreu – Coordinator
Odair Afonso Rebelato	Altair Antônio de Souza	Arnaldo Alves Vieira
Aurélio Conrado Boni	Aurélio Guido Pagani	Milton Almicar Silva Vargas
Domingos Figueiredo de Abreu	Cláudio Fernando Manzato	José Luiz Acar Pedro
Paulo Eduardo D’Avila Isola	Fernando Antônio Tenório	Carlos Alberto Rodrigues Guilherme
Ademir Cossiello	Luiz Carlos de Carvalho	Milton Matsumoto
Sérgio Alexandre Figueiredo Clemente	Márcia Lopes Gonçalves Gil	Clayton Camacho
	Marcos Daré	Nilton Pelegrino Nogueira
	Paulo de Tarso Monzani	Roberto Sobral Hollander
Tácito Naves Sanglard
Fiscal Council

Sitting Members
José Roberto Aparecido Nunciaroni – Coordinator
Domingos Aparecido Maia
Ricardo Abecassis Espírito Santo Silva

Deputy Members
João Batistela Biazon
Nelson Lopes de Oliveira
Renaud Roberto Teixeira

Ombudsman
Cleuza de Loudes Lopes Curpievsky –
Ombudsman

General Accounting Department
Moacir Nachbar Junior
Account-CRC (Regional Account Council) 1SP198208/O-5

Report of Independent Auditors	(A free translation from the original in Portuguese)

To the Board of Directors
Banco Bradesco S.A.

1. We carried out limited reviews of the accounting information contained in the consolidated Quarterly Information of Banco Bradesco S.A. and its subsidiaries, comprising the consolidated balance sheets as of September 30 and June 30, 2007 and September 30, 2006 and the related consolidated statements of income, of changes in stockholders’ equity and of consolidated changes in financial position for the quarters and periods then ended. This information is the responsibility of the Bank’s management.

2. Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil – IBRACON in conjunction with the Federal Accounting Council – CFC and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria used for the preparation of the quarterly information and (b) a review of the significant information and the subsequent events which have, or could have significant effects on the financial position and operations of the Bank and its subsidiaries (consolidated).

3. Based on our limited reviews, we are not aware of any material modifications which should be made to the Quarterly Information referred to above, in order for such information to be stated in accordance with accounting practices adopted in Brazil.

4. Our limited reviews were conducted for the purpose of issuing a limited review report on the Quarterly Information – ITR referred to in paragraph one, taken as a whole. The statements of cash flows and of added value for the quarters and periods ended September 30 and June 30, 2007 and September 30, 2006, which are presented to provide additional information on Banco Bradesco S.A. and its subsidiaries are not a required part of these financial statements, in accordance with accounting practices adopted in Brazil. These statements were subjected to the same audit procedures described in paragraph two and, based on our limited reviews, we are not aware of any material modifications that should be made thereto, in order for this accounting information to be fairly presented in relation to the quarterly information referred to in paragraph one taken as a whole.

5. As described in Note 15, the goodwill on investments in associated and subsidiary companies was amortized during the quarters of 2007 and in 2006.

São Paulo, November 1, 2007

Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador
CRC 1SP172940/O-6

Fiscal Council’s Report

Banco Bradesco S.A.

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory attributions, having examined the Management Report and the Financial Statements related to the nine-month period ended on September 30, 2007, and in view of the limited review report of PricewaterhouseCoopers Auditores Independentes, have the opinion that the aforementioned documents, examined based on the current corporate law, fairly reflect the Company’s equity and financial condition.

Cidade de Deus, Osasco, SP, November 1, 2007

     José Roberto A. Nunciaroni
Domingos Aparecido Maia
Ricardo Abecassis E. Santo Silva

Glossary of Technical Terms

Acquirer: company responsible for affiliating, maintaining and paying establishments of a Card flag. For instance, in Brazil, the only VISA acquirer is VisaNet.

Activity Based Costing: is a methodology used to facilitate the analysis of the costs of activities that consume the most significant volume of resources. The volume, relationship between cause and effect and the effectiveness with which the resources are consumed during the activities comprise the objective of the strategic ABC cost analysis, ensuring that indirect costs are directed as a priority to these activities and processes and subsequently to products, services and customers.

Added value: value created by the company as a result of its productive activities, representing the level of the company’s contribution to society.

Advisor: economic/financial consultant.

Asset management: company whose activity is to manage third-party funds. It may be part of a financial group, but must create operating barriers, such as a “Chinese Wall” to avoid possible conflicts of interest and focus their business on the management of investors’ funds.

Back test: this method is used to test the validity of the statistical models used, through the comparison of historical data and data generated by the models.

Basel Capital Accord: agreement signed by the Basel Committee, Switzerland, in 1988, designed to establish new conditions for the system used to regulate and supervise banking activities (compulsory for G-10 countries). The methodology used seeks to ensure that minimum capital requirements are compatible with the degree of risk of transactions. In June 2004, this agreement was revised and related changes must be implemented by January 2007.

Basel Committee: formed by the chairmen of the central banks of the world’s 10 most developed economies for purposes of introducing regulations for compliance by G-10 countries.

Bonds: government securities or corporate bonds, which are subscribed and traded.

Brazilian Depositary Receipts – BDRs: these are certificates comprising securities issued by publicly held companies headquartered abroad, negotiable in the Brazilian market.

Broker dealer: a specialized firm, which trades securities for its own account or as an intermediary for third parties.

Capital adequacy ratio (Basel): index introduced by the Basel Committee and regulated by the Brazilian Central Bank, which shows the ratio between the bank’s stockholders’ equity and its risk weighted assets.

Capital savings: comprise the capital paid as a lump sum to the beneficiaries indicated in the plan proposal, in the event of decease of the pension plan participant.

Cash management: cash administration.

Chinese Wall: set of procedures characterized by the clear separation between the management of the treasury funds of the financial institutions and the management of third-party funds. Regulated by the Central Bank of Brazil, it aims to avoid the conflict of interests between the financial institutions in the administration and management of its funds and the administration and management of the funds of its clients.

Claims: this is the realization of risk provided for in the insurance contract, which causes material or personal damages to the policyholders or their beneficiaries.

Claims ratio: used by insurance companies to measure the proportion of expenses for claims to earned premium. Accordingly, the lower the ratio, the better the insurance company’s risk selection strategy.

Co-insurance: insurance distributed among various insurance companies, with the related risk distributed in proportion to the corresponding quota held.

Combined ratio: ratio used by the insurance companies, according to which the sum of the expenses incurred with claims, administrative expenses and selling expenses are divided by the premium earned. Accordingly, the lower the ratio, the higher the efficiency of the insurance company.

Commercial paper: securities issued by publicly held companies for purposes of raising public funds for financing working capital.

Committee of Sponsoring Organizations – COSO: it is a not-for- profit entity, dedicated to improving the presentation of financial reports based on ethics, efficient internal controls and corporate governance. Its members are representatives from the industry, accounting firms, investment companies and the New York Stock Exchange.

Compliance: adherence to a set of laws, rules and instructions introduced by either governmental or internal bodies.

Compulsory deposits: this compulsory reserve is the percentage of demand deposits and the terms under which banks are obliged to deposit at the Brazilian Central Bank (Bacen). The National Monetary Council (CMN) establishes the required percentage for purposes of limiting the expansion of credit operations in the economy. The compulsory deposit is a classic Central Bank instrument used to control the volume of currency available in the banking system.

Contingent liabilities: reflect the uncertainty as to whether, when and for how much an obligation will be paid. In general, the amounts recorded as contingencies are calculated based on the progress of the related lawsuits.

Corporate finance: banks act as intermediaries in complex transactions involving corporate mergers, spin-offs and acquisitions. In this segment, in conjunction with specialized consulting firms, the banks use their experience in financial and investment transactions ensuring that they are made feasible through the use of funds, which are obtained either locally or from abroad.

Corporate governance: system by which companies are managed and monitored, involving relationships between stockholders, the board of directors, the executive board, the independent auditors, audit committee and fiscal council. Good corporate governance practices are designed to increase the company’s value, facilitating access to capital and ensuring that it will continue as a going concern on a perennial basis.

Corporate Sustainability Index (ISE): Bovespa index which reflects the return of a portfolio composed of companies’ stocks with the best performances regarding all dimensions related to corporate sustainability, i.e., economic-financial, social, environmental and corporate governance.

Correspondent banks: these are commercial companies or service providers contracted by banks to operate in banking services authorized by the Brazilian Central Bank (Bacen). Since they are usually located in different commercial outlets, the correspondent bank can offer extended hours, often on a 24-hour basis.

Courier: messenger service, available for use by customers, to carry out a number of bank services, including check deposits, bill payments, checkbook delivery, among others, with no need for customers to leave the home or office.

Covenants: commitments contained in any formal debt agreement establishing that certain acts must be fulfilled, while others must not be executed. These commitments are designed to protect the lender’s interests and involve matters such as working capital, dividend payment and the ratio of indebtedness.

Coverage of technical reserves: is the allocation of assets, by insurance, private pension plans and savings bonds companies, in particular financial assets, in sufficient amount to cover technical reserves. These assets must offer diversity, liquidity, security and profitability. See Guarantees of technical reserves.

Coverage ratio: measures the ratio between the amount of the allowance for loan losses (PDD) and the amount of non-performing loans (D to H rated credits)

Credit scoring: is a method using statistical tools to measure the probability of loss on a credit operation based on historical data.

Consigned loan: this is a line of personal credit for companies’ employees whose loan installments are deducted from payroll.

Cross – selling: sale of related merchandise and services.

Depositary Receipts – DRs: are deposit receipts issued by a foreign institution (Depositary), guaranteed by shares of a local company.

Derivatives: financial instruments used by companies, substantially for protection purposes and classified in 4 categories: futures market, swap, forward market and options.

Earned premium: the portion of an insurance premium retained which corresponds to the period of risk time passed, i.e., it is the deferral of the retained premium for the period counted from the date of the insurance coverage.

Equator Principles: it is a set of social-environmental measures, based on criteria defined by the International Finance Corporation (IFC), used in the evaluation and concession of financing of infrastructure projects known as project finance.

Eurobonds: securities with notional value expressed in U.S. dollars or other currencies and which the banks issue through institutions abroad, the resources of which will be used to finance credit operations in Brazil. These are medium to long-term securities at fixed or floating rates and with premium or discount, depending on market demand. The Eurobond market is an important source of capital for multinational companies and governments, including those located in developing countries.

Euronotes: are long-term notes, issued by governments and major companies and traded in the international financial market.

Exchange coupon rate: is the difference between the internal interest rate and the expected Brazilian exchange rate devaluation and, in general, is compatible with the composition of the remuneration offered by exchange bills in investments pegged to the variation in the U.S. dollar, i.e., the interest rate in U.S. dollar paid to an investor who assumes the risk of investing in another currency.

 Exchange exposure: assets and liabilities subject to exchange risks as a result of local currency valuation or devaluation as compared to other currencies.

Financial holding company (FHC): status granted by the U.S. Federal Reserve – FED, which permits the subsidiary company of a foreign financial institution to carry out its activities under the same conditions as local US banks. This status is awarded subsequent to a detailed analysis of key factors determined by US banking legislation. For purposes of obtaining FHC status, the institution must comply with 3 main requirements: a) it must be properly capitalized, b) properly managed and c) submit a proper request for FHC status to the Federal Reserve Board – FRB.

Financial intermediation: is a bank’s main activity. The bank obtains funds from customers with resources available for investment, which are onlent to borrowers. Other activities such as leasing and exchange transactions also comprise financial intermediation.

Financial margin: this is the difference between interest income and expense generated by investments, funds obtained, credit and leasing operations and foreign exchange transactions. Non-interest income also comprises financial margin, derived from securities, treasury transactions and credit recoveries.

Floating funds: permanence of third-party funds in banks for a specific period without remuneration.

Funding: funds taken from third parties to make financial operations with the client. A company takes funds from third parties for its operations when it raises funds by means of issuance of debt securities or by other means of funding.

Global Compact: initiative of the United Nations in which encourages participant entities to commit with guiding its actions in the sense of contributing to the development of a more inclusive and sustainable economy, broadening its scale in the social-environmental area. It is based on values aiming at promoting institutional education. The power of transparency and dialog is used to identify and disclose new practices which have as base the universal principles. It is comprised of 10 principles related to human rights, labor, environmental protection and bribery.

GoodPriv@cy: it is an international data privacy and protection seal, which comprises requirements for data protection and privacy management within the corporations.

Greenfield: implementation of new projects, i.e., those that are not characterized as expansion.

Guarantee of technical reserves: see coverage of technical reserves.

Hedge: an instrument used to offset risk investments subject to price and rate fluctuations.

Holding: it is the company holding share control over another company or a group of subsidiary companies.

Home broker: relationship channel between investors and brokerage houses, for stock market trading purposes through the online transmission of buy and sell orders via internet, permitting real time access to price quotations and share portfolio monitoring, among other resources.

Ibovespa: this is the most important Brazilian stock market performance index, as it portrays the behavior of main stocks traded on Bovespa. It is established from an imaginary Reais investment in a theoretical number of stocks (portfolio). Each stock composing this portfolio has a certain weight, which varies according to its liquidity. Frequently, both the composition and weights change so that the index may accurately represent the stock market. Its basic purpose is to work as a market behavior average index. Hence, the stocks composing this index account for more than 80% of the number of trades and financial volume traded on the spot market. As the stocks integrating this portfolio are highly representative, it is possible to affirm that if most of stocks are climbing, the market, measured by Bovespa Index, is bull, and if it is declining, it is a bear market.

Interbank accounts: comprise checks which are being cleared between banks and other notes, such as bank docket payments, as well as restricted deposits at the Brazilian Central Bank (deposits in foreign currency, deposits for exchange contracts, payment of funds for rural credit, credits subject to the National Housing System – SFH, etc).

Interbank deposits: securities negotiated in the interbank market between financial institutions.

Interdepartmental accounts: comprise the amounts, which are in transit between the bank’s branches and departments or other group member companies (brokerage firms, insurance companies, supplementary private pension entities etc.).

Investment advisory service: these are consulting services for investors and include financial advice, preparation of financial reports and management of customer funds. The services are provided by consultants who are properly registered at the regulatory organs.

Investment grade: in the establishment of investment alternatives to international investors, companies and countries are rated by the international risk rating agencies, such as Moody’s, Standard & Poor’s and Fitch, among others, normally in three risk levels: Investment Grade; Investment Risk; and Default. Investment grade is the safest grade, in which there is maximum trust of markets. It is when a country or a company is better evaluated by investors and manages to raise funds with lower interest rates, for it is considered of low risk.

Leasing: this is an alternative medium, or long-term, financing method, documented through an agreement in which the leasing company purchases the assets, which are then ceded for use by the lessee in exchange for payment in installments.

Libor: it is the preferential interest rate charged on foreign currency loans and prevailing in the international financial market. It is used among first-tier banks.

Market-making: the maintenance of buy and sell offers for a specific securities and preparation to buy or sell standard lots at publicly quoted prices.

Market share: percentage sales or inventories in a specific segment of a certain company. It could also be the share that a specific brand holds in the market in which it operates.

Mark-to-market: method used to adjust a security or portfolio based on present market values.

Merchant banking: activities carried out by a financial institution including investment bank activity, advisory services, and intermediary services in mergers and acquisitions.

 Microcredit: is the granting of limited loan amounts to small informal business owners and microcompanies, with difficult access to the traditional financial system, especially since they are unable to offer real guarantees. This credit is used for production purposes (working capital and investment) and its main features are less bureaucracy, access by all customer income brackets and a quick and efficient approvals process.

Mitigate: word frequently used in the risk management environment, in the sense to minimize, soothe or even attenuate the risks which the company is exposed to.

Mobile banking (WAP): this technology allows banks to offer their customers banking services (balances, statements, institutional information consultation, rates and prices) via mobile communication equipment, such as cell phones. An option in addition to other channels, such as the Internet, magnet strip cards, branches and call centers.

Money laundering: method by which funds derived from illegal activities are incorporated into the economic system. The main purpose is to disguise the illicit origin of the funds using transactions, which cannot be traced.

Operating efficiency ratio: ratio between administrative expenses (personal + administrative) and operating income. Lower the ratio, better the efficiency of the Financial Institution.

Overnight: one-day investments, which are guaranteed by government securities or corporate bonds, comprising a transaction between two institutions involving a sale, with a repurchase commitment.

Over-the-counter market: in which transactions are not carried out in the stock exchanges. Not only shares, but also assets, including derivatives, can be traded in this market. Since they attend certain customer specifications, not provided for in stock exchange trading, over-the-counter trades are also known as tailor-made transactions.

Own position: securities maintained in stock, available for trading, derived from definitive purchases or repurchases, recorded as fixed income securities.

 PGBL (Unrestricted Benefits Generating Plan): this is a supplementary private pension product destined to accumulate funds and converting them into future income. PGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). It is interesting to participant, submitting income tax return, as it is possible to deduct the contributions amount from the income tax calculation basis up to the limit of 12% of annual gross income. Upon receipt of redemption or yield, income tax will be withheld at source over total received, pursuant to prevailing laws (progressive or regressive tables).

Plano remido: in the health Insurance Line products, this is a plan in which insurance holders do not have the obligation to pay premiums to the insurance company, which, in turn, still has the obligation to pay benefits to the holder.

Privatization currency: government securities generally traded with discount and accepted by the government in payment for the acquisition of state-owned companies.

Project finance: is the combination of contracts which involve a specific business venture, inter-relating all the operating agents and the guarantees related thereto. Project finance is a technical model in which the project is the center of gravity of the interaction between the related agents. Project finance is generally used in major engineering projects.

Purchase and sale commitments: a financial investment through which the bank sells government securities or corporate bonds to the customer, and whereby the bank is committed to repurchase and the customer to resell the related securities within the terms established in the contract.

Qualified custody service: this consists of the physical and financial settlement of assets and their safekeeping, as well as the administration and information on related income. The custody service also comprises the financial settlement of derivatives, swap contracts and forward transactions.

Quality certification (ISO – International Organization for Standardization): is the combination of activities carried out by an independent commercial body designed to certify, publicly and in documental form, that a determined product, process or service complies with specific requirements. ISO certification improves the company’s image, facilitating purchase decisions by customers and consumers.

Rating: it is a classification mechanism of the credit quality of a company or a country. The rating aims to classify the risk of a company or country verifying if they are able to comply with the financial liabilities. This classification is made by rating agencies which, periodically, review their opinions about the rating of the company or country previously evaluated. See Rating agencies.

Rating agencies: companies experienced in analyzing the risk of public and private, financial or non-financial institutions. Based on detailed analyses, these agencies attribute a score (rating) to the companies or countries under analysis. This score serves as a risk indicator for investors. See Rating.

Reinsurance: is the ceding by the insurance company to the reinsurer of that portion of a liability which exceeds the limit of its capacity to retain risks. Reinsurance is a form of risk distribution and is contracted with IRB-Brasil Resseguros S.A., which has the monopoly on reinsurance in Brazil.

Retained premium: is the portion of an insurance premium which remains with the insurance company in the exact proportion of its retention, i.e., the portions ceded as co-insurance and re-insurance are excluded from the premium issued, as well as refunds and cancellations.

Retrocession: is the transaction used by the reinsurer to cede to the local or international market, the liabilities which exceed the limits of its capacity to retain risks, i.e., retrocession is the reinsurance of reinsurance.

SA 8000 ®  – Social Accountability: a new rule developed by SAI (Social Accountability International, a non-profit organization which promotes workers’ human rights all over the world). The Company with certification in this international rule adopts good social responsibility practices, such as respect to human rights, child rights and fundamental labor rights, in addition to a safe and healthy work environment, which is reflected on the Company’s quality of actions and relations with its public: employees, suppliers, clients and the community in general.

SANA (Automatic System of Stocks Negotiation): structured system aiming at facilitating the participation of small individual investors in the stock market, assuring easy purchasing and selling of stocks in the Stock Market, in small lots, through computer terminals. The system can also be used in public offerings intermediation.

Sarbanes-Oxley (see Sarbanes-Oxley Act)

Sarbanes-Oxley Act, Section 404: established to restore confidence in the financial information disclosed by companies listed in the U.S. stock exchanges. The U.S. politicians, Sarbanes (senator) and Oxley (federal congressman) drew up legislation to provide improved orientation on the following: clarity in the presentation of financial information, corporate governance, internal controls process and independence of the independent auditors and increased assurance procedures. Pursuant to Section 404, both companies and their auditors must identify all key controls for each of their processes and test thoroughly the effectiveness and management appraisal capacity of these controls.

Securitization: is the financial transaction whereby a loan and other debts are converted into securities which are negotiable in the market.

SMS: short message service, used in cell phones. The service allows the user to send and receive text messages containing different types of information.

Social responsibility: is the philosophy whereby certain companies conduct their business as a partner, co-responsible for social development. The socially responsible company is capable of assimilating the interests of different stakeholders (stockholders, employees, service providers, suppliers, consumers, community, government and environment), ensuring that these interests are fully integrated into the planning of its activities, in the pursuit to meet the demands of all segments, not just those of the stockholders or owners.

Sovereign risk: this is an index calculated by the US investment bank J. P. Morgan used to measure the degree of risk to which a foreign investor is exposed when investing in a particular country. Technically, this risk is the surcharge payable in relation to the guaranteed returned on US treasury bonds, since the US is considered to offer less risk to investors. Every 100 points represent 1% of additional interest as compared to US interest.

Spread: this is the difference between the interest rate charged to the borrower by the bank and the rate paid to customers for the use of the funds invested.

Stock guide: this is a report used as a guide for those interested in accompanying the performance of the secondary share market and an important tool for use in capital market area studies. Its content is updated periodically and includes information on all major listed companies. The inclusion of companies in this report is directly related to their share liquidity. The companies are grouped under different sectors, facilitating a comparative analysis of their performance (share behavior and profitability) in their own activity segment and between the different sectors.

Stress testing: a technique used to assess the response of an asset and/or liability portfolio to extreme variations in the prices, interest and exchange rates which affect these portfolios. The purpose of the stress test is to quantify possible loss on the portfolio in the event of an adverse market situation.

Structured transactions: a combination of two or more financial instruments (e.g. a purchase and sale commitment + Swap), designed to take advantage of market opportunities or secure protection against financial risks.

Subordinated debt: this is an instrument customarily used by financial institutions for obtaining funds since it is classified as tier II capital for purposes of calculating the capital adequacy ratio (Basel)and accordingly increases their credit granting capacity. In the event of bankruptcy, this debt is the ultimate obligation payable by the financial institution and is subordinate to the payment of all other creditors.

Subordinated perpetual debt: this is a security without maturity, which pays interest on a periodical basis on dates set out in advance. It includes an exclusive redemption option for the issuer after the term contractually determined has elapsed as from the issuance date.

Supplementary private pension plan: it is an instrument used to accumulate resources over the years in the form of savings to be withdrawn during retirement. This plan is supplementary to the government retirement pension scheme.

Sustainability: assumes that the companies will commit with the economic-social-environmental tripod, i.e., value generation, environmental care and social development.

Swap: financial derivative with a view to promoting the swap (simultaneously) of financial assets between economic agents involved.

Tag Along: right assured by law through which the minority stockholders holding common stocks have the power of selling their stocks for a predetermined percentage, when a publicly-held company’s control is sold.

Technical reserves: these are liabilities recorded by the insurance companies to guarantee the payment to policyholders of claims occurred or which will occur in the future as a result of the risks assumed. For the supplementary private pension entities and savings bonds companies, these liabilities comprise the amounts accumulated with funds derived from the cost of the benefits contracted, for payment purposes of such benefits. All technical reserves are calculated established on actuarial bases.

Third-party position: securities with repurchase commitments not subject to resale commitments, i.e., they are the institutions own portfolio securities related to the open market, recorded as fixed income securities – subject to repurchase.

Track record: accumulated experience.

 Treasury stocks: own company stocks acquired to remain in treasury or for cancellation.

Underwriting: term used internationally to define the launching of stocks or debentures for public subscription, generally carried out by financial institutions authorized by the CVM, via three types of contracts: straight (the financing institution subscribes the total launch and payment is made directly to the issuing company), stand-by (the financing company is bound to subscribe the securities not acquired by the public) and best-efforts (the financing company does not assume the responsibility to subscribe the securities and returns those that were not acquired by the public to the issuing company).

Verified by Visa: electronic means of debit and credit card transactions verification at virtual stores, providing clients with greater protection and security.

VGBL (Long-term life insurance): this is a life insurance guaranteeing insured’s coverage in case of his/her survival with a view to accumulating funds and converting them into future income. It works as a private pension plan, as it was developed based on PGBL. VGBL is very flexible, since amongst other facilities, it allows that funds invested in this plan may be redeemed at any time (observing the grace period). The most important difference between PGBL and VGBL is the tax treatment given to each one. While in PGBL income tax is levied over the total redeemed or received as income, in VGBL the taxation occurs only over financial investments yields, according to prevailing laws (progressive or regressive tables). VGBL is more indicated for those participants submitting simplified income tax return. In addition, this is an option for those insured who already exceeded the limit of income tax deduction in a supplementary private pension plan (12%) and who are planning to invest a bit more in his/her future.

V@R (value at risk): is the expected maximum potential loss of an asset and/or liability portfolio with pre-established confidence level and over a specific time horizon.

Web point: this is a self-service terminal providing access to Internet Banking services.

WebTA: is the online transfer of files between the Bank and its corporate customers with security, efficiency and economy, using cryptography and data compaction.

Wireless: this technology permits connection between equipment with no direct physical link. For example, internet access by cell phone is made feasible through the use of wireless technology.

Write-off: term related to the loan operations written off from the assets of the company, due to client’s delinquency. According to Bacen, this write-off is made after six (6) months of credit rating in the risk level (rating) H. These loan operations in write-off are recorded in compensation accounts.

Cross Reference Index

Abbreviations	Certifications
List of Main, 10	in International Rules, 193
Active Consortium Quotas, 120	ISO, 178, 188
Activity-Based Costing (ABC Cost), 180	OHSAS, 188, 193
Activity-Based Management (ABM), 180	SA 8000®:2001, 188, 195, 211
Accounts (see Clients)	Change
Checking, 84	in Number of Outstanding Stocks, 15
Savings, 85	in Stockholders’ Equity, 233
Affiliated Companies, 129, 268	Channels – Bradesco Dia&Noite (Day&Night), 141
Allowance/Provision	Clients (see Accounts)
Breakdown of Loan Operations and of, 264	Checking Accounts, 84
x Delinquency x Loss, 154	Per Branch, 140
for Doubtful Accounts, 67, 265	Collection, 173
Alô Bradesco (Hello Bradesco), 177	Commercial Strategy, 6
Analysis	Committee
Equity, 41	Audit, 294
of the Adjusted Net Interest Income and	Compensation, 294
Average Rates, 60	Compliance and Internal Controls, 147, 159, 294
of the Statement of Income, 23	Ethical Conduct, 294
Summarized Statement of Income, 13	Comparison Purposes, 244
Asset under Management, 86	Compliance, 146, 159
Assets Bookkeeping, 176	Compulsory Deposits, 1, 257
Awards (see Recognition), 94, 99, 101, 106, 110, 181, 217	Consortium, 117
Balance Sheet, 15	Consumer Financing, 79
Banco Bradesco BBI, 112	Contents, 9
Banco Finasa, 111	Contingencies, 243, 275
Bradesco Consórcios, 117	Controllership, 176
Bradesco Corretora de Títulos e Valores Mobiliários, 123	Corporate, 133
Bradesco Securities, 126	Corporate Governance, 146
by Business Segment, 245	Correspondent Banks (see Bradesco Expresso), 137
by Currency, 76, 286	Corretora de Títulos e Valores Mobiliários, 123
by Maturity, 76, 287	Custody, 176
Comparative, 40	Customer Service Network, 139
Consolidated, 74, 228	Data Privacy and Protection Seal, 179
Highlights, 15	Deferred Charges, 242, 270
Insurance Companies, 90	Delinquency, 82
Leasing Companies, 115	Deposits
Banco BMC, 224, 244	by Maturity, Breakdown of, 84, 271
Banco Bradesco BBI, 112	Demand, 84, 271
Banco Finasa, 111	Savings, 85, 271
Banco Postal, 136	Derivative Financial Instruments
Basel (see Capital Adequacy), 17, 148, 164, 288	Securities and, 4, 240, 247
Basel II, 148, 162	Derivatives, 4, 241, 247, 253, 290
Board	Dividends (see Interest on Own Capital), 15, 281
of Directors, 147, 294	Dividend Yield, 19
of Executive Officers, 294	Dow Jones Sustainability World Index, 182, 187
Borrowings and Onlendings, 274	Employee
Bovespa (see Ibovespa), 125, 187	Benefits, 199, 290
Bradesco Auto/RE, 99	Number of, 201
Bradesco Capitalização, 106	Environment, 188
Bradesco Dia&Noite (Day&Night), 141	Events, 224
Bradesco Empresas, 134	Executive Committee
Bradesco Expresso, 137	Disclosure, 294
Bradesco Saúde, 97	Loan, 151
Bradesco Securities, 126	Expenses
Bradesco Seguros e Previdência, 90	Administrative, 69, 283
Bradesco Vida e Previdência, 103	for Allowance for Doubtful Accounts, Net of
Bram	Recoveries of Written-off Credits, 265
Asset under Management, 86	for Borrowings and Onlendings, 274
Branches, 139	Operating, 284
Capital Adequacy (see Basel), 17, 164, 288	Personnel, 69, 201, 283
Capital Allocation, 163	Personnel Expenses by Business Segment, 202
Carbon	Prepaid, 242, 266
Neutralization of Emissions, 188	Selling, 93
Cards, 165	Tax, 284
Cash	Federal Funds Purchased and Securities Sold under
Flow, 235	Agreements to Repurchase, 271
Generation, 16	Financial Statements, 223
Cash Management	Financial Instruments, 241, 253, 255, 285
Solutions, 173	Finasa Sports
Certificated Savings Plans, 106	Program, 191

Fiscal Council, 294, 296	Concentration of, 154, 263
Fone Fácil (Easy Phone), 143	Consumer Financing, 79
Foreign	Corporate, 80
Branches and Subsidiaries, 168, 172	Individuals, 79
Public Issuances, 172	Methodology Used for Evaluation of, 152
Trade Portfolio, 171	Movement of, 82
Foreign Exchange	Performance Indicators, 83
Change in Net Interest Income Items plus	Quality, 153
Exchange Adjustment, 59	Renegotiation, 265
Portfolio, 266	Market(s)
Result, 267	Capital, 113
Foreign Exchange Portfolio, 266	Export, 170
Foreign Trade	Import, 170
Portfolio, 171	Risk Management, 146, 286
Forward-Looking Statements, 1	Segmentation, 133
Fundação Bradesco, 213	Value, 15, 19
Funding, 84	Market Share, 17
and Assets Managed, 18	Brazilian Savings and Loan System (SBPE), 85
x Expenses, 62	Customer Service Network, 139
Funds	Export, 169
Available, 246	Import, 169
from Issuance of Securities, 272	Income from Private Pension Plans, 103
Glossary of Technical Terms, 297	Income from Certificated Savings Plans, 107
Global Compact, 186	Insurance Premium, 91
GoodPriv@cy, 179	Private Pension Plans and VGBL Investment
Goodwill, 270	Portfolio, 104
Guarantees of Technical Provisions, 279	Technical Provisions (Certificated Savings Plans), 107
Highlights, 15	Management Bodies, 294
Human Resources, 192	Mergers and Acquisitions, 114
Ibovespa, 20, 21	Minority Interest, 286
Income	Money Laundering
Breakdown, 58	Prevention and Fight against, 160
Fee and Commission, 68, 283	Net Income, 12
from Interbank Investments, 246	Net Interest Income
on Retained Premiums, 280	Analysis of, 60
Operating (Other), 284	Total Assets x, 63
Index	Variation in Items Composing the, 59
Sustainability (ISE and DJSI), 187	Non-Operating Assets, 267
Notes to the Financial Statements, 237	Notes to the Financial Statements
Indicators, 1	Index, 237
Financial Market, 64	Ombudsman, 177, 294
Loan Portfolio, 83	Operating Companies, 89
Other, 72	Operating Efficiency, 70
Social, 220	Operations, 238
Information Security, 160	Borrowings and Onlendings, 274
Information Technology (IT), 145	Insurance, Private Pension Plans and
Insurance Companies, 90	Certificated Savings Plans, 278
Integrated Management System – ERP, 181	Loan, 78, 257
Interbank Accounts, 257	Structured, 114
Interbank Investments, 240, 246	Organization Chart
Interest on Own Capital, 281	Administrative Body, 130
Internal Communication, 195	Corporate, 128
Internal Controls, 159, 294	Other Assets, 267
International Area, 168	Other Loans, 266
Internet, 144	Pay Out, 20
Banking – Transactions, 144	Policies
Banking – Users, 144	Critical Accounting, 4
Investment Funds, 87	of Loan, 151
Investments	Significant Accounting, 240
Composition of, 269	Premiums
in Infrastructure, IT and Telecommunications, 145	Earned by Insurance Line, 92
Lawsuits	Income on, 280
Civil, Labor and Tax, 275	Insurance, 91
Corporate, 177	Presentation of the Financial Statements, 238
Leasing, 115	Prime, 135
Companies, 115	Principles
List of Main Abbreviations, 10	Equator, 186
Loan Granting, 151	Human and Labor Rights, Environmental Protection and
Loan Portfolio (see Loan Operations), 78, 152	Against Corruption, 186, 187
by Activity Sector, 263	Private, 134
by Business Segment, 81	Private Pension Plans, 103
by Maturity, 258	Profitability, 56
by Rating, 83	Project Finance, 114
by Risk Levels, 260	Property, Plant and Equipment in Use and
by Type, 81, 258	Leased Assets, 270

Qualified Services to the Capital Markets, 176	Self-Service Network
Quality Management – Certifications	ATMs, 139
NBR ISO 9001:2000, 178	Bradesco Dia&Noite (Day&Night), 141
Ranking, 132	ShopCredit, 145
Ratings	ShopInvest, 145
Bank, 131	Sites, 144
Insurance and Certificated Savings Plans, 132	Social Activities, 213
Loan Operations, 83	Social-Cultural Events, 192
Ratio	Social Inclusion, 196
Capital Adequacy (Basel), 17, 164, 224, 288	Social Report, 220
Claims, 91, 93	Sponsorships, 95
Combined, 91	Statement
Coverage, 56, 67, 71	of Cash Flows, 235
Expanded Combined, 91	of Changes in Financial Position, Consolidated, 234
Fixed Assets to Stockholders’ Equity, 16, 224, 270	of Changes in Stockholders’ Equity, 233
Operating Efficiency, 56, 70	of Value Added, 16, 236
Pay Out, 20	Statement of Income, 13, 14, 22
Performance, 17, 91	Analysis of, 23
Selling, 91, 93	Banco Bradesco BBI, 112
Stocks Valuation, 21	Banco Finasa, 111
Real Estate Loan, 78	Bradesco Consórcios, 117
Reclassifications (see Comparison Purposes), 244	Bradesco Corretora de Títulos e Valores Mobiliários, 123
Recognition (see Awards), 94, 99, 101, 106, 110, 181, 217	Bradesco Securities, 126
Renegotiation	by Business Segment, 58, 245
Portfolio of, 266	Consolidated, 54, 55, 232
Report	Insurance Companies, 90
Fiscal Council, 296	Leasing Companies, 116
Independent Auditors, 222, 295	Stocks
Management, 224	Bradesco, 18, 21
Responsibility	Change in Number of, 15
Social-Environmental, 183	Movement of Capital Stock, 280
Results/Income, 15	Number of, 15, 18
Analysis of the Statement of, 23	Performance of, 15, 21
By Business Segment, 58	Treasury, 18, 283
Exchange, 267	Stockholders
Non-operating, 285
Statement of, 13, 22, 54, 55, 232	Main, 128
Summarized Analysis of the Statement of Income, 13	Number of, 18
Variation of the Main Items of, 58	Stockholders’ Equity
Retail (Varejo), 136	(Parent Company), 280
Retained Claims, 93	Subordinated Debt, 277
Returns	Subsidiaries
on Stockholders’ Equity, 12, 57	Main, 129
on Assets, 57	Movement of Investments, 268
Risk	Transactions with, 285
Capital, 164, 288	Sustainability, 184, 185
Credit, 146, 285	Tax Credits
Levels, 260	Expected Realization of, 293
Liquidity, 146, 287	Not Triggered, 293
Management, 146, 285	Origin of, 292
Market, 146, 286	Tax Payment, 173
Operating, 94, 161	Taxes on Income, 1, 5, 241, 291
Risk Factors, 2, 157, 287	Calculation of Charges with, 291
Risk Management, 146, 285	Technical Provisions, 279
Savings (see Accounts), 85	Telecommunications, 145
Securities (TVM), 126	Training, 202
Classification of, 77, 247	Transactions
and Derivative Financial Instruments, 247, 285	ATM Network, 142
Market Value of, 290	Fone Fácil, 143
Portfolio Breakdown by Issuer, 77, 248	Internet, 144
Portfolio Breakdown by Maturity, 249	Number of (Banco Postal + Correspondent Banks), 138
Segment and Category, 77, 247, 249	with Parent Companies, 285
x Income on Securities Transactions, 61	Treasury, 115
Segmentation	Value
Bradesco Corporate, 133	Added, 16, 236
Bradesco Empresas (Middle Market), 134	Market, 19
Banco Postal, 136	Market (TVM), 290
Bradesco Prime, 135	VaR, 157, 287
Bradesco Private, 134	Vida e Previdência (Private Pension Plans), 103
Bradesco Varejo (Retail), 136	Volunteers
Market, 133	Program, 185

For further information, please contact:

Board of Executive Officers

Milton Almicar Silva Vargas
Executive Vice-President and IRO

Domingos Figueiredo de Abreu
Managing Director

Phone: (#55 11) 3681-4011
4000.mvargas@bradesco.com.br
4000.abreu@bradesco.com.br

Market Relations Department

Jean Philippe Leroy
Department Director

Phone: (#55 11) 2178-6201
Fax: (#55 11) 2178-6215
4823.jean@bradesco.com.br

Avenida Paulista, 1.450 - 1º andar
CEP 01310-917 - São Paulo-SP
Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.